Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-277799

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Shareholders of HomeStreet, Inc.:

On behalf of the board of directors of HomeStreet, Inc., which we refer to as “HomeStreet,” we are pleased to enclose the accompanying proxy statement/prospectus relating to, among other matters, the proposed combination of FirstSun Capital Bancorp, which we refer to as “FirstSun,” and HomeStreet. We are requesting that you take certain actions as a holder of HomeStreet common stock.

On January 16, 2024, FirstSun, HomeStreet, and Dynamis Subsidiary, Inc., a Washington corporation and wholly-owned subsidiary of FirstSun organized for the purposes of carrying out the merger (“Merger Sub”), entered into an Agreement and Plan of Merger (the “original merger agreement”). On April 30, 2024, FirstSun, HomeStreet and Merger Sub entered into Amendment No. 1 to the original merger agreement (the “April 30 amendment to the merger agreement”), which we refer to together with the original merger agreement as “the merger agreement.” The merger agreement provides for the combination of FirstSun and HomeStreet. The transaction will create a premier bank in the Southwest and West Coast with approximately $17 billion in assets. Under the merger agreement, Dynamis Subsidiary, Inc. will merge with and into HomeStreet, with HomeStreet remaining as the surviving entity and becoming a wholly-owned subsidiary of FirstSun, in a transaction we refer to as the “merger.” This surviving entity, immediately following the merger and as part of a single integrated transaction, will merge with and into FirstSun, with FirstSun continuing as the surviving corporation, in a transaction we refer to as the “second step merger,” and together with the merger, as the “mergers.” As a part of the proposed combination transaction, FirstSun’s wholly-owned subsidiary, Sunflower Bank, National Association, will convert from a national banking association into a Texas state-chartered bank that is a member of the Federal Reserve System. Immediately following the completion of the second step merger, HomeStreet’s wholly-owned subsidiary, HomeStreet Bank, a Washington state-chartered bank, will merge with and into, Sunflower Bank, a then Texas state-chartered, Federal-Reserve-System-member bank, with Sunflower Bank as the surviving bank, in a transaction we refer to as the “bank merger.”

If the mergers are completed, each outstanding share of HomeStreet common stock will be converted into the right to receive 0.3867 shares of FirstSun common stock, plus cash in lieu of fractional shares, except for (i) treasury stock and (ii) shares owned by HomeStreet or FirstSun, in each case, other than those held in certain accounts or in a fiduciary or agency capacity, shares held by HomeStreet or FirstSun in respect of debts previously contracted, which will be cancelled, and shares held by shareholders who properly exercise dissenters’ rights. Although HomeStreet shareholders will receive a fixed number of shares of FirstSun common stock, the market value of the merger consideration will fluctuate with the market price of FirstSun common stock and will not be known at the time HomeStreet shareholders vote on the merger agreement.

FirstSun common stock is currently quoted on the OTCQX® Best Market operated by the OTC Markets under the symbol “FSUN”, and as a closing condition to the mergers and undertakings in securities purchase agreements entered into in connection with the execution of the merger agreement, FirstSun will uplist its common stock to The Nasdaq Stock Market (“Nasdaq”) regardless of the mergers being consummated. The closing price of FirstSun common stock on the OTCQX® Best Market on April 29, 2024, the last trading day before the public announcement of the April 30 amendment to the merger agreement, was $35.00 per share. The closing price of FirstSun common stock on the OTCQX® Best Market on May 10, 2024, the last practicable trading day before the printing date of this proxy statement/prospectus, was $34.00 per share. The shares of FirstSun common stock that will be issued to HomeStreet shareholders in the mergers will be freely transferable.

HomeStreet common stock is traded on Nasdaq under the symbol “HMST.” The closing price of HomeStreet common stock on Nasdaq on April 29, 2024, the last trading day before the public announcement of the April 30 amendment to the merger agreement, was $12.28 per share. The closing price of HomeStreet common stock on the Nasdaq on May 10, 2024, the last practicable trading day before the printing date of this proxy statement/prospectus, was $10.33 per share. The implied value of the merger consideration payable for each share of HomeStreet common stock on April 29, 2024 and May 10, 2024 is $13.54 and $13.15, respectively. The value of the FirstSun common stock at the time of completion of the mergers could be greater than, less than or the same as the value of FirstSun common stock on the date of the accompanying proxy statement/prospectus or the date of the HomeStreet shareholder meeting. We urge you to obtain current market quotations for HomeStreet and FirstSun common stock.

Immediately following the completion of the mergers, FirstSun stockholders will continue to own shares of FirstSun common stock held by the FirstSun stockholders immediately prior to the completion of the mergers.

Concurrently with the execution of the merger agreement, FirstSun entered into an Upfront Securities Purchase Agreement (the “Upfront Securities Purchase Agreement”), dated January 16, 2024, with certain funds managed by Wellington Management (“Wellington”), pursuant to which, on the terms and subject to the conditions set forth therein, FirstSun sold, and Wellington purchased, for $32.50 per share and an aggregate purchase price of $80 million, approximately 2.46 million shares of FirstSun common stock. This transaction closed on January 17, 2024. Under the terms of the Upfront Securities Purchase Agreement, FirstSun is obligated to issue to Wellington, upon consummation of the mergers, warrants to purchase approximately 1.15 million shares of FirstSun common stock with such warrants having an initial exercise price of $32.50 per share (the “warrants”). The warrants will carry a term of three years, and may be settled on a “net share” basis by applying shares otherwise issuable under the warrants in satisfaction of the exercise price. In the event the mergers are not consummated, no warrants will be issued. Additionally, FirstSun entered into an Acquisition Finance Securities Purchase Agreement, dated January 16, 2024, as amended on April 30, 2024 by the First Amendment to the Acquisition Finance Securities Purchase Agreement (collectively, the “Acquisition Finance Securities Purchase Agreement,” and together with the Upfront Securities Purchase Agreement, the “Investment Agreements”) to increase the total amount of additional common equity capital to be raised at closing of the mergers from $95 million to $140 million to $155 million, with Wellington, Castle Creek Capital Partners VIII, L.P. (“Castle Creek”), and certain other institutional accredited investors. Pursuant to the Acquisition Finance Securities Purchase Agreement, on the terms and subject to the conditions set forth therein, substantially concurrently with the closing of the mergers, the investors will invest an aggregate of $140 million in exchange for the sale and issuance, at a purchase price of $32.50 per share, of approximately 4.31 million shares of FirstSun common stock. Further, FirstSun may offer an additional 461,539 shares of FirstSun common stock, at a purchase price of $32.50 per share, for an additional investment of $15 million from (i) Castle Creek, who has a 30-day window from the execution of the First Amendment to the Acquisition Finance Securities Purchase Agreement to elect to purchase such shares, or (ii) any other investor selected by FirstSun if Castle Creek does not elect to purchase such shares.

The mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, HomeStreet shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of HomeStreet common stock for FirstSun common stock in the mergers, except with respect to any cash received by HomeStreet shareholders in lieu of fractional shares of FirstSun common stock or from the exercise of dissenters’ rights.

Based on the number of shares of HomeStreet common stock outstanding as of April 30, 2024 and underlying outstanding HomeStreet equity awards as of April 30, 2024 that, at the effective time of the mergers, will be cancelled and entitle the holder to receive a number of shares of FirstSun common stock (for more information, see the section entitled “The Merger— Interests of HomeStreet’s Directors and Executive Officers in the Mergers”), the total number of shares of FirstSun common stock expected to be issued in connection with the mergers is approximately 7,509,395 shares. In addition, based on (i) the number of outstanding shares of FirstSun common stock and HomeStreet common stock as of April 30, 2024, (ii) the exchange ratio of 0.3867, and (iii) upon completion of the FirstSun capital raise transaction and the consummation of the mergers, it is expected that FirstSun stockholders, inclusive of the purchasers of shares in connection with the closing of the mergers, will hold approximately 81% of the issued and outstanding shares of FirstSun common stock and HomeStreet shareholders will hold approximately 19% of the issued and outstanding shares of FirstSun common stock. The merger agreement also provides for HomeStreet’s disposition or sale of approximately $300 million (based on principal balance) of certain of its commercial real estate loans, which disposition or loan sales will be consummated upon, or as soon as reasonably practicable, after the closing of the mergers. Additionally, the merger agreement provides that FirstSun will use its reasonable best efforts to enter into, prior to or as of closing, one or more definitive agreements, whereby FirstSun will issue, at the closing, an aggregate principal amount of at least $48.5 million in subordinated debt that qualifies as Tier 2 capital.

Effective January 15, 2024, the holders of a majority of the voting power of FirstSun common stock executed a written consent approving the issuance of common stock to be issued by FirstSun in connection with the mergers. The written consent was signed by the holders of 12,945,632 shares of FirstSun common stock. Accordingly, the holders of approximately 51.9% of the voting power of FirstSun common stock signed the written consent approving such share issuance. No additional vote or consent of the holders of FirstSun common stock was required in connection with the amendment to the original merger agreement.

HomeStreet will hold a meeting of its shareholders to ask shareholders to vote to approve the merger agreement and other related matters as described in this proxy statement/prospectus. In addition to the proposal to approve the merger agreement, HomeStreet will ask shareholders to approve a proposal to adjourn the HomeStreet shareholder meeting if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement, elect directors and vote on the other proposals described in the notice that follows this letter.

Your vote is important. HomeStreet and FirstSun cannot complete the mergers unless HomeStreet shareholders approve the merger agreement and the transactions contemplated thereby. The failure of any shareholder to vote will have the same effect as a vote against approving the merger agreement. Accordingly, whether or not you plan to virtually attend the HomeStreet shareholder meeting, you are requested to promptly vote your shares by proxy electronically via the Internet, by telephone or by sending in the appropriate paper proxy card as instructed in these materials.

Certain HomeStreet shareholders have entered into voting and support agreements with FirstSun pursuant to which they have agreed to vote “FOR” the approval of the merger agreement, subject to the terms of the voting and support agreements. The meeting of HomeStreet shareholders will be held virtually on June 18, 2024 at 10:00 a.m. Pacific Time at the website www.virtualshareholdermeeting.com/HMST2024SM.

The HomeStreet board of directors has unanimously determined that the merger agreement, the mergers, and the transactions contemplated by the merger agreement are advisable and in the best interests of HomeStreet and its shareholders and unanimously authorized, adopted and approved the merger agreement, the mergers and the transactions contemplated by the merger agreement, and unanimously recommends that HomeStreet shareholders vote “FOR” the proposal to approve the merger agreement, as amended by the April 30 amendment to the merger agreement, “FOR” the proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to named executive officers of HomeStreet in connections with the transactions contemplated by the merger agreement and “FOR” the proposal to adjourn the HomeStreet shareholder meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement. The members of the HomeStreet board of directors have, as shareholders of HomeStreet, agreed to vote their shares of HomeStreet common stock to approve the merger proposal.

This document, which serves as a proxy statement for the HomeStreet shareholder meeting and as a prospectus for the shares of FirstSun common stock to be issued in the mergers to HomeStreet shareholders, describes the meeting of HomeStreet shareholders, the mergers, the documents related to the mergers and other related matters, and the other proposals to be considered by HomeStreet shareholders. Please carefully read this entire proxy statement/prospectus. In particular, you should carefully read the information under the section entitled “Risk Factors” beginning on page 27. You can also obtain information about FirstSun and HomeStreet from documents that have been filed with the U.S. Securities and Exchange Commission that are either incorporated by reference into or attached to the accompanying proxy statement/prospectus.

On behalf of HomeStreet, thank you for your prompt attention to this important matter.

Sincerely,

Mark K. Mason

Chairman, Chief Executive Officer and President

HomeStreet, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the mergers or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the mergers are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either FirstSun or HomeStreet, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is May 15, 2024, and it is first being mailed or otherwise delivered to HomeStreet shareholders on or about May 16, 2024.

NOTICE OF THE HOMESTREET SHAREHOLDER MEETING
To be held on June 18, 2024, 10:00 a.m. (Pacific Time)
Virtual Meeting Only – No Physical Meeting Location

To the Shareholders of HomeStreet, Inc.:

We are pleased to invite you to virtually attend a meeting of shareholders, which we refer to as the HomeStreet shareholder meeting, of HomeStreet, Inc. (which we refer to as “HomeStreet” and references to “we,” “us,” and “our” for purposes of this notice refer to HomeStreet), to be held via webcast at www.virtualshareholdermeeting/HMST2024SM on June 18, 2024, at 10:00 a.m. Pacific time, for the following purposes:

1.	To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of January 16, 2024, as amended on April 30, 2024 by Amendment No. 1 to Agreement and Plan of Merger, by and between FirstSun Capital Bancorp, which we refer to as “FirstSun,” HomeStreet and Dynamis Subsidiary, Inc., which we refer to as “Merger Sub,” as it may be further amended from time to time, which we collectively refer to as the “merger agreement,” a copy of which is included as Annex A to the proxy statement/prospectus of which this notice is a part, under which Merger Sub will merge with and into HomeStreet and then HomeStreet with and into FirstSun, with FirstSun as the surviving corporation in the mergers, which we refer to as the “merger proposal”;
2.	To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of HomeStreet in connection with the transactions contemplated by the merger agreement, which we refer to as the “merger-related compensation proposal”;
3.	To consider and vote on a proposal to adjourn the HomeStreet shareholder meeting, if necessary or appropriate to permit further solicitation of proxies in favor of the merger proposal, which we refer to as the “adjournment proposal”;
4.	To consider and vote on a proposal to elect eight directors of HomeStreet to serve until the next annual meeting of shareholders of HomeStreet, or until their successors are elected or appointed or until earlier death, resignation or removal, which we refer to as the “director election proposal”;
5.	To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the executive compensation of HomeStreet’s named executive officers for 2023, which we refer to as the “compensation (non-merger) proposal”;
6.	To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the frequency of future advisory (non-binding) votes on executive compensation, which we refer to as the “frequency of compensation vote proposal”; and
7.	To consider and vote on a proposal to ratify, on an advisory (non-binding) basis, HomeStreet’s independent registered public accounting firm for the fiscal year ending December 31, 2024, which we refer to as the “auditor ratification proposal”.

The HomeStreet board of directors has set April 11, 2024 as the record date for the HomeStreet shareholder meeting. Only holders of record of HomeStreet common stock at the close of business on April 11, 2024 will be entitled to notice of and to vote at the HomeStreet shareholder meeting and any adjournments or postponements thereof.

The affirmative vote of a majority of the outstanding shares of HomeStreet common stock entitled to vote thereon is required to approve the merger proposal. Assuming a quorum is present, approval of each of the merger-related compensation proposal, adjournment proposal, director election proposal (for a non-contested election), compensation (non-merger) proposal and auditor ratification proposal requires that the votes cast in favor of such proposal exceed the votes cast against such proposal. For the frequency of compensation vote proposal, the frequency (one year, two years or three years) receiving the highest number of votes from shareholders present virtually or by proxy at the HomeStreet shareholder meeting and entitled to vote thereon will be considered the frequency preferred by shareholders. HomeStreet will transact no other business at the shareholder meeting, except for business properly brought before the HomeStreet shareholder meeting or any adjournment or postponement thereof. Certain HomeStreet shareholders have entered into voting and support agreements with FirstSun pursuant to which they have agreed to vote “FOR” the approval of the merger agreement, subject to the terms of the voting and support agreements.

HomeStreet shareholders must approve the merger proposal in order for the mergers to occur. If HomeStreet shareholders fail to approve the merger proposal, the mergers will not occur. The proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the HomeStreet shareholder meeting. Please review the proxy statement/prospectus and its annexes carefully and in their entirety.

HomeStreet shareholders who do not vote in favor of the proposal to approve the merger agreement and who deliver a demand for payment before the vote is taken on the merger proposal and comply with all of the requirements of Chapter 23B.13 (“Chapter 23B.13”) of the Washington Business Corporation Act (“WBCA”), which are summarized in the accompanying proxy statement/prospectus, will have the right to seek appraisal of the fair value of their shares of HomeStreet common stock, in accordance with Chapter 23B.13 of the WBCA. Pursuant to Chapter 23B.13, when a proposed merger is to be submitted to a vote at a meeting of shareholders, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights and must be accompanied by a copy of Chapter 23B.13. Accordingly, this notice of the HomeStreet shareholder meeting constitutes notice to the shareholders of HomeStreet common stock of their dissenters’ rights, and a copy of Chapter 23B.13 is attached to the accompanying proxy statement/prospectus as Annex C.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF HOMESTREET COMMON STOCK YOU OWN. Whether or not you plan to virtually attend the HomeStreet shareholder meeting, please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions in the enclosed proxy statement/prospectus and on your proxy card. If you hold your shares in “street name” through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

The HomeStreet board of directors has unanimously determined that the merger agreement, the mergers, and the transactions contemplated by the merger agreement are advisable and in the best interests of HomeStreet and its shareholders and unanimously authorized, adopted and approved the merger agreement, the mergers and the transactions contemplated by the merger agreement, and unanimously recommends that HomeStreet shareholders vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal, “FOR” the adjournment proposal, “FOR” the director election proposal, “FOR” the compensation (non-merger) proposal, “FOR” one year as the frequency of future votes to approve executive compensation and “FOR” the auditor ratification proposal.

HomeStreet has adopted a virtual format for the HomeStreet shareholder meeting to provide a safe, consistent and convenient experience to all shareholders regardless of location. You will be able to virtually attend the meeting, submit your questions and comments during the meeting, and vote your shares at the meeting by visiting www.virtualshareholdermeeting.com/HMST2024SM and entering your control number found on your proxy card or broker instruction letter.

If you have any questions or need assistance with voting, please contact:

OKAPI PARTNERS LLC
1212 Avenue of the Americas
New York, NY 10036
Toll-Free: (877) 566-1922
Email: pmchugh@okapipartners.com

BY ORDER OF THE BOARD OF DIRECTORS, Godfrey B. Evans Executive Vice President, General Counsel, and Corporate Secretary

May 16, 2024

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by FirstSun, constitutes a prospectus of FirstSun under Section 5 of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” with respect to the shares of FirstSun common stock to be offered to HomeStreet shareholders in connection with the mergers. This proxy statement/prospectus also constitutes a notice of meeting and proxy statement being used by the HomeStreet board of directors to solicit proxies of HomeStreet shareholders in connection with approval of the mergers and related matters.

All references in this proxy statement/prospectus to “FirstSun” refer to FirstSun Capital Bancorp, a Delaware corporation, all references to “Sunflower Bank” refer to Sunflower Bank, following its conversion from a national banking association into a Texas state-chartered bank and member of the Federal Reserve, and all references to “Merger Sub” refer to Dynamis Subsidiary, Inc.

All references in this proxy statement/prospectus to “HomeStreet” refer to HomeStreet, Inc., a Washington corporation, and all references to “HomeStreet Bank” refer to HomeStreet Bank, a Washington state-chartered bank.

All references in this proxy statement/prospectus to the “combined company” refer to FirstSun immediately following completion of the second step merger.

All references in this proxy statement/prospectus to “FirstSun common stock” refer to the common stock of FirstSun, par value $0.0001 per share, and all references in this proxy statement/prospectus to “HomeStreet common stock” refer to the common stock of HomeStreet, no par value.

All references in this proxy statement/prospectus to the “merger agreement” refer to the Agreement and Plan of Merger dated January 16, 2024, as amended on April 30, 2024 by Amendment No. 1 to Agreement and Plan of Merger, by and between FirstSun, HomeStreet, and Merger Sub.

All references in this proxy statement/prospectus to “we,” “our” and “us” refer to FirstSun and HomeStreet collectively, unless otherwise indicated or as the context requires.

You should rely only on the information contained in, attached to or incorporated by reference into the accompanying proxy statement/prospectus. No person has been authorized to give any information or make any representation about the mergers or FirstSun or HomeStreet that differs from, or adds to, the information in this proxy statement/prospectus or in documents that are publicly filed with the SEC. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to HomeStreet shareholders nor the issuance of FirstSun common stock in the mergers or investment agreements will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

 IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE HOMESTREET SHAREHOLDER MEETING TO BE HELD ON JUNE 18, 2024:

The proxy materials, including the proxy statement/prospectus and Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are available free of charge at www.proxyvote.com.

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WHERE YOU CAN FIND MORE INFORMATION

Both FirstSun and HomeStreet file annual, quarterly and special or current reports, proxy statements and other business and financial information with the SEC. In addition, FirstSun and HomeStreet file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from FirstSun at https://ir.firstsuncb.com/investor-relations/default.aspx under the section “Financials and Filings” and then click the tab “View Filings”, or from HomeStreet at https://ir.homestreet.com/corporate-profile/default.aspx under the tab “SEC Filings.”

FirstSun has filed a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a free copy of the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This proxy statement/prospectus incorporates by reference documents that FirstSun and HomeStreet have previously filed with the SEC. These documents contain important information about the companies and their financial condition. See “Incorporation of Certain Documents by Reference” beginning on page 189. These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

FirstSun Capital Bancorp	HomeStreet, Inc.
1400 16th Street, Suite 250	601 Union Street, Suite 2000
Denver, Colorado 80202	Seattle, WA 98101
Attention: Investor Relations	Attention: Investor Relations
(303) 962-0150	(206) 515-2291

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact FirstSun, by calling (303) 962-0150, or HomeStreet, by calling (206) 515-2291.

To obtain timely delivery of these documents, you must request them no later than five business days before the date of the HomeStreet shareholder meeting. This means that to obtain timely delivery of these documents, you must request the information no later than June 11, 2024 in order to receive them before the HomeStreet shareholder meeting.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes government, industry and trade association data, forecasts and information that FirstSun and HomeStreet have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information available to us, which information may be specific to particular markets or geographic locations. Statements as to market position are based on market data currently available to FirstSun and HomeStreet. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although FirstSun and HomeStreet believe these sources are reliable, FirstSun and HomeStreet have not independently verified the information. Some data is also based on FirstSun’s and HomeStreet’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. FirstSun and HomeStreet believe their internal research is reliable, even though such research has not been verified by any independent sources. While FirstSun and HomeStreet are not aware of any misstatements regarding industry data presented herein, FirstSun’s and HomeStreet’s estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus.

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IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.235 billion in total annual gross revenue during its last fiscal year, FirstSun qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	FirstSun is exempt from the requirement to obtain an attestation from its auditors on management’s assessment of FirstSun’s internal control over financial reporting under the Sarbanes-Oxley Act of 2002;
•	FirstSun will be permitted an extended transition period for complying with new or revised accounting standards affecting public companies and such new or revised accounting standards will not be applicable to FirstSun until such time as they are applicable to private companies;
•	FirstSun is permitted to provide reduced disclosure regarding its executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means FirstSun does not have to include a compensation discussion and analysis and certain other disclosures regarding its executive compensation arrangements; and
•	FirstSun is not required to hold non-binding stockholder advisory votes on executive compensation or golden parachute arrangements.

FirstSun may take advantage of some or all of these provisions through 2026, or such earlier time as FirstSun ceases to qualify as an emerging growth company, which will occur if FirstSun has more than $1.235 billion in total annual gross revenue, if FirstSun issues more than $1.0 billion of non-convertible debt in a three-year period, or if FirstSun is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700.0 million as of any June 30, in which case FirstSun would no longer be an emerging growth company as of the following December 31.

FirstSun expects to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports it files and will file with the SEC and proxy statements that it uses to solicit proxies from its stockholders. As a result, the information that FirstSun provides to its stockholders may be different than what you might receive from other public reporting companies from which you hold equity interests. In addition, the JOBS Act permits FirstSun to take advantage of an extended transition period for complying with new or revised accounting standards affecting public companies. FirstSun has elected to use this extended transition period, which means that the financial information included in this prospectus, as well as any financial statements that it files in the future, may not be subject to all new or revised accounting standards generally applicable to public companies for the transition period as long as it remains an emerging growth company or until it affirmatively and irrevocably opts out of the extended transition period under the JOBS Act. As a result, FirstSun’ financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

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QUESTIONS AND ANSWERS

The following are brief answers to certain questions that you may have regarding the mergers between FirstSun Capital Bancorp (“FirstSun”) and HomeStreet, Inc. (“HomeStreet”) and the meeting of the shareholders of HomeStreet and the other matters being proposed for the HomeStreet shareholder meeting. We urge you to read this section carefully, as well as the entirety of this proxy statement/prospectus, including all annexes and exhibits, because the information in this section may not provide all the information that might be important to you in determining how to vote regarding the mergers and the other matters being proposed for the HomeStreet shareholder meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus. See “Where You Can Find More Information” on page ii.

Q:	What are the mergers?

A:	FirstSun, HomeStreet and Dynamis Subsidiary, Inc. (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of January 16, 2024, as amended April 30, 2024, (the “original merger agreement”). On April 30, 2024, FirstSun, HomeStreet and Merger Sub entered into Amendment No. 1 to the original merger agreement (the “April 30 amendment to the merger agreement,” and together with the original merger agreement, the “merger agreement”). Under the merger agreement, subject to the terms and conditions of the merger agreement, Merger Sub will merge with and into HomeStreet, with HomeStreet remaining as the surviving entity and becoming a wholly-owned subsidiary of FirstSun, in a transaction we refer to as the “merger.” Immediately following the merger and as part of a single integrated transaction, HomeStreet will merge with and into FirstSun, with FirstSun as the surviving entity, in a transaction we refer to as the “second step merger” and together with the merger, as the “mergers.” As a part of the proposed combination, FirstSun’s wholly-owned subsidiary, Sunflower Bank, National Association, a national banking association will convert from a national banking association into a Texas state-chartered bank that is a member of the Federal Reserve System. Immediately following the completion of the second step merger, HomeStreet’s wholly-owned subsidiary, HomeStreet Bank, a Washington state-chartered bank, will merge with and into, Sunflower Bank, a then Texas state-chartered, Federal-Reserve-System-member bank, with Sunflower Bank as the surviving bank, in a transaction we refer to as the “bank merger.” Following the bank merger, the surviving bank will operate the assumed branches of HomeStreet Bank under the “HomeStreet Bank” or “HomeStreet” name and brand.

At the effective time of the mergers (the “effective time”), each holder of HomeStreet common stock issued and outstanding immediately prior to the effective time, except for (i) treasury stock and (ii) shares owned by HomeStreet or FirstSun, in each case, other than those held in certain accounts or in a fiduciary or agency capacity that are beneficially owned by third parties, shares held by HomeStreet or FirstSun in respect of debts previously contracted, which will be cancelled, and shares held by shareholders who properly exercise dissenters’ rights, will be entitled to receive 0.3867 of a share (the “exchange ratio”) of FirstSun common stock, and cash in lieu of fractional shares of FirstSun common stock, subject to certain exceptions (the “merger consideration”).

Immediately following the effective time, (i) HomeStreet will no longer be a public company, (ii) HomeStreet common stock will be delisted from The Nasdaq Stock Market (“Nasdaq”) and will cease to be publicly traded and (iii) HomeStreet common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Immediately following the second step merger, FirstSun stockholders will continue to own their existing shares of FirstSun common stock and the separate corporate existence of HomeStreet will cease.

The mergers cannot be completed unless, among other things, HomeStreet shareholders approve the merger agreement and the mergers, see the section entitled “Q: What is the vote required to approve each proposal at the HomeStreet shareholder meeting?” beginning on page 6, and the bank merger has been approved by applicable banking regulators.

A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. Additionally, see the information provided in the section entitled “The Merger Agreement—Structure of the Mergers” beginning on page 87. We urge you to read carefully this proxy statement/prospectus and all annexes and exhibits hereto, including the merger agreement, in their entirety.

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Q:	Why am I receiving this proxy statement/prospectus?
A:	You are receiving this proxy statement/prospectus to help you decide how to vote your shares of HomeStreet common stock at the HomeStreet shareholder meeting in connection with the mergers and related matters and with respect to the other matters to be considered at the HomeStreet shareholder meeting.

In order to complete the mergers, among other things, HomeStreet shareholders must approve the merger agreement. HomeStreet shareholders will also be asked to approve a proposal to approve, by a non-binding advisory vote, the merger-related compensation payments that will or may be paid to the named executive officers of HomeStreet in connection with the transactions contemplated by the merger agreement and to adjourn the meeting of the HomeStreet shareholders, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the HomeStreet shareholder meeting to approve the merger agreement. The approval of neither the merger-related compensation proposal nor the adjournment proposal is a condition to the obligations of HomeStreet or FirstSun to complete the merger.

To approve the merger agreement and related matters, as well as the other matters described in this proxy statement/prospectus, HomeStreet has called a meeting of its shareholders. This document serves as the proxy statement for the HomeStreet shareholder meeting because HomeStreet’s board of directors is soliciting proxies from its shareholders and the document describes the proposals to be presented at the HomeStreet shareholder meeting.

This document is also a prospectus being delivered to HomeStreet shareholders because, pursuant to the merger agreement, FirstSun is offering shares of FirstSun common stock to HomeStreet shareholders in exchange for HomeStreet common stock as merger consideration.

This proxy statement/prospectus contains important information about the mergers and the other proposals described in this proxy statement/prospectus that will be voted on at the HomeStreet shareholder meeting and important information on the investment agreements and information to consider in connection with an investment in FirstSun common stock. You should read the proxy statement/prospectus and all annexes and exhibits hereto in their entirety, carefully. The enclosed materials allow you to have your shares of HomeStreet common stock voted by proxy without attending the HomeStreet shareholder meeting. Your vote is important and we encourage you to submit your proxy as soon as possible whether or not you plan to virtually attend the HomeStreet shareholder meeting.

Q:	Why did the parties amend the original merger agreement?
A:	Since the date of the announcement of the mergers, the banking environment has continued to experience persistently higher interest rates as well as some modest stress related to certain assets, including commercial real estate. In FirstSun’s discussions with the Office of the Comptroller of the Currency (the “OCC”), it became apparent that the bank merger would not receive approval over the near term, which we believed was partially related to its recent negative experience with multifamily and commercial real estate assets in some banks. We also believe the OCC’s position resided in the fact that the OCC was not the primary regulator for HomeStreet. FirstSun has had significant interaction with the Federal Reserve and the Texas Department of Banking, and we believe there is a pathway for this merger application to be approved.
Q:	What will HomeStreet shareholders receive in the mergers?
A:	If the mergers are completed, each issued and outstanding share of HomeStreet common stock immediately prior to the effective time will be converted into the right to receive 0.3867 shares of FirstSun common stock, except for (i) treasury stock and (ii) shares owned by HomeStreet or FirstSun, in each case, other than those held in certain accounts or a fiduciary or agency capacity that are beneficially owned by third parties, shares held by HomeStreet or FirstSun in respect of debts previously contracted, which will be cancelled, and shares held by shareholders who properly exercise dissenters’ rights. FirstSun will not issue any fractional shares of FirstSun common stock in the mergers. Instead, a HomeStreet shareholder who otherwise would be entitled to receive a fraction of a share of FirstSun common stock will receive an amount in cash (without interest) equal to such fractional part of a share of FirstSun common stock, rounded to the nearest one-thousandth, multiplied by $35.00.

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It is currently expected that the shareholders of HomeStreet existing immediately prior to the effective time, in the aggregate, will receive shares in the mergers constituting approximately 19% of the outstanding shares of FirstSun common stock immediately following the completion of the mergers and the investments under the Investment Agreements.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the mergers are completed?
A:	Yes. Although the number of shares of FirstSun common stock that HomeStreet shareholders will be entitled to receive is fixed at 0.3867 per share, the value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the effective time based upon the market value of FirstSun common stock.

Q:	How will the mergers affect HomeStreet equity awards?

A:	At the effective time, the merger agreement provides that each outstanding restricted stock unit granted on or before December 31, 2023 under the Amended and Restated HomeStreet 2014 Equity Incentive Plan (the “2014 Plan”, and each such restricted stock unit, a “Pre-2024 HomeStreet RSU”), and each outstanding performance stock unit granted under the 2014 Plan (a “HomeStreet PSU”), will automatically accelerate (with performance-based vesting for HomeStreet PSUs occurring at target), be cancelled and entitle the holder to receive, no later than three business days after the effective time, (i) a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the Pre-2024 HomeStreet RSU or HomeStreet PSU immediately prior to the effective time (for HomeStreet PSUs, based on target performance) multiplied by (y) the exchange ratio, plus, (ii) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such Pre-2024 HomeStreet RSU or HomeStreet PSU.

At the effective time, the merger agreement provides that each outstanding HomeStreet restricted stock unit granted after December 31, 2023 (a “2024 HomeStreet RSU”) will automatically be converted into a FirstSun restricted stock unit award in respect of a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the 2024 HomeStreet RSU immediately prior to the effective time multiplied by (y) the exchange ratio (the “Converted RSU Awards”). Each Converted RSU Award will be subject to the same terms and conditions, including payment of accrued dividends upon vesting, as applied to the corresponding 2024 HomeStreet RSU immediately prior to the effective time, provided that time-based vesting conditions will accelerate upon the earlier of (i) a termination of employment of the applicable holder of such Converted RSU Award without Cause or for Good Reason (each as defined in the 2014 Plan and 2024 HomeStreet RSU), (ii) the date on which the system conversion of the banking operations of FirstSun and HomeStreet is completed (or up to 30 days thereafter, at FirstSun’s discretion), (iii) six months from the closing date or (iv) any earlier vesting date or event required by the 2024 HomeStreet RSU prior to the effective time.

Q:	How will the merger affect HomeStreet’s 401(k) plan?
A:	The merger agreement provides that if requested by FirstSun in writing not less than ten business days prior to the closing date, the board of directors of HomeStreet or HomeStreet Bank will cause HomeStreet’s 401(k) plan to be terminated effective as of the day immediately prior to the closing date and contingent upon the occurrence of the effective time. If FirstSun requests that HomeStreet’s 401(k) plan be terminated, (i) HomeStreet will provide FirstSun with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and comment by FirstSun) not later than two days immediately preceding the closing date, and (ii) any continuing employees will be eligible to participate, effective as of the effective time, in a 401(k) plan sponsored or maintained by FirstSun or one of its subsidiaries, it being agreed that there will be no gap in participation. FirstSun and HomeStreet will take any and all actions as may be required, including amendments to HomeStreet’s 401(k) plan and/or FirstSun’s 401(k) plan, to permit the continuing employees to make rollover contributions to FirstSun’s 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of Code) in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such employee from the HomeStreet 401(k) plan.

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Q:	What will happen in the mergers with respect to the agreements FirstSun entered into with certain third parties when the merger agreement was executed to provide financing for the transactions contemplated by the merger agreement?
A:	Concurrently with the execution of the merger agreement, FirstSun entered into an Upfront Securities Purchase Agreement (the “Upfront Securities Purchase Agreement”), dated January 16, 2024, with certain funds managed by Wellington Management (“Wellington”), pursuant to which, on the terms and subject to the conditions set forth therein, FirstSun sold, and Wellington purchased, for $32.50 per share and an aggregate purchase price of $80 million, approximately 2.46 million shares of FirstSun common stock. This transaction closed on January 17, 2024. Under the terms of the Upfront Securities Purchase Agreement, FirstSun is committed to listing FirstSun’s common stock on a national securities exchange, regardless of whether the mergers are consummated, and FirstSun is obligated to issue to Wellington, upon consummation of the mergers, warrants to purchase approximately 1.15 million shares of FirstSun common stock with such warrants having an initial exercise price of $32.50 per share. The warrants will carry a term of three years, and may be settled on a “net share” basis by applying shares otherwise issuable under the warrants in satisfaction of the exercise price. In the event the mergers are not consummated, no warrants will be issued.

Additionally, FirstSun entered into an Acquisition Finance Securities Purchase Agreement, dated January 16, 2024, as amended on April 30, 2024 by the First Amendment to the Acquisition Finance Securities Purchase Agreement (collectively, the “Acquisition Finance Securities Purchase Agreement,” and together with the Upfront Securities Purchase Agreement, the “Investment Agreements”) with Wellington, Castle Creek and certain other institutional accredited investors. Pursuant to the Acquisition Finance Securities Purchase Agreement, on the terms and subject to the conditions set forth therein, substantially concurrently with the closing of the mergers, the investors will invest an aggregate of $140 million in exchange for the sale and issuance, at a purchase price of $32.50 per share, of approximately 4.31 million shares of FirstSun common stock. Further, FirstSun may offer an additional 461,539 shares of FirstSun common stock, at a purchase price of $32.50 per share, for an additional investment of $15 million from (i) Castle Creek, who has a 30-day window from the execution of the First Amendment to the Acquisition Finance Securities Purchase Agreement to elect to purchase such shares, or (ii) any other investor selected by FirstSun if Castle Creek does not elect to purchase such shares.

The Acquisition Finance Securities Purchase Agreement investment is contingent upon the merger closing in accordance with the terms of the merger agreement and are subject to the satisfaction or waiver of certain other closing conditions. See the information provided in the section entitled “The Mergers—Investment Agreements” beginning on page 82.

Q:	What are the material U.S. federal income tax consequences of the mergers to HomeStreet shareholders?

A:	The mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the mergers that FirstSun and HomeStreet receive written opinions from their respective counsel to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the mergers so qualify, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences of the Mergers”) of HomeStreet common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of HomeStreet common stock for shares of FirstSun common stock pursuant to the mergers, except with respect to any cash received in lieu of fractional shares of FirstSun common stock or from the exercise of dissenters’ rights. You should be aware that the tax consequences to you of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. For further information, see “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 109. HomeStreet shareholders should consult their own tax advisors for a full understanding of the particular tax consequences of the mergers to them.

Q:	If I am a HomeStreet shareholder, should I send in my HomeStreet stock certificate(s) now?

A:	No. Please do not send in your HomeStreet stock certificate(s) with your proxy. After the mergers close, you will receive further documents and detailed instructions regarding the exchange of your HomeStreet stock certificates for the merger consideration. See “The Merger Agreement—Exchange of Shares” beginning on page 91.
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Q:	When and where is the HomeStreet shareholder meeting?
A:	The HomeStreet shareholder meeting will be held via webcast on June 18, 2024 at 10:00 a.m. Pacific Time at www.virtualshareholdermeeting/HMST2024SM.
Even if you plan to virtually attend the HomeStreet shareholder meeting, HomeStreet recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend or become unable to attend the applicable meeting. See the section entitled “Q: How do I vote my shares?” beginning on page 9.
Q:	What are HomeStreet shareholders being asked to vote on at the HomeStreet shareholder meeting?
A:	At the HomeStreet shareholder meeting, HomeStreet shareholders will be asked to consider and vote on the following three proposals, which are referred to in this proxy statement/prospectus as the “merger-related proposals”:
•	Proposal No. 1 – a proposal to approve the merger agreement, which HomeStreet refers to as the “merger proposal”;

•	Proposal No. 2 – a proposal to approve, on an advisory (non-binding) basis the merger-related compensation payments that will or may be paid to the named executive officers of HomeStreet in connection with the transactions contemplated by the merger agreement, which HomeStreet refers to as the “merger-related compensation proposal”; and

•	Proposal No. 3 – a proposal to adjourn the HomeStreet shareholder meeting, if necessary or appropriate, for the purpose of soliciting additional proxies in favor of the merger proposal, which HomeStreet refers to as the “adjournment proposal.”

In order to complete the mergers, among other things, HomeStreet shareholders must approve the HomeStreet merger proposal. The approval of neither the merger-related compensation proposal nor the adjournment proposal is a condition to the obligations of HomeStreet or FirstSun to complete the mergers.

In addition to the merger-related proposals, HomeStreet shareholders will be asked to consider and vote on the following four proposals:

•	Proposal No. 4 – a proposal to elect eight directors of HomeStreet to serve until the next annual the meeting of shareholders of HomeStreet, or until their successors are elected or appointed or until death, resignation or removal, whichever is earlier, which HomeStreet refers to as the “director election proposal” (provided that if Proposal No. 1 is approved and the mergers are completed, the separate corporate existence of HomeStreet will cease and the term of the directors will end in accordance with the merger agreement);

•	Proposal No. 5 – a proposal to approve, on an advisory (non-binding) basis, the executive compensation of HomeStreet’s named executive officers for 2023, which HomeStreet refers to as the “compensation (non-merger) proposal”;

•	Proposal No. 6 – a proposal to approve, on an advisory (non-binding) basis, the frequency of future advisory (non-binding) votes on executive compensation, which HomeStreet refers to as the “frequency of compensation vote proposal” (provided that if mergers are completed, no such future advisory votes will occur); and

•	Proposal No. 7 – a proposal to ratify, on an advisory (non-binding) basis, HomeStreet’s independent registered public accounting firm for the fiscal year ending December 31, 2024, which HomeStreet refers to as the “auditor ratification proposal” however, if the mergers are completed, HomeStreet will be merged out of existence and this engagement will end).
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Q	Why am I being asked to consider and vote on the merger-related compensation proposal?
A:	Under the U.S. Securities and Exchange Commission (the “SEC”) rules, HomeStreet is required to seek an advisory non-binding vote with respect to the compensation that will or may be paid to HomeStreet’s named executive officers in connection with the consummation of the transactions contemplated by the merger agreement, or “golden parachute” compensation.
Q	What happens if holders of HomeStreet common stock do not approve, by advisory, non-binding vote, the merger-related compensation proposal?
A:	The vote on the merger-related compensation proposal is separate and apart from the votes to approve the other proposals being presented at the HomeStreet shareholder meeting. Because the vote on the merger-related compensation proposal is advisory in nature only, it will not be binding on HomeStreet, FirstSun or the combined company in the mergers. Accordingly, the merger-related compensation will be paid to HomeStreet’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of HomeStreet common stock do not approve the merger-related compensation proposal.
Q:	What constitutes a quorum for the HomeStreet shareholder meeting?

A:	The presence at the HomeStreet shareholder meeting, virtually or represented by proxy, of a majority of the outstanding shares of HomeStreet common stock will constitute a quorum for the transaction of business at the HomeStreet shareholder meeting. Abstentions, votes withheld and broker non-votes will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Under certain circumstances banks, brokers and other nominees are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions to the bank, broker or other nominee, which is referred to as a “broker non-vote”. In these cases, those shares will be counted for the purpose of determining whether a quorum is present. Please see “Q: If my shares are held in ‘street name’ by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?”
Q:	Who is entitled to vote?
A:	All shareholders of record of HomeStreet’s common stock at the close of business on April 11, 2024 (the “record date”) are entitled to notice of, and to vote at, the HomeStreet shareholder meeting.

Q:	How many shares are entitled to vote at the meeting?
A:	As of the record date, 18,857,566 shares of HomeStreet common stock were issued, outstanding and entitled to vote at the HomeStreet shareholder meeting.
Q:	How many votes do I have?
A:	Each share of HomeStreet common stock you owned on the record date is entitled to one vote for each director candidate. You may NOT cumulate votes relating to the election of directors. For the other matters presented at this meeting, you are entitled to one vote for each share of common stock you owned on the record date.
Q:	What is the vote required to approve each proposal at the HomeStreet shareholder meeting?
A:	Merger proposal

Standard: Approval of the merger proposal requires the affirmative vote of at least a majority of the outstanding shares of HomeStreet common stock. HomeStreet shareholders must approve the merger proposal in order for the mergers to occur. If HomeStreet shareholders fail to approve the HomeStreet merger proposal, the mergers will not occur and HomeStreet shareholders will not receive the merger consideration.

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

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B.	Merger-related compensation proposal, compensation (non-merger) proposal, adjournment proposal, and auditor ratification proposal

Standard: Approval of the merger-related compensation proposal, compensation (non-merger) proposal, adjournment proposal, and auditor ratification proposal requires the votes cast by shareholders of HomeStreet in favor of the proposal to exceed the votes cast by shareholders of HomeStreet against the proposal at the HomeStreet shareholder meeting.

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to any of these proposals, you will be deemed not to have cast a vote with respect to the proposal for which you failed to vote, marked “ABSTAIN” or failed to instruct your bank or broker, and it will have no effect on the proposal.

C.	Director election proposal

Standard: Assuming a quorum is present, and in accordance with HomeStreet’s Amended and Restated Bylaws, dated July 25, 2019, in an uncontested election, the number of votes cast for a director nominee must exceed the votes cast against the director nominee for the director to be elected.

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the director election proposal, you will be deemed not to have cast a vote, marked “ABSTAIN” or failed to instruct your bank or broker, with respect to the proposal and it will have no effect on the proposal.

D.	Frequency of compensation vote proposal

Standard: Assuming a quorum is present, the frequency (one year, two years or three years) receiving the highest number of votes from shareholders present virtually or by proxy at the HomeStreet shareholder meeting and entitled to vote thereon will be considered the frequency preferred by the shareholders.

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the frequency of compensation vote proposal, you will be deemed not to have cast a vote, marked “ABSTAIN” or failed to instruct your bank or broker, with respect to the proposal and it will have no effect on the proposal.

Q:	Are there any voting agreements with existing shareholders?
A:	Yes. In connection with entering into the merger agreement, each member of the HomeStreet board of directors has entered into a voting agreement with FirstSun in which such HomeStreet director has agreed to vote all HomeStreet common stock owned by such director in favor of the mergers, and against alternative transactions or other proposals that could prevent or materially delay the mergers, grant a corresponding proxy with respect to their shares of HomeStreet common stock under certain circumstances and not, directly or indirectly, assign, sell, transfer or otherwise dispose of their shares of HomeStreet common stock, subject to certain exceptions. The voting agreements relate only to the merger-related proposals. As of the record date, shares constituting 1.67% of HomeStreet common stock entitled to vote at the HomeStreet shareholder meeting are subject to the voting agreements.
Q:	Are there any risks I should consider in deciding whether to vote for the approval of the merger proposal or the other proposals to be considered at the HomeStreet shareholder meeting?
A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 27. You also should read and carefully consider the risk factors of FirstSun and HomeStreet contained in the documents that are incorporated by reference into or attached as an annex to this proxy statement/prospectus, and we also urge you to read carefully this proxy statement/prospectus and all annexes and exhibits hereto in their entirety.

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Q:	What are the conditions to complete the mergers?
A:	The obligations of FirstSun and HomeStreet to complete the mergers are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including, among other things, (i) adoption of the merger agreement by the requisite vote of the HomeStreet shareholders, (ii) Sunflower Bank’s conversion from a national banking association to a Texas state-chartered bank that will be a member of the Federal Reserve, (iii) the receipt of the requisite regulatory approvals from the Federal Reserve, the Texas Department of Banking and the Washington Department of Financial Institutions (“WDFI”), (iv) no governmental entity having imposed, and no requisite regulatory approval containing, a materially burdensome condition (as defined in “The Mergers—Regulatory Approvals Required for the Mergers” beginning on page 84) and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the transactions contemplated by the merger agreement or any law making the completion thereof illegal. FirstSun’s and HomeStreet’s obligation to complete the mergers is also subject to certain additional conditions, including (a) subject to certain materiality thresholds, the accuracy of the representations and warranties of HomeStreet, in the case of FirstSun and Merger Sub, and FirstSun and Merger Sub, in the case of HomeStreet, including the absence of a material adverse effect, (b) performance in all material respects by HomeStreet, in the case of FirstSun and Merger Sub, and FirstSun and Merger Sub, in the case of HomeStreet, of its respective obligations under the merger agreement and authorization for listing on Nasdaq of the shares of FirstSun common stock, subject to official notice of issuance, (c) receipt by such party of an opinion from its counsel to the effect that the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (d) FirstSun causing the election or appointment of three qualified nominees from the board of directors of HomeStreet to the board of directors of FirstSun and Sunflower Bank.

Q:	How does the HomeStreet board of directors recommend that I vote at the HomeStreet shareholder meeting?
A:	The HomeStreet board of directors unanimously recommends that you vote:
•	“FOR” the merger proposal,
•	“FOR” the merger-related compensation proposal,
•	“FOR” the adjournment proposal,
•	“FOR” the director election proposal,
•	“FOR” the compensation (non-merger) proposal,
•	“FOR” one year for the frequency of future advisory (non-binding) votes on executive compensation, and
•	“FOR” the auditor ratification proposal.
In considering the recommendations of the HomeStreet board of directors, HomeStreet shareholders should be aware that HomeStreet directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of the HomeStreet shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of HomeStreet’s Directors and Executive Officers in the Mergers” beginning on page 72.
Q:	What do I need to do now?
A:	After carefully reading and considering the information contained in this proxy statement/prospectus, including all annexes, exhibits and documents incorporated by reference in this document in its entirety, please vote your shares as soon as possible so that your shares will be represented at the HomeStreet shareholder meeting. Please follow the instructions set forth herein or on the enclosed proxy card and return the proxy card in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting. Please note that you should follow the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

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Q:	How do I vote my shares?

A:	If you are a shareholder of record of HomeStreet as of April 11, 2024, the record date for the HomeStreet shareholder meeting, you may submit your proxy before the HomeStreet shareholder meeting in any of the following ways:

•	via the Internet, by accessing the website www.proxyvote.com and following the instructions on the website;

•	by mail, by completing, signing, dating and returning the enclosed proxy card to HomeStreet using the enclosed postage-paid envelope; or

•	by telephone, by calling toll-free 1-800-690-6903 and following the recorded instructions.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. Eastern Time on June 17, 2024. If you intend to submit your proxy by mail, your completed proxy card must be received before the HomeStreet shareholder meeting. Shares held in the HomeStreet 401(k) plan must be voted by 11:59 p.m. Eastern Time on June 13, 2024.

If you are a HomeStreet shareholder as of the Record Date, and you virtually attend the HomeStreet shareholder meeting through the website provided using the control number from your proxy card or voting instruction materials, you may vote your shares associated with that control number online during the HomeStreet shareholder meeting. Whether or not you intend to be virtually present at the HomeStreet shareholder meeting, you are urged to complete, sign, date and return the enclosed proxy card to HomeStreet in the enclosed postage-paid envelope or submit a proxy by telephone or via the Internet as described on the enclosed instructions as soon as possible. If you then virtually attend and wish to vote your shares during the meeting, your original proxy may be revoked by virtually attending and voting at the HomeStreet shareholder meeting.

If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. To participate and vote at the HomeStreet shareholder meeting, you will need the control number included in the instructions or proxy card you receive. You may contact the bank, broker, or other nominee where you hold your account if you have questions about obtaining your control number.

Q:	How do I virtually attend and participate in the HomeStreet shareholder meeting?
A:	The meeting webcast on June 18, 2024 will begin promptly at 10:00 a.m. Pacific Time. You are encouraged to access the meeting prior to the start time. Online check-in will begin at 9:45 a.m. Pacific Time, and you should allow ample time for the check-in procedures.

Only HomeStreet shareholders or their duly authorized and constituted proxies may virtually attend the HomeStreet shareholder meeting. The control number printed on your proxy card or voting instruction materials is required to virtually attend the meeting through the website at www.virtualshareholdermeeting.com/HMST2024SM regardless of whether you are a registered shareholder or a beneficial shareholder. HomeStreet has been advised that Google Chrome and Microsoft Edge browsers will give the best user experience for participation in the virtual meeting.

HomeStreet’s Chairman of the Board and Chief Executive Officer is expected to lead the meeting, and members of the HomeStreet board of directors are expected to be present and available during the HomeStreet shareholder meeting. During the HomeStreet shareholder meeting, you will be able to hear the business of the meeting as it is conducted, vote your shares if you have not already done so, access information that

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would normally be available at an in-person meeting, including the list of shareholders entitled to vote at the meeting, and submit questions to be answered by HomeStreet’s Chairman of the Board. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints.

The virtual HomeStreet shareholder meeting has been designed to provide substantially the same rights to participate as you would have at an in-person meeting. Shareholders participating in the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the virtual meeting, virtual attendees are able to submit questions before and during the meeting through the virtual meeting portal. To submit a question, log into the virtual meeting platform at www.virtualshareholdermeeting.com/HMST2024SM, type your question into the “Ask a Question” field, and click “Submit.” Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once. In order to promote fairness and efficient use of time, HomeStreet will respond to up to two questions from a single shareholder and may not be able to respond to all questions. FirstSun and certain advisors are expected guests.

The virtual HomeStreet shareholder meeting website will be hosted by Broadridge. In the event you have any technical difficulties logging into the meeting, support from Broadridge will be available. For more information, please go to the virtual meeting website, where you will be able to find additional information on technical support matters.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:	No. Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion only on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. Under the NYSE rules, all of the proposals to be voted on at the HomeStreet shareholder meeting are considered “non-routine” matters, except for the auditor ratification proposal. As a result, if you hold your shares of HomeStreet common stock in “street name,” your shares will not be represented and will not be voted on any matter, except for the auditor ratification proposal, unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.

Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to HomeStreet or by voting at the HomeStreet shareholder meeting, unless you provide a legal proxy, executed in your favor, from the broker, bank or other nominee that is the record holder of your shares. In addition to such legal proxy, if you plan to attend the HomeStreet shareholder meeting virtually, but you are not a shareholder of record because you hold your shares in “street name,” you will receive voting instructions from your broker, bank or other nominee, which will include a control number that you can use to virtually attend the HomeStreet shareholder meeting.

Q:	Can I change my vote?
A:	Yes. If you are the record holder of HomeStreet common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the HomeStreet shareholder meeting. You can do this by:

•	timely delivering a signed written notice of revocation to the Corporate Secretary of HomeStreet;

•	timely delivering a new, valid proxy bearing a later date; or

•	virtually attending the HomeStreet shareholder meeting and voting during the meeting. Simply virtually attending the HomeStreet shareholder meeting without voting will not revoke any proxy that you have previously given or change your vote.

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If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your record holder to change your vote or you may change your vote by participating in and voting during the HomeStreet shareholder meeting.

Q:	Why is my vote important?
A:	If you do not vote, it will be more difficult for HomeStreet to obtain the necessary quorum to hold the HomeStreet shareholder meeting. In addition, your failure to submit a proxy or vote virtually, or failure to instruct your bank, broker other nominee how to vote, or an abstention will have the same effect as a vote “AGAINST” the merger proposal.
Q:	What will happen if I return my proxy card without indicating how to vote?
A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of HomeStreet common stock represented by your proxy will be voted as recommended by the HomeStreet board of directors with respect to such proposal, as the case may be.

Q:	What should I do if I receive more than one set of voting materials?

A:	HomeStreet shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of HomeStreet common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of HomeStreet common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of HomeStreet common stock that you own.

Q:	Will HomeStreet be required to submit the merger proposal to its shareholders even if the HomeStreet board of directors has withdrawn, modified or qualified its recommendation?
A:	Yes. Unless the merger agreement is terminated before the HomeStreet shareholder meeting, HomeStreet is required to submit the merger proposal to its shareholders even if the HomeStreet board of directors has withdrawn, modified or qualified its recommendation that HomeStreet shareholders approve the merger agreement; provided, however, in order for HomeStreet to terminate the merger agreement pursuant to this circumstance, a termination fee may be required to be paid by HomeStreet. See “The Merger Agreement—Termination Fee” for a complete discussion of the circumstances under which any such termination fee will be required to be paid.
Q:	Are HomeStreet shareholders entitled to dissenters’ rights?
A:	Each HomeStreet shareholder who does not vote in favor of the merger proposal will have the right to seek appraisal of the fair value of such shareholder’s shares of HomeStreet common stock, in accordance with Chapter 23B.13 of the Washington Business Corporation Act ( “Chapter 23B.13”), if such shareholder delivers a demand for appraisal before the vote is taken on the merger proposal in accordance with Chapter 23B.13 and otherwise complies with all requirements of Chapter 23B.13, which are summarized in this proxy statement/prospectus. Pursuant to Chapter 23B.13, when a proposed merger is to be submitted to a vote at a meeting of the shareholders, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights and must be accompanied by a copy of Chapter 23B.13. The notice of the HomeStreet shareholder meeting included with this proxy statement/prospectus constitutes notice to the holders of HomeStreet common stock of their dissenters’ rights, and a copy of Chapter 23B.13 is attached to this proxy statement/prospectus as Annex C.

Q:	What happens if I sell my shares of HomeStreet common stock before the completion of the mergers?
A:	If you transfer your shares of HomeStreet common stock, you will have transferred your right to receive the merger consideration in the mergers or to exercise dissenters’ rights in connection with the mergers. In order to receive the merger consideration or to exercise dissenters’ rights in connection with the mergers, you must

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hold your shares of HomeStreet common stock through the effective time of the mergers. The record date for shareholders entitled to vote at the HomeStreet shareholder meeting is earlier than the date the mergers is anticipated to be consummated. Accordingly, if you sell or transfer your shares of HomeStreet common stock after the record date but before the HomeStreet shareholder meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you sell or otherwise transfer your shares, and each of you (the transferor and the transferee) notifies HomeStreet in writing of such special arrangements, you will transfer the right to receive the merger consideration, if the mergers are consummated, to the person to whom you sell or transfer your shares of HomeStreet common stock, but you will have retained your right to vote these shares at the shareholder meeting. Even if you sell or otherwise transfer your shares of HomeStreet common stock after the record date, we encourage you to complete, date, sign, and return the enclosed proxy card or vote via the Internet or by telephone.
Q:	When do you expect to complete the mergers?
A:	FirstSun and HomeStreet expect to complete the mergers in late 2024. FirstSun and HomeStreet must obtain the approval of the merger agreement by the HomeStreet shareholders at the HomeStreet shareholder meeting, and also must obtain necessary regulatory approvals in addition to satisfying certain other closing conditions prior to the completion of the mergers. However, neither FirstSun nor HomeStreet can assure you of when or if the mergers will be completed, because completion is subject to conditions and factors outside the control of both companies.
Q:	What happens if the mergers are not completed?
A:	If the mergers are not completed, HomeStreet shareholders will not receive any consideration for their shares of HomeStreet common stock in connection with the mergers. Instead, HomeStreet will remain an independent company and its stock is expected to remain listed on Nasdaq. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $10.0 million may be required to be paid by either HomeStreet or FirstSun to the other party, as applicable; however, if HomeStreet receives a competing acquisition proposal that constitutes a superior proposal prior to 11:59 p.m., New York time on May 30, 2024, and in connection with such superior proposal, HomeStreet or FirstSun terminates the merger agreement no later than 10 days after the receipt of the acquisition proposal or May 30, 2024, whichever is later, then HomeStreet will be required to pay FirstSun a reduced termination fee of $2.6 million plus reimbursement of FirstSun’s transaction fees and expenses. See “The Merger Agreement—Termination Fee” beginning on page 105 for a complete discussion of the circumstances under which any such termination fee will be required to be paid.
Q:	Who will count the votes?
A:	Broadridge Financial Solutions, Inc. will serve as the independent inspector of election and, in such capacity, will count and tabulate the votes.
Q:	Where can I find the results of the HomeStreet shareholder meeting?
A:	HomeStreet intends to announce preliminary voting results at the HomeStreet shareholder meeting and intends to publish final results in a Current Report on Form 8-K, which HomeStreet will file with the SEC within four business days after the HomeStreet shareholder meeting.
Q:	If I have any questions regarding the meeting or voting my shares, whom may I contact?
A.	If you have any questions or need any assistance in voting your shares, please contact our proxy solicitor:

OKAPI PARTNERS LLC

1212 Avenue of the Americas

New York, NY 10036

Toll-Free: (877) 566-1922

Email: pmchugh@okapipartners.com

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SUMMARY

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Mergers (page 40)

FirstSun and HomeStreet have entered into the merger agreement that provides for the combination of FirstSun and HomeStreet. Under the merger agreement, a wholly-owned subsidiary of FirstSun will merge with and into HomeStreet, with HomeStreet remaining as the surviving entity and becoming a wholly-owned subsidiary of FirstSun. This surviving entity, immediately following the merger and as part of a single integrated transaction, will merge with and into FirstSun, with FirstSun as the surviving entity. The terms and conditions of the mergers are contained in the merger agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully, as it is the legal document that governs the mergers. Immediately following the completion of the second step merger, HomeStreet Bank will merge with and into Sunflower Bank, with Sunflower Bank as the surviving bank.

Merger Consideration (page 89)

If the mergers are completed, each outstanding share of HomeStreet common stock will be converted into the right to receive the merger consideration of 0.3867 shares of FirstSun common stock (which we refer to as the “exchange ratio” and together with cash in lieu of fractional shares as discussed below, the “merger consideration”), except for treasury stock or shares owned by HomeStreet or FirstSun, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, which will be cancelled, and shares held by shareholders who properly exercise dissenters’ rights. FirstSun will not issue any fractional shares of FirstSun common stock in the mergers. Instead, a HomeStreet shareholder who otherwise would have received a fraction of a share of FirstSun common stock will receive an amount in cash (without interest) equal to such fractional part of a share of FirstSun common stock multiplied by $35.00.

The following table shows the closing sale prices of FirstSun common stock and HomeStreet common stock as reported on the OTCQX® Best Market and Nasdaq, as applicable, on April 29, 2024, the last trading day before the public announcement of the April 30 amendment to the merger agreement, and on May 10, 2024, the last practicable trading day before the date of this proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of HomeStreet common stock, which was calculated by multiplying the closing price of FirstSun common stock on April 29, 2024 and May 10, 2024 by the exchange ratio of 0.3867 rounded to the nearest cent.

	FirstSun Common Stock	HomeStreet Common Stock	Implied Value of One Share of HomeStreet Common Stock
April 29, 2024	$35.00	$12.28	$13.54
May 10, 2024	$34.00	$10.33	$13.15

Based on the number of shares of FirstSun and HomeStreet common stock outstanding as of the close of business on April 30, 2024, and based on the number of shares of FirstSun common stock estimated to be issued to holders of HomeStreet common stock and equity awards in the mergers and, in connection the closing of the mergers, expected to be issued pursuant to the Acquisition Finance Securities Purchase Agreement, the former holders of HomeStreet common stock and equity awards, as a group, are estimated to own approximately 19% of the outstanding common shares of the combined company immediately after completion of the mergers, and the holders of FirstSun common stock, as a group, immediately prior to the mergers, including and together with the investors that purchase shares of FirstSun common stock pursuant to the Acquisition Finance Securities Purchase Agreement in connection with the completion of the mergers, are estimated to own approximately 81% of the

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outstanding shares of the combined company immediately after completion of the mergers (assuming no exercise of FirstSun stock options prior to the closing of the HomeStreet merger, and excluding shares issuable upon exercise of the FirstSun stock options and the warrants).

Treatment of HomeStreet Equity Awards (page 73)

Upon completion of the mergers, outstanding HomeStreet equity awards will be treated as follows:

•	at the effective time, the merger agreement provides that each outstanding Pre-2024 HomeStreet RSU, and each outstanding HomeStreet PSU, will automatically accelerate (with performance-based vesting for HomeStreet PSUs occurring at target), be cancelled and entitle the holder to receive, no later than three business days after the effective time, (1) a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the Pre-2024 HomeStreet RSU or HomeStreet PSU immediately prior to the effective time (for HomeStreet PSUs, based on target performance) multiplied by (y) the exchange ratio, plus, (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such Pre-2024 HomeStreet RSU or HomeStreet PSU; and

•	at the effective time, the merger agreement provides that each outstanding 2024 HomeStreet RSU will automatically be converted into a Converted RSU Award in respect of a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the 2024 HomeStreet RSU immediately prior to the effective time multiplied by (y) the exchange ratio. Each Converted RSU Award will be subject to the same terms and conditions, including payment of accrued dividends upon vesting, as applied to the corresponding 2024 HomeStreet RSU immediately prior to the effective time, provided that time-based vesting conditions will accelerate upon the earlier of (a) a termination of employment of the applicable holder of such Converted RSU Award without Cause or for Good Reason (each as defined in the 2014 Plan and 2024 HomeStreet RSU), (b) the date on which the system conversion of the banking operations of FirstSun and HomeStreet is completed (or up to 30 days thereafter, at FirstSun’s discretion), (c) six months from the closing date of the mergers or (d) any earlier vesting date or event required by the 2024 HomeStreet RSU prior to the effective time.

For more information, see the section entitled “The Merger—Interests of HomeStreet’s Directors and Executive Officers in the Mergers—Treatment of HomeStreet Equity Awards.”

HomeStreet’s Reasons for the Mergers; Recommendation of the HomeStreet Board of Directors (page 51)

The HomeStreet board of directors has unanimously determined that the merger agreement, the merger, and the transactions contemplated by the merger agreement are advisable and in the best interests of HomeStreet and its shareholders and unanimously authorized, adopted and approved the merger agreement, the merger and the transactions contemplated by the merger agreement. The HomeStreet board of directors unanimously recommends that the HomeStreet shareholders vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal. For the factors considered by the HomeStreet board of directors in reaching its decision to approve the merger agreement, see “The Mergers—HomeStreet’s Reasons for the Mergers; Recommendation of the HomeStreet Board of Directors,” beginning on page 51.

Opinion of HomeStreet’s Financial Advisor ((page 58) and Annex B)

In connection with the mergers, HomeStreet’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated April 30, 2024, to the HomeStreet board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of HomeStreet common stock of the exchange ratio in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this proxy statement/prospectus. The opinion was for the information of, and was directed to, the HomeStreet board of directors (in its capacity as such) in connection with its consideration of

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the financial terms of the mergers. The opinion does not address the underlying business decision of HomeStreet to engage in the mergers or enter into the merger agreement or constitute a recommendation to the HomeStreet board of directors in connection with the mergers, and it does not constitute a recommendation to any holder of HomeStreet common stock or any stockholder of any other entity as to how to vote or act in connection with the mergers or any other matter.

For more information, see the section entitled “The Mergers—Opinion of HomeStreet’s Financial Advisor” beginning on page 58 of this proxy statement/prospectus and the copy of the KBW opinion included in this proxy statement/prospectus as Annex B.

HomeStreet Shareholder Meeting (page 37)

The HomeStreet shareholder meeting will be held via webcast at www.virtualshareholdermeeting.com/HMST2024SM on June 18, 2024 at 10:00 a.m. Pacific Time. At the HomeStreet shareholder meeting, HomeStreet shareholders will be asked to approve the merger proposal, the merger-related compensation proposal, the adjournment proposal, the director election proposal, the compensation (non-merger) proposal, the frequency of compensation vote proposal, and the auditor ratification proposal.

The HomeStreet board of directors has set April 11, 2024 as the record date for the HomeStreet shareholder meeting. Only holders of record of HomeStreet common stock at the close of business on April 11, 2024 will be entitled to notice of and to vote at the HomeStreet shareholder meeting and any adjournments or postponements thereof. As of the HomeStreet record date, there were 18,857,566 shares of HomeStreet common stock outstanding and entitled to vote at the HomeStreet shareholder meeting held by 2,168 holders of record.

The presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of HomeStreet common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the HomeStreet shareholder meeting.

HomeStreet Voting and Support Agreements

At the close of business on the record date for the HomeStreet shareholder meeting, HomeStreet directors and executive officers and their affiliates were entitled to vote 725,804 shares, representing approximately 3.8%, of the HomeStreet common stock issued and outstanding on that date.

Each member of the HomeStreet board of directors has entered into a voting agreement with FirstSun in which such HomeStreet director has agreed to vote all HomeStreet common stock owned by such director in favor of the mergers, and against alternative transactions or other proposals that could prevent or materially delay the mergers, grant a corresponding proxy with respect to their shares of HomeStreet common stock under certain circumstances and not, directly or indirectly, assign, sell, transfer or otherwise dispose of their shares of HomeStreet common stock, subject to certain exceptions. The voting agreements relate only to the merger-related proposals. As of the record date, shares constituting 1.67% of HomeStreet common stock entitled to vote at the HomeStreet shareholder meeting are subject to the voting agreements.

Material U.S. Federal Income Tax Consequences of the Mergers (page 109)

The mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger that FirstSun and HomeStreet receive written opinions from their counsel to the effect that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the mergers so qualify, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences of the Mergers”) of HomeStreet common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of HomeStreet common stock for shares of FirstSun common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares of FirstSun common stock or from the exercise of dissenters’ rights. All HomeStreet shareholders should consult their own tax advisors for a full understanding of the particular tax consequences of the mergers to them.

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Interests of HomeStreet’s Directors and Executive Officers in the Mergers (page 72)

In considering the recommendation of the HomeStreet board of directors to vote for the merger proposal, the merger-related compensation proposal and the adjournment proposal, holders of HomeStreet common stock should be aware that the directors and executive officers of HomeStreet have interests in the mergers that are different from, or in addition to, the interests of holders of HomeStreet common stock generally. References to the named executive officers of HomeStreet include Mark K. Mason, John M. Michel and William D. Endresen. The HomeStreet board of directors was aware of these interests and considered them, among other matters, in making its recommendation that HomeStreet shareholders vote to approve the merger proposal, the merger-related compensation proposal and the adjournment proposal.

These interests include, among others, the following:

•	at the effective time, each outstanding Pre-2024 HomeStreet RSU and HomeStreet PSU will automatically accelerate, be cancelled and entitle the holder to receive (1) a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the Pre-2024 HomeStreet RSU or HomeStreet PSU immediately prior to the effective time (for HomeStreet PSUs, based on target performance) multiplied by (y) the exchange ratio, plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such Pre-2024 HomeStreet RSU or HomeStreet PSU;
•	at the effective time, each outstanding 2024 HomeStreet RSU will automatically be converted into a Converted RSU Award in respect of a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the 2024 HomeStreet RSU immediately prior to the effective time multiplied by (y) the exchange ratio. Each Converted RSU Award will be subject to the same terms and conditions as applied to the corresponding 2024 HomeStreet RSU immediately prior to the effective time, provided that time-based vesting conditions will accelerate upon the earlier of (a) a termination of employment of the applicable holder of such Converted RSU Award without Cause or for Good Reason (each as defined in the 2014 Plan and 2024 HomeStreet RSU), (b) the date on which the system conversion of the banking operations of FirstSun and HomeStreet is completed (or up to 30 days thereafter, at FirstSun’s discretion), (c) six months from the closing date of the mergers or (d) any earlier vesting date or event required by the 2024 HomeStreet RSU prior to the effective time;
•	FirstSun has entered into an employment agreement with Mr. Mason whose term will commence at the effective time of the mergers and provide for certain compensation and benefits in connection with his employment following the closing of the mergers, including severance, upon a subsequent qualifying termination (the “Mason Employment Agreement”);
•	Mr. Mason will also be entitled to receive payment of the severance payments and benefits contemplated by, and in accordance with, the applicable change in control severance terms of his employment agreement with HomeStreet, notwithstanding Mr. Mason’s entry into the Mason Employment Agreement and subsequent employment with FirstSun;
•	to the extent applicable under the terms of their respective agreements, each HomeStreet executive officer is entitled to change in control severance payments and benefits upon a qualifying termination of employment or termination for good reason within 90 days prior to or within 12 months following the consummation of the mergers;
•	pursuant to the terms of the merger agreement, prior to closing, if requested by FirstSun and contingent upon the occurrence of the effective time, HomeStreet’s 401(k) plan will be terminated, and any continuing employees will be eligible to participate, effective as of the effective time, in a 401(k) plan sponsored or maintained by FirstSun or one of its subsidiaries. FirstSun and HomeStreet will take any and all actions as may be required, including amendments to HomeStreet’s 401(k) plan and/or FirstSun’s 401(k) plan, to permit the continuing employees to make rollover contributions to FirstSun’s 401(k) plan
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of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such employee from the HomeStreet 401(k) plan;
•	certain of HomeStreet’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company or the combined bank following the closing of the mergers; and
•	pursuant to the terms of the merger agreement, HomeStreet’s directors and executive officers are entitled to indemnification, advancement of expenses and six years of continued liability insurance coverage. See the section entitled “The Merger Agreement — Indemnification, Directors’ and Officers’ Insurance”.

The HomeStreet board of directors was aware of and considered these respective interests, among other matters, in evaluating and negotiating the merger agreement, when deciding to adopt and approve the merger agreement and in making its recommendation that HomeStreet shareholders vote to approve the merger proposal, merger-related compensation proposal and adjournment proposal. For a more complete description of these interests, see the section entitled “The Merger — Interests of HomeStreet’s Directors and Executive Officers in the Merger,” beginning on page 72.

Governance of the Combined Company After the Mergers (page 81)

Boards of Directors; Board Representative Right; Other Governance Matters

Immediately after the effective time of the second step merger, FirstSun will increase the size of its board of directors by three for a total of 12 directors, and Mark Mason and two other legacy directors of HomeStreet will be appointed to the board of directors of FirstSun. Further, the merger agreement provides that upon such appointment, Mark Mason will serve as the Executive Vice Chair of the board of directors of FirstSun. Pursuant to the Acquisition Finance Securities Purchase Agreement, FirstSun and Castle Creek have entered into an agreement to provide certain governance and other rights to Castle Creek upon consummation of the closing of the mergers and its investment in FirstSun. Among other rights, Castle Creek will initially appoint an observer to the board of directors of FirstSun, and, upon Castle Creek’s request after the earlier of six months or a private equity investor losing a board nomination right pursuant to its existing agreements with FirstSun, Castle Creek will receive the right, so long as Castle Creek maintains beneficial ownership of at least 40% of the shares of FirstSun common stock acquired pursuant to the Acquisition Finance Securities Purchase Agreement, to nominate an individual for election or appointment to the board of directors of FirstSun.

The merger agreement provides that (a) the names of the combined company and the surviving bank will be FirstSun Capital Bancorp and Sunflower Bank, respectively, (b) the headquarters of the combined company and the surviving bank will be located in Denver, Colorado and Dallas, Texas, respectively, and (c) FirstSun will retain the HomeStreet branding of the HomeStreet Bank branches.

Termination of Stockholders’ Agreement; Retention of Board Representative Rights

FirstSun is party to a Stockholders’ Agreement with its stockholders that, pursuant to the merger agreement, will be terminated at the effective time of the second step merger. Effective as of January 16, 2024, the Stockholders’ Agreement was amended to provide that the Stockholders’ Agreement would terminate automatically and without further action by any party at the effective time of the second step merger.

Effective upon closing of the mergers and the termination of the Stockholders’ Agreement, FirstSun will enter into board representative letter agreements with the five following FirstSun stockholders such that the stockholders will retain the right to appoint a director to the combined company board of directors, in each case, so long as certain stock ownership thresholds are maintained: entities affiliated with Lightyear Fund III LP; Twin Meadow VHC Trust dated May 25, 2011 (associated with Mollie Hale Carter); Aquiline SGB Holdings LLC (“Aquiline”); JLL/FCH Holdings I, LLC (“JLL”); and Karen Hale Young Family Irrevocable Trust (associated with Karen Hale Young).

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Investment Agreements

Concurrently with the execution of the merger agreement, FirstSun entered into an Upfront Securities Purchase Agreement with Wellington, pursuant to which, on the terms and subject to the conditions set forth therein, FirstSun sold, and Wellington purchased, for $32.50 per share and an aggregate purchase price of $80 million, approximately 2.46 million shares of FirstSun common stock. This transaction closed on January 17, 2024. Under the terms of the Upfront Securities Purchase Agreement, FirstSun is obligated to issue to Wellington, upon consummation of the mergers, warrants to purchase approximately 1.15 million shares of FirstSun common stock with such warrants having an initial exercise price of $32.50 per share, referred to as the warrants. The warrants will carry a term of three years, and may be settled on a “net share” basis by applying shares otherwise issuable under the warrants in satisfaction of the exercise price. In the event the mergers are not consummated, no warrants will be issued. Additionally, and concurrently with execution of the merger agreement, FirstSun entered into an Acquisition Finance Securities Purchase Agreement with Wellington, Castle Creek, and certain other institutional accredited investors. Pursuant to the Acquisition Finance Securities Purchase Agreement, on the terms and subject to the conditions set forth therein, substantially concurrently with the closing of the mergers, such Investors will invest an aggregate of $140 million in exchange for the sale and issuance, at a purchase price of $32.50 per share, of approximately 4.31 million shares of FirstSun common stock. Further, FirstSun may offer an additional 461,539 shares of FirstSun common stock, at a purchase price of $32.50 per share, for an additional investment of $15 million from (i) Castle Creek, who has a 30-day window from the execution of the First Amendment to the Acquisition Finance Securities Purchase Agreement to elect to purchase such shares, or (ii) any other investor selected by FirstSun if Castle Creek does not elect to purchase such shares.

Litigation Relating to the Merger (page 83)

Certain litigation is pending in connection with the mergers. For more information, see “The Merger—Litigation Relating to the Mergers” beginning on page 83.

Regulatory Approvals Required for the Mergers (page 84)

Subject to the terms of the merger agreement, both FirstSun and HomeStreet have agreed to use their reasonable best efforts to obtain as promptly as reasonably practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, including the mergers and the bank merger, and comply with the terms and conditions of such approvals. These approvals include approvals from the Board of Governors of the Federal Reserve System, which we refer to as the “Federal Reserve,” in connection with the mergers, and the Federal Reserve in connection with the bank merger. Notifications and/or applications requesting approval for the transactions contemplated by the merger agreement may also be submitted to other federal and state regulatory authorities and self-regulatory organizations. For instance, HomeStreet Bank is regulated by the Washington Department of Financial Institutions, which we refer to as the WDFI. As required by Washington law, a joint holding company application was filed with the WDFI. As further required by Washington law, FirstSun filed a notice of the bank merger with the WDFI. Further, Sunflower Bank, prior to the completion of the mergers, will convert from a national banking association to a Texas state-chartered bank that will be a member of the Federal Reserve. Accordingly, Sunflower Bank will file applications with the Texas Department of Banking with respect to such conversion and the bank merger and with the Federal Reserve with respect to its membership in the Federal Reserve System and the bank merger.

FirstSun, HomeStreet and/or their respective subsidiaries have or will file notices and applications to obtain the necessary regulatory approvals. The completion of the merger is also subject to the expiration of certain waiting periods and other requirements. FirstSun and HomeStreet knows of no reason why it would not be able to obtain the necessary regulatory approvals to complete the mergers and bank merger, as applicable, in a timely manner, but neither FirstSun nor HomeStreet can be certain when or if it will obtain such approvals or, if obtained, whether such approvals will contain terms, conditions or restrictions not currently contemplated that will restrain, prevent or delay the closing of the mergers or contain any condition or restriction that would reasonably be expected to have a material adverse effect on the combined company, which we refer to as a “materially burdensome condition.”

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Conditions to Complete the Mergers (page 103)

As more fully described elsewhere in this proxy statement/prospectus and in the merger agreement, the completion of the mergers depends on a number of conditions being satisfied or waived. These conditions include:

•	the requisite FirstSun stockholder approval and the requisite HomeStreet shareholder approval having been obtained. See the section entitled “The Merger Agreement—Shareholder Meetings and Recommendations of FirstSun’s and HomeStreet’s Boards of Directors” beginning on page 100 for additional information regarding the requisite FirstSun stockholder approval and the requisite HomeStreet shareholder approval;

•	(i) all requisite regulatory approvals (including with respect to Sunflower Bank’s conversion from a national banking association to a Texas state-chartered bank that will be a member of the Federal Reserve) having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, and (ii) such requisite regulatory approvals not having resulted in any materially burdensome condition;

•	the registration statement of which this proxy statement/prospectus is a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•	no order, injunction or decree issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the mergers, the bank merger, the FirstSun issuance of FirstSun common stock or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the mergers, the bank merger, the FirstSun issuance of FirstSun common stock or any of the other transactions contemplated by the merger agreement;

•	the accuracy of the representations and warranties of each party contained in the merger agreement generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate, dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•	the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing (and the receipt by each party of a certificate, dated as of the closing date, signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•	receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the authorization of the listing of the shares of FirstSun issuable pursuant to the merger agreement on the Nasdaq, subject to official notice of issuance; and

•	FirstSun shall have taken all actions necessary to cause the three legacy HomeStreet directors to be elected or appointed to each of the board of directors of the surviving entity and surviving bank.

Neither FirstSun nor HomeStreet can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed. For more information, see “The Merger Agreement — Conditions to Complete the Mergers,” beginning on page 103.

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Termination of the Merger Agreement (page 104)

The merger agreement can be terminated at any time prior to the effective time, in the following circumstances:

•	by mutual written consent of FirstSun and HomeStreet;
•	by either FirstSun or HomeStreet if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction shall have issued a final and nonappealable government order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the mergers or the bank merger or the other transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

•	by either FirstSun or HomeStreet if the mergers have not been consummated on or before January 16, 2025, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements of such party under the merger agreement; provided, however, that the termination date may be extended by either party if all of the conditions to FirstSun or HomeStreet’s obligation to consummate the closing, other than conditions relating to a requisite regulatory approval, have been satisfied or waived and each of the other closing conditions have been satisfied, waived or remains capable of being satisfied, then the termination date may be extended by an additional three months by written notice to the other party;

•	by either FirstSun or HomeStreet (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true or correct) set forth in the merger agreement on the part of HomeStreet, in the case of a termination by FirstSun or on the part of FirstSun or Merger Sub, in the case of a termination by HomeStreet, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•	by either FirstSun or HomeStreet if the requisite HomeStreet shareholder approval shall not have been obtained at the HomeStreet shareholder meeting or at any adjournment or postponement thereof or (ii) if the requisite FirstSun stockholder approval shall not have been obtained at the FirstSun stockholder meeting or at any adjournment or postponement thereof;

•	by HomeStreet prior to such time as the requisite HomeStreet shareholder approval is obtained, if the HomeStreet board of directors has made a recommendation change. See the section entitled “The Merger Agreement—Shareholder Meetings and Recommendations of FirstSun’s and HomeStreet’s Boards of Directors” beginning on page 100 for additional information regarding the meaning of a “recommendation change”;

•	by HomeStreet prior to such time as the requisite FirstSun stockholder approval is obtained, if FirstSun or the FirstSun board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect;

•	by FirstSun prior to such time as the requisite HomeStreet shareholder approval is obtained, if (i) HomeStreet or the HomeStreet board of directors has made a recommendation change or (ii) HomeStreet or the HomeStreet board of directors has breached certain covenants related to stockholder

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approvals or acquisition proposals in any material respect. See the section entitled “The Merger Agreement—Shareholder Meeting and Recommendation HomeStreet’s Boards of Directors” beginning on page 100 for additional information and regarding the meaning of a “recommendation change”; and

•	by HomeStreet if (i) there is a breach of the representations or warranties (or any such representation or warranty shall cease to be true) of FirstSun in connection with the investment agreements and such breach is not cured within thirty days or FirstSun is unable to obtain capital sufficient to replace any committed capital under any investment agreement which was terminated, reduced, withdrawn or rescinded or (ii) the initial investment is not funded in full (and without rescission or attempt to rescind) prior to the end of the second business day following the date of the merger agreement.

Termination Fee (page 105)

If the merger agreement is terminated by either FirstSun or HomeStreet under certain circumstances, FirstSun or HomeStreet may be required to pay a termination fee to the other party equal to $10.0 million (or HomeStreet may be required to pay FirstSun a reduced termination fee of $2.6 million plus reimbursement of FirstSun’s transaction fees and expenses in certain circumstances). The circumstances under which FirstSun may be required to pay the termination fee to HomeStreet include, but are not limited to, a termination of the merger agreement by HomeStreet due to FirstSun’s uncured breach of warranties related to the investment agreements or FirstSun’s failure to fund the initial investment with Wellington. The circumstances under which HomeStreet may be required to pay the termination fee include, but are not limited to, a termination of the merger agreement by HomeStreet as a result of alternative acquisition proposals and a change in the recommendation of the HomeStreet board of directors.

Comparison of Stockholders’ Rights (page 133)

The rights of HomeStreet shareholders will change as a result of the mergers due to differences in FirstSun’s and HomeStreet’s governing documents. The rights of HomeStreet shareholders are governed by Washington law and by the HomeStreet articles of incorporation and bylaws. Upon the completion of the mergers, HomeStreet shareholders will become FirstSun stockholders, as the continuing legal entity in the mergers, and the rights of HomeStreet shareholders will therefore be governed by Delaware law and the FirstSun certificate of incorporation and bylaws.

Dissenters’ Rights to the Mergers (page 121)

HomeStreet shareholders who do not vote in favor of the proposal to approve the merger agreement and who deliver a demand for payment before the vote is taken on the merger proposal and comply with all of the requirements of Chapter 23B.13 of the WBCA will have the right to seek appraisal of the fair value of their shares of HomeStreet common stock, in accordance with Chapter 23B.13 of the WBCA. A copy of Chapter 23B.13 is attached to the proxy statement/prospectus as Annex C.

Public Trading Market and No Restrictions on Resale (page 83)

FirstSun common stock is currently quoted on the OTCQX® Best Market operated by the OTC Markets under the symbol “FSUN”, and as a closing condition to the mergers and undertakings in securities purchase agreements entered into in connection with the execution of the merger agreement, FirstSun will uplist its common stock to Nasdaq regardless of the mergers being consummated. Upon completion of the mergers, HomeStreet common stock will be delisted from Nasdaq and thereafter will be deregistered under the Exchange Act and HomeStreet will no longer be required to file periodic reports with the SEC with respect to the HomeStreet common stock.

All FirstSun common stock received by HomeStreet shareholders in the mergers will be freely tradable for purposes of the Securities Act and the Exchange Act, except for FirstSun common stock received by any HomeStreet shareholder who becomes an “affiliate” of FirstSun after completion of the mergers. This proxy statement/prospectus does not cover resales of FirstSun common stock received by any person upon completion of the mergers, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

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Risk Factors (page 27)

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 27.

Information About the Companies

FirstSun

FirstSun Capital Bancorp

1400 16th Street, Suite 250

Denver, Colorado 80202

Telephone: (303) 831-6704

FirstSun Capital Bancorp, (OTCQX: FSUN), a financial holding company headquartered in Denver, Colorado, provides a full spectrum of deposit, lending, treasury management, wealth management and online banking products and services through its wholly-owned bank subsidiary, Sunflower Bank, and its registered investment advisor subsidiary.

Sunflower Bank, with its main office in Dallas, Texas was founded in 1892 and offers a full range of specialized financial services to retail, commercial and institutional clients. Sunflower Bank also offers relationship-focused services that satisfy Sunflower Bank’s customers’ personal, business and wealth management financial needs. With a branch network in Texas, Kansas, Colorado, New Mexico, Arizona and Washington and mortgage banking capabilities in 43 states, Sunflower Bank has a strong regional presence in the Southwestern United States. Sunflower Bank’s product line includes commercial loans and commercial real estate loans, residential mortgages and other consumer loans. To meet its customers’ deposit needs, Sunflower Bank’s product line includes a variety of commercial, consumer and private banking deposit products, including noninterest-bearing accounts, interest-bearing demand products, savings accounts, money market accounts and certificates of deposit. Additionally, Sunflower Bank provides treasury management products and services and offers wealth management and trust products including personal trust and agency accounts, employee benefit and retirement-related trust and agency accounts, investment management and advisory agency accounts and foundation and endowment trust and agency accounts. Sunflower Bank also operates under the brands First National 1870 and Guardian Mortgage. First National 1870 and Guardian Mortgage are divisions of Sunflower Bank.

FirstSun owns 100% of the outstanding capital stock of Sunflower Bank, and, therefore, FirstSun is a bank holding company registered under the federal Bank Holding Company Act of 1956 (the “BHC Act”). As a result, FirstSun is primarily subject to the supervision, examination and reporting requirements of the Federal Reserve under the BHC Act and the regulations promulgated thereunder. Sunflower Bank, as of the date of this proxy statement/prospectus, is a national banking association, which is subject to regulation and supervision primarily by the OCC and secondarily by the Federal Reserve, the Federal Deposit Insurance Corporation (“FDIC”), and the Consumer Financial Protection Bureau (“CFPB”). However, Sunflower Bank, prior to the completion of the mergers, will convert from a national banking association supervised by the OCC to a Texas state-chartered bank that will be a member bank of and supervised primarily by the Federal Reserve and Texas Department of Banking, and secondarily by the FDIC and the CFPB.

FirstSun’s principal source of funds to pay dividends on FirstSun’s common stock and service any of FirstSun’s obligations are dividends received directly from its subsidiaries, including Sunflower Bank.  Subject to various regulatory considerations and restrictions, Sunflower Bank’s profitability, in part, determines the amount of dividends that Sunflower Bank may pay to FirstSun.

As of March 31, 2024, FirstSun had consolidated total assets of $7.8 billion, total net loans of $6.3 billion, total deposits of $6.5 billion and total stockholders’ equity of $964.7 million.

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For more information about FirstSun, please visit https://ir.firstsuncb.com/home/default.aspx. The information provided on FirstSun’s website (other than the documents incorporated by reference herein) is not part of this proxy statement/prospectus and is not incorporated herein by reference. Additional information about FirstSun is included in documents incorporated by reference in this proxy statement/prospectus.

HomeStreet

HomeStreet, Inc.

601 Union Street, Suite 2000

Seattle, Washington 98101

Telephone: (206) 623-3050

HomeStreet, Inc., (Nasdaq: HMST), headquartered in Seattle, Washington, is the bank holding company for HomeStreet Bank. HomeStreet Bank was chartered as a state bank in 1986, was founded as Continental Mortgage in 1921 and offers a full range of specialized financial services to business customers as well as leading relationship-focused retail services. With a retail branch network in Washington, California, Oregon and Hawaii, HomeStreet Bank has a strong regional presence in the West and Northwest United States. HomeStreet Bank’s product line includes commercial loans and commercial real estate loans, residential mortgages and other consumer loans. To meet its customers’ deposit needs, HomeStreet Bank offers a variety of commercial, consumer and private banking deposit products, including noninterest-bearing accounts, interest-bearing demand products, savings accounts, money market accounts and certificates of deposit. HomeStreet Bank also offers treasury management products and services.

As a bank holding company, HomeStreet, Inc. is subject to supervision and regulation by the Federal Reserve under the BHC Act. As a state-chartered non-member commercial bank, HomeStreet Bank is subject to examination by the State of Washington Department of Financial Institutions and the FDIC. HomeStreet Bank’s consumer business, including HomeStreet Bank’s mortgage and other consumer lending and non-lending businesses, is also governed by policies enacted or regulations adopted by the CFPB which under the Dodd-Frank Act has broad rulemaking authority over consumer financial products and services.

HomeStreet, Inc. depends on dividends, distributions and other payments from its subsidiaries to meet HomeStreet, Inc.’s obligations. Subject to various regulatory considerations and restrictions, HomeStreet Bank’s profitability affects the amount of dividends that HomeStreet Bank may pay to HomeStreet, Inc.

As of March 31, 2024, HomeStreet Inc. had consolidated total assets of $9.5 billion, total gross loans of $7.4 billion, total deposits of $6.5 billion and total shareholders’ equity of $527.3 million.

For more information about HomeStreet, please visit https://www.homestreet.com. The information provided on HomeStreet’s website (other than the documents incorporated by reference herein) is not part of this proxy statement/prospectus and is not incorporated herein by reference. Additional information about HomeStreet is included in documents incorporated by reference in this proxy statement/prospectus.

Merger Sub

Dynamis Subsidiary, Inc.

1400 16th Street, Suite 250

Denver, Colorado 80202

Telephone: (303) 831-6704

Merger Sub is a Washington corporation and a direct wholly-owned subsidiary of FirstSun. Merger Sub was incorporated on January 11, 2024, for the sole purpose of effecting the merger. As of the date of this proxy statement/prospectus, Merger Sub has not conducted, and will not conduct, any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement. Following the merger, the separate corporate existence of Merger Sub will cease.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements regarding FirstSun’s and HomeStreet’s outlook or expectations with respect to the mergers, including the expected costs to be incurred and cost savings to be realized in connection with the mergers, the expected impact of the mergers on the combined company’s future financial performance (including anticipated accretion to earnings per share), the assumed purchase accounting adjustments, other key transaction assumptions, the timing of the closing of the mergers and consequences of the integration of the businesses and operations of FirstSun and HomeStreet. Words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and FirstSun and HomeStreet assume no duty to update forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Actual results may differ materially from current projections.

In addition to factors identified elsewhere in this proxy statement/prospectus (including the “Risk Factors” beginning on page 27), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
•	the failure of HomeStreet to obtain the requisite shareholder approval, or the failure of either party to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
•	the inability to obtain alternative or additional capital in the event it becomes necessary to complete an equity financing, which is a condition to the consummation of the mergers;
•	the failure to dispose or sell of approximately $300 million (based on principal balance) of certain of HomeStreet’s commercial real estate loans, which disposition or loan sales is contemplated to be consummated upon, or as soon as reasonably practicable, after the closing of the mergers;

•	the failure to issue an aggregate principal amount of at least $48.5 million in subordinated FirstSun debt that qualifies as Tier 2 capital;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement or the investment agreements;
•	the possibility that the anticipated benefits of the mergers, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FirstSun and HomeStreet do business or as a result of other unexpected factors or events;
•	the impact of purchase accounting with respect to the mergers, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;
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•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the mergers;
•	the integration of the business and operations of HomeStreet, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to HomeStreet’s existing business;
•	challenges retaining or hiring key personnel;
•	business disruptions resulting from or following the mergers;

•	further delay in closing the mergers and the bank merger;
•	the outcome of pending or threatened litigation or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the mergers;
•	increased capital requirements, other regulatory requirements or enhanced regulatory supervision;
•	the inability to sustain revenue and earnings growth;
•	the inability to efficiently manage operating expenses;
•	changes in interest rates, including the increases in the Federal Reserve benchmark rate since March 2022 and the duration at which such increased interest rate levels are maintained, which could adversely affect FirstSun’s and HomeStreet’s revenue and expenses, the value of assets and obligations, the availability and cost of capital and liquidity, and the ability to obtain regulatory approval;
•	changes in asset quality and credit risk;
•	adverse changes in economic conditions, and the impacts of continuing inflation;
•	capital management activities;
•	customer borrowing, repayment, investment and deposit practices;
•	the impact, extent and timing of technological changes;
•	changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection and insurance and the ability to comply with such changes in a timely manner, including changes as a result of the outcomes of political elections;
•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve;
•	changes in accounting principles, policies, practices or guidelines;
•	the potential impact of announcement or consummation of the mergers on relationships with third parties, including customers, vendors, employees and competitors;
•	failure to attract new customers and retain existing customers in the manner anticipated;
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•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan or other systems;
•	the adverse effects of events beyond each party’s control that may have a destabilizing effect on financial markets and the economy, such as epidemics and pandemics, war or terrorist activities, essential utility outages, deterioration in the global economy, instability in the credit markets, disruptions in each party’s customers’ supply chains or disruption in transportation; and
•	other actions of the Federal Reserve and legislative and regulatory actions and reforms.

These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward-looking statement.

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RISK FACTORS

An investment by HomeStreet shareholders in FirstSun common stock as a result of the mergers involves certain risks. Certain material risks and uncertainties connected with the merger agreement and the investment agreements and transactions contemplated thereby, including the mergers and bank merger, and ownership of FirstSun common stock are discussed below. Additionally, FirstSun and HomeStreet have discussed certain other material risks connected with the ownership of FirstSun common stock and with FirstSun’s business, and with the ownership of HomeStreet common stock and HomeStreet’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC and their Quarterly Report on Form 10-Q filed with the SEC for the first quarter of 2024, and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that FirstSun or HomeStreet may file with the SEC after the date of this proxy statement/prospectus.

Holders of HomeStreet common stock should carefully read and consider all of these risks and all other information contained in this proxy statement/prospectus in deciding whether to vote for approval of the proposals at the HomeStreet shareholder meeting described herein. The risks described in this proxy statement/prospectus may adversely affect the value of FirstSun common stock that you, as an existing holder of HomeStreet common stock, will hold upon consummation of the mergers, and could result in a significant decline in the value of FirstSun common stock and cause the current holders of HomeStreet common stock to lose all or part of the value of their investment in FirstSun common stock.

Risks Related to the Mergers

Because the exchange ratio is fixed and the market price of FirstSun common stock will fluctuate, HomeStreet shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the mergers, each outstanding share of HomeStreet common stock, except for treasury stock or shares owned by HomeStreet or FirstSun (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive 0.3867 shares of FirstSun common stock. This exchange ratio is fixed in the merger agreement. The market value of the merger consideration will vary from the closing price of FirstSun common stock on the date FirstSun and HomeStreet announced the mergers, the date FirstSun and HomeStreet announced the April 30 amendment to the merger agreement, on the date that this proxy statement/prospectus is mailed to HomeStreet shareholders, on the date of the HomeStreet shareholder meeting, and on the date the mergers are completed. Any change in the market price of FirstSun common stock prior to the completion of the mergers will affect the market value of the merger consideration that HomeStreet shareholders will receive upon completion of the mergers, and there will be no adjustment to the merger consideration for changes in the market price of either shares of FirstSun common stock or HomeStreet common stock.

Changes in the market price of FirstSun common stock and HomeStreet common stock may result from a variety of factors, including, but not limited to, changes in sentiment in the market regarding FirstSun’s and HomeStreet’s assets, liabilities, operations or business prospects, including market sentiment regarding FirstSun’s and/or HomeStreet’s entry into the merger agreement, and any potential changes to the merger agreement.

Changes in the market price of FirstSun common stock and HomeStreet common stock may result from a variety of factors, including, but not limited to, changes in sentiment in the market regarding FirstSun’s or HomeStreet’s assets, liabilities, operations or business prospects, including changes in interest rates, changes in market sentiment to FirstSun’s and/or HomeStreet’s entry into the HomeStreet merger agreement, and any potential changes to the merger agreement. These risks may also be affected by:

•	operating results that vary from the expectations of FirstSun’s and/or HomeStreet’s management or of securities analysts and investors;
•	developments in FirstSun’s and/or HomeStreet’s business or in the financial services sector generally;
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•	regulatory or legislative requirements or changes affecting the banking industry generally or FirstSun’s and/or HomeStreet’s business and operations;
•	operating and securities price performance of companies that investors consider to be comparable to FirstSun and/or HomeStreet;
•	changes in estimates or recommendations by securities analysts or rating agencies;
•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by FirstSun, HomeStreet or their competitors; and
•	changes in global financial markets and economies and general market conditions, such as interest rates, foreign exchange rates, or stock, commodity, credit or asset valuations or volatility.

Many of these factors are outside the control of FirstSun and HomeStreet. Accordingly, at the time of the HomeStreet shareholder meeting, HomeStreet shareholders will not know the precise market value of the merger consideration that HomeStreet shareholders will receive upon completion of the mergers. You should obtain current market quotations for both FirstSun common stock and HomeStreet common stock.

The fairness opinion received by the HomeStreet board of directors from KBW has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the date of such opinion.

The fairness opinion of KBW was rendered to the HomeStreet board of directors on April 30, 2024. Changes in the operations and prospects of HomeStreet, general market and economic conditions, and other factors which may be beyond the control of HomeStreet may have altered the value of HomeStreet or the sale prices of shares of HomeStreet common stock as of the date of this proxy statement/prospectus, or may alter such value and sale prices by the time the mergers are completed. The opinion from KBW, dated April 30, 2024, does not speak as of any date other than the date of such opinion.

The success of the mergers and bank merger will depend on a number of uncertain factors and may cause the market price of FirstSun common stock or HomeStreet common stock to fluctuate.

The success of the mergers will depend on a number of factors, including, without limitation:

•	The consummation of the mergers is subject to the satisfaction (or waiver, if permitted) of all requisite closing conditions as specified in the merger agreement, including, without limitation, receipt of regulatory and HomeStreet shareholder approvals;

•	FirstSun’s ability to integrate the business and operations of HomeStreet in the mergers;

•	FirstSun’s ability to limit the outflow of deposits held by legacy HomeStreet customers and to successfully retain and manage interest-earning assets (i.e., loans) acquired in the mergers;

•	FirstSun’s ability to control the incremental noninterest expense in a manner that enables it to maintain a favorable overall efficiency ratio;

•	FirstSun’s ability to retain and attract the appropriate personnel; and

•	FirstSun’s ability to earn acceptable levels of interest and noninterest income, including fee income;

Additionally, no assurance can be given that the business and operations of HomeStreet will not adversely affect FirstSun’s existing profitability, that FirstSun will be able to achieve results in the future similar to those achieved by its existing banking business, or that FirstSun will be able to manage any growth resulting from the mergers effectively.

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Combining FirstSun and HomeStreet may be more difficult, costly or time consuming than expected and FirstSun may fail to realize the anticipated benefits of the mergers.

The success of the mergers will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of FirstSun and HomeStreet. To realize the anticipated benefits and cost savings from the mergers, FirstSun and HomeStreet must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If FirstSun and HomeStreet are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the mergers could be less than anticipated, and integration may result in additional unforeseen expenses. For reference, as of the date of signing of the April 30 amendment to the merger agreement, the pre-tax costs savings for the transaction were estimated to be approximately $62.6 million or an approximate 12% reduction of the combined company’s run-rate expense base. An inability to realize the full extent of the anticipated benefits of the mergers, as well as any delays encountered in the integration process, could have an adverse effect upon the capital position, revenues, levels of expenses and operating results of the combined company following the completion of the mergers, which may adversely affect the value of the common stock of the combined company following the completion of the mergers.

FirstSun and HomeStreet have operated and, until the completion of the mergers, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the mergers. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of FirstSun and HomeStreet during this transition period and for an undetermined period after completion of the mergers on the combined company.

The combined company may be unable to retain HomeStreet personnel successfully after the mergers are completed.

The success of the mergers will depend in part on the combined company’s ability to retain the talents and dedication of employees currently employed by HomeStreet. The consummation of the mergers will expand FirstSun’s market areas to include operations in Washington, California, Hawaii, Oregon and other smaller markets, and retaining HomeStreet personnel within such markets is important to the success of the integration of the operations and business of HomeStreet and the success of the combined company. It is possible that these employees may decide not to remain with HomeStreet while the mergers are pending or with the combined company after the mergers are consummated. If employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating HomeStreet to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, FirstSun may not be able to locate suitable replacements for any such employees who leave the combined company, or to offer employment to potential replacements on reasonable terms. Further, FirstSun’s lack of operating experience in HomeStreet’s existing markets may adversely impact the combined company’s ability to successfully compete in such market areas without retaining HomeStreet’s employees.

The combined company expects to incur substantial expenses related to the mergers.

The combined company expects to incur substantial expenses in connection with completing the mergers and combining the business, operations, networks, systems, technologies, policies and procedures of FirstSun and those of HomeStreet. Although FirstSun and HomeStreet have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the mergers could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the mergers.

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In addition, before completing the mergers, each of FirstSun and HomeStreet will incur or have incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. In preparation for the consummation of the mergers, the companies will also incur the additional costs and expenses of preparing and filing the Registration Statement of which this proxy statement/prospectus forms a part, printing and mailing the proxy statement/prospectus to solicit HomeStreet shareholder approval of the merger proposal, and all filing and other fees expected to be paid to the SEC, bank regulatory authorities and other governmental agencies in connection with the proposed mergers. If the mergers are not completed, FirstSun and HomeStreet would have to recognize these expenses without realizing the anticipated benefits of the mergers.

Regulatory approvals may not be received, have taken longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the mergers.

Before the mergers and the bank merger may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve, the Texas Department of Banking, the WDFI, and other regulatory authorities. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Mergers—Regulatory Approvals Required for the Mergers” beginning on page 84. Required approvals have been delayed and could be further delayed or not obtained at all, including due to any or all of the following: an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; changes in legislation or the political environment, including as a result of changes of the U.S. executive administration, or Congressional leadership and regulatory agency leadership.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions or that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or will otherwise reduce the anticipated benefits of the mergers. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the mergers. Additionally, the completion of the mergers is conditioned on the absence of certain orders, injunctions or decrees by any governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.

Despite the parties’ commitments to use their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, neither FirstSun, HomeStreet nor their respective subsidiaries are required under the terms of the merger agreement to take any action, commit to take any action, or agree to any condition or restriction in connection with obtaining these approvals, that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the mergers. See the section entitled “The Mergers—Regulatory Approvals Required for the Mergers” beginning on page 84.

The unaudited pro forma combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the combined company after the mergers may differ materially.

The unaudited pro forma combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma combined financial information reflects adjustments, which are based upon preliminary estimates, to record the HomeStreet identifiable assets acquired and liabilities assumed at fair value, and to record any resulting bargain purchase gain. The fair value estimates reflected in this proxy statement/prospectus are

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preliminary, and final amounts will be based upon the actual consideration paid and the fair value of the assets and liabilities of HomeStreet as of the date of the completion of the mergers, which fair value is directly impacted by, among other things, changes in interest rates. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 112.

Certain of HomeStreet’s directors and executive officers may have interests in the mergers that may differ from, or be in addition to, the interests of holders of HomeStreet common stock generally.

Holders of HomeStreet common stock should be aware that some of HomeStreet’s directors and executive officers may have interests in the mergers and have arrangements that are different from, or in addition to, those of holders of HomeStreet common stock generally. These interests and arrangements may create potential conflicts of interest. The HomeStreet board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the mergers and merger agreement, and in recommending that shareholders vote to approve the merger agreement. The actual financial condition and results of operations of the combined company after the mergers may differ materially from those reflected in the unaudited pro forma combined financial information in this proxy statement/prospectus. For a more complete description of these interests, please see the section entitled “The Mergers—Interests of HomeStreet’s Directors and Executive Officers in the Mergers” beginning on page 72.

Shareholder litigation could prevent or delay the completion of the mergers or otherwise negatively impact the business and operations of FirstSun and HomeStreet.

Holders of common stock of FirstSun or HomeStreet may file lawsuits against FirstSun, HomeStreet and/or the directors and officers of either company in connection with the mergers. For more information about current litigation that is pending in connection with the mergers, see “The Merger-Litigation Relating to the Mergers” beginning on page 83. One of the conditions to the closing of the mergers is that there must be no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the mergers or any of the other transactions contemplated by the merger agreement. If any plaintiff were successful in obtaining an injunction prohibiting FirstSun or HomeStreet from completing the mergers or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the mergers and could result in significant costs to FirstSun or HomeStreet, including any cost associated with the indemnification of directors and officers of each company. FirstSun and HomeStreet may incur additional costs in connection with the defense or settlement of any stockholder or shareholder lawsuits filed in connection with the mergers. Such litigation could have an adverse effect on the financial condition and results of operations of FirstSun and HomeStreet and could prevent or delay the completion of the mergers.

The merger agreement may be terminated in accordance with its terms, and the mergers may not be consummated.

The obligation of the merger agreement parties to consummate the mergers is subject to a number of conditions that must be satisfied or waived in order to consummate the mergers. Those conditions include, among other things: (i) receiving the requisite approval by the HomeStreet shareholders of certain matters relating to the mergers at HomeStreet’s meeting of shareholders; (ii) Sunflower Bank converting from a national banking association to a Texas state-chartered bank that will be a member of the Federal Reserve, (iii) the receipt of the requisite regulatory approvals and that no requisite regulatory approval contains any materially burdensome condition; (iv) the absence of any order, injunction, decree or other legal restraint preventing the consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement illegal; and (v) the registration statement of which this proxy statement/prospectus is a part becoming effective by the SEC under the Securities Act. Each party’s obligation to consummate the mergers is also subject to certain additional conditions, including: (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party (including the absence of any material adverse effect, as defined in the merger agreement); (b) the performance in all material respects by the other party of its obligations under

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the merger agreement; (c) the receipt by each party of an opinion from its counsel to the effect that the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code; (d) the FirstSun common stock issued in the mergers having been authorized for listing on Nasdaq; and (e) FirstSun taking all necessary actions to elect or appoint the legacy HomeStreet directors to the board of directors of the combined company and combined bank.

These conditions to the consummation of the mergers may not be satisfied or waived in a timely manner or at all, and, accordingly, the mergers may not be consummated. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite HomeStreet shareholder approval, or FirstSun or HomeStreet may elect to terminate the merger agreement in certain other circumstances, including by FirstSun upon the occurrence of a material adverse effect under certain circumstances with respect to HomeStreet or by HomeStreet upon the occurrence of a material adverse effect under certain circumstances with respect to FirstSun.

Termination of the merger agreement could negatively affect HomeStreet.

If the mergers are not completed for any reason, including as a result of HomeStreet shareholders failing to approve the merger proposal, there may be various adverse consequences. For example, HomeStreet’s businesses may be affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, without realizing any of the anticipated benefits of completing the mergers. Additionally, if the merger agreement is terminated under certain circumstances, HomeStreet or FirstSun may be required to pay the other party a termination fee of $10 million (or HomeStreet may be required to pay FirstSun a reduced termination fee of $2.6 million plus reimbursement of FirstSun’s transaction fees and expenses in certain circumstances).

Each investor’s investment under the Acquisition Finance Securities Purchase Agreement is conditioned upon the substantially concurrent closing of the mergers.

Concurrently with its entry into the merger agreement, FirstSun entered into an Acquisition Finance Securities Purchase Agreement with Wellington, Castle Creek and certain other institutional accredited investors. Pursuant to the Acquisition Finance Securities Purchase Agreement, substantially concurrently with the closing of the mergers, such investors will invest an aggregate of $140 million (and up to $155 million if the additional $15 million is raised) in exchange for the sale and issuance, at a purchase price of $32.50 per share, of approximately 4.31 million (or approximately 4.77 million if the additional $15 million is raised) shares of FirstSun common stock.

Failure to consummate the mergers and investments could negatively impact FirstSun and HomeStreet. Although FirstSun has legally binding agreements with such investors under Acquisition Finance Securities Purchase Agreement pursuant to which such investors (in the aggregate) have agreed to invest $140 million in FirstSun’s common stock substantially concurrently with the consummation of the mergers, the obligation of each such investor to make such investment is subject to various conditions. Failure to consummate (or a delay in consummating) the investments may cause the failure or delay in the ability of the parties to consummate the mergers. The consummation of the mergers is subject to the receipt of requisite regulatory approval, approval of the HomeStreet shareholders and the satisfaction of other closing conditions. If the mergers are not completed for any reason, including as a result of HomeStreet shareholders failing to approve the merger proposal at the HomeStreet shareholder meeting or the imposition of a materially burdensome condition resulting in either FirstSun or HomeStreet refusing to consummate the mergers, there may be various adverse consequences and FirstSun and HomeStreet may experience negative reactions from the financial markets and from their customers and employees. For example, FirstSun’s business and HomeStreet’s business may each be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, without realizing any of the anticipated benefits of consummating the mergers.

Additionally, if the merger agreement is terminated, the market price of the FirstSun common stock and/or the HomeStreet common stock could decline to the extent that current market prices reflect a market assumption that the mergers and/or, in the case of FirstSun, the investments will be beneficial and will be consummated. FirstSun or HomeStreet also could be subject to litigation related to any failure to complete the mergers or, in the case of FirstSun, the investments or to proceedings commenced against FirstSun or HomeStreet to perform its obligations under the merger agreement or, in the case of FirstSun, the investment agreements. If the merger agreement is terminated

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under certain circumstances, HomeStreet may be required to pay a termination fee of $10 million to FirstSun (or HomeStreet may be required to pay FirstSun a reduced termination fee of $2.6 million plus reimbursement of FirstSun’s transaction fees and expenses in certain circumstances).

The Acquisition Finance Securities Purchase Agreement may be terminated in accordance with its terms and such investment may not be consummated.

The obligation of the parties to the Acquisition Finance Securities Purchase Agreement to consummate the investments is subject to a number of conditions which must be satisfied or waived in order to consummate the investments. Those conditions include, among other things: (i) the substantially concurrent consummation of the mergers and the satisfaction of the conditions to the mergers under the merger agreement; (ii) no purchaser or any of its affiliates, for purposes of any bank regulation or law, shall collectively be deemed to own, control or have the power to vote securities which would represent more than the greater of 9.9% (or 4.9% if such purchaser is a bank holding company) of any class of voting securities of FirstSun outstanding at such time or any greater limit provided by the Federal Reserve applicable to such purchaser (such as Wellington in which the Federal Reserve, subject to certain conditions, permits Wellington to own more than 9.9% but less than 15% of the FirstSun common stock); (iii) the absence of any statute, rule, regulation, executive order, decree, ruling or injunction that prohibits the consummation of any of the transactions contemplated by the Acquisition Finance Securities Purchase Agreement; (iv) the consummation, or substantially concurrent consummation, of a total of $140 million investment in FirstSun’s common stock; and (v) FirstSun shall have filed with Nasdaq a notification form for the listing of the FirstSun common stock, and Nasdaq shall not have objected to the listing of such shares of FirstSun common stock. Each party’s obligation to consummate such investment is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, and (b) the performance in all material respects by the other party of its obligations under the applicable investment agreement.

These conditions to the consummation of such investments may not be satisfied or waived in a timely manner or at all, and, accordingly, such investments may not be consummated. In addition, the parties to the Acquisition Finance Securities Purchase Agreement can mutually decide to terminate the agreement at any time, before or after the requisite HomeStreet shareholder approval, or the parties may elect to terminate the agreement in certain other circumstances.

In connection with the mergers, FirstSun will assume HomeStreet’s and HomeStreet Bank’s outstanding debt obligations, and the combined company’s level of indebtedness following the completion of the mergers could adversely affect the combined company’s ability to raise additional capital and to meet its obligations under FirstSun’s existing indebtedness.

Upon the closing of the mergers, FirstSun will assume HomeStreet’s and HomeStreet Bank’s outstanding indebtedness. FirstSun’s existing debt (including HomeStreet’s and HomeStreet Bank’s assumed indebtedness), together with any future incurrence of additional indebtedness, could have important consequences for the combined company’s creditors and stockholders. For example, it could:

•	limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;
•	restrict the combined company from paying dividends to its stockholders;
•	increase the combined company’s vulnerability to general economic and industry conditions; and
•	require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

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HomeStreet, and consequently, FirstSun will be subject to business uncertainties and contractual restrictions while the mergers are pending.

Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on HomeStreet and, consequently, the combined company. These uncertainties may impair HomeStreet’s ability to attract, retain, and motivate key personnel until the mergers are completed, and could cause customers and others that deal with HomeStreet to seek to change existing business relationships with HomeStreet. Retention of certain employees by HomeStreet may be challenging while the mergers are pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with HomeStreet and, ultimately, the combined company, the combined company’s business could be harmed. In addition, subject to certain exceptions, HomeStreet has agreed to conduct its business in all material respects in the usual, regular and ordinary course and to use reasonable best efforts to maintain and preserve its business organization and its current relationships with its customers, regulators, employees and others with which it has business relationships prior to closing. See “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to HomeStreet.

The merger agreement contains provisions that may discourage other companies from trying to acquire HomeStreet for greater merger consideration.

The merger agreement contains provisions that may discourage a third-party from submitting an acquisition proposal to HomeStreet that might result in greater value to HomeStreet shareholders than the proposed merger with FirstSun or may result in a potential competing acquirer proposing to pay a lower per share price to acquire HomeStreet than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on HomeStreet from soliciting, or entering into discussions with any third-party regarding, any acquisition proposal or offers for competing transactions, subject to certain exceptions relating to the exercise of fiduciary duties by the HomeStreet board of directors. In addition, HomeStreet may be required to pay FirstSun a $10 million termination fee (or HomeStreet may be required to pay FirstSun a reduced termination fee of $2.6 million plus reimbursement of FirstSun’s transaction fees and expenses in certain circumstances) upon termination of the merger agreement in certain circumstances involving acquisition proposals for competing transactions. See “The Merger Agreement—Termination Fee” beginning on page 105.

The shares of FirstSun common stock to be received by holders of HomeStreet common stock as a result of the mergers will have different rights from the shares of HomeStreet common stock.

In the mergers, holders of HomeStreet common stock will become holders of FirstSun common stock and their rights as shareholders will be governed by Delaware law and the governing documents of the combined company. The rights associated with FirstSun common stock are different from the rights associated with HomeStreet common stock. See the section entitled “Comparison of Stockholders’ Rights” beginning on page 133 for a discussion of the different rights associated with FirstSun common stock.

Holders of HomeStreet common stock will have a reduced ownership and voting interest in the combined company after the mergers and will exercise less influence over management.

Upon completion of the mergers, each HomeStreet shareholder and equity award holder who receives shares of FirstSun common stock will become a FirstSun stockholder. Based on the number of shares of HomeStreet common stock and HomeStreet equity awards outstanding as of the date hereof, the total number of shares of FirstSun common stock estimated to be issued to holders of HomeStreet common stock and equity awards in connection with, and subject to, the completion of the mergers is approximately 7.509 million shares. In addition, FirstSun is also obligated, substantially concurrently with the closing of the mergers, to issue to Wellington, the warrants (having an initial exercise price of $32.50 per share, and a term of three years) to purchase approximately 1.15 million shares of FirstSun common stock and to issue to the investors pursuant to the Acquisition Finance Securities Purchase Agreement approximately 4.31 million shares of FirstSun common stock (with an option of an additional 461,539 shares of FirstSun common stock, at a purchase price of $32.50 per share, for an additional investment of

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$15 million), at a purchase price of $32.50 per share. Based on the number of shares of FirstSun and HomeStreet common stock outstanding as of April 30, 2024, and based on the number of shares of FirstSun common stock estimated to be issued to holders of HomeStreet common stock and equity awards in the mergers and, in connection the closing of the mergers, expected to be issued pursuant to the Acquisition Finance Securities Purchase Agreement, the former holders of HomeStreet common stock and equity awards, as a group, are estimated to own approximately 19% of the outstanding common shares of the combined company immediately after completion of the mergers, and the holders of FirstSun common stock, as a group, immediately prior to the mergers, including and together with the investors that purchase shares of FirstSun common stock pursuant to the Acquisition Finance Securities Purchase Agreement in connection with the completion of the mergers, are estimated to own approximately 81% of the outstanding shares of the combined company immediately after completion of the mergers (assuming no exercise of FirstSun stock options prior to the closing of the mergers, and excluding shares issuable upon exercise of the FirstSun stock options and the warrants). And because of this, HomeStreet shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of HomeStreet.

There is a limited trading market for FirstSun common stock.

If the mergers are completed, the shares of FirstSun common stock which will be issued to HomeStreet shareholders in the mergers will be freely transferable. However, there is a limited trading market in FirstSun common stock, which may hinder HomeStreet shareholders’ ability to sell FirstSun common stock and may lower the market price of the stock. FirstSun common stock is currently quoted on the OTCQX® Best Market operated by the OTC Markets, and as a closing condition to the mergers and undertakings in securities purchase agreements entered into in connection with the execution of the merger agreement, FirstSun will uplist its common stock to Nasdaq. Nevertheless, the development of a trading market depends upon the existence of willing buyers and sellers, the presence of which is not within the control of FirstSun. Accordingly, HomeStreet shareholders should consider the potential illiquid and long-term nature of an investment in FirstSun common stock. Even though the FirstSun stockholder base will increase as a result of the mergers and the FirstSun common stock will trade on Nasdaq, there can be no assurance that an active and liquid trading market for FirstSun common stock will develop, or once developed, will continue, nor any assurance that HomeStreet shareholders will be able to sell their shares at or above the exchange ratio following the mergers.

The market price of FirstSun common stock after the mergers may be affected by factors different from and in addition to those affecting the shares of HomeStreet or FirstSun currently.

As a result of the mergers, holders of HomeStreet common stock will become holders of FirstSun common stock. FirstSun’s business differs from that of HomeStreet. HomeStreet’s business, assets, liabilities, financial condition, results of operations and prospects are of major significance with respect to the combined company. Accordingly, the business, assets, liabilities, financial condition, results of operations and prospects of the combined company and the market price of FirstSun common stock after the completion of the mergers may be affected by factors different from and in addition to those currently affecting the independent business, assets, liabilities, financial condition, results of operations and prospects of FirstSun. Among other things, the net interest income, assets, such as securities and loans, and economic value of equity of the combined company are expected to have different sensitivities to changes in interest rates than the current sensitivities of net interest income, assets, such as securities and loans, and economic value of equity of FirstSun independently to changes in interest rates. For a discussion of the businesses of FirstSun and HomeStreet and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus.

Issuance of shares of FirstSun common stock in connection with the mergers may adversely affect the market price of FirstSun common stock.

In connection with the completion of the mergers, FirstSun expects to issue approximately 7.292 million shares of FirstSun common stock to HomeStreet shareholders, approximately 0.217 million shares of FirstSun common stock to the holders of HomeStreet equity awards, approximately 4.31 million shares of FirstSun common stock to the investors under the Acquisition Finance Securities Purchase Agreement at a purchase price of $32.50

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per share (with an option of an additional 461,539 shares of FirstSun common stock, at a purchase price of $32.50 per share, for an additional investment of $15 million), and to Wellington, the warrants (having an initial exercise price of $32.50 per share, and a term of three years) to purchase approximately 1.15 million shares of FirstSun common stock. The issuance of these new shares and warrants to acquire FirstSun common stock may result in fluctuations in the market price of FirstSun common stock, including a stock price decrease.

Risks Relating to FirstSun’s Business

You should read and consider risk factors specific to FirstSun’s business that will also affect the combined company after the mergers. These risks are described in the “Risk Factors” section of FirstSun’s Annual Report on Form 10-K for the year ended December 31, 2023, and in any updates to those risk factors set forth in FirstSun’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page ii of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Relating to HomeStreet’s Business

You should read and consider risk factors specific to HomeStreet’s business that will also affect the combined company after the mergers. These risks are described in the “Risk Factors” section of HomeStreet’s Annual Report on Form 10-K for the year ended December 31, 2023, and in any updates to those risk factors set forth in HomeStreet’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page ii of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

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HOMESTREET SHAREHOLDER MEETING

The HomeStreet shareholder meeting will be held via webcast at www.virtualshareholdermeeting.com/HMST2024SM on June 18, 2024 at 10:00 a.m. Pacific Time. At the HomeStreet shareholder meeting, HomeStreet shareholders will be asked to vote on seven proposals. Proposals 1, 2 and 3 relate to the mergers and consist of the merger proposal, the merger-related compensation proposal and the adjournment proposal. These proposals follow immediately below in the section entitled “HomeStreet Merger-Related Proposals”. Proposals 4, 5, 6 and 7 are additional proposals not related to the mergers, and consist of the director election proposal, compensation (non-merger) proposal, the frequency of compensation vote proposal and the auditor ratification proposal. These four proposals are in the section entitled “Additional HomeStreet Proposals” which begins on page 140.

The HomeStreet board of directors has set April 11, 2024 as the record date for the HomeStreet shareholder meeting. Only holders of record of HomeStreet common stock at the close of business on April 11, 2024 will be entitled to notice of and to vote at the HomeStreet shareholder meeting and any adjournments or postponements thereof. As of the HomeStreet record date, there were 18,857,566 shares of HomeStreet common stock outstanding and entitled to vote at the HomeStreet shareholder meeting held by 2,168 holders of record.

The presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of HomeStreet common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the HomeStreet shareholder meeting.

If you have any questions or need any assistance in voting your shares, please contact our proxy solicitor:

OKAPI PARTNERS LLC

1212 Avenue of the Americas
New York, NY 10036

Toll-Free: (877) 566-1922

Email: pmchugh@okapipartners.com

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HOMESTREET MERGER-RELATED PROPOSALS

Proposal No. 1 – Merger Proposal

At the HomeStreet shareholder meeting, the HomeStreet shareholders will be asked to approve the merger agreement, as amended by the April 30 amendment to the merger agreement. HomeStreet shareholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the mergers. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the HomeStreet board of directors unanimously adopted the merger agreement, as amended by the April 30 amendment to the merger agreement, authorized and approved the mergers and the transactions contemplated by the merger agreement and determined the merger agreement and the mergers to be advisable and in the best interests of HomeStreet and its shareholders . Please see “The Mergers—HomeStreet’s Reasons for the Mergers” included elsewhere in this proxy statement/prospectus for a more detailed discussion of the HomeStreet board of directors’ recommendation.

The board of directors of HomeStreet has unanimously approved the merger agreement, as amended by the April 30 amendment to the merger agreement, has determined that the mergers, on the terms and conditions set forth in the merger agreement, are fair to, advisable and in the best interests of HomeStreet and its shareholders and unanimously recommends that HomeStreet shareholders vote “FOR” the merger proposal.

Proposal No. 2 – Merger-Related Compensation Proposal

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, HomeStreet is seeking a non-binding, advisory shareholder approval of the compensation of HomeStreet’s named executive officers that may or will be payable in connection with the mergers as disclosed in the section entitled “The Mergers – Interests of HomeStreet’s Directors and Executive Officers in the Mergers” beginning on page 72. The proposal gives holders of HomeStreet common stock the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or will be payable to HomeStreet’s named executive officers.

The vote on the merger-related compensation proposal is a vote separate and apart from the votes on the merger proposal and the adjournment proposal. Accordingly, if you are a holder of HomeStreet common stock, you may vote to approve the merger proposal and/or the adjournment proposal and vote not to approve the merger-related compensation proposal, and vice versa. The approval of the merger-related compensation proposal by holders of HomeStreet common stock is not a condition to the completion of the merger. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on HomeStreet or FirstSun. Accordingly, because HomeStreet is contractually obligated to make these payments if the merger is completed, the merger-related compensation will be paid to HomeStreet’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if shareholders of HomeStreet common stock fail to approve the advisory vote regarding merger-related compensation.

The HomeStreet board of directors unanimously recommends that HomeStreet shareholders vote “FOR” the merger-related compensation proposal.

Proposal No. 3 – Adjournment Proposal

The HomeStreet shareholder meeting may be adjourned to another time, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal.

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If, at the HomeStreet shareholder meeting, the number of shares of HomeStreet common stock present or represented and voting in favor of the merger proposal is insufficient to approve such proposal, HomeStreet intends to move to adjourn the HomeStreet shareholder meeting in order to solicit additional proxies for the approval of the merger agreement.

The HomeStreet board of directors unanimously recommends that HomeStreet shareholders vote “FOR” the adjournment proposal.

 In addition to the above merger-related proposals, HomeStreet is asking its shareholders to consider and vote on four additional proposals which are described under “ADDITIONAL HOMESTREET PROPOSALS” beginning on page 140 of this proxy statement/prospectus.

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THE MERGERS

The following discussion contains certain information about the mergers. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the mergers.

Terms of the Mergers

Each of the FirstSun board of directors and the HomeStreet board of directors has approved the merger agreement. Under the merger agreement, a wholly-owned subsidiary of FirstSun will merge with and into HomeStreet, with HomeStreet remaining as the surviving entity and becoming a wholly-owned subsidiary of FirstSun. This surviving entity, immediately following the merger and as part of a single integrated transaction, will merge with and into FirstSun, with FirstSun as the surviving entity. Immediately following the completion of the second step merger, HomeStreet’s wholly-owned subsidiary, HomeStreet Bank, will merge with and into FirstSun’s wholly-owned subsidiary, Sunflower Bank, with Sunflower Bank as the surviving bank.

If the mergers are completed, each outstanding share of HomeStreet common stock will be converted into the right to receive the merger consideration of 0.3867 shares of FirstSun common stock, except for treasury stock or shares owned by HomeStreet or FirstSun, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, which will be cancelled, and shares held by shareholders who properly exercise dissenters’ rights. FirstSun will not issue any fractional shares of FirstSun common stock in the mergers. Instead, a HomeStreet shareholder who otherwise would have received a fraction of a share of FirstSun common stock will receive an amount in cash (without interest) equal to such fractional part of a share of FirstSun common stock multiplied by $35.00.

HomeStreet shareholders are being asked to approve the merger agreement. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the mergers, including information about conditions to the completion of the mergers and provisions for terminating or amending the merger agreement.

Background of the Mergers

In the course of its business planning processes undertaken each year, the management and the Board of Directors (the “HomeStreet Board”) of HomeStreet frequently review the business strategies and objectives of HomeStreet, including strategic opportunities and challenges. For years prior to the execution of the merger agreement, they each considered various strategic options potentially available to HomeStreet, in each case with the goal of enhancing value for HomeStreet shareholders and delivering the best possible services to its customers and communities. These strategic considerations have focused on, among other things, the business and regulatory environments facing financial institutions generally, as well as conditions and trends in the banking industry and financial markets, including for regional banks. From time to time, the HomeStreet Board and management met with representatives of KBW to discuss market conditions, industry trends and potential strategic opportunities and alternatives, including business combination opportunities.

In May 2023, HomeStreet management began evaluating potential strategic alternatives for HomeStreet and HomeStreet Bank.

On May 25, 2023, a meeting of the HomeStreet Board was held to discuss, among other items, the general market conditions in the banking industry and various strategic alternatives for HomeStreet and HomeStreet Bank. Members of HomeStreet management and representatives of KBW attended the meeting. Representatives of KBW provided an overview of the banking market, focusing on investor concerns and competition with deposit rates. Representatives of KBW also discussed certain strategic alternatives for HomeStreet and HomeStreet Bank,

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including a standalone approach, a recapitalization approach or a strategic merger, as well as the process for pursuing any such potential transaction. The HomeStreet Board then authorized the formation of a joint special committee (the “HomeStreet Transaction Committee”), consisting of Mark Mason as chair, S. Craig Tompkins (an independent director who was appointed co-chair of the HomeStreet Transaction Committee on August 24, 2023 with Mr. Mason) and three other independent directors of HomeStreet, Jim Mitchell, Sandra Cavanaugh and Scott Boggs, each of whom are members of HomeStreet’s Executive Committee. The members of the HomeStreet Transaction Committee did not receive any additional compensation related to their service on the HomeStreet Transaction Committee, other than Mr. Tompkins, who received $5,000 in additional compensation related to his service as co-chair on the committee. The purpose of the HomeStreet Transaction Committee was to (i) consider and evaluate strategic alternatives and (ii) potentially recommend to the full HomeStreet Board for approval such strategic alternative transaction or transactions. The HomeStreet Transaction Committee was authorized to hire financial, legal and other experts and to take other action necessary to effectuate the HomeStreet Transaction Committee’s purpose, but the HomeStreet Transaction Committee was not authorized to veto any potential transaction and overall final approvals remained vested in the HomeStreet Board.

At the May 25, 2023 meeting, the HomeStreet Board instructed KBW to prepare a process that would position KBW to assist HomeStreet with a variety of potential transactions. The work included, but was not limited to, KBW’s due diligence on HomeStreet, the establishment of the virtual data room and the commission of a third party to create a credible methodology by which HomeStreet’s balance sheet’s fair value could be determined, accounting for all anticipated purchase accounting adjustments.

Between May 2023 and December 2023, the HomeStreet Transaction Committee met six times to discuss the strategic transaction process and ongoing negotiations with potential counterparties. The HomeStreet Transaction Committee was not dissolved following these meetings.

On June 29, 2023, a regularly scheduled meeting of the HomeStreet Board was held. Members of HomeStreet’s management and representatives of KBW and HomeStreet’s outside securities counsel, Orrick, Herrington & Sutcliffe LLP (“Orrick”), attended portions of the meeting. The purpose of the meeting was to discuss, among other items, a potential strategic transaction, including a presentation by representatives of KBW of the ongoing review of potential strategic alternatives, the results of the third party’s valuation and other financial advice from KBW.

On July 27, 2023, a regularly scheduled meeting of the HomeStreet Board was held to discuss, among other items, a proposed strategic transaction. Members of HomeStreet management and representatives of Sullivan & Cromwell LLP (“Sullivan & Cromwell”), HomeStreet’s outside legal counsel, KBW and Orrick attended portions of the meeting. The HomeStreet Board discussed with representatives of KBW the ongoing review of potential strategic alternatives. During the meeting, representatives of Sullivan & Cromwell and the HomeStreet Board discussed the current regulatory environment for bank mergers and acquisitions, including recent regulatory trends. Representatives of KBW also discussed potential benefits of reaching out to potential partners in a strategic transaction.

Through the months of July, August, September, October and November 2023, representatives of KBW, acting at the direction of HomeStreet, contacted, and/or made aware of the possibility of a strategic transaction, several private equity funds and banks, and responded to unsolicited inquiries received from other institutions. During this time, HomeStreet entered into substantially similar forms of mutual and one-way confidentiality agreements (“NDAs”) with 24 of the aforementioned parties, each of which had terms between one to two years. The NDAs contained, among other things, a customary standstill provision (which included a customary “don’t ask, don’t waive” clause and was subject to customary fall-away periods, including following the end of the one- to two-year periods).

On August 1, 2023, a Bloomberg article was published titled “HomeStreet Bank Is Said to Explore Options Including Sale” discussing that HomeStreet was exploring raising capital, selling assets or a potential sale.

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On August 10, 2023, Mark Mason, Chief Executive Officer of HomeStreet, and Neal Arnold, President and Chief Executive Officer of FirstSun, had an introductory telephonic discussion regarding a potential strategic transaction between HomeStreet and FirstSun. They discussed, in general terms, their respective companies, the financial services industry sectors in which they operate, general financial services industry trends and strategic developments, and business combination trends and a potential strategic transaction between HomeStreet and FirstSun, without making any specific proposal with respect to pricing, timing or other potential transaction terms of any potential strategic transaction between HomeStreet and FirstSun.

Beginning on August 22, 2023, HomeStreet made available a virtual data room (the “HomeStreet Data Room”) to each party who executed an NDA. The HomeStreet Data Room was updated over time to facilitate due diligence regarding a proposed transaction.

On August 24, 2023, a regularly scheduled meeting of the HomeStreet Board was held to discuss, among other items, the process for a proposed strategic transaction. Members of HomeStreet management and representatives of KBW and Orrick attended portions of the meeting. Mr. Mason presented a summary of meetings held with certain potential counterparties over the prior month, the progress in pursuing a potential strategic transaction and discussions with federal and state banking regulators regarding a potential transaction. Representatives of KBW discussed with the HomeStreet Board a review of current market conditions for regional banks, including potential investors and partners for a potential strategic transaction.

On August 29, 2023, a potential counterparty (the “First Bidder”) entered into a one-way NDA with HomeStreet. Additionally, a consortium of investors (the “Potential Investors”) entered into one-way NDAs with HomeStreet on September 7, 2023 and September 15, 2023.

On September 21, 2023, a regularly scheduled meeting of the HomeStreet Board was held to discuss, among other items, the current status of a potential strategic transaction. Members of HomeStreet management and representatives of KBW and Orrick attended portions of the meeting. Representatives of KBW provided an update regarding the ongoing strategic transaction process and efforts to raise additional capital from reputable investors, and reviewed potential strategic counterparties. Mr. Mason discussed with the HomeStreet Board communications with several interested parties regarding a potential strategic transaction.

On September 25, 2023, HomeStreet executed a formal engagement letter with KBW regarding KBW’s engagement as HomeStreet’s financial advisor in connection with a potential transaction. KBW was engaged to serve as HomeStreet’s financial advisor in connection with a potential strategic transaction based on KBW’s qualifications, reputation and experience in mergers and acquisitions and capital raising involving banks and its familiarity with HomeStreet.

On September 26, 2023, another potential counterparty (the “Second Bidder”) entered into a mutual NDA with HomeStreet.

On October 12, 2023, the HomeStreet Transaction Committee convened a meeting to discuss the strategic alternative transaction process. Members of HomeStreet management and representatives of KBW attended the meeting. Mr. Mason and representatives of KBW discussed with the HomeStreet Transaction Committee that they were currently vetting several additional counterparties, negotiating and executing NDAs, updating the HomeStreet Data Room and conducting and participating in management interviews with potential strategic transaction counterparties. Representatives of KBW discussed the current outreach and discussions that had occurred related to a potential strategic transaction, including discussions with one of the Potential Investors, the First Bidder and the Second Bidder.

On October 17, 2023, representatives of Sullivan & Cromwell spoke with legal representatives of the Potential Investors who had expressed interest in making a capital investment in HomeStreet, regarding potential transaction structures and legal and regulatory considerations.

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On October 25 and October 26, 2023, regularly scheduled meetings of the HomeStreet Board were held to discuss, among other items, the current status of a proposed strategic transaction. Members of HomeStreet management and representatives of KBW and Orrick attended portions of the meeting. Representatives of KBW discussed the current market themes and investor sentiment in the banking industry, as well as a general update on merger and acquisition activity. Additionally, representatives of KBW provided an update on the ongoing discussions with potential counterparties to the strategic alternative transactions. During the meetings, an executive session of the independent directors also occurred in which the directors discussed updates to a potential strategic alternative transaction process.

During the week of October 30, 2023, KBW solicited term sheets from each potential counterparty who had executed an NDA and was still participating in the offer process and requested that the term sheets be submitted by November 15, 2023.

On November 2, 2023, FirstSun entered into a mutual NDA with HomeStreet (the “FirstSun NDA”).

On November 13, 2023, Mr. Mason met with Mr. Arnold to discuss the possibility of FirstSun submitting a proposal regarding a potential strategic transaction. Following this meeting, FirstSun provided a presentation to representatives of HomeStreet summarizing FirstSun’s transaction proposal.

On November 15, 2023, representatives of HomeStreet received a non-binding letter of intent (“LOI”) and a presentation from FirstSun, as well as an indication of interest and proposed exclusivity agreement from the First Bidder.

FirstSun proposed an all stock merger, with a fixed number of shares of FirstSun common stock exchanged for the outstanding shares of HomeStreet. Based on FirstSun’s then-current stock value, this represented a transaction value of approximately $8.00 – $9.00 per HomeStreet share, resulting in a 20 – 35% premium over the then-current HomeStreet market price. FirstSun proposed procuring between $125 – $175 million of common equity financing in connection with the proposed transaction, with the procurement of such equity financing being a condition for closing. In light of HomeStreet’s business lines and locations, FirstSun indicated that continuity of management of the HomeStreet team members would be critical to the success of a merger of HomeStreet and FirstSun. FirstSun proposed that three existing members of the HomeStreet Board would be appointed to the FirstSun board of directors following the proposed transaction. FirstSun also proposed a three-year employment contract for Mr. Mason, as Executive Vice Chairman of the combined company, and that certain senior HomeStreet management would likely continue to serve post-closing. The FirstSun proposal further provided for a 45-day period in which HomeStreet would agree to negotiate with FirstSun exclusively with respect to the potential transaction. The proposal would expire by its terms on November 30, 2023.

The First Bidder proposed a cash offer to acquire 100% of the shares of HomeStreet for $9.84 per HomeStreet share, representing a market premium of 45% as of November 15, 2023. The proposal did not include any financial contingencies and provided for a 60-day exclusivity period should HomeStreet accept the proposal.

From November 15, 2023 until the execution of the original merger agreement on January 16, 2024, representatives of KBW and members of HomeStreet management discussed certain matters regarding HomeStreet’s and the potential counterparties’ respective businesses, including the business, financial, credit, operational, legal and compliance matters, among other subjects, pertaining to the due diligence process with representatives of FirstSun, the First Bidder, the Second Bidder and the Potential Investors.

On November 16, 2023, representatives of HomeStreet received proposals from two of the Potential Investors, which were treated as a single proposal. The Potential Investors proposed solely acquiring newly-issued shares of HomeStreet common stock, at a price of $4.00 per share, representing a majority of the issued and outstanding shares of HomeStreet common stock in the aggregate following the proposed transaction. Existing HomeStreet shareholders would not sell HomeStreet shares to the Potential Investors. No single Potential Investor would acquire more than 24.9% of the equity interests of HomeStreet. The Potential Investors would also be provided

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proportional board representation of the pro forma HomeStreet Board and one seat for each Potential Investor on all HomeStreet Board committees other than the audit committee. The offer proposed a 60-day exclusivity period should HomeStreet accept the proposal.

On November 17, 2023, representatives of HomeStreet received a non-binding LOI from the Second Bidder proposing an all-cash transaction. The Second Bidder proposed a 100% cash acquisition at a price per HomeStreet share consisting of (i) a base level of cash equal to the then-current market value of HomeStreet stock and (ii) a “contingent value right” of up to an additional $2.50 per HomeStreet share. The contingent value right would only be paid following the first anniversary of the closing of the proposed transaction subject to satisfaction of certain performance hurdles. The proposal, including the full realization of the contingent value right one year following the closing of the proposed transaction, represented a potential market premium of 37% as of November 17, 2023. The offer proposed a 45-day exclusivity period should HomeStreet accept the proposal and would expire by its terms on December 1, 2023.

On November 22, 2023, the HomeStreet Transaction Committee convened a meeting to discuss the inbound transaction proposals received and the process for further evaluation. Members of HomeStreet management and representatives of KBW and Sullivan & Cromwell attended the meeting. Representatives of KBW and the HomeStreet Transaction Committee discussed the negotiations and engagement process with each potential counterparty, the economic, regulatory and other considerations set forth in each proposal, the contemplated transaction structures set forth in each proposal, certain post-closing considerations set forth in each proposal and the timing and closing conditions of each proposal. Representatives of Sullivan & Cromwell also advised the HomeStreet Transaction Committee as to directors’ fiduciary duties. The HomeStreet Transaction Committee directed HomeStreet’s advisors to continue discussions and negotiations with each counterparty that had submitted a proposal.

On November 26, 2023, FirstSun submitted a revised proposal. FirstSun increased the fixed exchange ratio to 0.3165 shares of FirstSun common stock for each HomeStreet share, or approximately $10.00 per HomeStreet share based on the November 24, 2023 closing price of FirstSun common stock, representing a market premium of 61% as of November 26, 2023. FirstSun indicated that FirstSun was holding advanced discussions with outside investors for such outside investors to provide committed capital prior to the announcement of a proposed transaction with HomeStreet. FirstSun proposed to raise $175 million in equity financing to support the capital required for the proposed transaction with HomeStreet. In addition, Mr. Mason’s existing employment contract with HomeStreet would be honored, including change-in-control terms. The revised proposal indicated that FirstSun would also offer a new three-year employment contract to Mr. Mason that would help assure the continuity of the HomeStreet talent during the transition period, promote continuity of the existing customer base and provide valuable leadership in the roll-out of the commercial lending platform initiative FirstSun envisioned. The proposal also provided that certain other HomeStreet senior management personnel (including market presidents and leadership and executives) would likely continue serving in their roles, or in refined key roles, following the consummation of the proposed transaction.

On November 27, 2023, a special meeting of the HomeStreet Board was held to discuss the four proposals received and an overview and background of the process conducted, including KBW’s outreach to potential counterparties. Members of HomeStreet management and representatives of KBW and Sullivan & Cromwell attended the meeting. Representatives of Sullivan & Cromwell advised the HomeStreet Board as to the directors’ fiduciary duties. Representatives of KBW summarized the proposals received from FirstSun, the First Bidder, the Second Bidder and the Potential Investors. The HomeStreet Board engaged in a discussion with KBW and Mr. Mason regarding the risks and opportunities associated with each proposal, and ongoing negotiations with each potential counterparty. The HomeStreet Board agreed that HomeStreet management and KBW should continue to negotiate with each potential counterparty to improve and refine the proposals.

On December 1, 2023, Mr. Mason along with a representative of KBW met with a representative of the First Bidder and the First Bidder’s financial advisor to discuss a potential transaction. On the same day, Wellington Management (“Wellington”), as a potential investor in FirstSun in connection with the proposed transaction,

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entered into a joinder to the FirstSun NDA to facilitate such potential investor’s due diligence review. Castle Creek Capital LLC and an additional potential investor similarly entered into joinders to the FirstSun NDA on January 2, 2024 and January 10, 2024, respectively.

On December 2, 2023, Mr. Arnold requested the opportunity to present to the HomeStreet Board, given the ongoing equity ownership that would be part of a transaction with FirstSun. Given the ongoing equity ownership that would be part of a transaction with the Potential Investors, the Potential Investors were also invited by KBW to present at the December 7, 2023 HomeStreet Board meeting, but they did not accept the invitation.

During the week of December 4, 2023, Mr. Mason and Mr. Michel met with Mr. Arnold and Robert Cafera, Chief Financial Officer of FirstSun, and discussed the ongoing process regarding a potential strategic transaction with FirstSun.

On December 6, 2023, representatives of the Second Bidder submitted a revised proposal to KBW. The revised proposal increased the offer to $10.00 per HomeStreet common share, eliminated the contingent value right and reduced the requested exclusivity to 30 days. The proposal would expire on December 11, 2023.

On December 6, 2023, representatives of the Potential Investors and representatives of KBW discussed the proposal on recapitalization.

On December 7, 2023, the First Bidder sent a revised offer to KBW. The First Bidder offered a revised fixed price of $235 million in cash, which equated to a per share price of $12.04 per HomeStreet common share using the most recent share counts and vesting of unvested units estimated at that time. The First Bidder also verbally proposed to a representative of KBW a retention package for certain HomeStreet employees, including Mr. Mason.

On December 7, 2023, a regularly scheduled board meeting of the HomeStreet Board was held to discuss a potential transaction. Members of HomeStreet’s management and representatives of KBW, Sullivan & Cromwell, Orrick and FirstSun attended portions of the meeting. During the meeting, an executive session of the independent directors was held to discuss matters regarding a proposed transaction. Following the executive session of independent directors, an executive session of all directors occurred to discuss the directors’ views related to a proposed transaction. After the executive sessions were held, Mr. Mason engaged in a discussion with the HomeStreet Board regarding the ongoing discussions with several potential counterparties. Representatives of KBW discussed each of the four proposals received to date. Mr. Arnold attended a portion of this meeting and provided the HomeStreet Board with an overview of FirstSun’s proposal dated November 26, 2023 and its business, and shared his perspectives on the business prospects of the combined company that would result from a potential transaction, including the potential synergies and benefits that could be realized for both parties and their respective shareholders in light of the HomeStreet shareholders’ substantial ownership of the proposed combined company. The HomeStreet Board decided to reconvene on December 11, 2023 to continue to deliberate on offers received before making a final decision.

On December 11, 2023, FirstSun, the First Bidder and the Second Bidder each submitted revised written proposals.

•	FirstSun proposed an increased exchange ratio of 0.3692 FirstSun shares for each HomeStreet share, an increase from the exchange ratio of 0.3165 offered in the previous proposal, or approximately the equivalent of $12.00 per HomeStreet share, representing a market premium of 56% as of December 8, 2023. The updated proposal would expire on its own terms on December 13, 2023.
•	The First Bidder offered a fixed price of $260 million in cash, which equated to a per-share price of $13.32 per HomeStreet common share using the most recent share counts and vesting of unvested units estimated at that time. This was an increase from the previous offer made on December 7, 2023 of $12.04.
•	The Second Bidder proposed a cash price of $12.00 per HomeStreet share. This was an increase from the previous offer of $10.00.

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On December 11, 2023, a special meeting of the HomeStreet Board was held to discuss the updated proposals and progress related to a potential transaction. Members of HomeStreet management and representatives of KBW and Sullivan & Cromwell attended the meeting. Representatives of Sullivan & Cromwell advised the HomeStreet Board as to the directors’ fiduciary duties, as they had previously done. Representatives of KBW then discussed the process, negotiations, economics, transaction structures, closing and post-closing considerations with respect to a potential transaction and each of the three updated proposals that had been received. KBW noted the Potential Investors declined to improve their initial offer. The HomeStreet Board discussed concerns over the financing contingencies present in the FirstSun proposal. The HomeStreet Board discussed the process for negotiating with the three potential counterparties that continued to remain interested and had submitted improved proposals. The HomeStreet Board decided to invite all three potential counterparties to continue to conduct due diligence. The HomeStreet Board also determined to provide a merger agreement to each of the three potential counterparties, and that each counterparty would be requested to provide a markup of the merger agreement by January 5, 2024. Additionally, each counterparty would be requested to deliver the “best and final” proposed offer, including management retention terms and economic terms, by January 11, 2024.

Between December 11, 2023 and the execution of the original merger agreement on January 16, 2024, members of HomeStreet’s management and KBW met with representatives of each of FirstSun, the First Bidder and the Second Bidder, and their respective advisors, to discuss various topics related to a proposed transaction, including due diligence with respect to the parties.

On December 13, 2023, the updated FirstSun proposal expired while FirstSun pursued capital-raising efforts.

On December 14, 2023, a meeting of the HomeStreet Transaction Committee was held to discuss recent developments regarding ongoing negotiations with each potential counterparty. Members of HomeStreet management and representatives of KBW and Sullivan & Cromwell attended the meeting. Representatives of Sullivan & Cromwell advised the HomeStreet Transaction Committee as to the directors’ fiduciary duties in connection with its evaluation of the proposals, as they had done previously.

On December 15, 2023, a meeting of the HomeStreet Transaction Committee was held to discuss the process with respect to the proposals received from FirstSun, the First Bidder and the Second Bidder. Members of HomeStreet management and representatives of KBW and Sullivan & Cromwell attended the meeting. The HomeStreet Transaction Committee directed Sullivan & Cromwell to deliver an initial draft merger agreement to each of FirstSun, the First Bidder and the Second Bidder and their respective legal advisors.

On December 19, 2023, Sullivan & Cromwell delivered initial draft merger agreements to FirstSun, the First Bidder and the Second Bidder. Sullivan & Cromwell requested each potential counterparty deliver a proposed markup of the merger agreement no later than January 5, 2024.

On December 21, 2023, a special meeting of the HomeStreet Board was held to discuss the progress and due diligence conducted relating to a potential transaction. Members of HomeStreet management and representatives of KBW attended the meeting. Mr. Mason discussed the extensive due diligence with the First Bidder and the Second Bidder, and a meeting between Mr. Mason, Mr. Michel and the Second Bidder discussing the infrastructure of HomeStreet. Additionally, Mr. Mason reported that FirstSun was engaged in capital-raising efforts and had not been in communication for a few days. The HomeStreet Board also discussed the timeline for a potential final decision. Representatives of KBW discussed the process of the transaction, including KBW’s outreach to potential counterparties.

On January 4, 2024, FirstSun made available to HomeStreet a virtual data room to permit an expanded mutual due diligence review. HomeStreet and FirstSun, and their respective legal, financial and other advisors continued to engage in mutual due diligence, including with respect to business, credit, operational, legal and compliance matters, among others.

On January 5, 2024, FirstSun, the First Bidder and the Second Bidder each provided a revised draft merger agreement that did not include a final offer price.

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On January 10, 2024, Sullivan & Cromwell delivered updated draft merger agreements, revised to reflect HomeStreet management’s comments, to FirstSun, the First Bidder and the Second Bidder and requested that a final markup of the updated draft merger agreements be provided by January 11, 2024.

On January 10 and 11, 2024, HomeStreet, FirstSun, and their respective legal counsel, Sullivan & Cromwell and Nelson Mullins Riley & Scarborough LLP (“Nelson Mullins”), discussed the equity financing agreement that FirstSun would execute with certain investors.

On January 11, 2024, FirstSun, the First Bidder and the Second Bidder each sent their “best and final” offer on a proposed transaction, including an updated draft of the respective merger agreement and proposed retention agreements for Mr. Mason.

FirstSun proposed an increased exchange ratio of 0.4345 FirstSun shares for each HomeStreet share, an increase from the exchange ratio of 0.3692 previously offered, or approximately the equivalent of $14.75 per HomeStreet share, representing a market premium of 40% as of January 10, 2024. The offer would expire on its own terms on January 12, 2024. Additionally, FirstSun offered Mr. Mason a continuing role at the proposed combined company as Executive Vice Chairman, and he would be awarded an equity grant and a board seat at the proposed combined company.

The First Bidder offered a fixed price of $295 million in cash, which equated to a per-share price of $15.19 per HomeStreet common share, an increase from the offer made on December 11, 2023 of $13.32. The per-share price was determined using the share counts along with unvested units estimated at the time of the First Bidder’s “best and final” offer. The First Bidder also submitted its proposal on Mr. Mason’s ongoing consulting arrangement as initially proposed on December 7, which included $4 million in compensation for Mr. Mason.

The Second Bidder proposed a revised offer of $13.50 per HomeStreet share, an increase from the offer made on December 11, 2023 of $12.00. Additionally, the Second Bidder offered Mr. Mason a continuing role at the proposed combined company in a consulting or advisory capacity with between $4.5 million and $6 million in aggregate compensation paid over five years of employment.

On January 12, 2024, Sullivan & Cromwell reached out to the First Bidder’s legal counsel and Nelson Mullins regarding improving certain legal terms in the proposals submitted by the First Bidder and FirstSun.

On January 12, 2024, a special meeting of the HomeStreet Board was held to consider the negotiated terms of a proposed transaction with each of FirstSun, the First Bidder and the Second Bidder. Members of HomeStreet management and representatives of Sullivan & Cromwell, KBW and Orrick attended the meeting. Representatives of Sullivan & Cromwell presented a fulsome review of the legal terms of each offer, the fiduciary duties of the HomeStreet Board and the regulatory approval process and likelihood of approval necessary for each proposal. Sullivan & Cromwell discussed each of the First Bidder’s, the Second Bidder’s and FirstSun’s employment offers to Mr. Mason with the HomeStreet Board. Representatives of KBW provided a detailed review of the financial terms of each offer received, the current market conditions in the banking industry and potential reactions by investors to the proposed strategic transactions. The HomeStreet Board and representatives of KBW discussed the results of the due diligence and reverse due diligence processes that had been conducted on FirstSun, the First Bidder and the Second Bidder, specifically with a focus on each party’s ability to complete a transaction in a timely manner. The HomeStreet Board also discussed with representatives of KBW that each offer received was materially better than the prior offers received, validating the competitive process that was used by HomeStreet. The HomeStreet Board considered the fact that FirstSun’s proposed transaction included definitive investment agreements with certain investors that were already negotiated and would be executed definitively concurrently with execution of the proposed merger agreement. The HomeStreet Board further considered the fact that FirstSun’s proposed transaction included $80 million of financing that would be closed on or about the date of execution of the proposed merger agreement with the remaining $95 million that would be closed concurrent with the merger closing. Following extensive deliberation by the HomeStreet Board, the HomeStreet Board authorized HomeStreet management to execute an LOI with FirstSun. On the same day, Mr. Mason sent Mr. Arnold an executed FirstSun LOI, which provided mutual exclusivity through January 16, 2024. Following the execution

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of the LOI with FirstSun, a representative of KBW separately notified the First Bidder’s financial advisor and the Second Bidder that HomeStreet had entered into an exclusivity agreement with respect to a potential transaction with another party.

Between January 12, 2024 and January 16, 2024, HomeStreet and FirstSun and representatives of their respective legal and financial advisors finalized negotiations of the original merger agreement and the employment agreement with Mr. Mason.

From January 12, 2024 until January 16, 2024, HomeStreet, FirstSun and Wellington, and their respective legal representatives, negotiated voting agreements requiring certain directors or shareholders to vote in favor of particular matters, including the FirstSun share issuance, amendments to the FirstSun certificate of incorporation, and against alternative proposals that could delay the merger, and also granted a proxy with respect to FirstSun common stock under select circumstances, which the parties executed.

On January 15, 2024, a special meeting of the HomeStreet Board was held to consider the proposed final terms of a potential transaction with FirstSun. Members of HomeStreet management and representatives of Sullivan & Cromwell, KBW and Orrick attended the meeting. During the meeting, the HomeStreet Board received materials relevant to the agenda for the meeting that had been prepared by KBW and Sullivan & Cromwell. The HomeStreet Board, Sullivan & Cromwell and KBW discussed the key terms of the proposed transaction with FirstSun, including the original merger agreement and voting agreements. Representatives of Sullivan & Cromwell again advised the HomeStreet Board as to the directors’ fiduciary duties, and discussed the key considerations regarding the original merger agreement, the treatment of employees, Mr. Mason’s separate employment agreement and the voting agreements between FirstSun and HomeStreet’s directors. Representatives of KBW discussed the financial aspects of the mergers, including the value of the FirstSun common stock to be received by HomeStreet shareholders. KBW rendered its oral opinion to the HomeStreet Board, which was confirmed by a written opinion, dated January 15, 2024, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limitations and qualifications set forth in KBW’s opinion, the exchange ratio of 0.4345 FirstSun shares for each HomeStreet share in the mergers was fair, from a financial point of view, to the holders of HomeStreet common stock. After further review and discussion by the HomeStreet Board, including consideration of the factors described in the section entitled “HomeStreet’s Reasons for the Mergers” on page 51, the HomeStreet Board unanimously (i) determined that the original merger agreement, the voting agreements and the transactions contemplated thereby, including the mergers, were fair and reasonable and in the best interests of HomeStreet and its shareholders, (ii) authorized HomeStreet to enter into the original merger agreement with FirstSun and (iii) approved the execution, delivery and performance of the original merger agreement, and the consummation of the transactions contemplated thereby.

HomeStreet and FirstSun executed the original merger agreement on the morning of January 16, 2024. The transaction was announced on January 16, 2024 before the opening of the financial markets in New York, in a press release jointly issued by HomeStreet and FirstSun.

On March 28, 2024, a regularly scheduled board meeting of the HomeStreet Board was held to discuss, among other items, the proposed merger transaction with FirstSun, certain economic and market factors, including heightened interest rates, interest margins and funding costs, and certain regulatory matters, including the applications filed with banking regulators in connection with the proposed merger transaction and the banking regulatory environment generally, including with respect to commercial real estate concentrations. Members of HomeStreet’s management and representatives of Sullivan & Cromwell and Orrick attended portions of the meeting regarding the proposed merger transaction. During the meeting, representatives of Sullivan & Cromwell, in light of expected challenges FirstSun discussed with HomeStreet with respect to obtaining OCC approval of the bank merger, discussed with the HomeStreet Board potential alternative structures for the proposed merger transaction that were most consistent with the regulatory environment.

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From March 28, 2024 until April 30, 2024, representatives of KBW and Sullivan & Cromwell and members of HomeStreet management discussed on several occasions certain potential alternative structures for the proposed merger transaction with representatives of Nelson Mullins, Stephens Inc. (“Stephens”), FirstSun’s financial advisor, and FirstSun that were most consistent with approval of the transaction by applicable banking regulators. Potential changes that were considered included a conversion of Sunflower Bank’s national bank charter to a Texas state bank charter with Federal Reserve membership, an increase in the capitalization of the surviving entity and surviving bank by raising additional common equity and subordinated debt, HomeStreet’s disposition of certain commercial real estate loans in connection with the proposed merger transaction and an unspecified reduction in the exchange ratio.

On April 3, 2024, representatives from HomeStreet and Sullivan & Cromwell met with representatives from FirstSun and Nelson Mullins to discuss adjusting the proposed merger transaction in light of regulatory considerations.

On April 19, 2024, Stephens proposed to representatives of KBW that the proposed merger transaction structure would need to be amended. Stephens did not deliver any specific terms or structures.

On April 22, 2024, representatives of HomeStreet and KBW met with representatives of FirstSun and Stephens to discuss a proposed modification to the transaction structure. During the meeting, Mr. Arnold proposed a reduction in the exchange ratio provided in the original merger agreement, but did not specify the proposed reduction amount.

On April 23, 2024, in connection with prior discussions regarding potential alternative transaction structures, representatives of Stephens proposed to representatives of KBW to amend the original merger agreement to reflect a reduction in the exchange ratio provided in the original merger agreement by between 12% and 15%, approximately the equivalent of between $13.19 and $12.74 per HomeStreet share, representing a market premium/discount of between 1.7% and minus 1.8% as of April 23, 2024 and a market premium of between 22.5% and 18.3% as compared to the price per HomeStreet share as of January 12, 2024.

On April 24, 2024, representatives of HomeStreet and KBW met with representatives of FirstSun to discuss a proposed reduction in the exchange ratio. Representatives of HomeStreet proposed that the exchange ratio should not change when compared to the original merger agreement despite a first quarter earnings loss for HomeStreet and lower future earnings forecasts. FirstSun proposed a reduction of 12% in the exchange ratio compared to the original merger agreement. That same day, representatives of HomeStreet delivered a counterproposal to FirstSun for a reduction of less than 10% in the exchange ratio compared to the original merger agreement, as well as a reduction in the termination fee payable by HomeStreet in the event that HomeStreet received a superior competing transaction proposal during the 60 day period after the announcement of the amendment. Representatives of FirstSun responded to HomeStreet’s counterproposal by informing the HomeStreet representatives that FirstSun would accept an 11% reduction in the exchange ratio, approximately the equivalent of $13.34 per HomeStreet share, representing a market premium of 8.7% as of April 24, 2024 and 23.9% as compared to the price per HomeStreet share as of January 12, 2024, the conversion of Sunflower Bank’s national charter to a Texas state bank charter, an increase in capitalization of the combined company through raising additional common equity and subordinated debt, a disposition of certain commercial real estate loans of HomeStreet, and, if HomeStreet received a superior competing transaction proposal and terminated the merger agreement within 30 days after announcement of the amendment, with the potential for the period to extend up to 40 days after the announcement of the amendment depending on when a superior competing transaction proposal was received, a reduction of the termination fee to 1% of the proposed merger transaction’s value plus out of pocket expenses.

On April 25, 2024, at a regularly scheduled meeting of the HomeStreet Board, the HomeStreet Board considered the recently negotiated terms of the proposed amendment to the merger agreement. Members of HomeStreet management and representatives of Orrick attended the meeting, with representatives of Sullivan & Cromwell and KBW joining the meeting for the executive session discussing the proposed merger transaction. The

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HomeStreet Board discussed the capitalization of the combined company and the size of HomeStreet’s commercial real estate portfolio, including the impact such features could have on the ability to obtain regulatory approval of the proposed merger transaction. The HomeStreet Board also discussed the further decline in HomeStreet’s forecasted earnings as a result of higher forecasted interest rates. Mr. Mason also presented FirstSun’s offer to amend the proposed transaction to the HomeStreet Board and the HomeStreet Board discussed the amendments. Representatives of Sullivan & Cromwell advised the HomeStreet Board as to the directors’ fiduciary duties with respect to the proposed amendments to the original merger agreement. Representatives of KBW provided a detailed review of the proposed amendments compared to the original merger agreement, including the proposed amended exchange ratio. The HomeStreet Board engaged in a further discussion of the proposed amendments to the original merger agreement, including the likelihood that other potential counterparties might be interested in a potential strategic transaction, the potential for regulatory approval and the timing for such approvals, FirstSun’s ability to raise additional equity and debt capital and the potential risks associated with HomeStreet remaining a standalone entity. The HomeStreet board discussed that there had been no changes to Mr. Mason’s employment agreement with FirstSun. After further review and discussion by the HomeStreet Board, the HomeStreet Board authorized management to continue negotiating a definitive amendment to the merger agreement on substantially the terms presented at the meeting and to request a new fairness opinion on the proposed amendments to the original merger agreement to be delivered by KBW.

Between April 25, 2024 and April 30, 2024, HomeStreet and FirstSun and representatives of their respective legal and financial advisors finalized negotiations of the amendment to the merger agreement.

On April 30, 2024, a special meeting of the HomeStreet Board was held to consider the recently negotiated terms of the proposed merger transaction with FirstSun. Members of HomeStreet management and representatives of KBW, Sullivan & Cromwell and Orrick attended the meeting. Prior to the meeting, the HomeStreet Board received materials relevant to the agenda for the meeting that had been prepared by HomeStreet, FirstSun, KBW and Sullivan & Cromwell. The HomeStreet Board, KBW and Sullivan & Cromwell discussed the key terms of the proposed merger transaction with FirstSun, including the amendment to the original merger agreement. Mr. Mason provided an overview of the environmental factors that had been affecting the banking industry since entry into the original merger agreement, including the higher interest rate environment continuing for longer than anticipated and continued regulatory scrutiny of bank mergers and commercial real estate portfolios. Representatives of Sullivan & Cromwell again advised the HomeStreet Board as to the directors’ fiduciary duties, and discussed the key considerations regarding the amendment to the original merger agreement. Representatives of KBW discussed the financial aspects of the proposed amendment to the original merger agreement, including the value of the FirstSun common stock to be received by HomeStreet shareholders and HomeStreet shareholders ownership of the combined company following the proposed merger transaction. KBW rendered its oral fairness opinion to the HomeStreet Board, which was confirmed by a written fairness opinion, dated April 30, 2024, to the effect that the exchange ratio of 0.3867 FirstSun shares for each HomeStreet share in the mergers was fair, from a financial point of view, to the holders of HomeStreet common stock. See the section entitled “Opinion of HomeStreet’s Financial Advisor” on page 58. After review and discussion by the HomeStreet Board, including careful consideration of the factors described in the section entitled “HomeStreet’s Reasons for the Mergers” on page 51, the HomeStreet Board unanimously (i) determined that the amendment to the merger agreement and the transactions contemplated thereby, including the mergers, were fair and reasonable and in the best interests of HomeStreet and its shareholders, (ii) authorized HomeStreet to enter into the amendment to the merger agreement with FirstSun and (iii) approved the execution, delivery and performance of the amendment to the merger agreement, and the consummation of the transactions contemplated thereby.

On the afternoon of April 30, 2024, HomeStreet and FirstSun executed the amendment to the merger agreement to, among other things, (i) increase FirstSun’s total equity capital raised in connection with the proposed merger transaction by an additional $45 million to $60 million, resulting in an increase from an aggregate capital raise of $175 million to up to $235 million, (ii) reduce the exchange ratio from 0.4345 to 0.3867, (iii) reduce the termination fee payable by HomeStreet, in certain circumstances, if HomeStreet receives a competing acquisition proposal within 30 days after April 30, 2024 from $10 million to $2.6 million plus FirstSun’s out of pocket expenses related to the proposed merger transaction, (iv) change the structure of the bank merger so that Sunflower

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Bank will convert from a national banking association into a Texas state-chartered bank that is a member of the Federal Reserve System, and HomeStreet Bank will merge with and into the Texas state-chartered bank, with the Texas state-chartered bank as the surviving entity in the bank merger, (v) provide for FirstSun’s issuance of $48.5 million of subordinated debt, (vi) provide for HomeStreet’s disposition of approximately $300 million of certain commercial real estate loans, and (vii) amend the regulatory approvals necessary to consummate the transactions contemplated by the merger agreement such that the approval of the Texas Department of Banking and additional approvals of the Federal Reserve would be required, but approval would no longer be required from the OCC. HomeStreet and FirstSun each believe that a Texas state-chartered bank is an appropriate charter for the combined company’s banking operations in the long-term since Sunflower Bank is now headquartered in Dallas, Texas, and have withdrawn the application for approval of the mergers that was submitted to the OCC. The amendment to the merger agreement was announced on April 30, 2024 after the close of the financial markets in New York, in a press release jointly issued by HomeStreet and FirstSun.

HomeStreet’s Reasons for the Mergers

After careful consideration, the HomeStreet board of directors, at a special meeting held on January 15, 2024, based upon the information provided to the board and upon such other matters as were deemed relevant by the board, unanimously (a) determined that the original merger agreement and the transactions contemplated thereby (including the mergers and the voting agreements) are fair and in the best interests of the HomeStreet and its shareholders and declared it advisable for HomeStreet to enter into the original merger agreement, (b) adopted and approved the original merger agreement and the voting agreements and (c) authorized and approved the execution, delivery and performance of the original merger agreement and the transactions contemplated thereby, including the mergers. In connection with the adoption of the April 30 amendment to the original merger agreement, as described in this proxy statement/prospectus under “— Background of the Mergers” beginning on page 40, and after careful consideration, the HomeStreet board of directors, at a special meeting held on April 30, 2024, based upon the information provided to the board and upon such other matters as were deemed relevant by the board, unanimously (a) determined that the merger agreement, as amended by the April 30 amendment to the original merger agreement, is fair and in the best interests of HomeStreet and its shareholders and declared it advisable for HomeStreet to enter the amendment to the original merger agreement, (b) adopted and approved the amendment to the original merger agreement and (c) authorized and approved the execution, delivery and performance of the amendment to the original merger agreement and the transactions contemplated thereby, including the mergers.

In reaching the decision to execute the merger agreement, as amended by the April 30 amendment to the original merger agreement, the HomeStreet board of directors carefully evaluated the original merger agreement, the amendment to the original merger agreement, the mergers, the bank merger and the other matters contemplated by the merger agreement, as well as the investment agreements, in consultation with HomeStreet’s senior management, and HomeStreet’s legal counsel and financial advisors, and considered a number of factors, including the following principal factors:

•	the review undertaken by the HomeStreet board of directors and management with respect to the strategic alternatives available to HomeStreet, including remaining independent or engaging in alternative strategic merger transactions;
•	the business strategy of HomeStreet and its prospects for the future as an independent institution, including the risks inherent in successful execution of its strategic plan and its projected financial results;
•	the challenges facing HomeStreet in the current competitive, economic, financial and regulatory climate, including elevated interest rate levels, evolving trends in technology and increasing nationwide and global competition, and the potential benefits of aligning HomeStreet with a larger combined organization;
•	the terms of the merger agreement, including the fixed exchange ratio, the 10.2% premium for HomeStreet shares as of April 29, 2024, the expected tax treatment and the termination fee provisions which the HomeStreet board of directors reviewed with HomeStreet’s management and HomeStreet’s legal counsel and financial advisors;
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•	the resultant institution operating in the largest and fastest growing markets in United States inclusive of presence in six of the top 10 fastest growing MSAs in the United States and a presence in eight of the 10 largest Central and Western United States MSAs;
•	the complementary business lines and lending expertise of HomeStreet and FirstSun providing for a complementary merger that combines a strong commercial and industrial lending platform with an extensive multi-family and construction lending platforms and two similarly sized single family lending platforms;
•	the combination of two top-tier core deposit franchises;
•	the minimal geographic operating overlap between HomeStreet and FirstSun which provides for the expansion of services offered by each of HomeStreet and FirstSun to new geographic markets;
•	the customer focused granular deposit relationships with an emphasis on generating low-cost, core deposits of each of HomeStreet and FirstSun;
•	the well-positioned revenue streams regardless of macro-environment conditions of HomeStreet and FirstSun;
•	the fact that the merger will create a balance sheet with a more neutral interest rate risk profile through combining an asset-sensitive FirstSun and a liability sensitive HomeStreet, a fully marked HomeStreet loan portfolio, and strong fee income sources, including HomeStreet’s Fannie Mae DUS business;
•	the material and immediate upside to current valuation as a result of the merger;
•	the opportunity for HomeStreet shareholders to participate in the significant valuation upside as the combined company is expected to be generating profitability returns and increasing tangible book value well above peer levels;
•	the financial benefits of the transaction, with estimated 2025 EPS accretion of 24.3% and a 3.0 year earn back on tangible book value dilution;
•	the pro forma combined company financial metrics, which are based on management estimates for FirstSun and HomeStreet, the estimated combined company cost synergies, anticipated purchase accounting adjustments, the expected closing time frame of the mergers, and the anticipated FirstSun capital raise;
•	the pro forma expectation of the combined company delivering compelling operating and return metrics in 2025 with cost savings on a fully-phased in basis, including:
o	total Assets of ~$16.6 billion;
o	tangible Common Equity of ~$1.2 billion;
o	tangible Common Equity to Tangible Assets Ratio of ~7.2%;
o	common Equity Tier 1 Capital Ratio of ~9.3%;
o	net Interest Margin of 3.8%;
o	fee Income to Total Revenue of 23%;
o	core return on Average Assets of 1.3%;
o	core return on Average Tangible Common Equity of 17%; and
o	CET1 capital generation of ~130 basis points.

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The HomeStreet board of directors also considered potential risks related to the mergers. The HomeStreet board of directors concluded that the anticipated benefits of combining with FirstSun and FirstSun’s receipt of executed capital commitments from investors were likely to outweigh these risks. These potential risks include:

•	the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general market conditions and competitive factors in the areas where HomeStreet and FirstSun operate businesses;
•	the regulatory and other approvals required in connection with the mergers and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose materially burdensome conditions that would lead to the termination or abandonment of the merger agreement or the investment agreements;
•	the risk that increases in interest rates may negatively impact the value of HomeStreet’s net assets and liabilities such that additional capital will need to be raised to meet capital levels projected to be needed to complete the merger;
•	the risk that the mergers may not be completed despite the efforts of HomeStreet and FirstSun or that completion of the mergers may be unduly delayed, including as a result of factors outside either party’s control;
•	the costs to be incurred in connection with the mergers and the integration of HomeStreet’s business into FirstSun and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;
•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of HomeStreet and FirstSun;
•	the fact that the merger agreement places restrictions on the conduct of HomeStreet’s business prior to the completion of the mergers, which could potentially delay or prevent HomeStreet from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the mergers;
•	the potential effect of the mergers on HomeStreet’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the risk of losing key HomeStreet or FirstSun employees during the pendency of the mergers and following completion of the mergers;
•	the possible diversion of management focus and resources from the operation of HomeStreet’s business while working to consummate the merger and integrate the two companies;
•	the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of HomeStreet common stock or FirstSun common stock, the value of the shares of FirstSun common stock to be issued to HomeStreet shareholders at the effective time could be significantly less value than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;
•	the potential for legal claims already challenging the mergers or that could challenge the mergers; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

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The foregoing discussion of the information and factors considered by the HomeStreet board of directors is not intended to be exhaustive but includes the material factors considered by the HomeStreet board of directors in reaching its unanimous decision to adopt and approve the merger agreement, as amended by the April 30 amendment to the merger agreement, and the transactions contemplated thereby, including the mergers. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the mergers, the HomeStreet board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The HomeStreet board of directors considered all these factors as a whole, including through its discussions with HomeStreet’s management and financial and legal advisors, in evaluating the merger agreement and the transactions contemplated thereby, including the mergers.

There can be no assurance about future results, including results expected or considered in the factors listed above. This explanation of the reasoning of the HomeStreet board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” The HomeStreet board of directors unanimously concluded that the potential positive factors outweighed the potential risks of completing the mergers.

In considering the recommendation of the HomeStreet board of directors, you should be aware that certain directors and executive officers of HomeStreet may have interests in the mergers that are different from, or in addition to, interests of HomeStreet shareholders generally and may create potential conflicts of interest. The HomeStreet board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and in unanimously recommending to HomeStreet shareholders that they vote in favor of the HomeStreet merger proposal. See the section entitled “The Mergers—Interests of HomeStreet’s Directors and Executive Officers in the Mergers” for more information.

For the reasons set forth above, the HomeStreet board of directors unanimously determined that the merger was fair to, advisable and in the best interests of HomeStreet and its shareholders and unanimously adopted and approved the merger agreement, as amended by the April 30 amendment to the merger agreement, and the transactions contemplated thereby, including the mergers and the bank merger (which was also approved by the board of directors of HomeStreet Bank in a joint board capacity with the HomeStreet board of directors) and entry into the merger agreement, as amended by the April 30 amendment to the merger agreement, by HomeStreet. The HomeStreet board of directors recommends that HomeStreet shareholders vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal.

Certain Unaudited Prospective Financial Information

FirstSun and HomeStreet do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, financial condition, revenues, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.

However, in connection with the mergers, FirstSun’s senior management and HomeStreet’s senior management prepared or approved for use certain unaudited prospective financial information in April 2024 (the “Projections”) and January 2024 (the “January Information”). Both projections were reviewed by the boards of FirstSun and HomeStreet and the equity investors, and the Projections were provided to and considered by KBW for the purpose of performing financial analyses in connection with its fairness opinion, as described in this proxy statement/prospectus under “— Opinion of HomeStreet’s Financial Advisor” beginning on page 58. We refer to this information collectively as the “prospective financial information.”

The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles, or GAAP. A summary

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of certain significant elements of this information is set forth below, and is included in this proxy statement/prospectus solely for the purpose of providing holders of HomeStreet common stock access to certain nonpublic information made available to HomeStreet’s financial advisor for the purpose of performing financial analyses in connection with KBW’s fairness opinion.

Although presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions made by FirstSun’s senior management or HomeStreet’s senior management, as applicable, at the time such prospective financial information was prepared or approved for use by HomeStreet’s financial advisor and represents FirstSun senior management’s or HomeStreet senior management’s respective evaluation of FirstSun’s expected future financial performance on a stand-alone basis, without reference to the mergers, and HomeStreet’s expected future financial performance on a stand-alone basis, without reference to the mergers. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory, financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which FirstSun and HomeStreet operate and the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in this proxy statement/prospectus, all of which are difficult to predict and many of which are outside the control of FirstSun and HomeStreet and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the mergers are completed. Further, these assumptions do not include all potential actions that the senior management of FirstSun or HomeStreet could or might have taken during these time periods. The inclusion in this proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that FirstSun, HomeStreet, their respective boards of directors or HomeStreet’s financial advisor considered, or now consider, this prospective financial information to be material information to any holders of HomeStreet common stock, particularly in light of the inherent risks and uncertainties associated with such prospective financial information. The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results. Further, the prospective financial information should not be construed as financial guidance and it should not be relied on as such. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and do not take into account any circumstances or events occurring after the date they were prepared. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the mergers.

By including in this proxy statement/prospectus a summary of the prospective financial information, neither FirstSun nor HomeStreet nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of FirstSun or HomeStreet compared to the information contained in the prospective financial information. Neither FirstSun, HomeStreet nor, after completion of the mergers, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The prospective financial information included in this document has been prepared by, and is the responsibility of, management of FirstSun and HomeStreet, as applicable. Neither Crowe LLP, FirstSun’s and HomeStreet’s independent registered public accounting firm, nor Deloitte & Touche LLP, HomeStreet’s previous independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed upon procedures with respect to the prospective financial information and, accordingly, neither Crowe LLP nor Deloitte & Touche LLP has expressed any opinion or given any other form of assurance with respect thereto and assumes no responsibility for the prospective financial information. The reports of FirstSun’s independent

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registered public accounting firm and HomeStreet’s independent auditor incorporated by reference in this proxy statement/prospectus relate to the historical financial information of FirstSun and HomeStreet, respectively. Such reports do not extend to the prospective financial information and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

In light of the foregoing, and taking into account that the HomeStreet shareholder meeting will be held after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, HomeStreet shareholders are strongly cautioned not to place unwarranted reliance on such information.

HomeStreet Prospective Financial Information

Management Projections

The following prospective financial information was prepared by HomeStreet senior management in April 2024: (i) estimates of net income for the years ending December 31, 2024 through December 31, 2027 of ($23.0) million for 2024, $12.2 million for 2025, $30.2 for 2026, and $32.3 million for 2027; (ii) estimated EPS for the years ending December 31, 2024 through December 31, 2027 of ($1.21) for 2024, $0.65 for 2025, $1.60 for 2026, and $1.71 for 2027; (iii) estimated total assets of $9,066.0 million, deposits of $6,353.9 million, and gross loans of $7,344.8 million as of December 31, 2024; (iv) estimated annual net income growth rates for the year ending December 31, 2028 of 7.5%; and (v) estimated pre-tax cost of cash of 4.00% and an estimated marginal tax rate of 23.0%.

Street Estimates

The following table presents the consensus Wall Street research estimates for HomeStreet 2024 and 2025 EPS, which we refer to collectively as the HomeStreet consensus “street” estimates, that were used by KBW in performing certain financial analyses in connection with its opinion delivered to the HomeStreet board of directors.

	For the year ending December 31, 2024	For the year ending December 31, 2025
EPS	$(0.03)	$0.92

FirstSun Prospective Financial Information

Management Projections

The following prospective financial information was prepared by FirstSun senior management in April 2024: (i) estimates of net income for the years ending December 31, 2024 through and December 31, 2027 of $90.9 million for 2024, $114.3 million for 2025, $123.2 million for 2026, and $132.0 million for 2027; (ii) estimated EPS for the years ending December 31, 2024 through December 31, 2027 of $3.25 for 2024, $4.08 for 2025, $4.40 for 2026, and $4.72 for 2027; (iii) estimated total assets of $8,370.1 million, deposits of $7,015.0 million, and gross loans of $6,771.6 million as of December 31, 2024; (iv) estimated annual net income growth rates for the year ending December 31, 2028 of 7.5%; and (v) estimated pre-tax cost of cash of 4.00% and an estimated marginal tax rate of 23.0%.

Pro Forma Assumptions — Estimated Costs Savings and Expenses Resulting or Derived from the Merger and Purchase Accounting Adjustments

Senior management of FirstSun prepared certain additional prospective financial information in April 2024 including (i) an estimate of $86.6 million of remaining pre-tax transaction expenses, (ii) an estimate of $62.6 million of annual pre-tax cost synergies expected to result or be derived from the merger fully realized in 2025, and (iii) certain additional pro forma assumptions (including the purchase accounting and other merger-related

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adjustments and restructuring charges) that were included on page 16 of an investor presentation that was filed as Exhibit 99.2 to FirstSun’s Form 8-K filed on April 30, 2024, which is incorporated by reference into this proxy statement/prospectus.

Additional Information

January Information is included for informational purposes only because such projections were provided to FirstSun, HomeStreet, and KBW during the due diligence process prior to, and solely in connection with, the execution of the original merger agreement on January 16, 2024, and should not be relied upon in any way. Readers are cautioned not to place reliance on the January Information because, among other things, it does not reflect the impacts of subsequent increases in the interest rate environment, the migration of deposits to higher yielding products, the anticipated additional capital, the anticipated disposition or sale by HomeStreet of certain commercial real estate loans, and updated synergy estimates that affected the Projections. The January Information has been superseded by the Projections.

HomeStreet Prospective Financial Information

The following prospective financial information was prepared by HomeStreet senior management in January 2024: (i) estimates of net income for the years ending December 31, 2024 and December 31, 2025 of $6.4 million and $32.7 million, respectively; (ii) estimated EPS for the years ending December 31, 2024 and December 31, 2025 of $0.34 and $1.74, respectively; (iii) estimated total assets of $9,439.4 million, deposits of $6,634.1 million, and gross loans of $7,448.1 million as of June 30, 2024; (iv) estimated annual net income growth rates for the year ending December 31, 2026 of 7.5%, for the year ending December 31, 2027 of 7.5% and the year ended December 31, 2028 of 7.5%; and (v) estimated pre-tax cost of cash of 4.00% and an estimated marginal tax rate of 23.0%.

The following table presents the January 2024 consensus Wall Street research estimates for HomeStreet 2024 and 2025 EPS, which we refer to collectively as the HomeStreet consensus “street” estimates, that were used by KBW in performing certain financial analyses in connection with its opinion delivered to the HomeStreet board of directors.

	For the year ending December 31, 2024	For the year ending December 31, 2025
EPS	$0.27	$0.97

  FirstSun Prospective Financial Information

The following prospective financial information was prepared by FirstSun senior management in January 2024: (i) estimates of net income for the years ending December 31, 2024 through and December 31, 2026 of $103.5 million for 2024, $114.5 million for 2025, and $123.1 million for 2026; (ii) estimated EPS for the years ending December 31, 2024 through December 31, 2026 of $4.08 for 2024, $4.52 for 2025 and $4.86 for 2026; (iii) estimated total assets of $8,030.0 million, deposits of $6,788.0 million, and gross loans of $6,540.3 million as of June 30, 2024; (iv) estimated annual net income growth rates for the year ending December 31, 2027 of 7.5% and the year ended December 31, 2028 of 7.5%; and (v) estimated pre-tax cost of cash of 4.00% and an estimated marginal tax rate of 23.0%.

Pro Forma Assumptions — Estimated Costs Savings and Expenses Resulting or Derived from the Merger and Purchase Accounting Adjustments

Senior management of FirstSun prepared certain additional prospective financial information in January 2024 including (i) an estimate of $86.8 million of pre-tax transaction expenses, (ii) an estimate of $55.0 million of annual pre-tax synergies expected to result or be derived from the merger fully realized in 2025, and (iii) certain additional pro forma assumptions (including the purchase accounting and other merger-related adjustments and restructuring charges) that were included on page 17 of an investor presentation that was filed as Exhibit 99.2 to FirstSun’s Form 8-K filed on January 16, 2024, which is incorporated by reference into this proxy statement/prospectus.

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Opinion of HomeStreet’s Financial Advisor

HomeStreet engaged KBW to render financial advisory and investment banking services to HomeStreet, including an opinion to the HomeStreet board of directors as to the fairness, from a financial point of view, to the holders of HomeStreet common stock of the exchange ratio in the proposed merger. HomeStreet selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meetings of the HomeStreet board of directors held on April 30, 2024, at which the HomeStreet board of directors evaluated the Amendment No. 1. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the HomeStreet board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of HomeStreet common stock. The HomeStreet board of directors approved the Amendment No. 1 at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the HomeStreet board of directors (in its capacity as such) in connection with its consideration of the financial terms of the transaction. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of HomeStreet common stock. It did not address the underlying business decision of HomeStreet to engage in the transaction or enter into the merger agreement or constitute a recommendation to the HomeStreet board of directors in connection with the transaction, and it does not constitute a recommendation to any holder of HomeStreet common stock or any shareholder of any other entity as to how to vote in connection with the transaction or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the transaction or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of HomeStreet and FirstSun and bearing upon the transaction, including, among other things:

•	the merger agreement dated January 16, 2024 and a draft of Amendment No. 1 dated April 30, 2024 (the most recent draft made available to KBW);
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of HomeStreet;
•	certain preliminary draft and unaudited financial results for the quarter ended March 31, 2024 of HomeStreet (provided by HomeStreet);
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of FirstSun;
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•	certain preliminary draft and unaudited financial results for the quarter ended March 31, 2024 of FirstSun (provided by FirstSun);
•	certain regulatory filings of HomeStreet and FirstSun and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2023;
•	certain other interim reports and other communications of HomeStreet and FirstSun to their respective shareholders; and
•	other financial information concerning the businesses and operations of HomeStreet and FirstSun furnished to KBW by HomeStreet and FirstSun or that KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of HomeStreet and FirstSun;
•	the assets and liabilities of HomeStreet and FirstSun;
•	the nature and terms of certain other merger transactions and business combinations in the banking industry;
•	a comparison of certain financial and stock market information for HomeStreet and FirstSun with similar information for certain other companies the securities of which were publicly traded;
•	financial and operating forecasts and projections of HomeStreet that were prepared by HomeStreet management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the HomeStreet board of directors;
•	financial and operating forecasts and projections of FirstSun that were prepared by FirstSun management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of HomeStreet management and with the consent of the HomeStreet board of directors; and
•	estimates regarding certain pro forma financial effects of the transaction on FirstSun (including, without limitation, the cost savings expected to result or be derived from the transaction) that were prepared by FirstSun management, provided to and discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of HomeStreet management and with the consent of the HomeStreet board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of HomeStreet and FirstSun regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by HomeStreet, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with HomeStreet.

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In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of HomeStreet as to the reasonableness and achievability of the financial and operating forecasts and projections of HomeStreet referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of the HomeStreet board of directors, upon FirstSun management as to the reasonableness and achievability of the financial and operating forecasts and projections of FirstSun referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods currently estimated by such management. In addition, KBW relied, with the consent of the Board, upon the respective managements of HomeStreet and FirstSun as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the transaction on FirstSun (including, without limitation, the cost savings expected to result or be derived from the transaction), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that such information was reasonably prepared and represented the best currently available estimates and judgments of such managements and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods currently estimated by such managements.

The portion of the foregoing financial information of HomeStreet and FirstSun that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of HomeStreet and FirstSun and with the consent of the HomeStreet board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either HomeStreet or FirstSun since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with HomeStreet’s consent, that the aggregate allowances for loan and lease losses for each of HomeStreet and FirstSun are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of HomeStreet or FirstSun, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of HomeStreet or FirstSun under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of HomeStreet and FirstSun of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of HomeStreet and FirstSun, but

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KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:

•	that the transaction and any related transactions (including, without limitation the bank merger, the equity financing, the subordinated debt issuance and the loan sale) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft Amendment No. 1 reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of HomeStreet common stock;
•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the transaction or any related transactions and that all conditions to the completion of the transaction and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and
•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the transaction and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of HomeStreet, FirstSun or the pro forma entity, or the contemplated benefits of the transaction, including without limitation the cost savings expected to result or be derived from the transaction.

KBW assumed that the transaction would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of HomeStreet that HomeStreet relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to HomeStreet, FirstSun, the transaction and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of HomeStreet common stock. KBW expressed no view or opinion as to any other terms or aspects of the transaction or any term or aspect of any related transactions (including the bank merger, the equity financing, the subordinated debt issuance and the loan sale), including without limitation, the form or structure of the transaction or any such related transaction, any consequences of the transaction or any such related transaction to HomeStreet, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the transaction or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through the date of such opinion. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty,

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inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of HomeStreet to engage in the transaction or enter into the merger agreement;
•	the relative merits of the transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by HomeStreet or the HomeStreet board of directors;
•	the fairness of the amount or nature of any compensation to be received by any of HomeStreet’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of HomeStreet common stock;
•	the effect of the transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of HomeStreet (other than the holders of HomeStreet common stock, solely with respect to the exchange ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of FirstSun or any other party to any transaction contemplated by the merger agreement;
•	the actual value of FirstSun common stock to be issued in the transaction;
•	the prices, trading range or volume at which HomeStreet common stock or FirstSun common stock would trade following the public announcement of the transaction or the prices, trading range or volume at which FirstSun common stock would trade following the consummation of the transaction;
•	any advice or opinions provided by any other advisor to any of the parties to the transaction or any other transaction contemplated by the merger agreement; or
•	any legal, regulatory, accounting, tax or similar matters relating to HomeStreet, FirstSun, Merger Sub, any of their respective shareholders, or relating to or arising out of or as a consequence of the transaction or any related transactions (including the bank merger, the equity financing, the subordinated debt issuance and the loan sale), including whether or not the transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, HomeStreet and FirstSun. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the HomeStreet board of directors in making its determination to approve the merger agreement and the transaction. Consequently, the analyses described below should not be viewed as determinative of the decision of the HomeStreet board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the transaction were determined through negotiation between HomeStreet and FirstSun and the decision of HomeStreet to enter into the merger agreement was solely that of the HomeStreet board of directors.

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The following is a summary of the material financial analyses presented by KBW to the HomeStreet board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the HomeStreet board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the transaction of $13.53 per outstanding share of HomeStreet common stock, or approximately $262.8 million in the aggregate, based on the 0.3867x exchange ratio, as used occasionally in this discussion, the “Fixed Exchange Ratio,” in the proposed transaction and the closing price of FirstSun common stock on April 29, 2024. In addition to the financial analyses described below, KBW reviewed with the HomeStreet board of directors for informational purposes, among other things, implied transaction multiples for the proposed transaction (based on the implied transaction value for the transaction of $13.53 per outstanding share of HomeStreet common stock) of 20.9x HomeStreet’s estimated calendar year 2025 EPS using financial and operating forecasts and projections of HomeStreet provided by HomeStreet management.

FirstSun Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of FirstSun to 16 selected major exchange-traded banks headquartered in the Western Region (Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming), Texas and Kansas with total assets between $5 billion and $15 billion. Merger targets and ethnic-focused banks were excluded from the selected companies.

The selected companies were as follows (shown in descending order of total assets):

First Foundation Inc.

First Financial Bankshares, Inc.

Veritex Holdings, Inc.

Stellar Bancorp, Inc.

National Bank Holdings Corporation

TriCo Bancshares

Capitol Federal Financial, Inc.

LendingClub Corporation

Southside Bancshares, Inc.

Central Pacific Financial Corp.

CrossFirst Bankshares, Inc.

Heritage Financial Corporation

Westamerica Bancorporation

Triumph Financial, Inc.

Heritage Commerce Corp

Equity Bancshares, Inc.

To perform this analysis, KBW used profitability and other financial information for the latest 12 months (“LTM”) or the most recent completed fiscal quarter (“MRQ”) publicly available (which, in all cases, were the periods ended December 31, 2023) or as of the end of such periods and market price information as of April 29, 2024. KBW also used 2024 and 2025 EPS estimates taken from FirstSun management for FirstSun and from publicly available consensus “street estimates” for the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in FirstSun’s historical financial statements as a result of the different periods, or the data presented under the section “Opinion of FirstSun’s Financial Advisor” assumptions and methods used to compute the financial data presented below.

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KBW’s analysis showed the following concerning the financial performance of FirstSun and the selected companies:

			Selected Companies
	FirstSun(1)		75th Percentile	Average	Median	25th Percentile
MRQ Core Return on Average Assets(2)	1.29%/0.78	%(4)	1.24%	1.05%	1.04%	0.80%
MRQ Core Return on Average Tangible Common Equity(2)	13.1%/7.3	%(4)	17.2%	12.3%	12.8%	9.6%
MRQ Net Interest Margin	4.15%/4.06%		4.06%	3.73%	3.41%	3.17%
MRQ Fee Income/Revenue Ratio(3)	18.8%/32.2%		17.0%	14.7%	14.3%	10.5%
MRQ Non Interest Expense/Average Assets	2.71%/3.23%		1.84%	2.58%	2.04%	2.54%
MRQ Efficiency Ratio	57.2%/66.1%		52.8%	61.4%	57.7%	69.4%

(1)	First ratio based on reported data for the quarter ended 12/31/2023; second ratio based on preliminary data for the quarter ended 3/31/2024, as provided by FirstSun management.
(2)	Core net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items.
(3)	Excludes gain/(loss) on sale of securities.
(4)	Net income in Q1 2024 includes a provision for credit losses of $16.5 million, an increase primarily due to a $17.4 million charge-off on a specific customer in FirstSun’s loan portfolio.

KBW’s analysis also showed the following concerning the financial condition of FirstSun and the selected companies:

		Selected Companies
	FirstSun(1)	75th Percentile	Average	Median	25th Percentile
Tangible Common Equity/Tangible Assets	9.94%/11.21%	10.02%	9.12%	9.06%	8.54%
Total Capital Ratio	13.25%/14.73%	17.13%	15.47%	15.11%	13.97%
Loans HFI/Deposits	98.3%/97.5%	74.9%	82.6%	83.6%	94.1%
Loan Loss Reserve/Loans	1.27%/1.27%	1.34%	1.42%	1.19%	1.07%
Nonperforming Assets/Loans + OREO	0.65%/N/D	0.16%	0.42%	0.36%	0.57%
MRQ Net Charge-offs/Average Loans	0.30%/1.11%	0.02%	0.51%	0.12%	0.40%

(1)	First ratio based on reported data for the quarter ended 12/31/2023; second ratio based on preliminary data for the quarter ended 3/31/2024, as provided by FirstSun management.

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In addition, KBW’s analysis showed the following concerning the market performance of FirstSun and the selected companies:

			Selected Companies
	FirstSun		75th Percentile		Average		Median		25th Percentile
One-Year Stock Price Change	28.9%		18.5%		7.7%		3.2%		(3.4%)
Year-To-Date Stock Price Change	3.2%		(10.1%)		(14.1%)		(13.9%)		(19.1%)
Price/Tangible Book Value per Share	113%/112	%(1)	145%		138%		120%		97%
Price/LTM EPS	8.6x/10.0	x(1)	10.1	x	11.2	x	9.5	x	9.1	x
Price/2024 EPS Estimate	10.8	x	11.3	x	11.0	x	10.8	x	9.5	x
Price/2025 EPS Estimate	8.6	x	10.3	x	11.2	x	9.8	x	8.6	x
Dividend Yield	0.0%		5.2%		3.2%		3.5%		1.2%
MRQ Dividend Payout Ratio	0.0%		50.1%		34.9%		37.2%		22.9%

(1)	First multiple based on reported data for the quarter ended 12/31/2023; second multiple based preliminary data for the quarter ended 3/31/2024, as provided by FirstSun management.

The low and high stock price-to-tangible book value per share multiples of the selected companies were 0.37x (the multiple for First Foundation Inc.) and 3.58x (the multiple for First Financial Bankshares, Inc.), respectively, the low and high stock price-to-2024 estimated EPS multiples of the selected companies were 8.6x (the multiple for CrossFirst Bankshares, Inc.) and 20.1x (the multiple for First Financial Bankshares, Inc.), respectively, and the low and high stock price-to-2025 estimated EPS multiples of the selected companies were 7.2x (the multiple for First Foundation Inc.) and 29.7x (the multiple for Triumph Financial, Inc.), respectively.

No company used as a comparison in the above selected companies analysis is identical to FirstSun. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

HomeStreet Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of HomeStreet to ten selected major exchange-traded banks headquartered in the Western Region (Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming), with total assets between $5 billion and $20 billion. Merger targets and ethnic-focused banks were excluded from the selected companies.

The selected companies were as follows (shown in descending order of total assets):

Pacific Premier Bancorp, Inc.
CVB Financial Corp.
Banner Corporation
National Bank Holdings Corporation
TriCo Bancshares
LendingClub Corporation
Central Pacific Financial Corp.
Heritage Financial Corporation
Westamerica Bancorporation
Heritage Commerce Corp

To perform this analysis, KBW used profitability and other financial information for the latest 12 months (“LTM”) or the most recent completed fiscal quarter (“MRQ”) publicly available (which, in all cases, were the periods ended December 31, 2023) or as of the end of such periods and market price information as of April 29, 2024. KBW also used 2024 and 2025 EPS estimates taken from publicly available consensus “street estimates” for HomeStreet and the selected companies to the extent publicly available. Certain financial data presented in the tables below may not correspond to the data presented in HomeStreet’s historical financial statements as a result of the different periods, assumptions and methods used to compute the financial data presented below.

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KBW’s analysis showed the following concerning the financial performance of HomeStreet and the selected companies:

		Selected Companies
	HomeStreet(1)	75th Percentile	Average	Median	25th Percentile
MRQ Core Return on Average Assets(2)	(0.08%)/(0.23%)	1.36%	1.18%	1.14%	0.88%
MRQ Core Return on Average Tangible Common Equity(2)	(1.5%)/(4.2%)	16.2%	13.5%	14.2%	11.5%
MRQ Net Interest Margin	1.59%/1.44%	3.92%	3.86%	3.61%	3.31%
MRQ Fee Income/Revenue Ratio(3)	23.8%/22.7%	15.5%	13.8%	12.8%	11.5%
MRQ Non Interest Expense/Average Assets	2.07%/2.20%	1.97%	2.49%	2.27%	2.47%
MRQ Efficiency Ratio	102.1%/118.0%	55.7%	56.5%	57.9%	62.6%

(1)	First ratio based on reported data for the quarter ended 12/31/2023; second ratio based on preliminary data for the quarter ended 3/31/2024, as provided by HomeStreet management.
(2)	Core net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items.
(3)	Excludes gain/(loss) on sale of securities.

KBW’s analysis showed the following concerning the financial condition of HomeStreet and, to the extent publicly available, the selected companies:

		Selected Companies
	HomeStreet(1)	75th Percentile	Average	Median	25th Percentile
Tangible Common Equity/Tangible Assets	5.64%/5.49%	10.29%	9.34%	8.81%	8.57%
Total Capital Ratio	12.84%/12.70%	16.84%	15.84%	15.11%	14.58%
Loans HFI/Deposits	109.8%/115.0%	76.7%	74.9%	78.7%	85.8%
Loan Loss Reserve/Loans	0.54%/0.53%	1.70%	1.81%	1.41%	1.20%
Nonperforming Assets/Loans + OREO	1.12%/N/D	0.17%	0.28%	0.22%	0.38%
MRQ Net Charge-offs/Average Loans	(0.01%)/0.06%	0.02%	0.67%	0.05%	0.33%

(1)	First ratio based on reported data for the quarter ended 12/31/2023; second ratio based on preliminary data for the quarter ended 3/31/2024, as provided by HomeStreet management.

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In addition, KBW’s analysis showed the following concerning the market performance of HomeStreet and, to the extent publicly available, the selected companies:

			Selected Companies
	HomeStreet		75th Percentile		Average		Median		25th Percentile
One-Year Stock Price Change	25.8%		9.7%		4.8%		2.6%		(2.4%)
Year-To-Date Stock Price Change	19.2%		(11.9%)		(14.9%)		(17.2%)		(18.9%)
Price/Tangible Book Value per Share	44%/45	%(1)	144%		127%		114%		103%
Price/LTM EPS	NM/NM	(1)	10.1	x	10.5	x	9.3	x	8.4	x
Price/2024 EPS Estimate	NM/NM	(2)	11.7	x	10.8	x	10.9	x	10.1	x
Price/2025 EPS Estimate	13.4x/18.9	x(2)	10.5	x	10.0	x	10.0	x	9.6	x
Dividend Yield	0.0%		5.2%		4.3%		4.6%		3.7%
MRQ Dividend Payout Ratio	NM		50.1%		75.0%		42.0%		29.8%

Note: NM shown for multiples less than 0.0x or greater than 30.0x.

(1)	First multiple based on reported data for the quarter ended 12/31/2023; second multiple based on preliminary data for the quarter ended 3/31/2024, as provided by HomeStreet management.
(2)	First multiple based on consensus “street” estimate for HomeStreet and second multiple based on 2025 EPS estimates taken from financial and operating forecasts and projections of HomeStreet provided by HomeStreet management.

The low and high stock price-to-tangible book value per share multiples of the selected companies were 0.74x (the multiple for LendingClub Corporation) and 1.95x (the multiple for Westamerica Bancorporation), respectively, the low and high stock price-to-2024 estimated EPS multiples of the selected companies were 9.0x (the multiple for Westamerica Bancorporation) and 12.3x (the multiple for Heritage Financial Corporation), respectively, and the low and high stock price-to-2025 estimated EPS multiples of the selected companies were8.6x (the multiple for Central Pacific Financial Corp.) and 11.4x (the multiple for Pacific Premier Bancorp, Inc.), respectively.

No company used as a comparison in the above selected companies analysis is identical to HomeStreet. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 15 selected U.S. whole bank transactions announced since January 1, 2022 with announced transaction values between $200 million and $400 million.

The 15 selected transactions in this group were as follows:

Acquiror	Acquired Company
Southern California Bancorp	California BanCorp
Global Federal Credit Union	First Financial Northwest Bank
Orrstown Financial Services, Inc.	Codorus Valley Bancorp, Inc.
Old National Bancorp	CapStar Financial Holdings, Inc.
Burke & Herbert Financial Services Corp.	Summit Financial Group, Inc.
Shore Bancshares, Inc.	The Community Financial Corporation
NBT Bancorp Inc.	Salisbury Bancorp, Inc.
Peoples Bancorp Inc.	Limestone Bancorp, Inc.
Prosperity Bancshares, Inc.	First Bancshares of Texas, Inc.
Prosperity Bancshares, Inc.	Lone Star State Bancshares, Inc.
The First Bancshares, Inc.	Heritage Southeast Bancorporation, Inc.

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Acquiror	Acquired Company
Brookline Bancorp, Inc.	PCSB Financial Corporation
United Community Banks, Inc.	Progress Financial Corporation
National Bank Holdings Corporation	Bancshares of Jackson Hole, Incorporated
Origin Bancorp, Inc.	BT Holdings, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction or the acquiror’s public investor presentation for respective transaction and, to the extent publicly available, one year forward EPS consensus “street estimates” prior to the announcement of the respective transaction:

•	Transaction value per share to tangible book value per share of the acquired company;

•	Price per common share to LTM estimated EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings);

•	Price per common share to estimated EPS of the acquired company for the first full year after the announcement of the respective transaction, referred to as Forward EPS, in the 13 selected transactions in which either consensus “street estimates” for the acquired company were available at announcement or price per common share to Forward EPS multiples were publicly disclosed; and

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company for the 10 selected transactions involving publicly traded acquired companies as a premium to the closing stock price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The resulting transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the merger of $13.53 per outstanding share of HomeStreet’s common stock, or $262.8 million in the aggregate, and using historical financial information for HomeStreet as of, or for the 12-month period ended, March 31, 2024 provided by HomeStreet and the closing price of FirstSun common stock on April 29, 2024.

The results of the analysis are set forth in the following table:

			Selected Transactions
	FirstSun/ HomeStreet Transaction		75th Percentile		Average		Median		25th Percentile
Price/Tangible Book Value per Share	49%/111	%(1)	177%		151%		151%		118%
Price/LTM EPS	NM		14.2	x	13.3	x	12.3	x	10.0	x
Price/Forward EPS(2)	20.9	%(3)	12.2	x	10.9	x	11.4	x	9.5	x
Core Deposit Premium	(5.0%)		8.2%		5.9%		6.9%		3.4%
One-Day Market Premium	10.2%		27.5%		20.7%		12.2%		7.4%

Note: NM shown for multiples less than 0.0x or greater than 30.0x.

(1)	Based on HomeStreet’s tangible common equity of $518.3 million as of 3/31/2024 and 18,857,566 HomeStreet shares outstanding as of 4/29/2024, adjusted for preliminary after-tax fair value marks as of 3/31/2024 calculated as (a) the sum of (i) write down of loans of $443.1 million, (ii) write-up of mortgage servicing rights of $5.4 million, (iii) write-down of certificates of deposits of $7.8 million, (iv) write-down of borrowings of $5.5 million, and (v) write-down of long-term debt of $49.8 million (b) tax affected using an effective tax rate of 23.0%.
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(2)	Based on consensus estimates for the first full year after announcement as available.
(3)	Forward earnings based on 2025 HomeStreet management estimates.

The low and high transaction price-to-tangible book value multiples of the selected transactions were 1.06x (the multiple for the Old National Bancorp/CapStar Financial Holdings, Inc. transaction) and 1.96x (the multiple for National Bank Holdings Corporation/Bancshares of Jackson Hole, Incorporated transaction), respectively, the low and high price-to-LTM EPS multiples of the selected transactions were 6.5x (the multiple for the Burke & Herbert Financial Services Corp./Summit Financial Group, Inc. transaction) and 26.1x (the multiple for the Global Federal Credit Union/First Financial Northwest, Inc. transaction), respectively, and the low and high core deposit premiums of the selected transactions were 0.9% (the core deposit premium for the Old National Bancorp/CapStar Financial Holdings, Inc. transaction) and 11.6% (the core deposit premium for the Prosperity Bancshares, Inc./Lone Star State Bancshares, Inc. transaction), respectively. For the 13 selected transactions in which FWD EPS estimates for the acquired company were available, the low and high transaction price-to-FWD estimated EPS multiples of the selected transactions were 6.1x (the multiple for the Burke & Herbert Financial Services Corp./Summit Financial Group, Inc. transaction) and 14.9x (the multiple for the Brookline Bancorp, Inc./PCSB Financial Corporation transaction), respectively. For the 10 selected transactions in which the acquired company was publicly traded, the low and high one-day market premiums of the selected transactions were 3.1% (the one-day market premium for the Old National Bancorp/CapStar Financial Holdings, Inc. transaction) and 71.8% (the one-day market premium for the Global Federal Credit Union/First Financial Northwest, Inc. transaction), respectively.

No company or transaction used as a comparison in the above selected transaction analysis is identical to HomeStreet or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of FirstSun and HomeStreet to the combined market capitalization of the combined entity and various pro forma balance sheet and income statement items. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet and net income data for FirstSun and HomeStreet as of, or for the 12-month period ended, March 31, 2024 provided by FirstSun and HomeStreet, respectively, (ii) financial and operating forecasts and projections of FirstSun provided by FirstSun management, (iii) financial and operating forecasts and projections of HomeStreet provided by HomeStreet management, and (iv) market price information as of April 29,

2024. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of FirstSun’s and HomeStreet’s respective shareholders in the combined company based on the 0.3867x exchange ratio provided for in the merger agreement:

	FirstSun % of Total(1)	HomeStreet % of Total(1)
Ownership at 100% stock:	78.5%	21.5%
Market Information:
Pre-Transaction Market Capitalization(2)	80.6%	19.4%
Balance Sheet:
Assets	45.1%	54.9%
Gross Loans Held for Investment	45.8%	54.2%
Deposits	49.8%	50.2%
Tangible Common Equity	62.4%	37.6%
Income Statement:(3)
2025 Estimated Earnings	90.3%	9.7%
2026 Estimated Earnings	80.3%	19.7%
Ownership at 100% stock with Equity Financing(4)	69.1%	18.9%

(1)	Preliminary 3/31/2024 data as provided by FirstSun and HomeStreet managements.
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(2)	Market capitalization as of 4/29/2024. Based on 27,442,943 FirstSun common shares outstanding as of 4/29/2024 and 18,857,566 HomeStreet common shares outstanding as of 4/29/2024.
(3)	FirstSun earnings estimates per FirstSun management. HomeStreet earnings estimates per HomeStreet management.
(4)	Based on (a) 27,442,943 FirstSun common shares outstanding as of 4/29/2024, plus (b) shares issued to HomeStreet in the merger equal to the product of (x) the Fixed Exchange Ratio and (y) the sum of (i) 18,857,566 HomeStreet shares outstanding plus (ii) 294,517 RSUs as of 4/29/2024 plus (iii) 267,093 PSUs as of 4/29/2024, plus (c) 4,769,231 FirstSun common shares issued under Equity Financing. On a fully diluted basis, HomeStreet’s pro forma ownership is 18.5%, inclusive of FirstSun dilutive securities as of 4/29/2024 which include (a) 78,799 shares issuable under the 2022 long term incentive plan, (b) 97,694 shares issuable under the 2023 long term incentive plan, (c) 93,868 shares issuable under the 2024 long term incentive plan and (d) 609,316 FirstSun shares issuable using the treasury stock method. Excludes the effect of the issuance of warrants to purchase 1,152,453 shares at $32.50 to the equity investors.

Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of FirstSun and HomeStreet. Using (i) closing balance sheet estimates assumed as of December 31, 2024 for FirstSun and HomeStreet taken from FirstSun and HomeStreet management estimates, (ii) earnings projections for FirstSun and HomeStreet provided by FirstSun management and HomeStreet management, respectively, and (iii) pro forma assumptions (including, without limitation, a common equity raise of $155 million, a subordinated debt issuance of $48.5 million, the sale of $370 million of securities, the repayment of HomeStreet’s FHLB borrowings, the sale of $300 million of HomeStreet commercial real estate loans, as well as the cost savings expected to result from the merger and certain purchase accounting and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by FirstSun management, KBW analyzed the potential financial impact of the merger on certain projected financial results of FirstSun. This analysis indicated the merger could be accretive to each of FirstSun’s estimated 2025 EPS and estimated 2026 EPS by 36.6% and 49.8%, respectively, using stated diluted shares as of March 31, 2024, accretive to each of FirstSun’s estimated 2025 EPS and 2026 EPS by 24.5% and 36.7%, respectively, using adjusted diluted shares as of March 31, 2024, and dilutive to FirstSun’s estimated tangible book value per share at closing assumed as of December 31, 2024 by 13.1%. Furthermore, the analysis indicated that the merger could reduce each of FirstSun’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 (CET1) Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of December 31, 2024 by 4.16%, 4.48%, 3.33%, 3.33% and 2.99%, respectively. For all of the above analysis, the actual results achieved by FirstSun following the merger may vary from the projected results, and the variations may be material.

FirstSun Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of FirstSun to estimate a range for the implied equity value of FirstSun. In this analysis, KBW utilized financial forecasts and projections relating to the assets and earnings of FirstSun provided by FirstSun management, and assumed discount rates ranging from 11.0% to 15.0% based on the capital asset pricing model and the professional judgement of KBW. The range of values was derived by adding (i) the present value of implied future excess capital available for dividends that FirstSun could generate over the period from March 31, 2024 through December 31, 2028 as a standalone company, and (ii) the present value of FirstSun’s implied terminal value at the end of such period. This analysis utilized the assumptions provided by HomeStreet management that FirstSun would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values for FirstSun, KBW applied a range of 8.0x to 12.0x FirstSun’s estimated 2029 earnings based upon similar multiples for the banking industry and the professional judgment of KBW. This dividend discount model analysis resulted in a range of implied values per share of FirstSun common stock of $37.38 to $53.83.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of FirstSun or the pro forma combined entity.

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HomeStreet’s Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of HomeStreet to estimate a range for the implied equity value of HomeStreet. In this analysis, KBW utilized financial forecasts and projections relating to the assets and earnings of HomeStreet provided by HomeStreet management, and assumed discount rates ranging from 13.0% to 17.0% based on the capital asset pricing model and the professional judgement of KBW. The range of values was derived by adding (i) the present value of implied future excess capital available for dividends that HomeStreet could generate over the period from March 31, 2024 through December 31, 2028 as a standalone company, and (ii) the present value of HomeStreet’s implied terminal value at the end of such period. This analysis utilized the assumptions provided by HomeStreet management that HomeStreet would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values for HomeStreet, KBW applied a range of 8.0x to 12.0x HomeStreet’s estimated 2029 earnings based on similar multiples for the banking industry and the professional judgement of KBW. This dividend discount model analysis resulted in a range of implied values per share of HomeStreet common stock of $2.53 to $9.07.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of HomeStreet.

Illustrative Pro Forma Combined Dividend Discount Model Analysis. KBW performed an illustrative dividend discount model analysis of the pro forma combined entity. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of FirstSun provided by FirstSun management, financial forecasts and projections relating to the earnings and assets of HomeStreet provided by HomeStreet management, and pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by FirstSun management, and KBW assumed discount rates ranging from 11.0% to 15.0% based on the capital asset pricing model and the professional judgment of KBW. An illustrative range for the implied equity value of the pro forma combined entity was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined entity could generate over the period from December 31, 2024 through December 31, 2029, and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. This analysis utilized the assumptions provided by HomeStreet management that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined entity, KBW applied a range of 8.0x to 12.0x the pro forma combined entity’s estimated 2030 earnings based on similar multiples for the banking industry and the professional judgment of KBW. This dividend discount model analysis resulted in an illustrative range of implied values for the 0.3867 shares of FirstSun common stock to be received in the proposed merger for each share of HomeStreet common stock of $16.74 to $24.90.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of FirstSun or the pro forma combined entity.

Miscellaneous. KBW acted as financial advisor to HomeStreet in connection with the proposed transaction and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of HomeStreet and FirstSun), may from time to time purchase securities from, and sell securities to, HomeStreet, FirstSun or any of their respective affiliates. A commercial bank affiliate of KBW

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currently holds subordinated notes issued by FirstSun. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of HomeStreet or FirstSun for its and their own respective accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, HomeStreet agreed to pay KBW a cash fee equal to the greater of (i) $10,000,000 and (ii) 1.25% of the aggregate merger consideration, $500,000 of which became payable to KBW with the rendering of KBW’s opinion on January 15, 2024 and the balance of which is contingent upon the closing of the transaction. In addition, an additional amount of $500,000 became payable to KBW with the rendering of KBW’s opinion on April 30, 2024. HomeStreet also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to HomeStreet and received compensation for such services. KBW acted as lead book-running manager in connection with HomeStreet’s January 2022 offering of subordinated notes. In the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to FirstSun and received compensation for such services. KBW acted as placement agent in connection with FirstSun’s January 2022 placement of subordinated notes. KBW may in the future provide investment banking and financial advisory services to HomeStreet or FirstSun and receive compensation for such services.

Interests of HomeStreet’s Directors and Executive Officers in the Mergers

In considering the recommendation of the HomeStreet board of directors to vote for the merger proposal, the merger-related compensation proposal and the adjournment proposal, holders of HomeStreet common stock should be aware that the directors and executive officers of HomeStreet have interests in the mergers that are different from, or in addition to, the interests of holders of HomeStreet common stock generally. References to the named executive officers of HomeStreet include Mark K. Mason, John M. Michel and William D. Endresen. The HomeStreet board of directors was aware of these interests and considered them, among other matters, in making its recommendation that HomeStreet shareholders vote to approve the merger proposal, the merger-related compensation proposal and the adjournment proposal.

These interests include, among others, the following:

•	at the effective time, each outstanding Pre-2024 HomeStreet RSU and HomeStreet PSU will automatically accelerate, be cancelled and entitle the holder to receive (1) a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the Pre-2024 HomeStreet RSU or HomeStreet PSU immediately prior to the effective time (for HomeStreet PSUs, based on target performance) multiplied by (y) the exchange ratio, plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such Pre-2024 HomeStreet RSU or HomeStreet PSU;

•	at the effective time, each outstanding 2024 HomeStreet RSU will automatically be converted into a Converted RSU Award in respect of a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the 2024 HomeStreet RSU immediately prior to the effective time multiplied by (y) the exchange ratio. Each Converted RSU Award will be subject to the same terms and conditions as applied to the corresponding 2024 HomeStreet RSU immediately prior to the effective time, provided that time-based vesting conditions will accelerate upon the earlier of (a) a termination of employment of the applicable holder of such Converted RSU Award without Cause or for Good Reason (each as defined in the Amended and Restated HomeStreet 2014 Equity Incentive Plan (the “2014 Plan”) and 2024 HomeStreet RSU), (b) the date on which the system conversion of the banking operations of FirstSun and HomeStreet is completed (or up to 30 days thereafter, at FirstSun’s discretion), (c) six months from the closing date of the mergers or (d) any earlier vesting date or event required by the 2024 HomeStreet RSU prior to the effective time;
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•	FirstSun has entered into the Mason Employment Agreement, which will commence at the effective time of the mergers and which provides for certain compensation and benefits in connection with his employment following the closing of the mergers, including severance upon a subsequent qualifying termination;
•	Mr. Mason will also be entitled to receive payment of the severance payments and benefits contemplated by, and in accordance with, the applicable change in control severance terms of his employment agreement with HomeStreet, notwithstanding Mr. Mason’s entry into the Mason Employment Agreement and subsequent employment with FirstSun;
•	Each other HomeStreet executive officer is entitled to change in control severance payments and benefits upon a qualifying termination of employment within 90 days prior to or within 12 months following the consummation of the mergers;
•	pursuant to the terms of the merger agreement, prior to closing, if requested by FirstSun and contingent upon the occurrence of the effective time, HomeStreet’s 401(k) plan will be terminated, and any continuing employees will be eligible to participate, effective as of the effective time, in a 401(k) plan sponsored or maintained by FirstSun or one of its subsidiaries. FirstSun and HomeStreet will take any and all actions as may be required, including amendments to HomeStreet’s 401(k) plan and/or FirstSun’s 401(k) plan, to permit the continuing employees to make rollover contributions to FirstSun’s 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such employee from the HomeStreet 401(k) plan;

•	certain of HomeStreet’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company or the combined bank following the closing of the mergers; and
•	pursuant to the terms of the merger agreement, HomeStreet’s directors and executive officers are entitled to indemnification, advancement of expenses and six years of continued liability insurance coverage. See the section entitled “The Merger Agreement—Indemnification, Directors’ and Officers’ Insurance”.

The HomeStreet board of directors was aware of and considered these respective interests, among other matters, in evaluating and negotiating the merger agreement, when deciding to adopt and approve the merger agreement and in making its recommendation that HomeStreet shareholders vote to approve the merger proposal, merger-related compensation proposal and adjournment proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “Quantification of Potential Payments and Benefits to HomeStreet’s Named Executive Officers in Connection with the Mergers” beginning on page 78.

Treatment of HomeStreet Equity Awards

Each of HomeStreet’s executive officers holds one or more of the following types of awards: Pre-2024 HomeStreet RSUs, HomeStreet PSUs and 2024 HomeStreet RSUs. HomeStreet’s non-employee directors do not hold any unvested or outstanding HomeStreet equity awards. Upon completion of the mergers, outstanding HomeStreet equity awards will be treated as follows:

•	at the effective time, the merger agreement provides that each outstanding Pre-2024 HomeStreet RSU, and each outstanding HomeStreet PSU, will automatically accelerate (with performance-based vesting for HomeStreet PSUs occurring at target), be cancelled and entitle the holder to receive, no later than three business days after the effective time, (1) a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the Pre-2024 HomeStreet RSU or HomeStreet PSU immediately prior to the effective time (for HomeStreet PSUs, based on target performance) multiplied by (y) the exchange ratio, plus, (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such Pre-2024 HomeStreet RSU or HomeStreet PSU; and

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•	at the effective time, the merger agreement provides that each outstanding 2024 HomeStreet RSU will automatically be converted into a Converted RSU Award in respect of a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the 2024 HomeStreet RSU immediately prior to the effective time multiplied by (y) the exchange ratio. Each Converted RSU Award will be subject to the same terms and conditions, including payment of accrued dividends upon vesting, as applied to the corresponding 2024 HomeStreet RSU immediately prior to the effective time, provided that time-based vesting conditions will accelerate upon the earlier of (a) a termination of employment of the applicable holder of such Converted RSU Award without Cause or for Good Reason (each as defined in the 2014 Plan and 2024 HomeStreet RSU), (b) the date on which the system conversion of the banking operations of FirstSun and HomeStreet is completed (or up to 30 days thereafter, at FirstSun’s discretion), (c) six months from the closing date of the mergers or (d) any earlier vesting date or event required by the 2024 HomeStreet RSU prior to the effective time.

The table below sets forth the number of outstanding Pre-2024 HomeStreet RSUs, HomeStreet PSUs and 2024 HomeStreet RSUs held by each of HomeStreet’s executive officers as of May 6, 2024 and an estimate of the value of such awards (on a pre-tax basis) using a price per share of HomeStreet common stock of $10.92 (the average closing price of HomeStreet’s common stock over the first three trading days following the announcement of the April 30 amendment to the merger agreement) (for HomeStreet PSUs, based on target performance). Depending on the date upon which the closing of the mergers actually occurs, certain Pre-2024 HomeStreet RSUs, HomeStreet PSUs and 2024 HomeStreet RSUs that are unvested as of the date of this proxy statement/prospectus and that are included in the table below may vest and settle pursuant to their terms, without regard to the mergers.

Name	Unvested Pre-2024 HomeStreet RSUs (#)	Unvested Pre-2024 HomeStreet RSUs ($)	Unvested HomeStreet PSUs (#)	Unvested HomeStreet PSUs ($)	Unvested 2024 HomeStreet RSUs (#)	Unvested 2024 HomeStreet RSUs ($)
Mark K. Mason	12,469	$136,161	55,891	$610,330	46,744	$510,444
John M. Michel	4,282	$46,759	23,797	$259,863	16,052	$175,288
William D. Endresen	3,138	$34,267	17,437	$190,412	11,761	$128,430
Godfrey B. Evans	2,363	$25,804	13,129	$143,369	8,855	$96,697
Erik D. Hand	812	$8,867	4,510	$49,249	3,042	$33,219
Troy D. Harper	2,202	$24,046	12,446	$135,910	8,564	$93,519
Jay C. Iseman	2,138	$23,347	12,035	$131,422	8,169	$89,205
Paulette Lemon	1,638	$17,887	9,348	$102,080	6,389	$69,768
David Parr	1,909	$20,846	11,368	$124,139	7,946	$86,770
Darrell S. van Amen	2,629	$28,709	14,604	$159,476	9,849	$107,551
Diane P. Novak	1,209	$13,202	8,486	$92,667	6,456	$70,500

These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the closing of the mergers following the date of this proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by HomeStreet’s executive officers may materially differ from the amounts set forth above.

Employment Agreement with Mark K. Mason Following the Mergers

Effective immediately following the effective time of the mergers (the “Mason Start Date”), contingent upon the closing of the mergers, Mark K. Mason will serve as Executive Vice Chairman of FirstSun and Sunflower Bank and will serve on the boards of directors of FirstSun and Sunflower Bank subject to the approval and appointment requirements of such boards.

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Accordingly, FirstSun and Sunflower Bank have entered into an employment agreement with Mr. Mason, which we refer to as the Mason Employment Agreement, whose term will commence upon the Mason Start Date, contingent upon the closing of the mergers, and will provide for certain compensation and benefits, including severance, in connection with Mr. Mason’s employment following the closing of the mergers. The Mason Employment Agreement provides for an initial term of three years commencing upon the Mason Start Date. Following the initial term, the Mason Employment Agreement will renew for successive one-year periods without further action by the parties, unless terminated earlier as set forth in the Mason Employment Agreement or either party determines not to renew the Mason Employment Agreement upon at least 90 days advance written notice to the other party prior to the commencement of a renewal term.

The Mason Employment Agreement provides for a base salary of $830,180 per year, eligibility to earn an annual bonus with a target incentive opportunity of 100% of base salary, and eligibility to participate in FirstSun equity and/or other long-term compensation plans covering Mr. Mason and similarly-situated executives of FirstSun. The Mason Employment Agreement also provides for eligibility for a grant of 195,525 shares of restricted common stock of FirstSun (the “Equity Grant”) which will vest in equal annual installments on each of the first three anniversaries of the Mason Start Date subject to Mr. Mason’s continued employment through such date.

Pursuant to the terms of the Mason Employment Agreement, in the event of Mr. Mason’s termination of employment without Cause or by the executive with Good Reason (each as defined in the Mason Employment Agreement) or by mutual agreement of the parties after the first anniversary of the Mason Start Date, Mr. Mason would be entitled to receive, in addition to accrued but unpaid compensation and benefits and the full amount of Mr. Mason’s target bonus for the fiscal year that includes the termination date, the following payments and benefits, in each case, subject to Mr. Mason’s execution of a release and waiver of claims and other requirements: (i) cash severance in an amount equal to (1) 36 months of base salary and annual bonus (at Mr. Mason’s then-current base salary rate and target annual bonus for the year of termination) plus (2) 18 months of COBRA premiums, (ii) immediate vesting of all unvested balances in Mr. Mason’s deferral account under the Sunflower Financial, Inc. Deferred Compensation Plan, and (iii) immediate vesting of all unvested equity-based awards. In addition, the Equity Grant will vest in full upon the date of such termination, provided that Mr. Mason agrees to reasonably cooperate in transitioning his responsibilities and duties to any successor(s) designated by FirstSun.

The Mason Employment agreement also provides that (i) FirstSun’s decision not to renew Mr. Mason’s employment at the end of any term, or (ii) Mr. Mason’s election to terminate his employment within one year after a Change in Control subsequent to the mergers (as defined in the Mason Employment Agreement) will be treated as a termination without Cause or a termination for Good Reason, respectively, and will entitle Mr. Mason, in each case, to the severance described in the preceding paragraph.

In addition, the Mason Employment Agreement contains restrictive covenants concerning the nondisclosure of confidential information at any time during or after the term of employment and non-interference and nonsolicitation obligations during the term of employment and for a period of 24 months following termination of employment.

Good Reason Terminations and Corresponding Change in Control Payments at Closing

FirstSun and HomeStreet have agreed that the employment of John Michel, Godfrey Evans and Jay Iseman (collectively, the “Separating Executives”) will terminate at and subject to the occurrence of the effective time of the mergers or, to the extent agreed between FirstSun and the applicable Separating Executive prior to the closing date of the mergers, following a transition period following the closing. The parties have agreed that each such termination of employment shall constitute a termination without Cause or for Good Reason (each as defined in the applicable CIC Agreement (as defined below) or employment agreement), entitling the applicable Separating Executive to the severance payments and benefits contemplated by, and in accordance with the terms of, the Separating Executive’s CIC Agreement and employment agreement, as applicable.

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Change in Control Severance and Similar Agreements

Each of HomeStreet’s executive officers, including each of the named executive officers, is party to an Executive Change in Control Agreement with HomeStreet (the “CIC Agreements”) or an employment agreement with HomeStreet, in each case, which provide for severance payments and benefits in the event that the executive officer’s employment is terminated (i) by HomeStreet other than for Cause or (ii) by the executive for Good Reason (each as defined in the applicable CIC Agreement or employment agreement), in each case within one year following or 90 days immediately prior to a Change in Control of HomeStreet, such as the mergers, and subject to the executive’s execution of a release and waiver of claims:

•	a lump sum payment equal to two times (or for Mr. Mason, 2.5 times) the executive’s (i) annual salary at the rate in effect immediately prior to termination and (ii) annual incentive payment (calculated as the greater of the executive’s annual incentive payment earned in the year prior to termination or the executive’s target incentive payment for the current year);
•	for Mr. Mason, Mr. Evans and Mr. Iseman, as well as Mr. Michel and William D. Endresen whose CIC Agreements are expected to be amended prior to the closing of the mergers to afford them the same, continuing health insurance coverage for the shorter of (i) 18 months, (ii) until such date as the executive is no longer entitled to continuation coverage pursuant to COBRA or (iii) until such date as executive obtains health coverage through another employer; and
•	for all executive officers immediate vesting of all unvested equity awards.

For an estimate of the value of the payments and benefits described above that would be payable to HomeStreet’s named executive officers upon a qualifying termination in connection with the mergers, see the section entitled “Golden Parachute Compensation” beginning on page 79. The estimated aggregate value of the severance and other benefits described above that would be payable to HomeStreet’s eight executive officers who are not named executive officers under their CIC Agreement or employment agreement, as applicable, if the effective time occurred on May 6, 2024 and each executive officer experienced a qualifying termination on that date is $9,617,059. These amounts do not reflect any possible reductions under the Section 280G “net-better” cutback provision included in the CIC Agreements and employment agreements.

Pursuant to the merger agreement, FirstSun acknowledges that the transactions contemplated by the merger agreement will constitute a “change in control” under the terms of the CIC Agreements, employment agreements and other Company Benefit Plans (as defined in the merger agreement).

Annual Incentive Plan

Pursuant to the merger agreement, HomeStreet will be permitted to determine in good faith (and in consultation with FirstSun) the amounts payable under its annual cash incentive program (the “Performance Bonus Plan”) for the fiscal year in which the closing occurs (the “Closing Year Bonuses”) based on performance through the closing date. If HomeStreet determines in good faith (and in consultation with FirstSun) that an insufficient portion of the performance year has occurred as of the closing date of the mergers to be able to reasonably determine individual performance, HomeStreet may base individual performance on target performance. Further, if HomeStreet determines in good faith (and in consultation with FirstSun) that an insufficient portion of the performance year has occurred as of the closing date of the mergers to be able to reasonably determine corporate or business unit performance, HomeStreet may base corporate or business unit performance on target performance.

FirstSun will cause the Closing Year Bonuses, pro-rated to reflect the portion of the calendar year prior to the closing date of the mergers during which the continuing employees participated in such program, to be paid to the continuing employees no later than the earlier to occur of (i) the date HomeStreet has historically paid such amounts in the ordinary course of business (but no later than March 15 of the calendar year following the closing); (ii) within 60 days following the applicable continuing employee’s qualifying termination of employment and (iii) the date on which the applicable continuing employee is otherwise entitled to receive payment under the Performance Bonus Plan.

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For the balance of the calendar year in which the closing of the mergers occurs, continuing employees are expected to participate in an annual cash incentive program sponsored by FirstSun, and such bonuses will be paid to the continuing employees in accordance with the terms of FirstSun’s program on the date FirstSun pays annual cash bonuses to similarly situated employees in the ordinary course of business, pro-rated to reflect the portion of the calendar year following the closing date during which the continuing employees participated in such program.

Termination of HomeStreet 401(k) Plan

The merger agreement provides that if requested by FirstSun in writing not less than 10 business days prior to the closing date, the board of directors of HomeStreet or HomeStreet Bank will cause HomeStreet’s 401(k) plan to be terminated effective as of the day immediately prior to the closing date and contingent upon the occurrence of the effective time. If FirstSun requests that HomeStreet’s 401(k) plan be terminated, (i) HomeStreet will provide FirstSun with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and comment by FirstSun) not later than two days immediately preceding the closing date, and (ii) any continuing employees will be eligible to participate, effective as of the effective time, in a 401(k) plan sponsored or maintained by FirstSun or one of its subsidiaries, it being agreed that there will be no gap in participation. FirstSun and HomeStreet will take any and all actions as may be required, including amendments to HomeStreet’s 401(k) plan and/or FirstSun’s 401(k) plan, to permit the continuing employees to make rollover contributions to FirstSun’s 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such employee from the HomeStreet 401(k) plan.

Director Compensation

Pursuant to the merger agreement and confidential disclosure schedules, HomeStreet may pay compensation to its non-employee directors in the ordinary course of business consistent with past practice; provided that (i) HomeStreet may pay non-employee directors in full for the quarter in which the closing date of the mergers occurs and (ii) equity-based compensation may be paid in cash equivalents to the extent HomeStreet reasonably determines there are insufficient shares of HomeStreet’s common stock available under the applicable benefit plan.

Indemnification; Directors’ and Officers’ Insurance

Under the merger agreement, HomeStreet’s directors and executive officers are entitled to indemnification and advancement of expenses by FirstSun to the fullest extent permitted by applicable law, HomeStreet’s governing or organizational documents and their existing agreements with HomeStreet.

Under the merger agreement, for a period of six years after the effective time, FirstSun will also cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by HomeStreet (provided that FirstSun may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against each present and former director or officer of HomeStreet and its subsidiaries (in each case when acting in such capacity) arising from facts or events which occurred at or before the effective time (including the approval of the transactions contemplated by the merger agreement); provided that FirstSun will not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date of the merger agreement by HomeStreet for such insurance (the “Premium Cap”). In lieu of the foregoing, FirstSun or, with the prior consent of FirstSun, HomeStreet may obtain at or prior to the effective time a six-year “tail” policy under HomeStreet’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. For additional information, see ’‘The Merger Agreement — Director and Officer Indemnification and Insurance” beginning on page 99.

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Membership on the Combined Company’s Board of Directors

The board of directors of the combined company and the combined bank after the merger will have 12 members, including Mr. Mason and two other legacy HomeStreet directors. For additional information, see “—Governance of the Combined Company After the Merger” beginning on page 81.

Tax Planning Strategies

Pursuant to the merger agreement and confidential disclosure schedules, HomeStreet may implement strategies to mitigate the impact of Sections 280G and 4999 of the Code and to reduce the amount of compensation or benefits otherwise expected to constitute “excess parachute payments” in connection with the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus, no such tax planning strategies have been finalized.

Quantification of Potential Payments and Benefits to HomeStreet’s Named Executive Officers in Connection with the Mergers

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation that is based on, or otherwise relates to, the mergers for each named executive officer of HomeStreet. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to HomeStreet’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding, advisory vote of HomeStreet’s shareholders, as described elsewhere in this proxy statement/prospectus. The plans or arrangements pursuant to which such “golden parachute” compensation would be payable (other than the merger agreement), consist of the named executive officers’ employment agreements, change in control agreements and the respective equity awards specifying the terms and conditions of each such award.

Throughout the discussion, the named executive officers of HomeStreet include the following executive officers, as determined in accordance with applicable SEC rules:

•	Mark K. Mason — Chairman, President and Chief Executive Officer of HomeStreet and HomeStreet Bank
•	John M. Michel — Executive Vice President, Chief Financial Officer of HomeStreet and HomeStreet Bank
•	William D. Endresen — Executive Vice President, Commercial Real Estate and Commercial Capital President of HomeStreet Bank

The amount of payments and benefits that each named executive officer would receive (on a pre-tax basis), as set forth in the table below, is based on the following assumptions:

•	the closing date of the mergers is May 6, 2024, which is the latest practicable date prior to this filing and used solely for purposes of this golden parachute compensation disclosure;
•	the named executive officers of HomeStreet experience a qualifying termination immediately following the assumed closing date of the mergers that results in change in control severance benefits becoming payable to him under such individual’s applicable CIC Agreement or employment agreement with HomeStreet without taking into account any possible reduction that might be required to avoid the excise tax in connection with Section 280G under Section 4999 of the Code;
•	the named executive officers’ base salary rate and target annual bonus remain unchanged from those in effect as of the date of this proxy statement/prospectus;
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•	the HomeStreet equity awards that are outstanding as of May 6, 2024 are the equity awards that HomeStreet has granted to its named executive officers through, and are outstanding as of, the closing date of the merger (with the number of HomeStreet shares subject to HomeStreet PSUs determined at target level of achievement); and
•	the per share value of HomeStreet’s common stock is $10.92, which is the average closing price of HomeStreet’s common stock over the first three trading days following the public announcement of the April 30 amendment to the merger agreement, as required by Item 402(t) of Regulation S-K.

The amounts below do not include the value of benefits which the named executive officers are already entitled to or vested in as of the assumed date of the merger without regard to the occurrence of a change in control, and do not reflect any possible reductions under the Section 280G “net-better” cutback provisions included in the named executive officers’ CIC Agreements and employment agreements. In addition, these amounts do not include any other incentive award grants, issuances or forfeitures that may be made or occur, or future dividends or dividend equivalents that may be accrued, prior to the completion of the mergers, and do not reflect any HomeStreet equity or other incentive awards that are expected to vest in accordance with their terms prior to the closing date of the mergers. The amounts shown are estimates of amounts that would be payable to the named executive officers based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. Some of the assumptions are based on information not currently available. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this discussion, “single-trigger” refers to benefits that arise as a result of the closing of the mergers and “double-trigger” refers to benefits that require two conditions, which are the closing of the mergers as well as a qualifying termination of employment.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites / benefits ($)(3)	Total ($)
Mark K. Mason	$3,741,020	$1,256,935	$0	$4,997,955
John M. Michel	$1,566,076	$481,910	$55,209	$2,103,195
William D. Endresen	$2,437,708	$353,109	$41,421	$2,832,238

(1)	Cash. The cash payments payable to the named executive officers consist of the following severance benefits payable on a termination without cause or a resignation for good reason within one year following closing or during the 90 days immediately preceding closing of the mergers, pursuant to Mr. Mason’s HomeStreet employment agreement and Messrs. Michel’s and Endresen’s CIC Agreements, subject to the executive’s execution and non-revocation of a release of claims: a lump sum payment equal to two times (2.5 times for Mr. Mason) the sum of (i) the named executive officer’s annual base salary as in effect immediately prior to termination of employment, plus (ii) an amount equal to the annual incentive payment (calculated as the greater of the executive’s annual incentive payment earned in the year prior to termination or the executive’s target incentive payment for the current year). These amounts for Mr. Endresen are payable on a “double-trigger” basis. Pursuant to the merger agreement and confidential disclosure schedules, FirstSun and HomeStreet have agreed that, effective as of and subject to the occurrence of the mergers, Mr. Michel will be entitled to receive payment of the severance payments and benefits contemplated by, and in accordance with, the applicable change in control severance terms of his employment agreement with HomeStreet. Pursuant to the merger agreement and confidential disclosure schedules, FirstSun and HomeStreet have agreed that, effective as of and subject to the occurrence of the mergers, Mr. Mason will be entitled to receive payment of the severance payments and benefits contemplated by, and in accordance with, the applicable change in control severance terms of his employment agreement with HomeStreet, notwithstanding Mr. Mason’s entry into the Mason Employment Agreement and subsequent employment with FirstSun.
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(2)	Equity. As described in the section above entitled “— Treatment of HomeStreet Equity Awards,” the amount shown represents the value of Pre-2024 HomeStreet RSUs, HomeStreet PSUs and 2024 HomeStreet RSUs (which will be converted into Converted RSU Awards at the effective time), calculated as follows:

Name	Pre-2024 HomeStreet RSUs ($)(a)	HomeStreet PSUs ($)(a)	Converted RSU Awards ($)(b)	Value of All Equity Awards ($)
Mark K. Mason	$136,161	$610,330	$510,444	$1,256,935
John M. Michel	$46,759	$259,863	$175,288	$481,910
William D. Endresen	$34,267	$190,412	$128,430	$353,109

(a)	Even if the named executive officer was not terminated, all Pre-2024 HomeStreet RSUs and all HomeStreet PSUs will automatically accelerate on a “single-trigger” basis (with performance-based vesting for HomeStreet PSUs occurring at target), be cancelled and entitle the holder to receive, no later than three business days after the effective time, (1) a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the Pre-2024 HomeStreet RSU or HomeStreet PSU immediately prior to the effective time (for HomeStreet PSUs, based on target performance) multiplied by (y) the exchange ratio, plus, (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such Pre-2024 HomeStreet RSU or HomeStreet PSU. The amounts shown are based on the per share value of HomeStreet common stock of $10.92, which is the average closing price HomeStreet’s common stock over the first three trading days following the public announcement of the April 30 amendment to the merger agreement.
(b)	As disclosed above, each Converted RSU Award will be subject to the same terms and conditions, including payment of accrued dividends upon vesting, as applied to the corresponding 2024 HomeStreet RSU immediately prior to the effective time, provided that time-based vesting conditions will accelerate upon the occurrence of certain events, including, among others, a qualifying termination of employment. The amounts shown reflect the market value of the Converted RSUs that would accelerate on a “double-trigger” basis in the event that a named executive officer experiences a qualifying termination following the change in control, based on the per share value of HomeStreet common stock of $10.92, which is the average closing price HomeStreet’s common stock over the first three trading days following the public announcement of the April 30 amendment to the merger agreement. The ultimate value of accelerated vesting for the foregoing 2024 HomeStreet RSU will depend on the FirstSun stock price on the date of acceleration. Even if the named executive officer was not terminated, time-based vesting conditions applicable to such Converted RSU Award will accelerate upon the earlier of (i) the date on which the system conversion of the banking operations of FirstSun and HomeStreet is completed (or up to 30 days thereafter, at FirstSun’s discretion), (ii) six months from the closing date of the mergers or (iii) any earlier vesting date or event required by the 2024 HomeStreet RSU prior to the effective time.
(3)	Perquisites/Benefits. Represents, for each of Messrs. Michel and Endresen, health insurance benefits for up to 18 months following a qualifying termination. Pursuant to the merger agreement and confidential disclosure schedules, prior to closing, HomeStreet may amend Messrs. Michel’s and Endresen’s CIC Agreements to provide, in each case, that, in the event of a qualifying termination of employment thereunder, in addition to the other change in control severance payments and benefits contemplated therein, the executive will also receive a lump sum payment equal to 18 months of the cost of the health coverage in which the executive and his eligible dependents were enrolled at the time of closing (based on COBRA premium rates for such coverage, irrespective of eligibility for COBRA). The benefits set forth above are “double-trigger.” Mr. Mason is not expected to elect COBRA continuation coverage under the applicable HomeStreet group health plan in light of his expected continued employment with FirstSun.

Merger-Related Compensation for FirstSun’s Named Executive Officers

On March 6, 2024, the Compensation and Succession Committee (the “Committee”) of the board of directors of FirstSun, with approval by the board of directors, granted special restricted stock awards (the “awards”) to certain officers of FirstSun for (i) retention purposes and (ii) to incentivize them in their efforts to work towards

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both a timely and efficient consummation of the mergers and a successful post-closing integration of the two companies. Such awards will be subject to and conditioned upon closing of the mergers, provided that if the closing of the mergers does not occur, such awards will be cancelled and void ab initio. These actions, to the extent they impacted the compensation of FirstSun’s named executive officers, are described in greater detail below.

The Committee granted the following awards to the following named executive officers:

•	114,286 shares of restricted stock to Neal E. Arnold, Chief Executive Officer and President of FirstSun and Sunflower Bank and Chief Operating Officer of the Company, with a grant date fair value of approximately $4.0 million; and

•	57,143 shares of restricted stock to Robert A. Cafera, Jr., Executive Vice President and Chief Financial Officer of FirstSun and Sunflower Bank, with grant date fair value of approximately $2.0 million.

Such awards will vest one-third per year over a three-year period, provided that the officer continues to provide services to FirstSun on the applicable vesting date, with accelerated vesting upon death, disability, or termination by FirstSun without “cause” or by the officer with “good reason” (each as defined in the applicable award agreement).

If, prior to the vesting of the awards shares, there is a change of control (as that term is defined in the FirstSun 2021 Equity Incentive Plan, all shares underlying the awards will become vested upon the earlier of (i) the vesting of the awards in accordance with vesting provisions described above; (ii) the one-year anniversary of such change of control; and (iii) the date of termination of the executive officer’s continuous service with FirstSun without “cause” or for “good reason” (as defined in the applicable award agreement), in each case, during the one-year period following such change of control, provided that, in all cases such change of control has been consummated. If the conditions set forth in (i)-(iii) above occur prior to the closing of the mergers with HomeStreet, such conditions will be automatically extended through the date of the mergers with HomeStreet if the mergers with HomeStreet close.

Governance of the Combined Company After the Mergers

Boards of Directors

Immediately after the effective time of the second step merger, FirstSun will increase the size of its board of directors for a total of 12 directors, and Mark Mason and two other legacy directors of HomeStreet will be appointed to the board of directors of FirstSun.

Immediately after the effective time of the bank merger, Sunflower Bank will increase the size of its board of directors for a total of 12 directors, and Mark Mason and two other legacy directors of HomeStreet will be appointed to the board of directors of Sunflower Bank.

Termination of Stockholders’ Agreement

FirstSun is party to a Stockholders’ Agreement with its stockholders that, pursuant to the merger agreement, will be terminated at the effective time of the second step merger. Effective as of January 16, 2024, the Stockholders’ Agreement was amended to provide that the Stockholders’ Agreement would terminate automatically and without further action by any party at the effective time of the second step merger.

Board Representative Right

Pursuant to the Acquisition Finance Securities Purchase Agreement (discussed below), FirstSun and Castle Creek entered into an agreement to provide certain governance and other rights to Castle Creek upon consummation of the closing of the mergers. Among other rights, Castle Creek will initially appoint an observer to the board of directors of FirstSun, and, upon Castle Creek’s request after the earlier of six months or a private equity investor losing a board nomination right pursuant to its existing agreements with FirstSun, Castle Creek

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will receive the right, so long as Castle Creek maintains beneficial ownership of at least 40% of the shares of FirstSun common stock acquired pursuant to the Acquisition Finance Securities Purchase Agreement, to nominate an individual for election or appointment to the board of directors of FirstSun.

Investment Agreements

Upfront Securities Purchase Agreement

Concurrently with the execution of the merger agreement, FirstSun entered into an Upfront Securities Purchase Agreement with certain funds managed by Wellington, pursuant to which, on the terms and subject to the conditions set forth therein, FirstSun sold, and Wellington purchased, for $32.50 per share and an aggregate purchase price of $80 million, approximately 2.46 million shares of FirstSun common stock. This transaction closed on January 17, 2024. Under the terms of the Upfront Securities Purchase Agreement, FirstSun committed to listing FirstSun’s common stock on a national securities exchange, regardless of whether the mergers are consummated. Under the terms of the Upfront Securities Purchase Agreement, FirstSun is obligated to issue to Wellington, upon consummation of the mergers, warrants to purchase approximately 1.15 million shares of FirstSun common stock with such warrants having an initial exercise price of $32.50 per share. The warrants will carry a term of three years, and may be settled on a “net share” basis by applying shares otherwise issuable under the warrants in satisfaction of the exercise price. In the event the mergers are not consummated, no warrants will be issued.

In connection with the Upfront Securities Purchase Agreement, FirstSun and Wellington also entered into a Registration Rights Agreement (the “Upfront Registration Rights Agreement”), dated January 16, 2024, pursuant to which FirstSun agreed to provide customary resale registration rights with respect to the shares of FirstSun common stock obtained by Wellington pursuant to the investments, including those issued upon exercise of the warrants.

Acquisition Finance Securities Purchase Agreement

Concurrently with its entry into the merger agreement, FirstSun entered into an Acquisition Finance Securities Purchase Agreement with Wellington, Castle Creek, and certain other institutional accredited investors. Pursuant to the Acquisition Finance Securities Purchase Agreement, on the terms and subject to the conditions set forth therein, substantially concurrently with the closing of the mergers, such investors will invest an aggregate of $140 million in exchange for the sale and issuance, at a purchase price of $32.50 per share, of approximately 4.31 million shares of FirstSun common stock. Further, FirstSun may offer an additional 461,539 shares of FirstSun common stock, at a purchase price of $32.50 per share, for an additional investment of $15 million from (i) Castle Creek, who has a 30-day window from the execution of the First Amendment to the Acquisition Finance Securities Purchase Agreement to elect to purchase such shares, or (ii) any other investor selected by FirstSun if Castle Creek does not elect to purchase such shares.

The Acquisition Finance Securities Purchase Agreement contemplates that, in connection with the closing of the investments under the Acquisition Finance Securities Purchase Agreement, FirstSun will enter into a resale registration rights agreement with such investors, the material terms and conditions of which are consistent with the terms and conditions of the Upfront Registration Rights Agreement. Under the terms of the Acquisition Finance Securities Purchase Agreement, FirstSun is obligated to undertake reasonable best efforts to consummate the mergers and may not amend, modify, or agree to waive certain terms under the merger agreement without the consent of the Investors. The closing of the investments under the Acquisition Finance Securities Purchase Agreement is conditioned on the substantially concurrent closing of the mergers and other customary closing conditions.

The Acquisition Finance Securities Purchase Agreement will automatically terminate upon the valid termination of the merger agreement for any reason. Further, the Acquisition Finance Securities Purchase Agreement may be terminated (i) with the mutual written consent of FirstSun and the applicable investors, (ii) following written notice from either FirstSun or the applicable investor following either (x) the applicable investment closing having not occurred on or prior to January 16, 2025 (which may be extended by three months in certain circumstances set forth in the merger agreement) or (y) certain breaches of the investment agreements

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by the other party (subject to certain exceptions and following applicable cure periods) and (iii) by either FirstSun or the applicable investor if any required approval (as defined in the Acquisition Finance Securities Purchase Agreement) is required or the failure of which to obtain would reasonably be expected to have a material adverse effect on FirstSun, has been denied, with such denial becoming final and not subject to appeal, and (iv) by either FirstSun or the applicable investor (with respect to itself only) upon written notice to the other, if a statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Acquisition Finance Securities Purchase Agreement, with such legal action becoming final and not subject to appeal.

Under the Acquisition Finance Securities Purchase Agreement, FirstSun may not, without the prior written consent of the investors, (a) amend, modify or agree to waive certain sections in the merger agreement relating to (i) the exchange ratio, (ii) the definition of a materially burdensome condition, (iii) the amended and restated certificate of incorporation, as amended under the merger agreement, and the bylaws of FirstSun each remain in effect following the mergers, (iv) each share of FirstSun common stock issued and outstanding immediately prior to the second step merger shall remain issued and outstanding after the second step merger (v) certain prohibited (A) adjustments, splits, combinations or reclassifications of capital stock by either party, (B) make, declare or pay certain dividends, (C) certain equity issuances by either party, (D) dispositions by either party of its material properties or assets, and (E) material restructuring or changes by either party of its investment securities or derivatives portfolio or its interest rate exposure, in each case, prior to the mergers closing, (vi) the conditions to the mergers closing and (vi) the provisions governing termination and amendment of the merger agreement, and (b) except with respect to any matter that is otherwise expressly permitted by certain exceptions to the foregoing clause (a), amend, modify or agree to any waiver of any term or provision in the merger agreement (including any of the exhibits or schedules thereto) which is not operational in nature and which would change the nature or amount of the consideration payable to HomeStreet’s equity holders under the merger agreement.

The foregoing description of the transactions contemplated by the investment agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such investment agreement.

Public Trading Market and No Restrictions on Resale

FirstSun common stock is currently quoted on the OTCQX® Best Market operated by the OTC Markets under the symbol “FSUN”, and as a closing condition to the mergers and undertakings in the Upfront Securities Purchase Agreement, FirstSun will uplist its common stock to Nasdaq regardless of the mergers being consummated. Upon completion of the mergers, HomeStreet common stock will be delisted from Nasdaq and thereafter will be deregistered under the Exchange Act and HomeStreet will no longer be required to file periodic reports with the SEC with respect to the HomeStreet common stock.

All FirstSun common stock received by HomeStreet shareholders in the mergers will be freely tradable for purposes of the Securities Act and the Exchange Act, except for FirstSun common stock received by any HomeStreet shareholder who becomes an “affiliate” of FirstSun after completion of the mergers. This proxy statement/prospectus does not cover resales of FirstSun common stock received by any person upon completion of the mergers, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Litigation Relating to the Mergers

On April 11, 2024, a putative shareholder of HomeStreet filed a complaint related to the transaction in the U.S. District Court for the Southern District of New York (the “complaint”). The action is captioned as Marsha Ederer v. HomeStreet, Inc. et al., No. 24-cv-02748. In addition to the complaint, five purported shareholders of HomeStreet sent demand letters (together with the complaint, the “demands”) alleging statements made in the proxy statement/prospectus filed with the SEC on March 8, 2024 were materially incomplete and misleading. HomeStreet believes all such demands are without merit and vigorously disputes these allegations. The complaint named as defendants HomeStreet and the HomeStreet board of directors. The complaint alleges, among other

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things, that the proxy statement/prospectus filed with the SEC on March 8, 2024 in connection with the merger agreement was materially incomplete and misleading. This, according to the complaint, violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act. The complaint seeks, among other things: (i) an injunction enjoining the mergers, (ii) rescission or rescissory damages in the event the mergers contemplated by the merger agreement are consummated, (iii) direction that defendants cause a revised proxy statement/prospectus to be disseminated, (iv) costs of the action, including plaintiffs’ attorneys’ fees and experts’ fees, and (v) other relief the court may deem just and proper. This amended proxy statement/prospectus includes additional disclosures concerning the proposed mergers. The complaint remains pending, but no defendant in the case has been served, and the plaintiff has taken no additional steps to pursue the litigation.

Additional lawsuits arising out of the mergers may be filed in the future. There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. HomeStreet and FirstSun believe that the demands are without merit and intend to defend vigorously against the demands described above and any other future demands challenging the mergers. If additional similar complaints are filed or demands sent, absent new or significantly different allegations, HomeStreet or FirstSun will not necessarily disclose such additional filings or demands.

Regulatory Approvals Required for the Mergers

Completion of the mergers is subject to the receipt of all approvals, consents, non-objections and waivers required to complete the transactions contemplated by the merger agreement from applicable governmental and regulatory authorities, and the expiration of any applicable statutory waiting periods, in each case, without the imposition of a condition or restriction that would reasonably be expected to have a material adverse effect on the combined company. Subject to the terms and conditions of the merger agreement, FirstSun and HomeStreet have agreed to use their commercially reasonable efforts and cooperate to promptly prepare and file, or cause to be prepared and filed, all necessary documentation, to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such approvals.

Federal Reserve

Completion of the mergers is subject to, among other things, approval by the Federal Reserve pursuant to Section 3 of the Bank Holding Company Act of 1956, which we refer to as the BHC Act. In considering the approval of an application under Section 3 of the BHC Act, the Federal Reserve reviews certain factors, including: (i) the competitive impact of the transaction, (ii) the financial and managerial resources of the bank holding companies and banks involved (including consideration of capital adequacy, liquidity, and earnings performance; the competence, experience, and integrity of the officers, directors, and principal shareholders; and the records of compliance with applicable laws and regulations) and the future prospects of the combined organization (including consideration of the current and projected capital positions and levels of indebtedness), (iii) the convenience and needs of the communities to be served, (iv) the effectiveness of the companies in combating money laundering, and (v) the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system.

In considering an application under Section 3 of the BHC Act, the Federal Reserve also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1977, which we refer to as the CRA. In addition, in connection with an interstate merger transaction, the Federal Reserve considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, including the capital position of the acquiring bank holding company, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws.

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Additionally, due to Sunflower Bank’s conversion from a national banking association to a Texas state-chartered bank, which will be a member of the Federal Reserve, the prior approval of the OCC will not be required, instead, the prior approval of the Federal Reserve under the Bank Merger Act is required for the merger of HomeStreet Bank with and into Sunflower Bank. In reviewing applications under the Bank Merger Act, the Federal Reserve must consider a number of factors, including: (i) the competitive impact of the transaction; (ii) the financial condition and future prospects, including capital positions and managerial resources of the institutions, on both a current and pro forma basis; (iii) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the CRA; (iv) the effectiveness of the companies and the depository institutions concerned in combating money laundering activities; and (v) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

Public Comments and Notice

Furthermore, the BHC Act, the Bank Merger Act, and Federal Reserve regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve, and authorize the Federal Reserve to hold a public hearing or meeting if the Federal Reserve determines that a hearing or meeting would be appropriate. The Federal Reserve takes into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. As part of the review process in merger transactions, the Federal Reserve frequently receives protests from community groups and others. Any hearing, meeting or comments provided by third parties could prolong the period during which the applicable application is under review by the Federal Reserve. As of their last respective CRA examinations, Sunflower Bank received an overall “satisfactory,” and HomeStreet Bank received an overall “satisfactory,” regulatory rating with respect to CRA compliance.

Waiting Periods

Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the Department of Justice, which we refer to as the DOJ, may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve regarding the merger’s effects on competition. A determination by the DOJ not to object to the mergers may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Additional Regulatory Approvals and Notices

HomeStreet Bank is regulated by the Washington Department of Financial Institutions, which we refer to as the WDFI. As required by Washington law, a joint holding company application was filed with the WDFI. As further required by Washington law, FirstSun filed a notice of the bank merger with the WDFI. Additionally, in connection with Sunflower Bank’s conversion from a national banking association to a Texas state-chartered bank that is a member of the Federal Reserve, the conversion and the bank merger requires the approval of the Texas Department of Banking. Accordingly, Sunflower Bank will file applications with the Texas Department of Banking with respect to such conversion and the bank merger and with the Federal Reserve with respect to its membership in the Federal Reserve System and the bank merger.

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Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations. Fannie Mae’s consent will be required in order to assign the origination and servicing of multifamily mortgage loans under the Fannie Mae DUS program from HomeStreet to FirstSun.

Based on information available to us as of the date hereof, FirstSun and HomeStreet believe that neither the mergers nor the bank merger raises substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. However, neither FirstSun nor HomeStreet can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, each party’s ability to obtain the approvals on satisfactory terms, or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the combined company and its subsidiaries, taken as a whole, after giving effect to the mergers. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or if such a challenge is made, as to the result of such a challenge.

If there is an adverse development in either party’s regulatory standing, FirstSun may be required to withdraw some or all of its application for approval of the mergers and the bank merger, and, if possible, resubmit it after the applicable supervisory concerns have been resolved.

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THE MERGER AGREEMENT

This section of the proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the mergers. This section is not intended to provide you with any factual information about FirstSun or HomeStreet. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings FirstSun and HomeStreet make with the SEC as described in the section entitled “Where You Can Find More Information” beginning on page ii of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement and the Investment Agreements

The merger agreement, the investment agreements and the applicable summaries of terms in this document are included to provide you with information regarding the terms of the merger agreement and the investment agreements. Factual disclosures about FirstSun and HomeStreet contained in this proxy statement/prospectus or in the public reports of FirstSun or HomeStreet filed with the SEC may supplement, update or modify the factual disclosures about FirstSun and HomeStreet contained in the merger agreement and the investment agreements. The merger agreement contains representations and warranties by HomeStreet, on the one hand, and representations and warranties by FirstSun on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by HomeStreet and FirstSun were qualified and subject to important limitations agreed to by HomeStreet and FirstSun in connection with negotiating the terms of the merger agreement. The investment agreements contain representations, warranties and covenants by FirstSun and the applicable investor, and were qualified and subject to important limitations agreed to by FirstSun and each applicable investor in connection with negotiating the terms of each applicable investment agreement. In particular, in your review of the representations and warranties contained in the merger agreement and the investment agreements and described in the applicable summaries in this document, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement and the applicable investment agreement may have the right not to consummate the mergers or its applicable investment if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating certain risk between the parties to the merger agreement and each applicable investment agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that FirstSun and HomeStreet each delivered in connection with the merger agreement and that FirstSun delivered to the applicable investor in connection with each applicable investment agreement and by certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement and each applicable investment agreement. Accordingly, the representations and warranties in the merger agreement and each applicable investment agreement should not be relied on by any persons as characterizations of the actual state of facts about FirstSun and HomeStreet (or the applicable investors) at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus, and in the documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Structure of the Mergers

Each of FirstSun’s and HomeStreet’s board of directors has unanimously approved and adopted the merger agreement. Under the merger agreement, Merger Sub will merge with and into HomeStreet, with HomeStreet remaining as the surviving entity and becoming a wholly-owned subsidiary of FirstSun, in a transaction we refer to as the “merger.” As set forth in the merger agreement, this surviving entity, immediately following the

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merger and as part of a single integrated transaction, will merge with and into FirstSun, in a transaction we refer to as the “second step merger,” and together with the merger, as the “mergers.” Immediately following the completion of the second step merger, HomeStreet’s wholly-owned subsidiary, HomeStreet Bank, will merge with and into FirstSun’s wholly-owned subsidiary, Sunflower Bank, with Sunflower Bank as the surviving bank, in a transaction we refer to as the “bank merger.”

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*	Wellington’s ownership does not include the warrants (which are described in the section entitled “The Merger—Investment Agreements”).
**	Castle Creek and Other Investors’ ownership includes the additional capital raise of $15 million, or 461,539 shares of FirstSun common stock at a purchase price of $32.50 per share, provided to investors under the Acquisition Finance Securities Purchase Agreement.

At any time prior to the effective time of the merger, HomeStreet and FirstSun may, by mutual agreement, change the method or structure of effecting the combination of HomeStreet and FirstSun (including the mergers), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change may (i) alter or change the exchange ratio or the number of shares of FirstSun common stock to be received by HomeStreet shareholders in exchange for each share of HomeStreet common stock, (ii) adversely affect the tax treatment of the HomeStreet shareholders or the FirstSun stockholders pursuant to the merger agreement, (iii) adversely affect the tax treatment of HomeStreet or FirstSun pursuant to the merger agreement or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration

If the mergers are completed, each issued and outstanding share of HomeStreet common stock immediately prior to the effective time will be converted into the right to receive 0.3867 shares of FirstSun common stock, except for (i) treasury stock and (ii) shares owned by HomeStreet or FirstSun, in each case, other than those held in certain accounts or a fiduciary or agency capacity that are beneficially owned by third parties, shares held by HomeStreet or FirstSun in respect of debts previously contracted, which will be cancelled, and shares held by shareholders who properly exercise dissenters’ rights.

Treatment of Fractional Shares

No fractional shares of FirstSun common stock will be issued in the mergers, no dividend or distribution with respect to FirstSun common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a FirstSun stockholder. In lieu of the issuance of any such fractional share, FirstSun will pay to each former HomeStreet shareholder who otherwise would be entitled to receive such fractional share an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) $35.00 by (ii) the fraction of a share (after taking into account all shares of HomeStreet common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of FirstSun common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.

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Surviving Entity Organizational Documents

At the effective time, the FirstSun charter, as amended in accordance with the merger agreement, as in effect immediately prior to the effective time of the second step merger, will be the charter of the combined company. At the effective time, the FirstSun bylaws, as in effect immediately prior to the effective time of the second step merger, will be the bylaws of the combined company.

Treatment of HomeStreet Equity Awards

Upon completion of the mergers, outstanding HomeStreet equity awards will be treated as follows:

•	at the effective time, the merger agreement provides that each outstanding Pre-2024 HomeStreet RSU, and each outstanding HomeStreet PSU, will automatically accelerate, be cancelled and entitle the holder to receive, no later than three business days after the effective time, (i) a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the Pre-2024 HomeStreet RSU or HomeStreet PSU immediately prior to the effective time (for HomeStreet PSUs, based on target performance) multiplied by (y) the exchange ratio, plus, (ii) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such Pre-2024 HomeStreet RSU or HomeStreet PSU; and

•	at the effective time, the merger agreement provides that each outstanding 2024 HomeStreet RSU will automatically be converted into a Converted RSU Award in respect of a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the 2024 HomeStreet RSU immediately prior to the effective time multiplied by (y) the exchange ratio. Each Converted RSU Award will be subject to the same terms and conditions, including payment of accrued dividends upon vesting, as applied to the corresponding 2024 HomeStreet RSU immediately prior to the effective time, provided that time-based vesting conditions will accelerate upon the earlier of (a) a termination of employment of the applicable holder of such Converted RSU Award without Cause or for Good Reason (each as defined in the 2014 Plan and 2024 HomeStreet RSU), (b) the date on which the system conversion of the banking operations of FirstSun and HomeStreet is completed (or up to 30 days thereafter, at FirstSun’s discretion), (c) six months from the closing date or (d) any earlier vesting date or event required by the 2024 HomeStreet RSU prior to the effective time.

For more detail on the Pre-2024 HomeStreet RSUs, HomeStreet PSUs and 2024 HomeStreet RSUs of HomeStreet executive officers, see the section entitled “The Merger—Interests of HomeStreet’s Directors and Executive Officers in the Mergers.”

Closing and Effective Time of the Mergers

The mergers will be completed only if all conditions to the mergers discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived (subject to applicable law). Please see “—Conditions to Complete the Mergers.”

The merger will become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of Washington. The closing of the merger will take place on a date no later than the first day of the first calendar month after the satisfaction or waiver (subject to applicable law) by the party entitled to the benefit thereof of the latest to occur of the conditions set forth in the merger agreement, unless extended by mutual agreement of the parties.

On the date of the completion of the merger and immediately following the effective time of the merger, FirstSun will cause HomeStreet, as the interim surviving entity in the merger, to be merged with and into FirstSun, with FirstSun surviving the second step merger. To effect the second step merger, FirstSun will cause to be filed articles of merger with the Washington Secretary of State in accordance with the WCBA and a certificate

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of ownership and merger with the Delaware Secretary of State in accordance with the DGCL (collectively, the “second step certificates of merger”). The second step merger will become effective as of the date and time set forth in the second step certificates of merger.

It currently is anticipated that the completion of the mergers will occur in late 2024 subject to the receipt of HomeStreet shareholder approval, regulatory approvals and other customary closing conditions, but neither FirstSun nor HomeStreet can guarantee when or if the mergers will be completed.

Exchange of Shares

Exchange Procedures

As promptly as practicable after the effective time, but in no event later than ten days thereafter, FirstSun and HomeStreet will cause the exchange agent to mail to each holder of record of one or more old certificates (which, for purposes of this proxy statement/prospectus, will be deemed to include certificates or book-entry account statements) representing shares of HomeStreet common stock immediately prior to the effective time a letter of transmittal and instructions for use in effecting the surrender of such old certificates in exchange for new certificates (which, for purposes of this proxy statement/prospectus, will be deemed to include certificates or, at FirstSun’s option, evidence in book-entry form) representing the number of whole shares of FirstSun common stock and any cash in lieu of fractional shares which the shares of HomeStreet common stock represented by such old certificates will have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid as described in “—Dividends and Distributions” below.

If an old certificate for HomeStreet common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon (i) the making of an affidavit of that fact by the claimant and (ii) if required by FirstSun or the exchange agent, the posting by such person of a bond in such amount as FirstSun or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.

After the effective time, there will be no further transfers on the stock transfer books of HomeStreet of the shares of HomeStreet common stock that were issued and outstanding immediately prior to the effective time.

Withholding

FirstSun will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of HomeStreet common stock, any cash dividends or distributions payable pursuant to the merger agreement or any other consideration otherwise payable pursuant to the merger agreement to any holder of HomeStreet common stock, or HomeStreet equity awards, the amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local, or foreign tax law. If any such amounts are so withheld by FirstSun or the exchange agent, as the case may be, and paid over to the appropriate governmental entity, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder of HomeStreet common stock or HomeStreet equity awards in respect of which the deduction and withholding was made by FirstSun or the exchange agent, as the case may be.

Dividends and Distributions

No dividends or other distributions declared with respect to FirstSun common stock will be paid to the holder of any unsurrendered old certificate of HomeStreet common stock until the holder surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of FirstSun common stock that the shares of HomeStreet common stock represented by such old certificate have been converted into the right to receive under the merger agreement.

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Representations and Warranties

The merger agreement contains representations and warranties made by each of FirstSun and HomeStreet relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;
•	required governmental and other regulatory filings and consents and approvals in connection with the merger;
•	reports to regulatory authorities;
•	financial statements, internal controls, books and records, and the absence of undisclosed liabilities;
•	broker’s fees payable in connection with the mergers;
•	the absence of certain effects, changes, events, circumstances, conditions, occurrences or developments;
•	the conduct of the business in the ordinary course;
•	legal and regulatory proceedings;
•	tax matters, including the absence of action or circumstance that would prevent or impede the mergers from qualifying as a “reorganization” under Section 368(a) of the Code;
•	employee, labor and employee benefit plan matters;
•	SEC reports;
•	compliance with applicable laws, cybersecurity matters and fiduciary duties;
•	certain contracts;
•	absence of agreements with regulatory authorities;
•	environmental matters;
•	investment securities;
•	derivative instruments and transactions;
•	real property;
•	intellectual property;
•	related-party transactions;
•	inapplicability of takeover statutes;
•	the receipt of opinions from each party’s respective financial advisor;
•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents filed with governmental entities;
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•	loan matters;
•	operation or the absence of broker-dealer, investment advisor and insurance business; and
•	insurance matters.

The merger agreement contains additional representations and warranties made by FirstSun with respect to:

•	investment agreement matters; and
•	investment advisory subsidiary matters.

The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by HomeStreet and FirstSun, respectively, and (ii) qualified by the reports of HomeStreet or FirstSun, as applicable, publicly filed with the SEC during the period from January 1, 2022 through the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

Certain representations and warranties of FirstSun and HomeStreet are qualified as to knowledge, “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” means, with respect to HomeStreet, FirstSun or Merger Sub, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

However, with respect to clause (i) above, material adverse effect shall not be deemed to include the impact of:

•	changes, after the date of the merger agreement, in U.S. GAAP or applicable regulatory accounting requirements;
•	changes, after the date of the merger agreement, in laws, rules or regulations (including any pandemic measures) of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•	changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak, continuation or escalation of any acts of war (whether or not declared), acts of terrorism, sabotage or military actions) or any pandemic or economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries (including any such changes arising out of pandemics);

•	changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event or emergencies (including any pandemic);

•	public disclosure of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement; or

•	a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof;

except, with respect to the bullet points described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition

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of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Business Prior to the Completion of the Mergers

Prior to the closing (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules), as required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of FirstSun, Merger Sub and HomeStreet will, and will cause its subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of FirstSun, Merger Sub or HomeStreet to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis. Notwithstanding the foregoing (other than with respect to covenants regarding its capital stock and benefit plans), a party and its subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to a pandemic or any related pandemic measures, provided, that such party will provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require the other party’s consent.

Additionally, prior to the closing (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules) or as required by law, neither HomeStreet nor FirstSun will, and neither HomeStreet nor FirstSun will permit any of its respective subsidiaries to, without the prior written consent of the other party to the merger agreement (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:

•	other than (i) federal funds borrowings (including under the Federal Reserve Bank Term Funding Program (“BTFP”) and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of two years, (ii) the creation of deposit liabilities (including reciprocal and brokered deposits), (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of FirstSun or any of its wholly owned subsidiaries to FirstSun or any of its wholly owned subsidiaries, on the one hand, or of HomeStreet or any of its wholly owned subsidiaries to HomeStreet or any of its wholly owned subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
•	adjust, split, combine or reclassify any capital stock;
•	make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) regular quarterly cash dividends by HomeStreet at a rate not in excess of $0.10 per share of HomeStreet common stock, (ii) dividends paid by any of the subsidiaries of each of FirstSun and HomeStreet to FirstSun or HomeStreet or any of their wholly owned subsidiaries, respectively, (iii) regular distributions or dividends provided for and paid on any preferred securities (including trust preferred securities) of FirstSun, HomeStreet or their respective subsidiaries in accordance with the terms thereof or (iv) the acceptance of shares of
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HomeStreet common stock or FirstSun common stock, as the case may be, as payment for withholding taxes incurred in connection with the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
•	except, in the case of FirstSun and the 2024 HomeStreet RSUs, pursuant to the equity financing and in accordance with the investment agreements, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other securities of HomeStreet or FirstSun or any of their respective subsidiaries;
•	except, in the case of FirstSun, pursuant to the equity financing and in accordance with the investment agreements, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any HomeStreet capital stock or any capital stock of any HomeStreet subsidiary, in the case of HomeStreet, or FirstSun capital stock or any capital stock of any FirstSun subsidiary, in the case of FirstSun, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any HomeStreet capital stock or any capital stock of any HomeStreet subsidiary, in the case of HomeStreet, or FirstSun capital stock or any capital stock of any FirstSun subsidiary, in the case of FirstSun, except pursuant to the settlement of equity compensation awards in accordance with their terms and the payment of director fees as set forth in HomeStreet’s director compensation program (with respect to HomeStreet) or FirstSun’s director compensation program (with respect to FirstSun);
•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than intellectual property) to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of the merger agreement;
•	sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material intellectual property owned by HomeStreet, FirstSun or any of their respective subsidiaries, except for (i) non-exclusive licenses granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of intellectual property at the end of such intellectual property’s statutory term;
•	except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly owned subsidiary of FirstSun or HomeStreet, as applicable;

•	except, in the case of FirstSun, pursuant to the equity financing and in accordance with the investment agreements, and except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any material contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to HomeStreet or FirstSun, as the case may be, or enter into any contract that would constitute a material contract, as the case may be, if it were in effect on the date of the merger agreement;
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•	except as required under applicable law or the terms of any FirstSun benefit plan or HomeStreet benefit plan existing as of the date of the merger agreement, as applicable, (i) enter into, establish, adopt, materially amend or terminate any benefit plan, or any arrangement that would be a benefit plan if in effect on the date of the merger agreement, other than (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost of benefits under any FirstSun benefit plan or HomeStreet benefit plan, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers (x) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (y) in the ordinary course of business consistent with past practice, or (z) consisting of the payment of incentive compensation for completed performance periods based upon actual performance pursuant to the applicable FirstSun benefit plan or HomeStreet benefit plan, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, or (v) notwithstanding clauses (i) or (ii), for employees who are executive officers, enter into any new, or materially amend or terminate any existing, employment, severance, change in control or similar agreement;
•	settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to HomeStreet or FirstSun, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the surviving entity or to the receipt of regulatory approvals for the mergers on a timely basis;
•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
•	except for the amendment to FirstSun certificate of incorporation as contemplated by the merger agreement, amend its articles or certificate of incorporation, its bylaws or comparable governing documents of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;
•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by U.S. GAAP;
•	enter into any new line of business or, other than in the ordinary course of business, change in any material respect its lending, investment, underwriting, hedging practices and policies, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans), except as required by applicable law, regulation or policies imposed by any governmental entity;
•	make or authorize any capital expenditure outside of the ordinary course of business;

•	make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;
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•	merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;
•	take any action that is intended or expected to result in any of the conditions to the mergers set forth not being satisfied, except as may be required by applicable law; or
•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of any of the prohibited actions described above.

Regulatory Matters

FirstSun and HomeStreet have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. As of the date of this proxy statement/prospectus, all initial bank-regulatory applications, notices, petitions and filings in respect of the requisite regulatory approvals have been made.

Each of FirstSun and HomeStreet has agreed to use its reasonable best efforts to respond to any request for information and to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby. FirstSun and HomeStreet have also agreed to, upon request, and to the extent permitted by applicable law, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus or any other statement, filing, notice or application made by or on behalf of FirstSun, HomeStreet or any of their respective subsidiaries to any governmental entity in connection with the mergers, the bank merger and the other transactions contemplated by the merger agreement.

Each of FirstSun and HomeStreet has agreed to also use its reasonable best efforts to avoid the entry of any injunction that would be reasonably likely to delay, restrain, prevent, enjoin or otherwise prohibit the consummation of the mergers. In the event any such injunction is entered or becomes reasonably likely to be entered, FirstSun and HomeStreet have agreed to use reasonable best efforts to take action to, among other things, resist and vacate the actual or threatened injunction.

Notwithstanding anything in the merger agreement to the contrary, FirstSun, HomeStreet and their respective subsidiaries are not required (and without the written consent of the other party, FirstSun, HomeStreet and their respective subsidiaries are not permitted) to take, or agree to take, any action or agree to any condition or restriction, in connection with obtaining the required permits, authorizations, consents, orders or approvals of governmental entities that would constitute a materially burdensome condition.

FirstSun and HomeStreet have also agreed to, upon request, and to the extent permitted by applicable law, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus or any other statement, filing, notice or application made by or on behalf of FirstSun, HomeStreet or any of their respective subsidiaries.

FirstSun and HomeStreet have agreed to promptly advise each other upon receiving any communication from any governmental entity that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

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Subordinated Debt Issuance

FirstSun shall use its reasonable best efforts to issue, prior to or at the closing of the merger, an aggregate principal amount of at least $48.5 million in subordinated debt that qualifies as Tier 2 capital.

HomeStreet Commercial Real Estate Loan Sale

HomeStreet and FirstSun have agreed to reasonably cooperate with each other to identify approximately $300 million (based on the principal balance), or such other amounts as reasonably determined are necessary to obtain regulatory approval, of HomeStreet Bank’s commercial real estate loans to be disposed of by HomeStreet Bank, contingent upon the closing of the mergers and either, effective as of, or as soon as reasonably practicable after, the closing of the merger, in all cases to ensure that the sale of such loans is accounted for in the immediate post-closing balance sheet of FirstSun and Sunflower Bank. In addition, HomeStreet shall use its reasonable best efforts to, and cause HomeStreet Bank to use reasonable best efforts to, so dispose of, and enter into one or more agreements providing for the dispositions of such loans for the best commercially reasonable available price.

Employee Benefit Matters

As of the effective time, FirstSun will provide to HomeStreet employees that become employees of FirstSun or its subsidiaries compensation and benefits on terms and conditions that are no less favorable in the aggregate as those that apply to similarly situated FirstSun employees, provided that for a period of one year after the closing of the mergers each HomeStreet employee that becomes an employee of FirstSun or its subsidiaries will receive (i) a base salary or wage rate, as applicable, that is no less favorable than that provided to such employee immediately prior to the effective time and (ii) target annual bonus opportunities that are no less favorable than those provided to such employee immediately prior to the effective time. FirstSun has also agreed to pay severance payments to each HomeStreet employee whose employment is terminated by FirstSun (other than those employees who are party to individual agreements that provide for severance benefits) prior to the first anniversary of the effective time that are no less favorable than the severance benefits of HomeStreet as set forth in the confidential disclosure schedules to the merger agreement.

FirstSun has agreed, for purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual under any defined benefit pension plan, for purposes of qualifying for subsidized early retirement benefits, or to the extent that such credit would result in a duplication of benefits) that service with or credited by HomeStreet for HomeStreet employees that become employees of FirstSun or its subsidiaries will be treated as service with FirstSun to the same extent that such service was taken into account under similar HomeStreet plans prior to the effective time. Following the effective time, FirstSun or its subsidiaries will use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, (ii) give each continuing employee credit for the plan year in which the effective time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the effective time for which payment has been made and (iii) give each continuing employee service credit for such continuing employee’s employment with HomeStreet prior to the effective time on the same terms and to the same extent as prior service credit is recognized for employment prior to the effective time with FirstSun except to the extent it would result in a duplication of benefits.

If requested by FirstSun, HomeStreet will take action to terminate the HomeStreet tax-qualified defined contribution plan, the “HomeStreet 401(k) Plan”, effective as of the day prior to the closing and contingent upon the occurrence of the closing. If FirstSun requests that the HomeStreet 401(k) Plan be terminated, HomeStreet will provide FirstSun with evidence that such plan has been terminated not later than two days immediately preceding the closing, and the continuing employees will be eligible to participate, effective as of the effective time, in the corresponding tax-qualified defined contribution plan sponsored or maintained by FirstSun or one of its subsidiaries, the “FirstSun 401(k) Plan”. The parties will take any and all actions as may be required to permit the continuing employees to make rollover contributions to the FirstSun 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such employee from the HomeStreet 401(k) Plan.

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The parties agree that, subject to certain exceptions, the consummation of the mergers will constitute a “change in control,” “change of control” or similar concept under each applicable HomeStreet benefit plan. From and after the effective time, FirstSun will, or will cause its subsidiaries, as applicable, to assume and honor all HomeStreet benefit plans in accordance with their terms.

HomeStreet (in consultation with FirstSun) may determine the amounts payable under its annual cash incentive program for the fiscal year in which the closing occurs based on performance through the closing date. If an insufficient portion of the performance year has occurred as of the closing date to be able to reasonably determine individual performance, as determined by HomeStreet (in consultation with FirstSun), HomeStreet may base individual performance on target performance. If HomeStreet determines (in consultation with FirstSun) that an insufficient portion of the performance year has occurred as of the closing date to be able to reasonably determine corporate or business unit performance, HomeStreet may base corporate or business unit performance on target performance. Any such bonuses will be pro-rated to reflect the portion of the calendar year prior to the closing date during which such employee participated in such program, to be paid no later than the earlier to occur of (i) the date HomeStreet has historically paid such amounts in the ordinary course of business (but no later than March 15 of the calendar year following the closing); (ii) within 60 days following the applicable employee’s termination of employment by FirstSun or any of its subsidiaries (other than for cause or good reason as defined in the confidential disclosure schedules to the merger agreement) and (iii) the date on which the applicable employee is otherwise entitled to receive payment under such program, provided that any such payment does not result in the imposition of additional taxation or penalty under Section 409A of the Code. For the balance of the calendar year in which the closing date occurs, such continuing employee will participate in an annual cash incentive program sponsored by FirstSun, and such bonuses will be paid in accordance with the terms of FirstSun’s program on the date FirstSun pays annual cash bonuses to similarly situated employees in the ordinary course of business, pro-rated to reflect the portion of the calendar year following the closing date during which the continuing employees participated in such program.

FirstSun and HomeStreet have agreed to cooperate with each other in their efforts to cause certain employees of HomeStreet, FirstSun and/or their subsidiaries to enter into retention agreements prior to the effective time, including by making such employees reasonably available for discussions and facilitating reasonable communications with such employees.

Director and Officer Indemnification and Insurance

Under the merger agreement, for a period of six years after the effective time, FirstSun will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by HomeStreet (provided that FirstSun may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against each present and former director or officer of HomeStreet and its subsidiaries (in each case, when acting in such capacity, the “Company Indemnified Parties”) arising from facts or events which occurred at or before the effective time (including the approval of the transactions contemplated by the merger agreement); provided that FirstSun will not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date of the merger agreement by HomeStreet for such insurance (the “Premium Cap”). In lieu of the foregoing, FirstSun or, with the prior consent of FirstSun, HomeStreet may obtain at or prior to the effective time a six -year “tail” policy under HomeStreet’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to (i) the filing of this proxy statement/prospectus and regulatory applications, (ii) obtaining requisite regulatory approvals, (iii) the listing of the shares of FirstSun common stock on Nasdaq, (iv) access to information of the other company, (v) efforts to consummate the transactions contemplated by the merger agreement and advice of changes, (vi) exemption from takeover restrictions, (vii) shareholder litigation relating to the transactions contemplated by

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the merger agreement, (viii) the assumption by FirstSun of HomeStreet’s indebtedness, (ix) public announcements with respect to the transactions contemplated by the merger agreement, (x) the investment agreements and the equity financing, and (xi) cooperation in development of an interest rate risk management strategy.

Combined Company Governance

Corporate Governance

At the effective time of the mergers, in accordance with the FirstSun bylaws and organizational documents, three members of the board of directors of HomeStreet (the “HomeStreet legacy directors”) will be appointed to serve as directors of FirstSun as the surviving entity. One of the HomeStreet legacy directors will be Mark Mason and the others will be appointed by FirstSun in accordance with its corporate governance guidelines. On or prior to the effective time, the board of directors of FirstSun will take such actions as are necessary to cause the HomeStreet legacy directors to be elected or appointed to the board of directors of the surviving entity, including by terminating FirstSun’s stockholders’ agreement.

At the effective time of the bank merger, in accordance with the Sunflower Bank bylaws and organizational documents, the HomeStreet legacy directors will be appointed to serve as directors of Sunflower Bank as the surviving bank in the bank merger, and the board of directors of FirstSun and Sunflower Bank will take such actions as are necessary to cause the HomeStreet legacy directors to be appointed to the Sunflower Bank board of directors as of the effective time of the bank merger.

Management of the Combined Company after the Mergers

The merger agreements provides that the officers of FirstSun in office immediately prior to the effective time will serve as the officers of FirstSun as the surviving entity from and after the effective time; provided that, Mark Mason will be appointed as Executive Vice Chairman of the surviving entity effective as of the effective time.

Headquarters and Name of the Surviving Entity

As of the effective time, the headquarters of FirstSun will remain in Denver, Colorado, and as of the effective time of the bank merger, the main office of Sunflower Bank as the surviving bank in the bank merger will remain in Dallas, Texas. As of the effective time, the name of the surviving entity will remain FirstSun Capital Bancorp, and as of the effective time of the bank merger, the name of the surviving bank will remain Sunflower Bank, provided that FirstSun will retain the branding of the assumed branches of HomeStreet Bank, subject to the requirements of applicable law.

Shareholder Meetings and Recommendations of FirstSun’s and HomeStreet’s Boards of Directors

Shortly following the execution of the merger agreement and in lieu of calling a meeting of its stockholders, FirstSun obtained an irrevocable written consent (the “FirstSun written consent”) executed and delivered by certain of its stockholders as necessary for the purpose of obtaining the requisite FirstSun stockholder approval. The following description of the merger agreement reflects that FirstSun has already obtained its requisite stockholder approval.

HomeStreet has agreed to give notice of, convene and hold a meeting of its shareholders to be held as soon as reasonably practicable after the Form S-4 is declared effective, for the purpose of obtaining approval of the merger agreement (with regard to HomeStreet).

Subject to the paragraph immediately following, HomeStreet and its board of directors shall use its reasonable best efforts to obtain from the HomeStreet shareholders the requisite HomeStreet shareholder approval, including by communicating to the HomeStreet shareholders, its recommendation that the HomeStreet shareholders approve the merger agreement (the “HomeStreet board recommendation”). Subject to the paragraph immediately following, HomeStreet and its boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to FirstSun, the HomeStreet board recommendation, (ii) fail to make the HomeStreet board

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recommendation, (iii) adopt, approve, recommend or endorse an acquisition proposal or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal (as defined below), (iv) fail to publicly and without qualification (A) recommend against any acquisition proposal that has been made public, or (B) reaffirm the HomeStreet board recommendation within ten business days (or such fewer number of days as remains prior to the HomeStreet shareholder meeting, or any adjournment or postponement thereof, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “recommendation change”).

However, subject to certain termination rights described in the section entitled “—Termination of the Merger Agreement” below, the board of directors of HomeStreet may, prior to the receipt of the requisite HomeStreet shareholder approval, effect a recommendation change, if (i)(A) the board of directors of HomeStreet receives a bona fide acquisition proposal after the date of the merger agreement which did not result from a breach of rights described in the section entitled “—Agreement Not to Solicit Other Offers”, which it believes in good faith, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, constitutes a superior proposal (as defined below) or (B) an intervening event (as defined below) has occurred and (ii) the board of directors of HomeStreet, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that the failure to take such action would more likely than not result in a violation of its fiduciary duties under applicable law; provided, that the board of directors of HomeStreet may not take any actions unless it (i) gives FirstSun at least five business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions and the identity of the third party in any such acquisition proposal, or any amendment or modification thereof, or describes in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, takes into account any amendment or modification to the merger agreement proposed by FirstSun and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the HomeStreet board recommendation. Any material amendment to any acquisition proposal will be deemed to be a new acquisition proposal and will require a new notice period.

Unless HomeStreet has effected a recommendation change to the extent permitted by the merger agreement, HomeStreet must adjourn or postpone the HomeStreet shareholder meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of HomeStreet common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or, if on the date of the HomeStreet meeting, HomeStreet has not received proxies representing a sufficient number of shares necessary to obtain the requisite HomeStreet shareholder approval, and subject to the terms and conditions of the merger agreement, HomeStreet shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the requisite HomeStreet shareholder approval. Notwithstanding anything to the contrary in the merger agreement, unless the merger agreement has been terminated in accordance with its terms, HomeStreet is required to convene a meeting of its shareholders and to submit the merger agreement to its shareholders.

For purposes of the merger agreement, an “acquisition proposal” means, with respect to FirstSun or HomeStreet, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.

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For purposes of the merger agreement, a “superior proposal” means a bona fide written acquisition proposal that the board of directors of HomeStreet determines in good faith, after taking into account all legal, financial, regulatory and other aspects of such proposal and the person making the proposal, and after consulting with its financial advisor and outside legal counsel, is (i) more favorable from a financial point of view to HomeStreet’s shareholders than the transactions contemplated by the merger agreement (taking into account any proposal by FirstSun to amend the terms of the merger agreement) and (ii) reasonably likely to be timely consummated on the terms set forth therein, provided that for the definition of a superior proposal, references to “25%” in the definition of acquisition proposal shall be deemed to be references to “50%.”

For purposes of the merger agreement, an “intervening event” means any material facts, events and/or circumstances that have developed since the date of the merger agreement, were previously unknown by the board of directors of HomeStreet and were not reasonably foreseeable as of the date of the merger agreement by the board of directors of HomeStreet (or if known, the consequences of which were not known or reasonably foreseeable to the board of directors as of the date of the merger agreement); provided, that, for the avoidance of doubt, none of the following can be considered or taken into account in determining whether an intervening event has occurred: (i) changes in the trading price or trading volume of HomeStreet’s common stock (it being understood that the underlying cause of such change may be taken into account to the extent not otherwise excluded by this definition) or (ii) the fact alone that HomeStreet meets or exceeds any internal or published forecasts or projections for any period (it being understood that the underlying cause of such over-performance by HomeStreet may be taken into account to the extent not otherwise excluded by this definition).

Agreement Not to Solicit Other Offers

Each of FirstSun and HomeStreet has agreed that it will, and will cause its subsidiaries and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than FirstSun, in the case of HomeStreet, or HomeStreet, in the case of FirstSun, with respect to any acquisition proposal.

Each of FirstSun and HomeStreet has agreed that it will not, and will cause its subsidiaries and shall use its reasonable best efforts to cause its and their representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the applicable terms of the merger agreement) in connection with or relating to any acquisition proposal.

However, in the event that after the date of the merger agreement and prior to the receipt of the HomeStreet shareholder approval, in the case of HomeStreet, a party receives an unsolicited bona fide written acquisition proposal, such party may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the acquisition proposal if the FirstSun board of directors or HomeStreet board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have provided such information to the other party to the merger agreement and shall have entered into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement, dated November 2, 2023, between FirstSun and HomeStreet, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party.

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Each of FirstSun and HomeStreet has agreed to (i) promptly (within 24 hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal and (ii) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.

Conditions to Complete the Mergers

As more fully described elsewhere in this proxy statement/prospectus and in the merger agreement, the completion of the mergers depends on a number of conditions being satisfied or waived. These conditions include:

•	(i) the requisite stockholder approvals of the FirstSun stockholders having been obtained, and (ii) the requisite shareholder approvals of the HomeStreet shareholders having been obtained;

•	(i) all requisite regulatory approvals (including with respect to Sunflower Bank’s conversion from a national banking association to a Texas state-chartered bank that will be a member of the Federal Reserve) having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, and (ii) such requisite regulatory approvals having not resulted in any materially burdensome condition;

•	the registration statement of which this proxy statement/prospectus is a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•	no order, injunction or decree issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the mergers, the bank merger, the FirstSun issuance of common stock or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the mergers, the bank merger, the FirstSun issuance of common stock or any of the other transactions contemplated by the merger agreement;

•	the accuracy of the representations and warranties of each party contained in the merger agreement generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate, dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•	the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing (and the receipt by each party of a certificate, dated as of the closing date, signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•	receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

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•	with respect only to HomeStreet’s obligation to complete the merger, the authorization of the listing of the shares of FirstSun that are issuable pursuant to the merger agreement on Nasdaq, subject to official notice of issuance; and

•	with respect only to HomeStreet’s obligation to complete the merger, FirstSun shall have taken all actions necessary to cause the legacy HomeStreet directors to be elected or appointed to each of the board of directors of the surviving entity and surviving bank.

Neither FirstSun nor HomeStreet can provide assurance as to when or if all of the conditions to the mergers can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to the effective time (or such earlier time specified below) in the following circumstances:

1.	by mutual written consent of FirstSun and HomeStreet;

2.	by either FirstSun or HomeStreet if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction shall have issued a final and nonappealable government order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the mergers or the bank merger or the other transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

3.	by either FirstSun or HomeStreet if the first merger has not been consummated on or before January 16, 2025, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements of such party under the merger agreement; provided, however, that the termination date may be extended by either party if all of the conditions to FirstSun or HomeStreet’s obligation to consummate the closing, other than conditions relating to a requisite regulatory approval, have been satisfied or waived and each of the other closing conditions have been satisfied, waived or remains capable of being satisfied, then the termination date may be extended by an additional three months by written notice to the other party;

4.	by either FirstSun or HomeStreet (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true or correct) set forth in the merger agreement on the part of HomeStreet, in the case of a termination by FirstSun, or on the part of FirstSun or Merger Sub, in the case of a termination by HomeStreet, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

5.	by FirstSun or HomeStreet if the requisite HomeStreet shareholder approval shall not have been obtained at the HomeStreet shareholder meeting or at any adjournment or postponement thereof or if the requisite FirstSun stockholder approval shall not have been obtained at the FirstSun stockholder meeting or at any adjournment or postponement thereof;

6.	by HomeStreet prior to such time as the requisite HomeStreet shareholder approval is obtained, if the HomeStreet board of directors has made a recommendation change;

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7.	by HomeStreet prior to such time as the requisite FirstSun stockholder approval is obtained, if FirstSun or the FirstSun board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect;

8.	by FirstSun prior to such time as the requisite HomeStreet shareholder approval is obtained, if (i) HomeStreet or the HomeStreet board of directors has made a recommendation change or (ii) HomeStreet or the HomeStreet board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect;

9.	by HomeStreet if (i) there is a breach of the representations or warranties (or any such representation or warranty shall cease to be true) of FirstSun in connection with the investment agreements and such breach is not cured within thirty days or FirstSun is unable to obtain capital sufficient to replace any committed capital under any investment agreement which was terminated, reduced, withdrawn or rescinded or (ii) the initial investment is not funded in full (and without rescission or attempt to rescind) prior to the end of the second business day following the date of the merger agreement.

The party desiring to terminate the merger agreement pursuant to any of the above items (other than in the event of termination by mutual written consent) must give written notice of such termination to the other party in accordance with the merger agreement, specifying the provision or provisions of the merger agreement pursuant to which such termination is effected.

Effect of Termination

In the event of termination of the merger agreement by either FirstSun or HomeStreet as provided under the section entitled “—Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of FirstSun, Merger Sub, HomeStreet, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that (i) designated provisions of the merger agreement will survive any termination of the merger agreement, including those relating to the confidential treatment of information, public announcements, the effect of termination, including the termination fee and expense reimbursement, each described below, and certain general provisions, and (ii) neither FirstSun, Merger Sub nor HomeStreet will be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement.

If the merger agreement is terminated in certain circumstances, HomeStreet or FirstSun will be required to pay the other party a termination fee equal to $10 million (or HomeStreet may be required to pay FirstSun a reduced termination fee of $2.6 million plus reimbursement of FirstSun’s transaction fees and expenses in certain circumstances) in cash (as described in the section entitled “—Termination Fee” immediately below).

Termination Fee

If the merger agreement is terminated in the following circumstances, HomeStreet will pay FirstSun the $10 million termination fee:

•	in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal shall have been communicated to or otherwise made known to the board of directors or HomeStreet’s senior management or shall have been made directly to the shareholders of HomeStreet or any person shall have publicly announced (and not withdrawn at least two business days prior to the HomeStreet shareholder meeting) an acquisition proposal, in each case, with respect to HomeStreet and (i) thereafter the merger agreement is terminated (w) by either FirstSun or HomeStreet because the requisite HomeStreet shareholder approval shall not have been obtained at the HomeStreet shareholder meeting or at any adjournment or postponement thereof, (x) FirstSun because the board of directors of HomeStreet shall have made a recommendation change, (y) either FirstSun or HomeStreet because the first merger has not been consummated by the termination date without the

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requisite HomeStreet shareholder approval having been obtained (and all other closing conditions were satisfied or were capable of being satisfied prior to such termination) or (z) FirstSun pursuant to a breach of any of the obligations, covenants or agreements or any of the representations or warranties of HomeStreet set forth in the merger agreement as a result of a willful and material breach by HomeStreet and (B) prior to the date that is twelve months after the date of such termination, HomeStreet enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above); provided that for purposes of payment of such termination fee, all references in the definition of acquisition proposal to “25%” shall instead refer to “50%”;
•	in the event that the merger agreement is terminated by HomeStreet pursuant to the sixth item under section entitled “—Termination of the Merger Agreement” above, HomeStreet shall pay FirstSun such termination fee within two business days of the date of termination; or
•	in the event that the merger agreement is terminated by FirstSun pursuant to subpoint (ii) in the eighth item under section entitled “—Termination of the Merger Agreement” above, HomeStreet shall pay FirstSun such termination fee within two business days of the date of termination.

If the merger agreement is terminated in the following circumstance, HomeStreet will pay FirstSun a reduced termination fee of $2.6 million plus reimbursement of FirstSun’s transaction fees and expenses:

•	in the event that HomeStreet receives a bona fide written acquisition proposal from a third party after April 30, 2024 but prior to 11:59 p.m., New York time on May 30, 2024, which acquisition proposal (x) did not result from HomeStreet’s breach of the provision related to acquisition proposals for competing transaction and (y) HomeStreet has publicly announced that such acquisition proposal is a superior proposal by the later of 11:59 p.m. on May 30, 2024 or ten days after HomeStreet’s receipt of such acquisition proposal, and in connection therewith the merger agreement is terminated by HomeStreet or FirstSun.

FirstSun will pay HomeStreet the $10 million termination fee if the merger agreement is terminated in the following circumstances:

•	in the event that the merger agreement is terminated by HomeStreet pursuant to the seventh item under section entitled “—Termination of the Merger Agreement” above, FirstSun shall pay HomeStreet such termination fee within two business days of the date of termination; or
•	in the event that the merger agreement is terminated by HomeStreet pursuant to the ninth item under section entitled “—Termination of the Merger Agreement” above, FirstSun shall pay HomeStreet such termination fee within two business days of the date of termination.

Expenses and Fees

Except as otherwise provided in the merger agreement and as described in the immediately following sentence, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the mergers will be borne equally by FirstSun and HomeStreet.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite FirstSun stockholder approval or the requisite HomeStreet shareholder approval, except that after the receipt of the requisite FirstSun stockholder approval or the requisite HomeStreet shareholder approval, there may not be, without further approval of FirstSun stockholders or HomeStreet shareholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.

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At any time prior to the closing of the mergers, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite FirstSun stockholder approval or the requisite HomeStreet shareholder approval there may not be, without further approval of FirstSun stockholders or HomeStreet shareholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of either of the parties to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the HomeStreet board of directors will be subject to the laws of the State of Washington and except for the terms of the merger agreement with respect to which the WBCA expressly applies).

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ACCOUNTING TREATMENT

The mergers will be accounted for as a business combination by FirstSun using the acquisition method of accounting. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of HomeStreet as of the effective time will generally be recorded at their respective fair values and added to those of FirstSun. Any excess of the acquisition accounting fair values over the purchase price will be recorded as a gain from a bargain purchase. Consolidated financial statements of FirstSun issued after the mergers will reflect these acquisition accounting fair values and will not be restated retroactively to reflect the historical financial position or results of operations of HomeStreet.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

Subject to the limitations, assumptions and qualifications described herein, in the opinion of Nelson Mullins Riley & Scarborough LLP, counsel to FirstSun, and in the opinion of Sullivan & Cromwell LLP, counsel to HomeStreet, the following discussion summarizes the anticipated material U.S. federal income tax consequences of the mergers generally applicable to U.S. holders (as defined below) of HomeStreet common stock who exchange their shares of HomeStreet common stock for shares of FirstSun common stock pursuant to the mergers. The opinions of tax counsel for each of FirstSun and HomeStreet is filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this proxy statement/prospectus is a part. This summary is based upon the Internal Revenue Code of 1986, as amended, the “Code,” Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service, the “IRS,” and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and differing interpretations.

The following discussion applies only to U.S. holders of HomeStreet common stock who hold such stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the mergers will be completed in accordance with the merger agreement and as described in the proxy statement/prospectus. Further, the discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt or governmental organizations; holders subject to the alternative minimum tax provisions of the Code; persons who are required to recognize income or gain with respect to the mergers no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code; partnerships, S corporations or other pass-through entities (or investors therein); regulated investment companies; real estate investment trusts; former citizens or residents of the United States; U.S. expatriates; U.S. holders whose functional currency is not the U.S. dollar; holders who hold shares of HomeStreet common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment; U.S. holders who acquired HomeStreet common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation; or holders who exercise dissenters’ rights).

In addition, the discussion does not address any tax consequences arising under any state, local or foreign tax, or under any U.S. federal laws other than those pertaining to income tax, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of HomeStreet common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of HomeStreet common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that is a holder of HomeStreet common stock, and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the mergers to their specific circumstances.

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All holders of HomeStreet common stock should consult their tax advisors regarding the specific tax consequences to them of the mergers in light of their particular facts and circumstances, including the applicability and effect of any state, local, foreign and other tax laws.

In General

The mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Consummation of the mergers is conditioned upon FirstSun receiving an opinion from Nelson Mullins Riley & Scarborough LLP and upon HomeStreet receiving an opinion from Sullivan & Cromwell LLP, each in form reasonably satisfactory to such recipient, dated as of the closing date, both to the effect that, based upon facts, representations and assumptions set forth in such opinions, the mergers will constitute a reorganization within the meaning of Section 368(a) of the Code. The issuance of the opinions is conditioned on, among other things, such tax counsel’s receipt of representation letters from each of HomeStreet or FirstSun, in each case in form and substance reasonably satisfactory to such counsel, and on customary factual assumptions, including, but not limited to, the assumption that the mergers will be consummated in accordance with the terms of the merger agreement. If any of the representations or assumptions upon which those opinions are based is incorrect or incomplete, the validity of the opinions may be affected and the tax consequences of the mergers could differ from those described in this proxy statement/prospectus. Neither of these opinions of counsel, nor the opinions delivered in connection with the filing of this Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part, is binding on the IRS or any court. No ruling has been, or will be, sought from the IRS by FirstSun or HomeStreet as to the U.S. federal income tax consequences of the mergers, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein. Accordingly, each holder of HomeStreet common stock should consult its own tax advisor with respect to the particular tax consequences of the mergers to such holder. The following is based on the receipt and accuracy of the above described opinions.

U.S. Federal Income Tax Consequences to FirstSun and HomeStreet

Each of FirstSun and HomeStreet will be a party to the reorganization within the meaning of Section 368(b) of the Code, and neither FirstSun nor HomeStreet will recognize any gain or loss as a result of the mergers.

U.S. Federal Income Tax Consequences to U.S. Holders of HomeStreet Common Stock

The U.S. federal income tax consequences of the mergers to U.S. holders of HomeStreet common stock generally will be as follows:

•	a U.S. holder of HomeStreet common stock generally will not recognize gain or loss upon the exchange of shares of HomeStreet common stock for shares of FirstSun common stock pursuant to the mergers, except with respect to cash received in lieu of fractional shares of FirstSun common stock;
•	a U.S. holder of HomeStreet common stock will have an aggregate tax basis in the FirstSun common stock received in the mergers (including any fractional shares deemed received and redeemed for cash as described below) equal to the aggregate adjusted tax basis in the shares of HomeStreet common stock surrendered in the mergers; and
•	a U.S. holder of HomeStreet common stock will have a holding period for the shares of FirstSun common stock received in the mergers (including any fractional share deemed received and redeemed for cash as described below) that includes the holding period of the shares of HomeStreet common stock surrendered in the mergers.

If a U.S. holder acquired different blocks of HomeStreet common stock at different times or at different prices, the FirstSun common stock such holder receives will be allocated pro rata to each block of HomeStreet common stock and the basis and holding period of each block of FirstSun common stock received will be determined on a block-for-block basis depending on the basis and holding period of the blocks of HomeStreet common stock exchanged for such FirstSun common stock.

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A U.S. holder of HomeStreet common stock who receives cash in lieu of a fractional share of FirstSun common stock, generally will be treated as having received such fractional share of FirstSun common stock pursuant to the mergers and then as having received cash in redemption of such fractional share of FirstSun common stock. Any such holder generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in the fractional share of FirstSun common stock (as set forth above). Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the mergers, the holding period for such fractional share (including the holding period of shares of HomeStreet common stock surrendered therefor) exceeds one year. Long-term capital gains of certain non-corporate holders of HomeStreet common stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Backup Withholding and Reporting Requirements

U.S. holders of HomeStreet common stock, other than certain exempt recipients, may be subject to backup withholding at a rate of 24% with respect to any cash payment received in the merger in lieu of fractional shares. However, backup withholding will not apply to any U.S. holder that either (a) furnishes to FirstSun a correct taxpayer identification number and certifies that it is not subject to backup withholding by providing a properly completed and signed IRS Form W-9 (or substantially similar form) and otherwise complies with all applicable requirements of the backup withholding rules and FirstSun and its exchange agent have not received notice to the contrary or (b) otherwise proves to FirstSun and its exchange agent that the U.S. holder is exempt from backup withholding.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability if the required information is supplied to the IRS in a timely manner.

In addition, U.S. holders of HomeStreet common stock who receive FirstSun common stock as a result of the mergers are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of shares of HomeStreet stock exchanged, the number of shares of FirstSun stock received, the fair market value and tax basis of HomeStreet shares exchanged and the U.S. holder’s tax basis in the FirstSun common stock received.

If a U.S. holder of HomeStreet common stock that exchanges such stock for FirstSun common stock is a “significant holder” with respect to HomeStreet and is required to file a U.S. income tax return, the U.S. holder is required to include a statement with respect to the exchange on or with the federal income tax return of the U.S. holder for the year of the exchange, and to retain permanent records of the facts in the statement relating to the mergers. A U.S. holder of HomeStreet common stock will be treated as a significant holder in HomeStreet if the U.S. holder’s ownership interest in HomeStreet, immediately before the merger, is 5% or more of HomeStreet’s issued and outstanding common stock or if the U.S. holder’s basis in the shares of HomeStreet stock exchanged is one million dollars ($1,000,000) or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3 and must be entitled “STATEMENT PURSUANT TO §1.368-3 BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER”. The statement must include the names and employer identification numbers of HomeStreet and FirstSun, the date of the mergers, and the fair market value and tax basis of HomeStreet shares exchanged (determined immediately before the mergers).

This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. All holders of HomeStreet common stock should consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables show the condensed combined financial information for each of FirstSun and HomeStreet, as well as unaudited pro forma condensed combined financial information for FirstSun and HomeStreet reflecting the merger, as of March 31, 2024 and for the three months ended March 31, 2024 and year ended December 31, 2023 and pro forma adjustments described in the accompanying notes. Except as otherwise noted in the footnotes to the table, (a) the financial information included under the “FirstSun Historical” column is derived from the unaudited and audited financial statements of FirstSun as of March 31, 2024 and for the three months ended March 31, 2024 and year ended December 31, 2023, and (b) the financial information included under the “HomeStreet Historical” column is derived from the unaudited and audited financial statements of HomeStreet as of March 31, 2024 and for the three months ended March 31, 2024 and year ended December 31, 2023, each of which are incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting, adjusted from FirstSun’s unaudited and audited financial statements as of March 31, 2024 and for the three months ended March 31, 2024 and year ended December 31, 2023 to give effect to the mergers and the estimated acquisition accounting adjustments resulting from the mergers. The pro forma adjustments reflect transaction accounting adjustments related to the transaction and significant financing adjustments upon the closing of the transaction, both of which are discussed in further detail below. Amounts presented in the “Transaction Adjustments” column reflect the accounting for acquisition of HomeStreet by FirstSun. Amounts presented in the “Financing Adjustments” column represent additional transactions FirstSun and the combined company will undertake to issue additional equity and subordinated debt, divest certain investments and loans, and reduce debt. The unaudited pro forma condensed combined balance sheet as of March 31, 2024 in the table below is presented as if the mergers occurred on March 31, 2024, and the unaudited pro forma condensed combined statement of income for the three months ended March 31, 2024 and year ended December 31, 2023 is presented as if the mergers occurred on January 1, 2023. You should read such information in conjunction with FirstSun’s and HomeStreet’s consolidated financial statements as of March 31, 2024 and for the three months ended March 31, 2024 and year ended December 31, 2023 and related notes, each of which are included elsewhere in this proxy statement/prospectus, as well as the accompanying Notes to Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Income.

The pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial position and results of the combined company had the companies actually been combined as of March 31, 2024 and at the beginning of the period presented. The unaudited pro forma condensed combined financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the realization of potential cost savings, revenue synergies, and changes in market conditions, among other factors, and, accordingly, does not attempt to predict or suggest future results. The pro forma condensed combined income statement does not include estimated merger and integration costs expected to be incurred in conjunction with the mergers. See Note 4 accompanying the pro forma condensed combined financial information for additional information regarding merger and integration costs.

In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the mergers.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2024

(in thousands)	FirstSun Historical	HomeStreet Historical	Transaction Adjustments	Notes	Financing Adjustments	Notes	Pro Forma FirstSun and HomeStreet
Assets
Cash and equivalents	$383,605	$320,327	$(13,100)	A	$—		$690,832
Investment securities	535,718	1,191,108	—		(370,000)	O	1,356,826
Loans held-for-sale	56,813	21,102	—		—		77,915
Loans	6,284,868	7,444,729	(455,076)	B	(300,000)	P	12,974,521
Allowance for credit losses	79,829	39,677	40,323	C	(1,500)	Q	158,329
Net loans	6,205,039	7,405,052	(495,399)		(298,500)		12,816,192
Mortgage servicing rights	78,416	102,919	5,440	D	—		186,775
Premises and equipment, net	84,063	56,171	(5,000)	E	—		135,234
Goodwill	93,483	—	—		—		93,483
Other intangible assets	10,168	9,016	86,460	F	—		105,644
Other assets	334,296	349,487	81,168	G	1,725	R	766,676
Total assets	$7,781,601	$9,455,182	$(340,431)		$(666,775)		$16,229,577
Liabilities and stockholders’ equity
Total deposits	$6,445,388	$6,491,102	$(7,755)	H	$—		$12,928,735
Borrowings	165,233	2,220,451	(21,112)	I	(863,585)	S	1,500,987
Subordinated debt	75,445	98,406	(34,169)	J	48,000	T	187,682
Other liabilities	130,873	117,890	—		—		248,763
Total liabilities	6,816,939	8,927,849	(63,036)		(815,585)		14,866,167
Stockholders’ equity
Preferred Stock	—	—	—		—		—
Common Stock, $0.0001 par value	3	230,814	(230,813)	K	1	U	5
Additional paid-in capital	542,582	—	262,829	L	154,584	V	959,995
Retained earnings	469,818	387,860	(400,752)	M	(5,775)	W	451,151
Accumulated other comprehensive loss, net	(47,741)	(91,341)	91,341	N	—		(47,741)
Total stockholders’ equity	964,662	527,333	(277,395)		148,810		1,363,410
Total liabilities and stockholders’ equity	$7,781,601	$9,455,182	$(340,431)		$(666,775)		$16,229,577
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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the three months ended March 31, 2024

(in thousands, except per common share amounts)	FirstSun Historical	HomeStreet Historical	Transaction Adjustments	Notes	Financing Adjustments	Notes	Pro Forma FirstSun and HomeStreet
Interest income
Interest and fees on loans	$102,268	$86,256	$22,754	X	$(4,875)	AE	$206,403
Interest on securities and other	7,772	16,285	3,324	Y	(3,608)	AF	23,773
Total interest income	110,040	102,541	26,078		(8,483)		230,176
Interest expense
Deposits	36,390	42,607	—		—		78,997
Borrowings	2,844	27,783	2,868	Z	(9,181)	AG	24,314
Total interest expense	39,234	70,390	2,868		(9,181)		103,311
Net interest income	70,806	32,151	23,210		698		126,865
Provision for credit losses	16,500	—	—		—		16,500
Net interest income after provision for credit losses	54,306	32,151	23,210		698		110,365
Noninterest income	22,808	9,454	(272)	AA	—		31,990
Noninterest expense	59,339	49,564	3,226	AB	—		112,129
Merger related expense	2,489	2,600	—		—		5,089
Income (loss) before income taxes	15,286	(10,559)	19,712		698		25,137
Income tax expense (benefit)	2,990	(3,062)	4,534	AC	161	AC	4,623
Net income (loss)	$12,296	$(7,497)	$15,178		$537		$20,514

Earnings (loss) per common share
Basic	$0.46	$(0.40)					$0.51
Diluted	$0.45	$(0.40)					$0.50

Weighted average basic shares	27,020	18,857	(11,187)	AD	5,175	AH	39,865
Weighted average diluted shares	27,629	18,857	(10,919)	AD	5,257	AH	40,824
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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the year ended December 31, 2023

(in thousands, except per common share amounts)	FirstSun Historical	HomeStreet Historical	Transaction Adjustments	Notes	Financing Adjustments	Notes	Pro Forma FirstSun and HomeStreet
Interest income
Interest and fees on loans	$385,637	$341,255	$91,015	X	$(19,500)	AE	$798,407
Interest on securities and other	28,047	58,488	13,295	Y	(14,430)	AF	85,400
Total interest income	413,684	399,743	104,310		(33,930)		883,807
Interest expense
Deposits	101,355	137,920	7,755	AI	—		247,030
Borrowings	18,898	95,070	11,532	Z	(36,725)	AG	88,775
Total interest expense	120,253	232,990	19,287		(36,725)		335,805
Net interest income	293,431	166,753	85,023		2,795		548,002
Provision for credit losses	18,247	(441)	12,000	AJ	—		29,806
Net interest income after provision for credit losses	275,184	167,194	73,023		2,795		518,196
Noninterest income	79,092	41,921	(1,088)	AA	—		119,925
Noninterest expense	222,793	241,872	13,950	AK	—		478,615
Bargain purchase gain	—	—	7,349	AL	—		7,349
Income (loss) before income taxes	131,483	(32,757)	65,334		2,795		166,855
Income tax expense (benefit)	27,950	(5,249)	13,337	AM	643	AC	36,681
Net income (loss)	$103,533	$(27,508)	$51,997		$2,152		$130,174

Earnings (loss) per common share
Basic	$4.15	$(1.46)					$3.27
Diluted	$4.08	$(1.46)					$3.20

Weighted average basic shares	24,938	18,783	(11,202)	AD	7,231	AN	39,750
Weighted average diluted shares	25,387	18,783	(10,845)	AD	7,313	AN	40,638
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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AND STATEMENT OF INCOME

Note 1 – Basis of Presentation

The pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the merger involving FirstSun and HomeStreet under the acquisition method of accounting with FirstSun treated as the acquirer. The pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial position and results of the combined companies had the companies actually been combined as of March 31, 2024 and at the beginning of the period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company. Under the acquisition method of accounting, the assets and liabilities of HomeStreet, as of the effective date of the merger, will be recorded by FirstSun at their respective fair values and the excess of the fair value of HomeStreet net assets over the merger consideration will be reflected within the statement of income as a bargain purchase gain.

The merger, which is currently expected to be completed in late 2024, provides that HomeStreet shareholders will receive 0.3867 shares of FirstSun common stock for each share of HomeStreet common stock they hold immediately prior to the merger. The value of the merger consideration to HomeStreet of $35.00 per share used herein reflects the last reported sale price of FirstSun common stock (OTCQX: FSUN) on April 29, 2024.

The pro forma allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments will include, but not be limited to, changes in (i) HomeStreet’s balance sheet and operating results through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the fair value of shares of FirstSun on the date the merger becomes effective varies from the estimated fair value of $35.00 per share used herein; (iii) total merger related expenses from amounts included herein; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

Note 2 – Preliminary Purchase Price Allocation

The pro forma adjustments include the estimated purchase accounting entries to record the merger transaction. The excess of the fair value of net assets acquired, net of deferred taxes over the purchase price, is reflected within the statements of income as a bargain purchase gain. Estimated fair value adjustments included in the pro forma condensed combined financial statements are based upon available information and certain assumptions considered reasonable and may be revised as additional information becomes available.

Core deposit intangible assets of $80.5 million are included in the pro forma adjustments and amortized on an accelerated method over ten years. Indefinite lived intangible assets totaling $15 million are included in the pro forma adjustments and are not subject to amortization. The purchase price will be based on the fair value per share of FirstSun common stock at the closing date of the merger, which has not yet occurred. Accordingly, a 10% increase or decrease in the fair value per share of FirstSun common stock would result in a corresponding purchase price adjustment of approximately $26.3 million.

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The preliminary purchase price allocation is as follows:

($ in thousands, except per share amounts)
Pro Forma Purchase Price
Equity consideration:
HomeStreet shares outstanding as of March 31, 2024(1)	19,419,176
Exchange ratio	0.3867
FirstSun shares issued	7,509,395
Last reported sale price of FSUN common stock on April 29, 2024	$35.00
Total consideration to be paid (transaction value)	$262,829
HomeStreet Net Assets at Fair Value
Assets acquired:
Cash and cash equivalents	$320,327
Investment securities	1,191,108
Loans held-for-sale	21,102
Loans	6,921,653
Mortgage servicing rights	108,359
Premises and equipment	51,171
Other intangible assets	95,476
Other assets	425,795
Total assets acquired	9,134,991
Liabilities assumed:
Deposits	6,483,347
Borrowings	2,199,339
Subordinated debt	64,237
Other liabilities	117,890
Total liabilities assumed	8,864,813
Net assets acquired	270,178
Preliminary pro forma bargain purchase gain	$(7,349)

(1)	Includes unvested common stock equivalents of HomeStreet.

Note 3 – Pro Forma Adjustments

The following pro forma adjustments have been reflected in the pro forma condensed combined financial information. All taxable adjustments were calculated using a 23% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on preliminary assumptions and valuations, which are subject to change.

(A)	Adjustment to reflect remaining contractually obligated pre-tax merger costs.
(B)	Adjustment to loans reflects the estimated non-credit fair value mark on the portfolio of $443.1 million and credit fair value mark related to non-PCD loans of $12.0 million, based on estimates of expected cash flows.
(C)	Adjustment to allowance for credit losses (ACL) reflects the elimination of HomeStreet’s existing ACL and the allocation to ACL for the estimated credit component of the loan portfolio fair value assessment for PCD loans of $68.0 million and non-PCD loans of $12.0 million.
(D)	Adjustment to record the fair value mark for mortgage servicing rights related to multifamily and SBA loans serviced.
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(E)	Adjustment to premises and equipment to reflect estimated fair value mark of acquired premises and equipment.
(F)	Adjustment to other intangible assets reflects the elimination of HomeStreet’s existing intangible assets and to record estimated core deposit intangible assets associated with the merger of $80.5 million, based on a value of 2.32% of HomeStreet’s non-time customer deposits, and to record the estimated fair value of HomeStreet’s Fannie Mae DUS license of $15 million. Core deposit intangible assets recorded as a result of the merger are expected to be amortized on an accelerated basis over a period of 10 years while the Fannie Mae DUS license is determined to be an indefinite lived asset.
(G)	Adjustment to record the net deferred tax assets of $76.3 million resulting from the fair value accounting adjustments to the balance sheet, record the deferred tax asset of $2.1 million resulting from remaining contractually obligated merger costs, and to record the deferred tax asset of $2.8 million resulting from the non-PCD loan provision for credit losses recorded immediately following the consummation of the merger.
(H)	Adjustment to reflect the estimated fair value mark on term based deposit liabilities.
(I)	Adjustment to reflect the estimated fair value marks on term based FHLB and senior debt borrowings of $11.6 million, and term based trust preferred securities of $9.5 million.
(J)	Adjustment to reflect the estimated fair value mark on term based subordinated debt of $34.2 million.
(K)	Adjustment to eliminate HomeStreet’s common stock and record the issuance at $0.0001 par value to HomeStreet’s stockholders of 7,509,395 shares of FirstSun common stock.
(L)	Adjustment to record the equity consideration paid to HomeStreet shareholders of $262.8 million, via the exchange of common shares, which includes HomeStreet restricted share units and performance share units converted to shares of FirstSun common stock.
(M)	Adjustment to eliminate HomeStreet’s retained earnings, record the preliminary bargain purchase gain of $7.3 million, record remaining contractually obligated after-tax merger costs of $11.0 million, and record after-tax provision for credit losses of $9.2 million on non-PCD loans recorded immediately following the consummation of the merger.
(N)	Adjustment to eliminate HomeStreet’s accumulated other comprehensive loss, net.
(O)	Adjustment to investment securities reflects estimated sales from HomeStreet’s available-for-sale securities portfolio at the date of closing.
(P)	Adjustment to loans reflects estimated sales from HomeStreet’s CRE loan portfolio at the date of closing.
(Q)	Adjustment reflects the estimated allowance for credit losses related to HomeStreet’s CRE loan portfolio sold at the date of closing.
(R)	Adjustment to the net deferred tax asset resulting from the write-off of fair value discounts associated with certain balance sheet reductions to borrowings and loans inclusive of the allowance for credit losses.
(S)	Adjustment to reflect the payoffs of certain HomeStreet wholesale borrowings from the investment security sale proceeds, CRE loan sale proceeds, and from the proceeds from the new equity capital raise.
(T)	Adjustment to record the issuance of $48 million of new subordinated debt net of estimated issuance costs.
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(U)	Adjustment to record the issuance of 4,769,231 shares of FirstSun common stock at $0.0001 par value related to the new equity capital raise.
(V)	Adjustment to record additional paid-in capital related to the issuance of 4,769,231 common shares to new common equity capital investors at $32.50 per common share or $154.6 million net of issuance costs.
(W)	Adjustment to record the estimated after-tax impact of the write-off of fair value discounts associated with certain balance sheet reductions to borrowings, costs to sell CRE loans, and the allowance for credit losses.
(X)	Adjustment to record loan discount accretion of the estimated fair value mark over an estimated five year life, based on the expected average life of the portfolio.
(Y)	Adjustment to record investment securities discount accretion of the estimated fair value mark over an estimated six year life, based on the expected average life of the portfolio.
(Z)	Adjustment to record borrowings discount accretion of the estimated fair value mark over the remaining contractual maturity of the underlying instruments stated term, which range from approximately two years to twelve years. The majority of discount accretion will be recognized over the next six years.
(AA)	Adjustment to record MSR - multifamily and SBA loan premium amortization of the estimated fair value mark over an estimated five year life, based on the expected average life of the portfolio.
(AB)	Adjustments to reverse historical HomeStreet core deposit intangible amortization of $0.5 million and stock compensation expense of $0.8 million, and to record estimated amortization of the core deposit intangible asset associated with the merger of $3.3 million, amortized on an accelerated basis over a period of ten years, and record estimated FirstSun stock compensation expense of $1.3 million for stock awards tied to the merger, reflecting a three year graded vesting schedule.
(AC)	Recognize the tax impact of pro forma transaction related adjustments at 23%.
(AD)	Adjustments to eliminate weighted average shares of HomeStreet common stock outstanding and record shares of FirstSun common stock issued in the merger, calculated using the exchange ratio of 0.3867 shares of FirstSun common stock for each share of HomeStreet common stock. Weighted average basic and diluted shares also includes the graded vesting of restricted stock awards contingent upon the merger closing.
(AE)	Adjustment to reverse interest income on loans due to the pro forma sale of certain HomeStreet CRE loans on January 1, 2023.
(AF)	Adjustment to reverse interest income on securities due to the pro forma sale of certain HomeStreet available-for-sale securities on January 1, 2023.
(AG)	Adjustment to reverse interest expense on borrowings due to the pro forma payoffs of certain HomeStreet wholesale borrowings on January 1, 2023 and to reflect interest expense on borrowings due to the pro forma issuance of new subordinated debt on January 1, 2023.
(AH)	Adjustment to reflect the issuance of 4,769,231 common shares to new common equity capital investors at $32.50 per common share or $154.6 million net of issuance costs. Weighted average basic shares also includes an adjustment to reflect the 2,461,538 shares issued on January 16, 2024 as outstanding for the entire period. Weighted average diluted shares also includes net shares impact as if issued for the intrinsic value of the warrants utilizing a FirstSun stock price of $35.00 as compared to the warrants strike price of $32.50.
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(AI)	Adjustment to record deposits discount accretion of the estimated fair value mark over an estimated one year life, based on the expected average life of the portfolio.
(AJ)	Provision for credit losses for estimated lifetime credit losses for non-PCD loans to be recorded immediately following the consummation of the merger.
(AK)	Adjustments to reverse historical HomeStreet core deposit intangible amortization of $2.0 million and stock compensation expense of $3.5 million, and to record estimated amortization of the core deposit intangible asset associated with the merger of $14.6 million, amortized on an accelerated basis over a period of ten years, and record estimated FirstSun stock compensation expense of $5 million for stock awards tied to the merger, reflecting a three year graded vesting schedule.
(AL)	Bargain purchase gain is non-recurring and represents the excess of the fair value of net asset acquired over the transaction consideration paid.
(AM)	Recognize the tax impact of pro forma transaction related adjustments at 23%, excluding the bargain purchase gain, which is not taxable.
(AN)	Adjustment to reflect the issuance of 7,230,769 common shares to new common equity capital investors at $32.50 per common share or $234.1 million net of issuance costs. Weighted average diluted shares also includes net shares impact as if issued for the intrinsic value of the warrants utilizing a FirstSun stock price of $35.00 as compared to the warrants strike price of $32.50.

Note 4 – Merger Integration Costs

Total remaining merger and integration costs are estimated to be approximately $86.6 million on a pre-tax basis, with remaining contractually obligated pre-tax merger costs of $13.1 million ($11.0 million net of tax) due at closing. Contractually obligated merger costs are reflected in the pro forma condensed combined balance sheet as part of the pro forma adjustments discussed in Note 3. Merger and integration related costs are not included in the pro forma condensed combined statement of income since they will be recorded in the combined results of operations as they are incurred prior to, or after completion of, the merger and are not indicative of what the historical results of the combined company would have been had the companies actually been combined during the periods presented.

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DISSENTERS’ RIGHTS TO THE MERGERS

Dissenters’ Rights

General

Under Chapter 23B.13 of the WBCA, instead of receiving the merger consideration they would otherwise be entitled to pursuant to the merger agreement, holders of HomeStreet’s common stock are entitled to dissent from the mergers and to obtain payment of the fair value of their shares in cash together with accrued interest from the effective time if the mergers are consummated. The following summarizes the material rights of holders of HomeStreet common stock under Chapter 23B.13. You should read the applicable sections of Chapter 23B.13, a copy of which is attached as Annex C to this proxy statement/prospectus, and which governs dissenters’ rights. The summary below is qualified in its entirety by reference to Chapter 23B.13, and such statute, and not this summary, governs the exercise of dissenters’ rights.

Pursuant to Chapter 23B.13.200 of the WBCA, when a proposed merger is to be submitted to a vote at a meeting of shareholders, as in the case of the HomeStreet shareholder meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under Chapter 23B.13 and must be accompanied by a copy of Chapter 23B.13. The notice of the HomeStreet shareholder meeting included with this proxy statement/prospectus constitutes notice to the holders of HomeStreet common stock of their dissenters’ rights, and a copy of Chapter 23B.13 is attached as Annex C to this proxy statement/prospectus.

If you are contemplating the possibility of exercising your dissenters’ rights in connection with the mergers, you should carefully review the text of Chapter 23B.13. If you do not fully and precisely satisfy the procedural requirements of Chapter 23B.13, you will forfeit your dissenters’ rights. If any holder of shares of HomeStreet common stock who asserts dissenters’ rights under the WBCA withdraws or forfeits (through failure to perfect or otherwise) the right to obtain payment for such holder’s shares under Chapter 23B.13, then such shareholder’s shares will be converted, or will be treated as if they had been converted, into the right to receive the merger consideration, without interest and subject to any applicable withholding of taxes. HomeStreet will not provide you with any notice regarding your dissenters’ rights other than as described in this proxy statement/prospectus and the notice of the HomeStreet shareholder meeting included with this proxy statement/prospectus.

Requirements for Exercising Dissenters’ Rights

If you wish to assert your dissenters’ rights, you must:

•	deliver to HomeStreet, before the vote is taken at the HomeStreet shareholder meeting regarding the merger agreement, written notice of your intent to demand payment for your shares of HomeStreet common stock if the mergers are effected, which notice must be separate from your proxy. Your vote against the merger agreement alone will not constitute written notice of your intent to assert your dissenters’ rights;
•	not vote your shares in favor of the merger agreement; and
•	follow the statutory procedures for perfecting dissenters’ rights under Chapter 23B.13, which are described below under the heading “Dissenters’ Rights Procedures.”

 If you fail to comply with these requirements, then if the merger agreement is approved by HomeStreet’s shareholders and the mergers are completed, your shares of HomeStreet common stock will be converted into the right to receive the merger consideration, without interest and subject to any applicable withholding of taxes, but you will have forfeited your dissenters’ rights with respect to your shares of HomeStreet common stock.

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Written notice of your intent to assert dissenters’ rights must be delivered to HomeStreet at:

HomeStreet, Inc.

601 Union Street

Suite 2000

Seattle, Washington 98101

Attn: Corporate Secretary

(206) 623-3050

This written notice must be delivered before the vote to approve the merger proposal is taken at the HomeStreet shareholder meeting. Your written notice to demand payment should specify your name and mailing address, the number of shares of HomeStreet common stock you own, and that you intend to demand payment of the “fair value” of your shares of HomeStreet common stock if the merger agreement is approved.

Vote

You must not vote in favor of, or consent in writing to, the approval of the merger agreement. A vote in favor of the approval of the merger agreement, by proxy, via the Internet, by telephone, or in person, will constitute a waiver of your dissenters’ rights in respect of the shares so voted and will nullify any previously filed written notices of your intent to assert dissenters’ rights. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the approval of the merger agreement. Therefore, a shareholder who votes by proxy and who wishes to exercise dissenters’ rights must vote against the merger agreement or abstain from voting on the merger agreement.

Termination of Dissenters’ Rights

Your right to obtain payment of the fair value of your shares of HomeStreet common stock under Chapter 23B.13 will terminate if:

•	the mergers are abandoned or rescinded;
•	a court having jurisdiction permanently enjoins or sets aside the mergers; or
•	your demand for payment is withdrawn with HomeStreet’s written consent.

Dissenters’ Rights Procedures

If the merger agreement is approved by HomeStreet shareholders and the mergers are consummated, within 10 days after the effective date of the mergers, HomeStreet will send written notice regarding the proper procedures for dissenting to all shareholders who have given written notice under Chapter 23B.13 to the address above and have not voted in favor of approval of the merger agreement. The notice will:

•	state where the demand for payment and certificates representing certificated shares of HomeStreet common stock must be sent and when certificates for certificated shares must be deposited;
•	inform holders of uncertificated shares as to what extent transfer of the shares will be restricted after the payment demand is received;
•	include a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the mergers (which was January 16, 2024) and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of HomeStreet common stock before that date;
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•	indicate the date by which HomeStreet must receive a payment demand, which date will not be fewer than 30 or more than 60 days after the date the written notice is delivered to shareholders; and
•	include a copy of Chapter 23B.13.

If you wish to assert dissenters’ rights, no later than the date set forth in the notice described above you must demand payment, certify whether you acquired beneficial ownership of your shares before January 16, 2024, and deposit your HomeStreet share certificates (or deliver your book entry shares) in accordance with the terms of the notice. Failure to do so by the date set forth in the notice will cause you to forfeit the right to obtain payment of the fair value for your shares under Chapter 23B.13.

If the mergers are not consummated within 60 days after the date set for demanding payment and depositing share certificates, then HomeStreet will be required to return all deposited certificates and release any transfer restrictions imposed on uncertificated shares. If, after returning the deposited certificates and releasing transfer restrictions, the parties to the merger agreement wish to consummate the mergers, HomeStreet must send a new dissenters’ rights notice and repeat the payment demand procedure.

Within 30 days after the later of the effective date of the mergers or the date the payment demand is received, HomeStreet shall pay each dissenting shareholder who complied with the payment demand and related requirements of Chapter 23B.13.230 of the WBCA (other than dissenting shareholders who acquired their shares of HomeStreet common stock after January 16, 2024, if HomeStreet elects to withhold payment as described below) the amount that HomeStreet estimates to be the fair value of the shareholder’s shares, plus accrued interest. For purposes of Chapter 23B.13, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the mergers, excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable. “Interest” means interest from the effective date of the mergers until the date of payment, at the average rate currently paid by HomeStreet on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances. The payment will be accompanied by:

•	financial data relating to HomeStreet, including a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;
•	an explanation of how HomeStreet estimated the fair value of the shares;
•	an explanation of how HomeStreet calculated the interest;
•	a statement of the dissenter’s right to demand supplemental payment if such shareholder believes that the amount paid is less than the fair value of the shares or under certain other circumstances enumerated in Chapter 23B.13.280 and described below; and
•	a copy of Chapter 23B.13.

For dissenting shareholders who were not the beneficial owners of their shares of HomeStreet common stock before January 16, 2024, HomeStreet may elect to withhold payment under Chapter 23B.13. To the extent that HomeStreet so elects, after consummating the mergers, HomeStreet shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. HomeStreet will send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment of the dissenter’s own estimate of the dissenter’s shares and the amount of interest due if such dissenter believes that the amount offered is less than the fair value of the shares or under certain other circumstances enumerated in Chapter 23B.13.280 and described below.

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If you believe that the amount paid or offered by HomeStreet is less than the fair value of your shares or believe that the interest due is incorrectly calculated, or if HomeStreet fails to make payment for your shares within 60 days after the date set for demanding payment or the merger is not consummated and HomeStreet does not return the deposited share certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment, you may, within 30 days of the payment or offer for payment, deliver notice to HomeStreet in writing informing it of your own estimate of the fair value of your shares and the amount of interest due, and demand payment of this estimate, less any amount HomeStreet has already paid under Chapter 23B.13, or, for dissenting shareholders who were not the beneficial owners of their shares before January 16, 2024, reject HomeStreet’s offer and demand payment of the dissenting shareholder’s estimate of the fair value of the dissenting shareholder’s shares and interests due. If any dissenting shareholder’s demand for payment of such dissenting shareholder’s own estimate of the fair value of the shares is not settled within 60 days after receipt by HomeStreet of such shareholder’s demand for payment, Chapter 23B.13 requires that HomeStreet commence a proceeding in King County Superior Court and petition the court to determine the fair value of the shares and accrued interest, naming all the dissenting shareholders whose demands remain unsettled as parties to the proceeding. If HomeStreet does not commence the proceeding within the 60-day period, it will pay each dissenter whose demand remains unsettled the amount demanded.

The jurisdiction of the court in which the proceeding is commenced will be plenary and exclusive. The court may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers will have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings. The fair value of the shares as determined by the court may be less than, equal to or greater than the value of the merger consideration to be issued to non-dissenting shareholders for HomeStreet common stock under the terms of the merger agreement if the mergers are consummated. Shareholders should be aware that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a merger are not opinions as to fair value under Chapter 23B.13. Each dissenter made a party to the proceeding is entitled to a judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by HomeStreet, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which HomeStreet elected to withhold payment pursuant to Chapter 23B.13.

The court will also determine the costs and expenses of the court proceeding and assess them against HomeStreet, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Chapter 23B.13. If the court finds that HomeStreet did not substantially comply with the requirements of Chapter 23B.13.200 through 23B.13.280 of the WBCA, the court may also assess against HomeStreet any fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable. The court may also assess those fees and expenses against any party if the court finds that the party has acted arbitrarily, vexatiously, or not in good faith with respect to dissenters’ rights. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against HomeStreet, the court may award to counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to HomeStreet a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partially dissenting record shareholder are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders. Beneficial owners of HomeStreet common stock who desire to assert dissenters’ rights as to shares held on the beneficial owners’ behalf (a) must submit to HomeStreet the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either in a record or, if HomeStreet has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and (b) must so assert dissenters’ rights with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

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DESCRIPTION OF CAPITAL STOCK OF FIRSTSUN

As a result of the mergers, HomeStreet shareholders who receive shares of FirstSun common stock will become stockholders of FirstSun. Your rights as stockholder of FirstSun will be governed by the Delaware General Corporation Law, otherwise referred to herein as the DGCL, the FirstSun certificate of incorporation, and the FirstSun bylaws. The following briefly summarizes the material terms of FirstSun common stock that will be issued in connection with the mergers. We urge you to read the applicable provisions of the DGCL, the FirstSun certificate of incorporation, and the FirstSun bylaws. FirstSun’s certificate of incorporation, and bylaws are incorporated herein by reference and will be sent to shareholders of HomeStreet upon request. See “Where You Can Find More Information.”

The following information is as of the date of this proxy statement/prospectus; however, the FirstSun Stockholders’ Agreement will automatically terminate upon consummation of the mergers.

General

The FirstSun certificate of incorporation authorizes the issuance of capital stock consisting of 50,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of May 6, 2024, FirstSun had 27,442,943 shares of common stock outstanding, and no shares of preferred stock outstanding. As of March 31, 2024, FirstSun had approximately 366 holders of record of FirstSun’s common stock. On or prior to closing of the mergers, FirstSun intends to file an amendment to its certificate of incorporation to increase the number of FirstSun’s authorized shares of capital stock from 60,000,000 to 110,000,000, consisting of 100,000,000 shares of FirstSun common stock and 10,000,000 shares of preferred stock. Such amendment to the certificate of incorporation will become effective upon filing with the Secretary of State of the State of Delaware.

The authorized but unissued shares of FirstSun’s common stock and preferred stock are available for general purposes, including, but not limited to, the possible issuance as stock dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, stock purchase plans, public or private offerings, or FirstSun’s equity compensation plans. Except as may be required to approve a merger or other transaction in which additional authorized shares of common stock would be issued, no stockholder approval will be required for the issuance of those shares.

Common Stock

General

Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All outstanding shares of FirstSun common stock are fully paid and nonassessable.

Voting Rights

In general, each outstanding share of FirstSun common stock entitles the holder to vote for the election of directors and on all other matters requiring stockholder action, and each share is entitled to one vote. The holders of FirstSun common stock possess exclusive voting power, except as otherwise provided by law or by a certificate of amendment establishing any series of FirstSun preferred stock.

Prior to the consummation of the mergers, pursuant to the Stockholders’ Agreement, nominees for the board of directors are designated for nomination in accordance with the Stockholders’ Agreement. The Stockholders’ Agreement is described in greater detail in FirstSun’s most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” In addition, the Stockholders’ Agreement has been amended to: (i) permit the termination of the Stockholders’ Agreement when FirstSun provides additional liquidity for its stockholders by listing FirstSun’s shares of common stock on a national securities exchange; and (ii) provide that the Stockholders’ Agreement will terminate automatically and without further action by any party thereto upon the

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consummation of the mergers. These amendments to the Stockholders’ Agreement are described in greater detail in FirstSun’s Current Report on Form 8-K filed with the SEC on January 9, 2024 and FirstSun’s Current Report on Form 8-K filed with the SEC on January 19, 2024, which are both incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

Following the consummation of the mergers, which triggers an automatic termination of the Stockholders’ Agreement, generally, a majority of the entire board of directors shall nominate each director; provided, that, effective upon closing of the mergers and the termination of the Stockholders’ Agreement, FirstSun has entered into board representative letter agreements with the five following FirstSun stockholders such that the stockholders will retain the right to appoint a director to the combined company board of directors, in each case, so long as certain stock ownership thresholds are maintained: entities affiliated with Lightyear Fund III LP; Twin Meadow VHC Trust dated May 25, 2011 (associated with Mollie Hale Carter); Aquiline; JLL; and Karen Hale Young Family Irrevocable Trust (associated with Karen Hale Young).

In addition, pursuant to the Acquisition Finance Securities Purchase Agreement, FirstSun and Castle Creek entered into an agreement to provide certain governance and other rights to Castle Creek upon consummation of the closing of the mergers. Among other rights, Castle Creek will initially appoint an observer to the board of directors of FirstSun, and, upon Castle Creek’s request after the earlier of six months or a private equity investor losing a board nomination right pursuant to its existing agreements with FirstSun, Castle Creek will receive the right, so long as Castle Creek maintains beneficial ownership of at least 40% of the shares of FirstSun common stock acquired pursuant to the Acquisition Finance Securities Purchase Agreement, to nominate an individual for election or appointment to the board of directors of FirstSun.

There is no cumulative voting in the election of directors. Assuming a quorum is present, FirstSun’s directors are elected by holders of common stock by a plurality vote. Election of directors need not be by written ballot. Directors shall hold office until their successors shall have been duly elected and qualified or until such director’s earlier death, resignation or removal.

All other questions brought before a meeting of stockholders at which a quorum is present are decided by a majority of all the votes cast at the meeting, whether cast in person or by proxy, unless the matter requires a greater number of affirmative votes under the DGCL, FirstSun’s certificate of incorporation, or, prior to the consummation of the mergers, the Stockholders’ Agreement. FirstSun’s certificate of incorporation and bylaws contain certain provisions that may limit stockholders’ ability to effect a change in control as described under the section below entitled “Anti-Takeover Provisions of FirstSun’s Certificate of Incorporation and Bylaws and Provisions of Delaware Law.”

Dividend, Liquidation and Other Rights

Subject to all rights of holders of any other class or series of stock, holders of common stock are entitled to receive dividends if and when the FirstSun board of directors declares dividends out of funds legally available therefor. Dividends may only be declared by the board of directors, and the board’s ability to declare dividends is subject to limitations under applicable law and regulation. If FirstSun issues preferred stock, the holders of such preferred stock may have a priority over the holders of common stock with respect to dividends.

If FirstSun voluntarily or involuntarily liquidates, dissolves or winds up, holders of FirstSun common stock are entitled to share equally and ratably in FirstSun’s assets legally available for distribution after payment of, or adequate provision for, all of FirstSun’s debts and liabilities. These rights are subject to the preferential liquidation rights of any series of FirstSun preferred stock that may then be outstanding.

Holders of FirstSun common stock have no preference, conversion, exchange, sinking fund or redemption rights and, except with respect to certain stockholders as set forth in the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), have no preemptive rights to purchase or subscribe for any of securities of FirstSun.

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Preferred Stock

FirstSun’s certificate of incorporation provides that the FirstSun board of directors may issue, without stockholder approval, preferred stock in one or more series, and, with respect to each such series, fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

The description of the shares of each series of preferred stock, including the powers, preferences and relative participation, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series will be set forth in resolutions adopted by the FirstSun board of directors and in an amendment to FirstSun’s certificate of incorporation filed as required by the DGCL. Accordingly, the FirstSun board of directors, without stockholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of FirstSun common stock and, under certain circumstances, discourage an attempt by others to gain control of FirstSun.

The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend on, among other things, FirstSun’s future capital needs, then existing market conditions and other factors that, in the judgment of the FirstSun board of directors, might warrant the issuance of preferred stock.

Quorum of the Board and Manner of Acting

Under FirstSun’s certificate of incorporation and bylaws, a majority of the entire board of directors constitutes a quorum at any meeting. Unless otherwise required by law, FirstSun’s certificate of incorporation, bylaws and Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), and as described in more detail below, the act of a majority of the board of directors at which a quorum is present constitutes the act of the board.

Supermajority Board Approval for Certain Matters

Under FirstSun’s bylaws and the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), FirstSun may not, and may not permit any of its subsidiaries to, take any of the following actions without the affirmative vote of at least two-thirds of the entire FirstSun board of directors:

•	effect any merger, consolidation or other business combination or sale of a significant portion of its assets (in a single transaction or series of related transactions) to any unaffiliated person or entity;

•	acquire (in a single transaction or series of related transactions, including by purchase of stock or assets, merger or otherwise) any assets, business or operations for a purchase price greater than 125% of the aggregate tangible book value of the assets being acquired;

•	acquire (in a single transaction or series of related transactions, including by purchase of stock or assets, merger or otherwise) any assets, business or operations for a purchase price greater than 7.5% of the aggregate tangible book value of the assets of FirstSun and its subsidiaries;

•	effect an initial public offering or registration of a class of FirstSun’s securities under the Exchange Act, except as would be caused by the exercise by a stockholder of its rights under any applicable registration rights agreement;

•	effect any voluntary liquidation, bankruptcy, dissolution, recapitalization, reorganization or assignment to its creditors or any similar transaction;

•	issue, redeem, repurchase or amend the terms of any FirstSun securities or securities of a subsidiary, as applicable; provided that such requirement will generally not apply to (a) issuances to employees, officers, directors or consultants of FirstSun or its subsidiaries pursuant to employee benefit plans or compensatory
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arrangements; (b) issuances, redemptions, repurchases or amendments made as consideration in connection with any bona fide, arm’s-length direct or indirect merger, acquisition or similar transaction (whether or not otherwise subject to supermajority board approval); (c) issuances made pursuant to a written requirement to raise additional capital issued by the Federal Reserve or any other regulatory authority; or (d) any exercise by FirstSun or any of its subsidiaries as pledgee (such pledgee, in its capacity as such, a “CFS Pledgee”) under that certain Stock Pledge and Security Agreement dated as of May 6, 2010 between CFS Company of Delaware, LLC, as debtor, and Strategic Growth Banking Partners, LLC, as secured party and predecessor of FirstSun, of its right to foreclose upon, or exercise any remedy available to a secured lender resulting in the ownership of any FirstSun common stock pledged to it (such pledged FirstSun common stock, “CFS Pledged Shares” by the CFS Pledgee, including the various actions referred to in clause (j) of the definition of “Permitted Transferee” in the Stockholders’ Agreement;

•	sell or otherwise transfer any CFS Pledged Shares;

•	sell or otherwise transfer any security of a subsidiary; provided that such requirement will not apply to sales or other transfers to a wholly-owned subsidiary of FirstSun;

•	pay any dividends or otherwise make a distribution with respect to any securities other than on a pro rata basis to all holders of the relevant class or series thereof;

•	approve any operating budget or long-term strategic business plan or any amendment to any such budget or plan, or approve any material deviation from any previously approved operating budget or long-term strategic business plan;

•	determine the compensation and/or benefits of any executive officer (including, for the avoidance of doubt, the chief executive officer, the chief financial officer, the president and the chief operating officer); and

•	adopt or modify any material employee benefit plan or arrangement providing for compensation, bonus, profit sharing, equity or other incentive compensation, investment, vacation, welfare, severance post-employment, retirement or other benefits.

Majority Board Approvals for Certain Matters

Under FirstSun’s bylaws, FirstSun may not, and may not permit its subsidiaries to, directly or indirectly, take any of the following actions without the prior affirmative vote or written consent of at least a majority of the entire board:

•	change in any way the principal nature of its business or enter into any line of business unrelated to the principal nature of its business;
•	effect any material sale, transfer, lease, pledge, assignment, conveyance or other disposition of any property or assets;
•	enter into any material joint venture, partnership or similar arrangement;
•	incur, assume or guarantee any indebtedness for borrowed money (or any amendment of any instrument representing any such indebtedness for borrowed money) in an amount in excess of $75 million (in any single transaction or series of related transactions); or
•	designate, elect, appoint, replace or remove any member of the board of directors of any bank subsidiary; provided that the composition of the board of directors of any such bank subsidiary will at all times meet any director independence requirements required under applicable law.
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Corporate Opportunities

Under FirstSun’s certificate of incorporation, which references to the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), to the fullest extent permitted by applicable law, no significant stockholder (as defined therein), affiliate of any significant stockholder, or any of their respective affiliates, other than the chairman of the FirstSun board or an executive officer of FirstSun (or a controlled affiliate of the chairman of the FirstSun board or an executive officer of FirstSun), is required to refer or present any particular business opportunity to FirstSun or any of its subsidiaries, and no act or omission by any such significant stockholder in accordance with the corporate opportunities provisions of FirstSun’s certificate of incorporation and the Stockholders’ Agreement will be considered a breach of any fiduciary duty to FirstSun. For the avoidance of doubt, the relevant provision of FirstSun’s certificate of incorporation and bylaws which incorporate the provisions of the Stockholders’ Agreement will no longer apply following the consummation of the mergers and the automatic termination of the Stockholders’ Agreement to the extent these relevant provisions incorporate the terms of the Stockholders’ Agreement.

Amending FirstSun’s Certificate of Incorporation or Bylaws

Certificate of Incorporation

Any provision of FirstSun’s certificate of incorporation may be amended, altered, changed or repealed in accordance with the DGCL; provided that holders of at least 66 2/3% of the outstanding shares of FirstSun capital stock entitled to vote must approve changes to the provisions in FirstSun’s certificate of incorporation regarding the board of directors, limitation of liability and indemnification of officers and directors, corporate opportunities, amendment of the certificate of incorporation, and amendment of the bylaws.

Bylaws

The bylaws may be amended or repealed by the FirstSun board of directors or the stockholders in accordance with the DGCL, the certificate of incorporation, and the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers); provided, that, (a) any amendments to the provisions related to the classification of the board, director elections, board quorum and manner of acting or the majority board approval requirements require consent of FirstSun and stockholders holding at least two-thirds of FirstSun common stock then outstanding, and (b) any amendment to the provision related to the supermajority board approval requirements for certain matters require consent of FirstSun and stockholders holding at least 80% of FirstSun common stock then outstanding.

Anti-Takeover Provisions of FirstSun’s Certificate of Incorporation, Bylaws, Stockholders’ Agreement and Provisions of Delaware Law

FirstSun’s certificate of incorporation, bylaws and Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), in addition to the DGCL, contain certain provisions that might be deemed to have a potential “anti-takeover” effect. The following description of certain provisions of FirstSun’s certificate of incorporation, bylaws, Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers) and the DGCL that may have anti-takeover effects is a summary only and is subject to, and is qualified by reference to, applicable provisions of FirstSun’s certificate of incorporation, bylaws and Stockholders’ Agreement, as well as applicable provisions of the DGCL.

Classification of the Board of Directors. FirstSun’s directors are divided into three classes with each class consisting of an equal number of directors, or as nearly equal as possible. Each director generally serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. A classified board of directors promotes continuity and stability of management, but makes it more difficult for the stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur. FirstSun believes that classification of the board of directors will help to assure the continuity and stability of its business strategies and policies as determined by its board of directors.

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The Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers) requires that the FirstSun board of directors be classified and any amendment to this requirement requires, among other things, that each stockholder with a board designation right, as described below, consent to such amendment.

Composition of the Board of Directors. FirstSun’s certificate of incorporation provides that FirstSun must not have less than one nor more than 15 directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of the majority of the board of directors. FirstSun’s board of directors is currently comprised of nine directors.

Under the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), the size of the FirstSun board of directors is currently set at ten, and the FirstSun stockholders with board designation rights, which we refer to as the “designating stockholders,” have the exclusive right to designate nominees for election to nine board seats. Currently, one designating stockholder has chosen not to nominate a director to its respective seat, and, therefore, there are currently eight directors serving on the board pursuant to designating stockholders, one director designated by the FirstSun board of directors, and one vacant board seat.

Under the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), the board nomination rights of certain designating stockholders terminate immediately prior to the completion of an underwritten public offering of FirstSun’s securities, other than under a Form S-4 or Form S-8 registration statement. Further, under the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), certain private equity fund stockholders retain their board nomination rights following an underwritten public offering, subject to selling their shares as described in greater detail in FirstSun’s most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

Following the consummation of the mergers, which triggers an automatic termination of the Stockholders’ Agreement, generally, a majority of the entire board of directors shall nominate each director; provided, that, effective upon closing of the mergers and the termination of the Stockholders’ Agreement, FirstSun has entered into board representative letter agreements with the five following FirstSun stockholders such that the stockholders will retain the right to appoint a director to the combined company board of directors, in each case, so long as certain stock ownership thresholds are maintained: entities affiliated with Lightyear Fund III LP; Twin Meadow VHC Trust dated May 25, 2011 (associated with Mollie Hale Carter); Aquiline; JLL; and Karen Hale Young Family Irrevocable Trust (associated with Karen Hale Young).

Further, pursuant to the Acquisition Finance Securities Purchase Agreement, FirstSun and Castle Creek entered into an agreement to provide certain governance and other rights to Castle Creek upon consummation of the closing of the mergers. Among other rights, Castle Creek will initially appoint an observer to the board of directors of FirstSun, and, upon Castle Creek’s request after the earlier of six months or a private equity investor losing a board nomination right pursuant to its existing agreements with FirstSun, Castle Creek will receive the right, so long as Castle Creek maintains beneficial ownership of at least 40% of the shares of FirstSun common stock acquired pursuant to the Acquisition Finance Securities Purchase Agreement, to nominate an individual for election or appointment to the board of directors of FirstSun.

Removal of Directors. FirstSun’s certificate of incorporation and bylaws provide that a director may only be removed with cause by the affirmative vote of holders of at least 50% of the votes entitled to be cast in the election of directors. In addition, while the Stockholders’ Agreement is active, a director is required to resign at such time as the designating stockholder that nominated such director for election loses its designation right under the Stockholders’ Agreement. Following removal of any director, if the removed director was one of the board nominees that was nominated by a specific stockholder, the applicable stockholder will have the right to designate the replacement director until the next applicable election of directors.

Under the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), if there is a vacancy on the FirstSun board with respect to a board seat designated by a designating stockholder, the applicable designating stockholder will have the exclusive right to designate another individual to fill such

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vacancy. Except as otherwise provided in the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), any vacancy to be filled by reason of an increase in the number of directors shall be filled by a majority vote of the directors serving at the time of such increase.

Ability to Call a Special Meeting. Special meetings of FirstSun stockholders may be called only (a) by the chairman of the board of directors or the Chief Executive Officer; or (b) by the Secretary, following written demand to call a special meeting from a majority of the board of directors or from stockholders of record who own at least 30% of all of the outstanding shares of FirstSun common stock then entitled to vote on the matter or matters to be brought before the proposed special meeting.

Absence of Cumulative Voting. There is no cumulative voting in the election of FirstSun directors. Cumulative voting means that holders of stock of a corporation are entitled, in the election of directors, to cast a number of votes equal to the number of shares that they own multiplied by the number of directors to be elected. Because a stockholder entitled to cumulative voting may cast all of his, her or its votes for one nominee or disperse his, her or its votes among nominees as the stockholder chooses, cumulative voting is generally considered to increase the ability of minority stockholders to elect nominees to a corporation’s board of directors.

Authorized and Unissued Shares. Upon the affirmative vote of at least a majority of the entire board of directors, the authorized but unissued shares of common stock and “blank check” preferred stock will be available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the company’s management.

Business Combinations under Delaware Law. FirstSun has not opted out of Section 203 of the DGCL in its certificate of incorporation. Under Section 203 of the DGCL, subject to exceptions, FirstSun is prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder. For this purpose, subject to certain exceptions, an “interested stockholder” generally includes holders of 15% or more of FirstSun’s outstanding stock. The provisions of Section 203 may encourage companies interested in acquiring FirstSun to negotiate in advance with its board of directors. These provisions may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

 Effect of Anti-Takeover Provisions

The foregoing provisions of FirstSun’s certificate of incorporation, bylaws, Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers) and Delaware law could have the effect of discouraging an acquisition of FirstSun or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of FirstSun common stock. In addition, such provisions may make FirstSun less attractive to a potential acquirer and/or might result in stockholders receiving a lesser amount of consideration for their shares of common stock than otherwise could have been available.

The FirstSun board of directors believes that the provisions described above are prudent and will reduce FirstSun’s vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by the FirstSun board of directors. The FirstSun board of directors believes that these provisions are in its best interests and the best interests of FirstSun stockholders. In the board of directors’ judgment, the board of directors is in the best position to determine FirstSun’s true value and to negotiate more effectively for what may be in the best interests of FirstSun stockholders. Accordingly, the board of directors believes that it is in FirstSun’s best interests and in the best interests of FirstSun stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

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Despite the board of directors’ belief as to the benefits of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The FirstSun board of directors, however, believes that the potential benefits of these provisions outweigh their possible disadvantages.

Registration Rights Agreements

On June 19, 2017, FirstSun entered into a registration rights agreement (“2017 Registration Rights Agreement”) with certain stockholders pursuant to which it is obligated to register the sale of shares of FirstSun common stock owned by the stockholders party to the agreement under certain circumstances. These rights include “demand” registration rights requiring FirstSun to register the sale of shares of a specific stockholder, and they may be exercised at any time, subject to the provisions of the 2017 Registration Rights Agreement, which agreement will remain in effect following the mergers. The 2017 Registration Rights Agreement is described in greater detail in FirstSun’s most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

On January 16, 2024, in connection with the execution of the merger agreement and the Upfront Securities Purchase Agreement, FirstSun and Wellington also entered into the Upfront Registration Rights Agreement, pursuant to which FirstSun agreed to provide customary resale registration rights with respect to the shares of FirstSun common stock obtained by Wellington pursuant to its investment, including those issued upon exercise of the warrants. In addition, in connection with the execution of the Acquisition Finance Securities Purchase Agreement, FirstSun and certain of the investor parties to the Acquisition Finance Securities Purchase Agreement will enter into the Acquisition Finance Registration Rights Agreement upon the closing of the transactions contemplated by the Acquisition Finance Securities Purchase Agreement, pursuant to which FirstSun agreed to provide customary resale registration rights with respect to the shares of FirstSun common stock obtained by the investors pursuant to their investment.

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COMPARISON OF STOCKHOLDERS’ RIGHTS

If the mergers are completed, HomeStreet shareholders will receive shares of FirstSun common stock in the mergers. FirstSun is organized under the laws of the State of Delaware and HomeStreet is organized under the laws of the State of Washington. The following is a summary of the material differences between (a) the current rights of HomeStreet shareholders under the HomeStreet articles of incorporation and bylaws and (b) the current rights of FirstSun stockholders under the FirstSun certificate of incorporation and bylaws.

FirstSun and HomeStreet believe that this summary describes the material differences between the rights of FirstSun stockholders as of the date of this proxy statement/prospectus and the rights of HomeStreet shareholders as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of FirstSun’s and HomeStreet’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, please see “Where You Can Find More Information.”

HOMESTREET	FIRSTSUN

AUTHORIZED CAPITAL STOCK

HomeStreet is authorized to issue up to 160,000,000 shares of common stock and 10,000 shares of preferred stock. As of May 6, 2024, there were 18,857,566 shares of HomeStreet common stock outstanding and no shares of HomeStreet preferred stock outstanding.	FirstSun is authorized to issue up to 50,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of May 6, 2024, there were 27,442,943 shares of FirstSun common stock outstanding and no shares of FirstSun preferred stock outstanding.

On or prior to closing of the mergers, FirstSun intends to file an amendment to its certificate of incorporation to increase the number of FirstSun’s authorized shares of capital stock from 60,000,000 to 110,000,000, consisting of 100,000,000 shares of FirstSun common stock and 10,000,000 shares of preferred stock. Such amendment to the certificate of incorporation will become effective upon filing with the Secretary of State of the State of Delaware
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HOMESTREET	FIRSTSUN

RIGHTS OF PREFERRED STOCK

Under HomeStreet’s restated articles of incorporation, HomeStreet may issue shares of HomeStreet preferred stock from time to time in one or more series. The HomeStreet board of directors may fix the designations and powers, preferences and relative participating, optional or other rights, if any, and qualifications, limitations or other restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any such series and the designation thereof, or any of them. In addition, the HomeStreet board of directors may increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

FirstSun’s certificate of incorporation provides that the FirstSun board of directors may issue, without stockholder approval, in one or more series, and, with respect to each such series, a fixed number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

CLASSES OF DIRECTORS

HomeStreet’s restated articles of incorporation and amended and restated bylaws were both amended in July 2019 to eliminate, on a phased basis, a staggered board consisting of three classes. As of the 2022 annual meeting of shareholders, HomeStreet directors are elected annually for one-year terms expiring at the next succeeding annual meeting of shareholders and until his or her respective successor has been duly elected and qualified.

Under FirstSun’s certificate of incorporation, bylaws and Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), the FirstSun board of directors is divided into three classes with each class consisting of an equal number of directors, or as nearly equal as possible. Each director generally serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected.

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HOMESTREET	FIRSTSUN

SIZE AND COMPOSITION OF THE BOARD OF DIRECTORS

HomeStreet’s amended and restated bylaws provide that HomeStreet will have at least seven but not more than 13 directors, with the exact number to be determined by the board of directors from time to time. HomeStreet’s board of directors may change the permissible range of directors by an amendment to the amended and restated bylaws. HomeStreet’s board of directors is currently comprised of eight directors.

FirstSun’s certificate of incorporation provides that FirstSun will have not less than one nor more than 15 directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of the majority of the board of directors. FirstSun’s board of directors is currently comprised of nine directors.

Under the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), the size of the FirstSun board of directors is currently set at ten, and the FirstSun stockholders with board designation rights, which we refer to as the “designating stockholders,” have the exclusive right to designate nominees for election to nine board seats. Currently, one designating stockholder has chosen not to nominate a director to its respective seat, and, therefore, there are currently eight directors serving on the board designated by the designating stockholders, one director designated by the FirstSun board of directors, and one vacant board seat.

Following the consummation of the mergers, which triggers an automatic termination of the Stockholders’ Agreement, generally, a majority of the entire board of directors shall nominate each director; provided, that, effective upon closing of the mergers and the termination of the Stockholders’ Agreement, FirstSun has entered into board representative letter agreements with the five following FirstSun stockholders such that the stockholders will retain the right to appoint a director to the combined company board of directors, in each case, so long as certain stock ownership thresholds are maintained: entities affiliated with Lightyear Fund III LP; Twin Meadow VHC Trust dated May 25, 2011 (associated with Mollie Hale Carter); Aquiline; JLL; and Karen Hale Young Family Irrevocable Trust (associated with Karen Hale Young).

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HOMESTREET	FIRSTSUN

In addition, pursuant to the Acquisition Finance Securities Purchase Agreement, FirstSun and Castle Creek entered into an agreement to provide certain governance and other rights to Castle Creek upon consummation of the closing of the mergers. Among other rights, Castle Creek will initially appoint an observer to the board of directors of FirstSun, and, upon Castle Creek’s request after the earlier of six months or a private equity investor losing a board nomination right pursuant to its existing agreements with FirstSun, Castle Creek will receive the right, so long as Castle Creek maintains beneficial ownership of at least 40% of the shares of FirstSun common stock acquired pursuant to the Acquisition Finance Securities Purchase Agreement, to nominate an individual for election or appointment to the board of directors of FirstSun.

Quorum of the Board and Manner of Acting

HomeStreet’s amended and restated bylaws provide that unless otherwise required by law, a majority of the number of directors set by the HomeStreet board of directors constitutes a quorum for the transaction of business at any meeting.	FirstSun’s certificate of incorporation and bylaws provide that a majority of the entire board of directors constitutes a quorum at any meeting. Unless otherwise required by law, the FirstSun certificate of incorporation, bylaws or Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), the act of a majority of the board of directors at which a quorum is present constitutes the act of the board.

REMOVAL OF DIRECTORS

HomeStreet’s amended and restated bylaws provide that a director may be removed by shareholders only at a special meeting of shareholders called expressly for that purpose.	FirstSun’s certificate of incorporation and bylaws provide that a director may only be removed with cause by the affirmative vote of holders of at least 50% of the votes entitled to be cast in the election of directors.

In addition, while the Stockholders’ Agreement is active, a director is required to resign if the designating stockholder that nominated such director for election loses its designation right under the Stockholders’ Agreement and the size of the board will be decreased accordingly.
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HOMESTREET	FIRSTSUN

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Pursuant to HomeStreet’s amended and restated bylaws, vacancies resulting from an increase in the number of directors are to be filled as soon as practicable by the affirmative vote of a majority of the remaining directors or by the shareholders at a meeting called for that purpose, unless either the board of directors or the shareholders elect not to fill such vacancy and to decrease the size of the board of directors. The term of a director elected to fill a vacancy will expire at the next shareholders meeting at which directors are elected.	Subject to the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), if any FirstSun directorship becomes vacant for any reason (including an increase in the size of the board of directors), the remaining directors may fill the vacancy by a majority vote of the directors then in office (even though less than a quorum) or may continue to manage FirstSun until the stockholders elect a successor. A director elected to fill a vacancy will be elected for the unexpired term of his or her predecessor in office.

Under the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), if there is a vacancy on the FirstSun board with respect to a board seat designated by a designating stockholder, the applicable designating stockholder will have the exclusive right to designate another individual to fill such vacancy.

VOTING RIGHTS

Each outstanding share of HomeStreet common stock entitled to vote is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders. Holders of HomeStreet common stock do not have cumulative voting rights in the election of directors.	Each share of FirstSun common stock is entitled to one vote on each matter voted on at a meeting of FirstSun stockholders, including the election of directors. Holders of FirstSun common stock do not have cumulative voting rights in the election of directors.

SPECIAL MEETINGS OF STOCKHOLDERS

Special meetings of HomeStreet shareholders may be called at any time only by (i) the board of directors, (ii) the Chairman of the board of directors, (iii) the HomeStreet President or (iv) the HomeStreet Secretary upon the request of one or more shareholders holding at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting on the matter or matters proposed to be brought before the proposed special meeting.

Special meetings of FirstSun’s stockholders may be called only (a) by the Chairman of the board of directors, the Chief Executive Officer; or (b) by the Secretary, following written demand to call a special meeting from a majority of the board of directors or from stockholders of record who own at least 30% of all of the outstanding shares of FirstSun common stock then entitled to vote on the matter or matters to be brought before the proposed special meeting.

STOCKHOLDER QUORUM

HomeStreet’s amended and restated bylaws generally provide that a majority of the outstanding shares of HomeStreet entitled to vote on a matter, represented in person or by proxy, constitute a quorum at a shareholders meeting for action on that matter, unless otherwise required by law.	FirstSun’s bylaws generally provide that the presence of a majority in voting power, represented in person or by proxy, of the outstanding shares of stock entitled to vote at any meeting is necessary to constitute a quorum.
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HOMESTREET	FIRSTSUN

NOTICE OF STOCKHOLDER MEETINGS

Pursuant to HomeStreet’s amended and restated bylaws, notice of each shareholder meeting must be delivered to each shareholder entitled to vote at the meeting no fewer than 10 days nor more than 60 days before the meeting date.	Notice of each FirstSun stockholder meeting must be delivered to each stockholder not less than 10 nor more than 60 days before the meeting date.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS AND/OR OFFICERS

Pursuant to HomeStreet’s restated articles of incorporation, liability of HomeStreet directors for monetary damages for conduct as a director is limited to the fullest extent permitted under the Washington Business Corporation Act.	Pursuant to FirstSun’s certificate of incorporation and bylaws, the liability of a director to FirstSun or its stockholders for monetary damages for a breach of fiduciary duty as a director is eliminated or limited to the fullest extent permitted by applicable law.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

HomeStreet’s restated articles of incorporation require it to indemnify and hold harmless to the fullest extent permitted by applicable law, any person who was or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the corporation or, being or having been a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as director, trustee, officer, employee, or agent. This right to indemnification also includes the right to have HomeStreet pay the expenses incurred in defending any such proceeding in advance of its final disposition.

HomeStreet’s bylaws provide that HomeStreet may maintain insurance at its own expense to protect itself and any indemnitee against any expense, liability, or loss against which HomeStreet has the power to indemnify.

FirstSun’s certificate of incorporation requires it to indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, any director or officer of FirstSun who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of FirstSun or is or was serving at the request of FirstSun in such a role for another entity, against all liability and loss suffered and expenses reasonably incurred. This right to indemnification also includes the right to be advanced expenses by FirstSun to the fullest extent authorized by the DGCL.

FirstSun’s bylaws provide that FirstSun may purchase and maintain insurance to protect any indemnitee against any claim, regardless of whether FirstSun would have the power to indemnify such indemnitee.

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HOMESTREET	FIRSTSUN

AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BYLAWS

HomeStreet’s restated articles of incorporation provide that if a vote of the shareholders is required to amend the articles of incorporation, the amendment must be approved by the affirmative vote of a majority of the outstanding shares of HomeStreet.

HomeStreet’s amended and restated bylaws may be amended or repealed and new laws may be adopted by the shareholders at an annual or special meeting, provided that notice of the meeting includes a description of the proposed change to the amended and restated bylaws, or by the board of directors, except to the extent such power is reserved to the shareholders by law or by the restated articles of incorporation, or unless the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw.

Any provision of FirstSun’s certificate of incorporation may be amended, altered, changed or repealed in accordance with the DGCL; provided that holders of 66 2/3% of the outstanding shares of FirstSun capital stock entitled to vote must approve changes to the provisions in FirstSun’s certificate of incorporation regarding the board of directors, limitation of liability and indemnification of officers and directors, corporate opportunities, amendment of the certificate of incorporation, and amendment of the bylaws.

FirstSun’s bylaws may be amended or repealed by the FirstSun board of directors or the stockholders in accordance with the DGCL, the certificate of incorporation and the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers); provided, that, (a) any amendments to the provisions related to the classification of the board, director elections, board quorum and manner of acting or the majority of the board approval requirements will require consent of FirstSun and stockholders holding at least two-thirds of FirstSun common stock then outstanding, and (b) any amendment to the provision related to the supermajority board approval requirements for certain matters will require consent of FirstSun and stockholders holding at least 80% of FirstSun common stock then outstanding.

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS

Pursuant to HomeStreet’s restated articles of incorporation, shareholders may take any action required or permitted to be taken at a meeting by written consent, if a written consent describing the action taken is signed by either all shareholders entitled to vote on the action or shareholders holding at least the minimum number of votes necessary to authorize such action.

Pursuant to FirstSun’s bylaws, FirstSun stockholders may take any action without a meeting and without prior notice if a written consent (including facsimile or electronic transmissions) describing the action taken is signed or transmitted by stockholders holding at least the minimum number of votes needed to approve such action.

PREEMPTIVE RIGHTS

Under the HomeStreet restated articles of incorporation, HomeStreet shareholders do not have preemptive rights to acquire additional shares issued by the corporation.

There are no preemptive rights provided in FirstSun’s certificate of incorporation or bylaws.

Under the Stockholders’ Agreement (which will automatically terminate upon consummation of the mergers), FirstSun has granted preemptive rights to significant stockholders (as defined in the Stockholders’ Agreement) to purchase any securities or subsidiary securities that FirstSun or any subsidiary may propose to issue, subject to specified exceptions.

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ADDITIONAL HOMESTREET PROPOSALS

Proposal No. 4 – Election of Directors

Introduction

HomeStreet’s board of directors currently consists of eight members, each of whom are nominated and standing for election at the HomeStreet shareholder meeting. You, as a HomeStreet shareholder, are therefore being asked to elect eight directors to serve a one year term on the HomeStreet board of directors until the 2025 annual meeting of shareholders, until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. However, if the mergers are completed, HomeStreet will be merged out of existence and the term of the directors will end.

HomeStreet Board of Directors

The following table sets forth certain information with respect to HomeStreet’s board of director nominees, including each nominee’s age as of May 9, 2024.

Director	Age	Director Since
Mark K. Mason, Chairman	65	2010
Scott M. Boggs	69	2012
Sandra A. Cavanaugh	69	2018
Jeffrey D. Green	60	2020
Joanne R. Harrell	69	2022
James R. Mitchell, Jr., Lead Independent Director	74	2020
Nancy D. Pellegrino	67	2019
S. Craig Tompkins	73	2023

Under HomeStreet’s Bylaws, any director nominee’s eligibility to serve as a director of HomeStreet is subject to any required notification to, or approval, nonobjection or requirement of, the Board of Governors of the Federal Reserve System, the Washington State Department of Financial Institutions or any other regulatory entity having jurisdiction over HomeStreet.

The number of directors may be increased or decreased from time to time by HomeStreet’s board of directors, provided that a reduction in the number of directors may not shorten the term of an incumbent. HomeStreet’s Bylaws permit the board of directors to establish by resolution the authorized number of directors, which shall be between seven and 13 directors. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board may be filled solely by the affirmative vote of a majority of the remaining directors then in office, unless otherwise provided by law or by resolution of the board. All of HomeStreet’s director nominees, except for Mr. Mason, satisfy the definition of “independent director” under the corporate governance rules of Nasdaq.

Key Qualifications

The following table sets forth certain key qualifications and skills of the HomeStreet board of directors. The lack of a mark for a particular item does not mean that the director does not possess that qualification, characteristic, skill or experience. HomeStreet looks to each director to be knowledgeable in these areas; however, the mark indicates that the item is a particularly prominent qualification, characteristic, skill or experience that the director brings to HomeStreet’s board of directors. The HomeStreet board of directors’ composition reflects the board’s desire that directors have the broad expertise and perspective needed to govern HomeStreet’s business and strengthen and support senior management.

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Qualification	Mark Mason	Scott Boggs	Sandra Cavanaugh	Jeffrey Green	Joanne Harrell	James Mitchell Jr.	Nancy Pellegrino	S. Craig Tompkins
Financial Expertise Literacy	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Board Experience	✓	✓	✓	✓		✓	✓
Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓
Legal	✓					✓		✓
Capital Management	✓					✓		✓
Technology Cybersecurity	✓	✓	✓	✓	✓	✓	✓
Audit	✓	✓	✓	✓		✓		✓
Human Capital Management	✓		✓	✓	✓	✓	✓	✓
Marketing	✓		✓	✓	✓	✓	✓
Regulatory Risk Management	✓	✓	✓	✓	✓	✓	✓	✓
Business Development	✓		✓	✓	✓	✓	✓	✓
Business Operations	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Executive Experience	✓	✓	✓		✓	✓	✓	✓
Accounting	✓	✓		✓		✓
Industry Experience	✓		✓	✓	✓	✓	✓	✓

Upon recommendation of the Nominating and Governance Committee (the “N&G Committee”), the HomeStreet board of directors has nominated Mark K. Mason, Scott M. Boggs, Sandra A. Cavanaugh, Jeffrey D. Green, Joanne R. Harrell, James R. Mitchell, Jr., Nancy D. Pellegrino and S. Craig Tompkins for re-election to the HomeStreet board of directors with a one-year term set to expire at HomeStreet’s next annual meeting of shareholders to be held in 2025, provided that if the mergers are completed, HomeStreet will be merged out of existence and the terms of the directors will end. Biographical information about each of the nominees is contained below. A discussion of the qualifications, attributes and skills of each nominee that led HomeStreet’s board of directors and the N&G Committee to the conclusion that she or he should serve as a director appears following each of the director nominee biographies.

Mark K. Mason, Director, Chairman, Chief Executive Officer and President

Mr. Mason has been HomeStreet’s Chief Executive Officer (“CEO”) and a member of the HomeStreet board of directors and HomeStreet Bank’s Chairman of the Board and Chief Executive Officer since January 2010. He became Chairman of the Board of HomeStreet in March 2015 after serving as Vice Chairman of the Board since January 2010. Mr. Mason brings extensive business, managerial and leadership experience to HomeStreet’s board of directors. From 1998 to 2002, Mr. Mason was president, chief executive officer and chief lending officer for Bank Plus Corporation and its wholly owned banking subsidiary, Fidelity Federal Bank, where Mr. Mason also served as the chief financial officer from 1994 to 1995 and as chairman of the board of directors from 1998 to 2002. From February 2008 to October 2008, Mr. Mason also served as president of a startup energy company, TEFCO, LLC. He has served on the boards of directors of Hanmi Financial Corp., San Diego Community Bank and The Bjurman Barry Family of Mutual Funds. Mr. Mason is on the boards of directors of the Pacific Bankers Management Institute (the parent company of the Pacific Coast Banking School) and The Washington Bankers Association and is an advisory board member of Seattle University’s Albers School of Business and Economics. Mr. Mason is a certified public accountant (inactive) and holds a bachelor’s degree in business administration with an emphasis in accounting from California State Polytechnic University.

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Mr. Mason was selected to serve as a director because of his position as HomeStreet’s CEO and his significant experience as an executive officer, director of and consultant to other banks and mortgage companies, his credit and lending experience, finance and accounting education and experience and his relationships in the banking industry and the capital markets.

Scott M. Boggs, Director

Mr. Boggs joined HomeStreet Bank in 2006 as a member of its board of directors and became a director of HomeStreet in February 2012. Mr. Boggs served as the Lead Independent Director of the HomeStreet board of directors from March 2015 through June 2018. Prior to joining HomeStreet Bank’s board of directors, Mr. Boggs was employed by Microsoft Corporation from 1993 to 2003 where he served in a variety of positions, including vice president, corporate controller from 1998 to 2003. Mr. Boggs was also an adjunct professor for the Seattle University Albers School of Business and Economics, teaching accounting and information systems from 2004 until 2009. Mr. Boggs previously served as a trustee and chair of the audit committee and budget and investments committee of the Financial Executives Research Foundation from 2002 to 2008, as director, chair of the pension committee and a member of the audit committee of the Cascade Natural Gas Corporation from 2004 to 2007, and director, vice chair of audit committee and designated financial expert of the Safeco family of mutual funds from 2002 to 2004. He is a former member of the Seattle University Internal Audit Advisory Board, the King County Strategic Technology Advisory Council, the Seattle University Accounting Advisory Board and the Financial Executives International. Mr. Boggs started his career as a certified public accountant (currently inactive) with Deloitte, Haskins & Sells from 1977 to 1985, and he received his bachelor’s degree in accounting from the University of Washington.

Mr. Boggs was selected to serve as a director because of his significant accounting and financial experience, his accounting credentials and degree and his experience as a designated financial expert on audit committees.

Sandra A. Cavanaugh, Director

Ms. Cavanaugh joined the HomeStreet board of directors in May 2018. Ms. Cavanaugh has more than 30 years of experience in the financial services, banking and mutual fund industries. As president and CEO of U.S. Private Client Services of Russell Investments from January 2010 until her retirement in June 2016, Ms. Cavanaugh oversaw a $45 billion mutual fund business in the U.S. Prior to joining Russell Investments, Ms. Cavanaugh was an executive vice president at SunTrust Bank in 2009, and held senior executive positions at Washington Mutual/JP Morgan Chase from 2007 to 2009, including as president of WM Funds Distributor and Shareholder Services from 1997 to 2007. Ms. Cavanaugh also held various senior positions with AIM Mutual Funds, First Interstate Bank and American Savings Bank. Since her retirement from Russell Investments in 2016, Ms. Cavanaugh has provided consulting services to help financial services companies build and execute brand, product and distribution strategies. In addition to her executive career, Ms. Cavanaugh holds several board and advisory roles. She received her bachelor’s degree in history with a minor in business from California State University, Fresno and previously held active NASD/FINRA Securities Licenses Series 7, 24, and 53.

Ms. Cavanaugh was selected to serve as a director because of her executive management, human capital management, business and financial experience and her background as an expert in the financial services industry.

Jeffrey D. Green, Director

Mr. Green was appointed as a member of the HomeStreet board of directors in June 2020 to fill a vacancy on the HomeStreet board of directors. Mr. Green retired as the Financial Institutions National Practice leader and audit and client service Partner of Moss Adams LLP, a national accounting, tax, and advisory firm in December 2018, having served with the firm since 1990. From 2015 to 2018, Mr. Green was Moss Adams’ Financial Institutions National Practice Leader, and in that role, was responsible for that firm’s national financial institutions practice, covering accounting, auditing, internal control, and strategic issues facing publicly traded bank reporting companies, community banks, thrifts, and mortgage banking companies. From 2007 to 2015, Mr. Green was the Managing Partner of Moss Adams’ Everett, Washington practice office. Over his 31 year career

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in public accounting, Mr. Green gained significant experience working with the boards and audit committees of publicly traded banking and lending institutions while managing major client relationships across multiple markets. In those roles, Mr. Green developed expertise in complex accounting, auditing, internal control, financial reporting, and regulatory compliance matters. He holds a bachelor of science degree in business administration with a focus in accounting from Washington State University and is a certified public accountant and member of the Washington State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Mr. Green was selected to serve because of his background as an audit partner for companies in the financial institutions industry, expertise in commercial banking, professional qualifications, financial literacy and his qualification as an audit committee “financial expert”.

Joanne R. Harrell, Director

Ms. Harrell joined the HomeStreet board of directors in January 2022. From 2001 until her retirement in October 2021 as Senior Director, USA AI, Sustainability & Market Development Strategy at Microsoft Corporation, Ms. Harrell held various executive positions with Microsoft where she led teams in the sales, marketing and services disciplines focused on enterprise, public sector and original equipment manufacturing customers and partners. Ms. Harrell has served as a Regent for the University of Washington since 2009. Prior to joining Microsoft in 2001, Ms. Harrell was President and Chief Executive Officer of the United Way of King County, Washington and held various positions with US West Communications, Inc. and AT&T, Inc. Ms. Harrell holds a bachelor of arts degree in communications-advertising and a masters of business administration in marketing from the University of Washington.

Ms. Harrell was selected to serve as director because of her experience in the areas of marketing, sales, strategy, communications, community service and diversity, social responsibility, sustainability, public affairs and corporate citizenship, in addition to her extensive background in executive management.

James R. Mitchell, Jr., Director

Mr. Mitchell joined the HomeStreet board of directors in January 2020. Mr. Mitchell has worked in commercial banking for more than 40 years, including founding Puget Sound Bank in 2004, where he served as president and chief executive officer from inception until the merger of that bank with Heritage Bank in January 2018. He was also a member of the board of directors of Puget Sound Bank from 2004 through January 2018, serving as chairman of the board from 2004 through 2008. After the merger of Puget Sound Bank and Heritage Bank, Mr. Mitchell served as the market president for King County for Heritage Bank for the next year, until January 2019, and then as a consultant to Heritage Bank until January 2020. Prior to founding Puget Sound Bank, Mr. Mitchell served as a Senior Vice President at Sterling Bank, where he opened and grew the Seattle corporate banking office, from 2002 to 2004, and a Senior Vice President and team leader for the Seattle corporate banking team of U.S. Bank from 1990 through 2002. Mr. Mitchell served on the board of directors of the Washington Bankers Association from 2011 to 2018, the board of directors of the Western Bankers Association from 2015 to 2018, and the board of Bellevue LifeSpring, a nonprofit organization, from 2009 to 2017. Mr. Mitchell received his bachelor’s degree from Seattle University, a masters of business administration from the University of Washington and his juris doctorate from Southwestern University School of Law.

Mr. Mitchell was selected to serve as a director based on his knowledge of the banking industry, experience as a chief executive officer and director of a bank, and expertise in commercial banking.

Nancy D. Pellegrino, Director

Ms. Pellegrino joined the HomeStreet board of directors in October 2019. Ms. Pellegrino has more than 30 years of experience in the financial services, private banking, and wealth management industries. She served as a Managing Director and Regional CEO for Citi Private Bank from July 2010 through October 2013 and BNY Mellon Wealth Management from August 2000 through July 2010 where she served as Pacific Northwest

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President and Regional Director. She was also at Banc One Corp from June 1990 through June 2000, rising to the position of Senior Vice President and Regional Sales Director for the Midwest, prior to which she was a Vice President at Texas Commerce Bank Trust Company, which she joined in 1982. She also served on the board of directors of Puget Sound Bank from September 2014 until January 2018. Since her retirement from Citi Private Bank in 2013, Ms. Pellegrino is providing consulting services to individuals, teams and organizations drawing on her corporate and board leadership experience. She also serves on the boards of several nonprofit organizations, including the Fred Hutch Cancer Research Center Board of Ambassadors. She also has held numerous board leadership positions for a number of non-profit organizations including Fred Hutchinson Cancer Research Center and Woodland Park Zoo, where she is currently Director Emeritus, Ms. Pellegrino received her bachelor’s degree from Vanderbilt University in fine arts and is a graduate of the Northwestern University Graduate Trust School.

Ms. Pellegrino was selected to serve as a director because of her executive leadership, management, risk management and business experience in the financial services industry.

S. Craig Tompkins, Director

S. Craig Tompkins, Director. Mr. Tompkins joined the HomeStreet board of directors in May 2023. Since 2017, Mr. Tompkins has been the Executive Vice President and General Counsel of Reading International and has served in a variety of officer and director capacities with Reading and its predecessors (Craig Corporation, Citadel Holding Corporation and Reading Entertainment, Inc.) since February 1993. Prior to this, Mr. Tompkins was a partner at Gibson Dunn & Crutcher from 1984 to 1993 practicing as a corporate, securities and banking lawyer. Mr. Tompkins was a principal equity holder in and, between 2007 to 2017, served as the Executive Chairperson and from 2017 to 2022 as the Chairperson of Marshall & Stevens, Incorporated, a privately held valuation and consulting firm specializing in the valuation of real estate, business enterprises and alternative energy assets. From 1993 to 2006, Mr. Tompkins served as a director and as the Chairperson of the Audit Committee of G&L Realty (an NYSE REIT specializing in medical properties), and from 1998 to 2001 as a director and member of the Compensation Committee and of the Special Independent Committee of Fidelity Federal Bank, FSB. Mr. Tompkins is also the Chairperson and Chief Executive Officer of Kirtland Farms, Inc. (a Tompkins family-owned agricultural operation in Southern Oregon). Mr. Tompkins holds a bachelor of arts from Claremont McKenna College, and a juris doctorate from the Harvard Law School.

Mr. Tompkins was selected to serve as a director because of his executive leadership experience and his experience, including as a director, of companies in the financial services industry.

The HomeStreet board of directors unanimously recommends voting “FOR” the election of each of the eight director nominees.

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HOMESTREET CORPORATE GOVERNANCE AND OTHER MATTERS

As a bank holding company, HomeStreet believes it is important to foster an operating environment that articulates a strong focus on compliance and ethical standards, and the HomeStreet board of directors sets this tone from the top. The HomeStreet board of directors is actively engaged in designing, monitoring and enforcing compliance with high governance standards. The HomeStreet board of directors discusses its most important corporate governance policies and practices below. Each of the HomeStreet board of directors’ corporate governance policies is reviewed by the committee responsible for that policy and the full board at least annually, and more frequently if warranted.

Code of Ethics

The HomeStreet board of directors has established a code of ethics as defined under the Exchange Act, which applies to all directors, officers and employees of HomeStreet and its subsidiaries, including HomeStreet’s principal executive officer, principal financial officer and principal accounting officer or controller. A copy of HomeStreet’s Code of Business Conduct and Ethics (“Code of Ethics”) can be found on HomeStreet’s investor relations website: http://ir.homestreet.com.

Whistleblower Policy

In addition to HomeStreet’s Code of Ethics, HomeStreet maintains a whistleblower policy which is intended to provide guidance to employees, shareholders and others who may be aware of or concerned about potential violations of HomeStreet’s Code of Ethics or other forms of misconduct and wish to report such concerns to HomeStreet’s Ethics Compliance Officer, either directly or anonymously through HomeStreet’s whistleblower hotline or website.

HomeStreet has crafted its whistleblower policy to make clear it is committed to providing a confidential process by which individuals can raise questions and concerns about potential misconduct, including potential violations of law, regulation or company policy, and report potential misconduct while strictly prohibiting any attempt by any director, officer or employee of HomeStreet to identify whistleblowers or retaliate or attempt to retaliate against any whistleblower, anonymous or otherwise. Nothing in the policy is intended to prohibit or impede the reporting of alleged accounting irregularities or securities violations, or anything else covered by the Sarbanes-Oxley Act, the Dodd-Frank Act or any other applicable law directly to the SEC whether or not an initial report is made internally to HomeStreet.

HomeStreet provides information on how to access HomeStreet’s third-party whistleblower hotline, EthicsPoint, by telephone or through the Internet on both HomeStreet’s internal human resources website and HomeStreet’s external investor relations website at http://ir.homestreet.com.

At each regular meeting the Audit Committee discusses whistleblower reports, if any, with the Ethics Compliance Officer, including all new reports received since the last meeting, any ongoing whistleblower investigations, and the resolution of any closed investigation.

Principles of Corporate Governance

HomeStreet has adopted Principles of Corporate Governance, which can be found on HomeStreet’s investor relations website: http://ir.homestreet.com. Shareholders may request a free copy of the Principles of Corporate Governance by writing to Investor Relations, HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101.

Director Independence

The HomeStreet board of directors has determined that, with the exception of Mark K. Mason, HomeStreet’s Chairman of the Board and Chief Executive Officer, all of its members are “independent directors” as that term is defined in the listing standards of Nasdaq and, where applicable, the regulations adopted under Sections 10A and 10C of the Exchange Act. In the course of determining the independence of each nonemployee director,

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the HomeStreet board of directors considered the annual amount of HomeStreet’s sales to, or purchases from, any company where a nonemployee director serves as an executive officer as well as all other relevant facts and circumstances, including the director’s commercial, accounting, legal, banking, consulting, charitable and familial relationships.

HomeStreet Board Diversity

HomeStreet’s Principles of Corporate Governance include a commitment to diversity as a guideline for HomeStreet’s director nomination process. In particular, the guideline provides that the HomeStreet board of directors and N&G Committee “will actively seek to include highly qualified women and individuals from minority groups in the pool of candidates from which nominees for director positions are chosen, and in choosing between equally qualified candidates will give extra weight to diversity of the candidates.” The N&G Committee continues to consider diversity an important goal in board refreshment, consistent with the diversity expectations HomeStreet continues to hear from its shareholders in HomeStreet’s engagement process.

In connection with the HomeStreet shareholder meeting, the N&G Committee and the HomeStreet board of directors considered the diversity of the board as a whole and the diverse backgrounds and perspectives of each director nominee as one of several factors in its nomination process. HomeStreet’s board of directors is comprised of 38% of individuals who identify as women. The current composition of HomeStreet’s board of directors reflects HomeStreet’s ongoing commitment to diversity in the director nomination process.

HomeStreet Board Diversity Matrix (As of May 9, 2024):
Total Number of Directors: 8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: GENDER IDENTITY
Directors	3	5	—	—
Part II: DEMOGRAPHIC BACKGROUND
African American or Black	1	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

HomeStreet Board Assessment, Refreshment and Orientation Process

Each year, HomeStreet’s board of directors undertakes a formal self-evaluation process during which all members are asked to identify their areas of strength and expertise. The N&G Committee then aggregates this information into a report on the strength of the HomeStreet board of directors which includes, among other things, the skills matrix that HomeStreet includes in this proxy statement/prospectus. This assessment process, and especially the skills matrix, allows the N&G Committee to identify where there may be gaps in the overall skill set of the HomeStreet board of directors as a whole so that HomeStreet can, if necessary, undertake a search for qualified candidates who not only have senior-management level experience in public companies, financial institutions and banking and fit the stated goals for diversity in HomeStreet’s Principles of Corporate Governance, but can also help to broaden or deepen the skillset of HomeStreet’s board of directors.

HomeStreet’s board of directors believes it is in the best interests of HomeStreet’s shareholders to refresh HomeStreet’s board of directors membership on a regular basis by considering new director candidates who can bring a fresh or different perspective to the HomeStreet board of directors. HomeStreet has heard from its shareholders that they also value regular board refreshment measures.

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While board refreshment is important to bring new perspectives, HomeStreet’s board of directors has also implemented a formal onboarding and orientation process for new directors in order to maintain continuity and bring new directors up to speed with HomeStreet’s operations, corporate governance practices and overall strategy. The orientation is designed to help new directors contribute fully to their governance work on the HomeStreet board of directors as early in their tenure as possible. As a result of the process, directors are expected to understand: (1) their roles and responsibilities and time commitment to their governance work; (2) the current goals, opportunities and challenges facing HomeStreet; (3) major lines of business and the key leaders; (4) key initiatives and overall business strategy; (5) HomeStreet’s stakeholders; (6) how the directors’ own background, knowledge and skillsets can contribute to the HomeStreet board of directors’ work and HomeStreet’s goals; (7) the background, knowledge and skillsets of each of the other directors and key leaders of HomeStreet; (8) how board decisions are made; and (9) HomeStreet’s formal governing policies and practices. The onboarding and orientation process involves several meetings with the CEO, the lead independent director, standing committee chairpersons, a board mentor, key executives including the general counsel and other staff members. These meetings cover a broad array of topics including the strategic plan and planning process; HomeStreet’s vision values goals and culture; HomeStreet’s recent successes and challenges; charters of HomeStreet, its principal subsidiaries and various committees; board and executive compensation details and philosophies; recent CEO performance reviews; executive leadership and succession planning; organization charts; biographies; board development and training. Copies of key board documents are scheduled and provided in hard copy or by electronic access to each new member.

HomeStreet Board Leadership Structure

HomeStreet’s board of directors believes that it is in the best interests of HomeStreet and its shareholders for the HomeStreet board of directors to retain discretion to determine whether to separate the roles of Chairman of the Board and CEO based upon varying circumstances, and the majority of HomeStreet’s shareholders have supported this approach, voting against a proposal to require the separation of those roles at HomeStreet’s 2019 annual shareholder meeting. The HomeStreet board of directors is currently chaired by Mr. Mason, HomeStreet’s CEO, who is subject to re-appointment as Chairman of the Board each year by the HomeStreet board of directors. HomeStreet’s Principles of Corporate Governance provide that if the Chairman of the Board is an executive of HomeStreet, the independent directors shall elect a Lead Independent Director.

HomeStreet’s Bylaws and Principles of Corporate Governance provide a clear description of the role of the Lead Independent Director. The Lead Independent Director presides over all executive sessions of independent or non-management directors, and in the absence of the Chairman of the Board presides over shareholder meetings and board meetings; serves as the liaison between the Chairman and the independent directors; meets with the Chairman prior to all HomeStreet board meetings to review and discuss the agenda; and has the right to approve meeting agendas, meeting schedules and other information sent to the HomeStreet board of directors. The Lead Independent Director also serves as the primary point of contact (through the Corporate Secretary) for shareholders wishing to engage with the HomeStreet board of directors.

The HomeStreet board of directors maintains a Lead Independent Director to facilitate discussion, coordinate and reflect the views of the independent directors and, most importantly, to ensure that HomeStreet’s governance practices are aligned in the best interests of all shareholders. Mr. Mitchell was appointed Lead Independent Director by the independent directors of HomeStreet in 2023 and currently serves in that role. The HomeStreet board of directors reviews the appointment of HomeStreet’s Lead Independent Director position each year.

The HomeStreet board of directors believes that this leadership structure provides balance and currently is in the best interests of HomeStreet and its shareholders. The role given to the Lead Independent Director helps to ensure a strong, independent and active board, while Mr. Mason serving as the Chairman of the Board enables HomeStreet and the HomeStreet board of directors to continue to benefit from his skills and expertise, including his extensive knowledge of HomeStreet and its industry and his experience successfully navigating HomeStreet through both strong and challenging periods.

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The following table illustrates how responsibilities are delegated between the CEO and the Lead Independent Director:

Responsibility	Chairman/Chief Executive Officer	Lead Independent Director
Board Meeting	• Authority to call full meetings of the HomeStreet board of directors • Presides over meetings of the full HomeStreet board

•  Attends full meetings of the HomeStreet board

•  Presides over meetings of independent directors and non-management directors

•  Briefs Chairman on issues arising from executive sessions of independent directors

•  Presides over meetings of the HomeStreet board in the absence of the Chairman

•  Prepares minutes from executive sessions of independent directors for any HomeStreet board actions

Agenda	• Primary responsibility for shaping board agendas, consulting with the Lead Independent Director	• Collaborates with Chairman to set board agenda and provide the HomeStreet board with information • Approves agenda and meeting schedules to be sent to the HomeStreet board
Board Communications	• Communicates with all directors on key issues and concerns outside meetings of the HomeStreet board

•  Facilitates discussion among independent directors on key issues and concerns outside  meetings of the HomeStreet board, including contributing to the oversight of the Chairman and management succession planning

Shareholder Communications	• Primary spokesperson for HomeStreet in communications to shareholders	• Serves as liaison for shareholders who wish to communicate with the HomeStreet board (such communications to be sent through the Corporate Secretary)

HomeStreet Board Role in Risk Oversight

The HomeStreet board of directors, together with its committees and senior management, has oversight of HomeStreet’s risk management framework and is responsible for helping to ensure that HomeStreet’s risks are managed in a sound manner. The HomeStreet board of directors’ principal responsibility in this area is to oversee an enterprise-wide approach to risk management and ensure that sufficient resources, with appropriate technical and managerial skills, are provided throughout HomeStreet to identify, assess and facilitate processes and practices to address material risks. HomeStreet believes that the current leadership structure enhances the HomeStreet board of directors’ ability to fulfill this oversight responsibility, as the Chairman, in his role as CEO, is able to focus the board’s attention on the key risks HomeStreet faces.

In addition, the HomeStreet board of directors has delegated oversight of certain categories of risk to the Audit Committee, the Enterprise Risk Management (“ERM”) Committee, the Compensation Committee and the N&G Committee of the HomeStreet board of directors. The Audit Committee reviews and discusses with management significant financial and non-financial risk exposures and the steps management has taken to monitor, control and report such exposures. The ERM Committee oversees and assesses the adequacy of HomeStreet’s risk management framework, monitors compliance with the board-approved risk appetite measures and other key risk measures and oversees management of key risks not overseen by other committees of the HomeStreet board of directors, including legal, compliance and operational risks, information technology, information security

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and cybersecurity risks. The Compensation Committee oversees management of risks relating to HomeStreet’s compensation plans and programs. The N&G Committee oversees management of risks relating to HomeStreet’s nominating and corporate governance functions. The Audit Committee, the ERM Committee, the Compensation Committee and the N&G Committee report to the HomeStreet board of directors as appropriate on matters that involve specific areas of risk that each committee oversees, and with the HomeStreet board of directors, each committee periodically discusses with management HomeStreet’s policies with respect to risk assessment and risk management. The board of directors of HomeStreet’s primary subsidiary, HomeStreet Bank, also oversees certain risks specific to HomeStreet Bank, including credit, liquidity, interest rate and price risk, through various committees of the HomeStreet Bank board, including joint audit, ERM, Compensation and N&G committees as well as credit and finance committees.

ESG Oversight

At the HomeStreet board of directors level, the N&G Committee’s purpose, duties and responsibilities include oversight of HomeStreet’s human capital management and ESG programs, policies and practices. The N&G Committee’s oversight of HomeStreet’s ESG programs, policies and practices includes oversight of any climate-related programs, policies and practices, unless delegated to another committee of the HomeStreet board of directors. The N&G Committee’s specific duties and responsibilities with respect to ESG include monitoring and evaluating HomeStreet’s programs, policies and practices relating to ESG issues and making recommendations to the HomeStreet board of directors regarding HomeStreet’s overall strategy with respect to ESG matters. In addition, HomeStreet has established an ESG Management Steering Committee comprised of senior management members including the Chief Executive Officer. The purpose of the ESG Management Steering Committee is to assist the N&G Committee in fulfilling its oversight responsibilities with respect to ESG matters, which oversight responsibilities include oversight of climate-related matters, unless delegated to another committee of the HomeStreet board of directors. HomeStreet published its inaugural ESG report to its website in April 2023 and HomeStreet continues to examine the ESG topics that are most relevant to its business as it advances its ESG strategy.

Cybersecurity Risk Management

The HomeStreet board of directors oversees HomeStreet’s cyber risk management program through the ERM Committee which is tasked with oversight of risk issues, including cybersecurity and information security risks, and is comprised entirely of independent directors. HomeStreet’s Chief Information and Operations Officer and Chief Information Security Officer, who oversee HomeStreet’s information security program and HomeStreet’s vendor management program, have led the way to develop programs and policies designed to address and respond to security incidents and cyberattacks in order to protect and preserve the confidentiality, integrity and availability of information owned by, controlled by or in possession of HomeStreet and its vendors, including its proprietary, sensitive and confidential information and the information of its customers, employees and affiliates. These programs and policies are reviewed and updated on a regular basis, and the implementation of such programs and policies is overseen by those officers along with HomeStreet’s Information Security Program Office. Additional information about HomeStreet’s cybersecurity program can be found in HomeStreet’s Annual Report on Form 10-K for the year ended December 31, 2023 filed on March 6, 2024.

Employee Compensation Risk Management

HomeStreet’s management and the Compensation Committee have assessed the risks associated with HomeStreet’s compensation policies and practices for all employees, including non-executive officers. Based on the results of this assessment, HomeStreet does not believe that its compensation policies and practices for any employees, including non-executive officers, create excessive risks or risks that are reasonably likely to have a material adverse effect on it.

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HomeStreet Board Meetings and Committees

During the year ended December 31, 2023, the HomeStreet board of directors held 19 meetings. Each of HomeStreet’s directors attended or participated in 75% or more of the aggregate of the total number of meetings of the HomeStreet board of directors and the total number of meetings held by all committees of the HomeStreet board of directors on which that director served during the past fiscal year.

The HomeStreet board of directors has five standing committees: an Executive Committee, an Audit Committee, an ERM Committee, a Compensation Committee and a Nominating & Governance Committee.

Committee Memberships of Directors of HomeStreet, Inc.

The following table indicates the current membership of each committee.

Director	Executive Committee	Audit Committee	Nominating and Governance Committee	Compensation Committee	ERM Committee
Mark K. Mason, Chairman	Chair
Scott M. Boggs	✓	✓			✓
Sandra A. Cavanaugh	✓	✓	✓	Chair	✓
Jeffrey D. Green		Chair	✓
Joanne R. Harrell			Chair	✓	✓
James R. Mitchell, Jr.		✓	✓	✓
Nancy D. Pellegrino			✓	✓	Chair
S. Craig Tompkins			✓	✓	✓

HomeStreet Board Executive Committee

The Executive Committee of the HomeStreet board of directors is composed of at least three members of the HomeStreet board of directors, a majority of whom are required to be and are independent directors as determined by the HomeStreet board of directors. The Chairman of the HomeStreet board of directors serves as the Chair of the Executive Committee. The Executive Committee is delegated authority to act on behalf of the HomeStreet board of directors on certain matters that are not otherwise delegated to another committee of the board in between regularly scheduled board meetings. The Executive Committee is not authorized to take any action that cannot be delegated by the HomeStreet board of directors under Washington law and is also expressly not authorized to adopt any agreement for merger or consolidation, recommend to shareholders the sale, lease or exchange of all or substantially all of HomeStreet’s assets, recommend a dissolution of HomeStreet (or the revocation of a dissolution) to the shareholders, amend the Bylaws, elect officers, fill vacancies on the board, declare a dividend, or authorize the issuance of stock (other than pursuant to specific delegation from the board where the board has already approved the issuance and the Executive Committee is approving certain details of the issuance), all of which are expressly reserved to the full HomeStreet board of directors. The Executive Committee did not meet during the year ended December 31, 2023.

HomeStreet Board Audit Committee

HomeStreet’s Audit Committee is composed solely of independent directors as required by Nasdaq corporate governance standards, and each member of the Audit Committee meets the independence requirements set forth in all applicable Nasdaq corporate governance standards, including independence requirements for audit committee members, and Rule 10A-3 under the Exchange Act. The HomeStreet board of directors has determined that both Mr. Boggs and Mr. Green are qualified as an “audit committee financial expert.”

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HomeStreet’s board of directors has adopted a written Audit Committee charter that meets the requirements of the applicable Exchange Act rules and the applicable Nasdaq corporate governance standards. A copy of this charter can be found on HomeStreet’s investor relations website: http://ir.homestreet.com. Among other things, the Audit Committee charter requires the Audit Committee to:

•	oversee the financial reporting process on behalf of HomeStreet’s board of directors, review and discuss the audited financial statements, including significant financial reporting judgments, with management and HomeStreet’s auditors and report the results of its activities to the HomeStreet board of directors;

•	be responsible for the appointment, retention, compensation, oversight, evaluation and termination of HomeStreet’s auditors and review the engagement and independence of HomeStreet’s auditors;

•	review and approve non-audit services of HomeStreet’s independent registered public accounting firm;

•	review the adequacy of HomeStreet’s internal accounting controls and financial reporting processes;

•	approve and monitor HomeStreet’s internal audit plans and policies;

•	annually review the performance compensation and independence of HomeStreet’s Chief Audit Officer; and

•	annually evaluate the performance of the Audit Committee and assess the adequacy of the Audit Committee charter.

The Audit Committee meets jointly with the Audit Committee of HomeStreet Bank. The Audit Committee held eight meetings during the year ended December 31, 2023.

HomeStreet Board Audit Committee Report

As more fully described in the Audit Committee Charter, the Audit Committee, which consists solely of directors who satisfy applicable independence requirements of Nasdaq and SEC rules, is responsible for overseeing the integrity of HomeStreet’s financial reporting process, financial statements and internal accounting controls.

The Audit Committee is also directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm to perform quarterly reviews and an annual audit of the HomeStreet’s financial statements. Crowe LLP served as the HomeStreet’s independent registered public accounting firm for 2023 and conducted an audit of HomeStreet’s consolidated financial statements for fiscal year 2023.

In fulfilling its responsibilities, the Audit Committee has:

•	Reviewed and discussed the adequacy and effectiveness of HomeStreet’s internal controls over financial reporting with management and Crowe;
•	Reviewed and discussed HomeStreet’s critical accounting policies, practices, and estimates with management and Crowe;
•	Reviewed and discussed HomeStreet’s audited financial statements with management and Crowe;
•	Discussed with Crowe matters required by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC;
•	Received and reviewed the written disclosures and the letter from Crowe required by applicable requirements of the PCAOB regarding the independent accountant’s communications with the Audit Committee concerning independence, and has discussed with Crowe the independent accountant’s independence; and
•	Received and reviewed written communications from Crowe regarding their internal quality control procedures including the results of internal and peer reviews and PCAOB inspections.
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Based on its review and discussions, the Audit Committee recommended to the full HomeStreet board of directors that the audited consolidated financial statements for the year ended December 31, 2023 be included in HomeStreet’s 2023 Annual Report on Form 10-K filed with the SEC.

Submitted by the Audit Committee of the Board of Directors of HomeStreet, Inc.

Jeffrey D. Green, Chair

Scott M. Boggs

Sandra A. Cavanaugh

James R. Mitchell, Jr.

HomeStreet Board Enterprise Risk Management Committee

The membership of the ERM Committee is limited to persons who meet the independence standards established by Nasdaq corporate governance rules and is currently comprised solely of independent directors as defined by such rules. The ERM Committee of HomeStreet meets jointly with the ERM Committee of HomeStreet Bank, and together they oversee and assess the adequacy of HomeStreet’s tolerance and management of key enterprise-wide risks, including credit, interest rate, liquidity, price, operational, compliance/legal, strategic and reputational risks. The ERM Committee is also responsible for monitoring HomeStreet’s risk profile and exposure to various types of risks, including cybersecurity and information security risks, as well as reviewing management’s adherence to HomeStreet’s established risk management policies and benchmarks. As with other committees of HomeStreet, the ERM Committee is authorized to hire such independent experts as the committee may deem necessary or appropriate, and at present engages a cybersecurity and information security legal expert to help with oversight and assessment of HomeStreet’s risks in those areas. The ERM Committee is required to meet at least quarterly.

HomeStreet’s board of directors has adopted a written charter for the ERM Committee. A copy of this charter can be found on HomeStreet’s investor relations website: http://ir.homestreet.com. Among other things, this charter requires the ERM Committee to:

•	define, in conjunction with the HomeStreet board of directors and management, HomeStreet’s risk appetite and tolerances for risk for HomeStreet;

•	annually review and approve HomeStreet’s enterprise risk assessments as a component of HomeStreet’s strategic plan, including the capital plan;

•	monitor HomeStreet’s risk profile and ongoing and potential exposure to material risks of various types, including a review of HomeStreet’s overall capital adequacy and capacity within the context of the approved risk limits and actual results;

•	provide a forum for evaluating and integrating risk issues, processes and events arising within HomeStreet and its subsidiaries;

•	coordinate with various board committees a discussion of HomeStreet’s significant processes for risk assessment, risk management and actions taken by management to monitor, control and remediate risk exposures;

•	oversee compliance and fair lending practices, including:

•	review regulatory examinations and reports;

•	monitor the implementation of any corrective measures;

•	review and approve HomeStreet’s Compliance Management System, Fair Lending Policy and other compliance policies as deemed necessary;
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•	approve the initial appointment of the Chief Compliance Officer and Fair Lending Officer and ratify/affirm such appointment annually;

•	monitor the implementation of changes in significant regulation and the impact upon significant risk(s) throughout HomeStreet;

•	oversee information technology, and corporate security and physical security practices, including:

•	reviewing reports from management on technology and security risks; and

•	appointing the Security Officer and Chief Information Security Officer;

•	review and approve, at least annually, risk related policies; and

•	review the performance, compensation and independence of the Chief Risk Officer.

The ERM Committee held four meetings during the year ended December 31, 2023.

HomeStreet Board Compensation Committee

HomeStreet’s Compensation Committee is composed solely of independent directors under Nasdaq corporate governance rules, each of whom has also been determined to be independent pursuant to Rule 10C-1(b)(1) of the Exchange Act describing independence standards relating to members of a compensation committee. Although the Compensation Committee receives input from HomeStreet’s Chief Executive Officer, executive leadership and the Compensation Committee’s independent compensation advisor, the Compensation Committee makes its own independent determinations regarding executive officer compensation.

HomeStreet’s board of directors has adopted a written charter for the Compensation Committee that satisfies the applicable standards of Nasdaq Corporate Governance rules as to compensation committee requirements. A copy of this charter can be found on HomeStreet’s investor relations website: http://ir.homestreet.com. Among other things, this charter requires the Compensation Committee to:

•	oversee HomeStreet’s overall compensation structure, policies and programs, and assess whether HomeStreet’s compensation structure establishes appropriate incentives for management and employees;

•	review and approve the incentive plan arrangements as they are developed, added or modified for (1) the senior management team; (2) individual employees, including non-executive employees, whose activities may expose HomeStreet to material amounts of risk; and (3) groups of associates who are subject to the same or similar incentive compensation arrangements and who, in the aggregate, may expose HomeStreet to material amounts of risk, even if no individual associate is likely to expose HomeStreet to material risk;

•	review HomeStreet’s incentive compensation arrangements to determine whether they encourage excessive risk taking, and review and discuss at least annually the relationship between risk and management policies and practices and compensation, and evaluate compensation policies and practices that could mitigate such risk;

•	approve, amend or modify the terms of any compensation or benefit plan that does not require shareholder approval;

•	review and approve the corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO’s performance in light of those goals and objectives, and recommend to the independent directors the CEO’s compensation level based on this evaluation;

•	oversee, review and approve the evaluation of other executive officers, including the performance of executive officers in light of approved goals and objectives, and set the compensation of the other executive officers based on this evaluation review;
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•	periodically review and approve the companies included in the compensation peer group (the “Peer Group”) based on criteria the Compensation Committee deems appropriate;

•	review and approve the design of other benefit plans subject to HomeStreet board of directors’ approval pertaining to executive officers and employees;

•	review the compensation of directors for service on the board and its committees at least annually and recommend changes in compensation to the board of directors;

•	make recommendations to the HomeStreet board of directors with respect to HomeStreet’s incentive-compensation and equity-based compensation plans that are subject to the approval of the HomeStreet board of directors;

•	approve stock option and other stock incentive awards for executive officers;

•	monitor compliance by executive officers and directors with HomeStreet’s stock ownership guidelines requirements, if any;

•	review, approve and recommend to the HomeStreet board of directors, employment agreements and severance arrangements for executive officers, including change-in-control provisions, plans or agreements, which includes the ability to adapt, amend and terminate such agreements or arrangements;

•	to the extent applicable, review and discuss with management HomeStreet’s Compensation Discussion and Analysis and related disclosures, recommend to the HomeStreet board of directors based on the review and discussions whether the Compensation Discussion and Analysis should be included in the annual report and proxy statement, and prepare the compensation committee report required by SEC rules for inclusion HomeStreet’s annual report and proxy statement; and

•	review succession plans relating to positions held by Executive Vice Presidents and make recommendations to the HomeStreet board of directors regarding the selection of individuals to fill these positions.

The Compensation Committee meets jointly with the Compensation Committee of the board of directors of HomeStreet Bank. The Compensation Committee held ten meetings during the year ended December 31, 2023.

Interaction with Consultants

Pursuant to its charter, the Compensation Committee has the authority, in its sole discretion, to select, retain and obtain the advice of a compensation consultant, legal counsel or other advisors. The Compensation Committee sets the compensation and oversees the work of any compensation consultant, legal counsel or other advisors. HomeStreet is required to provide appropriate funding, as determined by the Compensation Committee for payment of compensation to its compensation consultants, legal counsel and any other advisors.

The Compensation Committee has retained Pearl Meyer & Partners (“Pearl Meyer”) as its independent executive compensation consultant. None of HomeStreet’s management participated in the Compensation Committee’s decision to retain Pearl Meyer. Pearl Meyer reports directly to the Compensation Committee and the Compensation Committee may replace Pearl Meyer or hire additional consultants at any time. Pearl Meyer attends meetings of the Compensation Committee, as requested, and communicates with the Chair of the Compensation Committee between meetings; however, the Compensation Committee makes all decisions regarding the compensation of HomeStreet’s executive officers.

Pearl Meyer provides various executive compensation services to the Compensation Committee with respect to HomeStreet’s executive officers and other key employees pursuant to a written consulting agreement with the Compensation Committee. The services Pearl Meyer provides under the agreement include advising the Compensation Committee on the principal aspects of HomeStreet’s executive compensation program, evolving

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best practices given HomeStreet’s particular circumstances, and providing market information and analysis regarding the competitiveness of HomeStreet’s program design and HomeStreet’s award values in relationship to its performance.

The Compensation Committee regularly reviews the services provided by its outside consultants and believes that Pearl Meyer is independent in providing executive compensation consulting services. The Compensation Committee periodically monitors HomeStreet’s relationship with Pearl Meyer with regard to, among other things, the requirements of Nasdaq rules related to the selection and assessment of conflicts of interest pertaining to compensation consultants and determined that Pearl Meyer’s work for the Compensation Committee did not raise any conflicts of interest.

HomeStreet Board Nominating and Governance Committee

The N&G Committee has the authority to establish and implement HomeStreet’s corporate governance practices, nominate individuals for election to the HomeStreet board of directors, evaluate and oversee issues related to management of human capital resources, among other things. Beginning in 2021, the N&G Committee receives reports from HomeStreet’s Community Relations and Diversity Equity & Inclusion Officer at least two times a year to increase oversight of and involvement in the management of HomeStreet’s human capital resources.

HomeStreet’s board of directors has adopted a written charter for the N&G Committee that satisfies the applicable standards of Nasdaq Corporate Governance rules as to nominating committee requirements. A copy of this charter can be found on HomeStreet’s investor relations website: http://ir.homestreet.com. Among other things, this charter requires the N&G Committee to:

•	develop and recommend to the HomeStreet board of directors criteria for identifying and evaluating director candidates;

•	identify, review the qualifications of, and recruit candidates for election to the HomeStreet board of directors;

•	assess the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the HomeStreet board of directors and appointment to one or more committees of the board;

•	periodically review the procedures for the consideration of board candidates recommended for the N&G Committee’s consideration by HomeStreet’s shareholders contained in HomeStreet’s Shareholder Engagement Procedures and Practices and recommend any changes to such procedures to the HomeStreet board of directors;

•	recommend to the HomeStreet board of directors HomeStreet’s candidates for election or reelection to the board at each annual meeting of shareholders;

•	recommend to the HomeStreet board of directors candidates to be elected by the board as necessary to fill vacancies and newly created directorships;

•	develop and recommend to the HomeStreet board of directors a set of corporate governance principles, and annually review and recommended changes as appropriate to such principles;

•	review and recommend changes as appropriate to the HomeStreet board of directors in the Code of Ethics, and biannually review this code;

•	make recommendations to the HomeStreet board of directors concerning the structure, composition and functioning of the board and its committees;

•	recommend to the HomeStreet board of directors candidates for appointment to board committees and consider periodically rotating directors among the committees;
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•	review and recommend to the HomeStreet board of directors retirement and other tenure policies for directors;

•	review directorships in other public companies held by or offered to directors and senior officers of HomeStreet;

•	review and assess the channels through which the HomeStreet board of directors receives information, and the quality and timeliness of the information received;

•	develop and oversee an orientation program for new directors and a continuing education program for all directors and review and revise such programs as appropriate;

•	oversee the evaluation of the HomeStreet board of directors and its committees;

•	monitor and evaluate HomeStreet’s programs, policies and practices and relevant risks and opportunities relating to ESG issues and related disclosures, and make recommendations to the HomeStreet board of directors regarding HomeStreet’s overall strategy with respect to ESG matters;

•	oversee HomeStreet’s engagement with proxy advisory firms and other stakeholders on ESG matters and review shareholder proposals submitted to HomeStreet that are within the purview of the N&G Committee; and

•	review with management HomeStreet’s practices, policies and strategies relating to human capital management, including but not limited to practices, policies and strategies regarding recruiting, talent development and retention, culture, diversity, equity and inclusion and human health and safety.

The N&G Committee charter allows the committee to delegate its duties and responsibilities related to nomination and corporate governance to a subcommittee of the N&G Committee that consists of not less than two members of the N&G Committee.

The N&G Committee held six meetings during the year ended December 31, 2023.

Process for Recommending Candidates for Election to the HomeStreet Board of Directors

The N&G Committee is responsible for, among other things, determining the criteria for membership to the HomeStreet board of directors and recommending candidates for election to the HomeStreet board of directors. It is the policy of the N&G Committee to consider recommendations for candidates to the HomeStreet board of directors from shareholders. Shareholder recommendations for candidates to the HomeStreet board of directors must be directed in writing to HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101, Attention: General Counsel and Corporate Secretary, and must include the candidate’s name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and HomeStreet within the last three years and evidence of the nominating person’s ownership of HomeStreet’s common stock. Such recommendations must also include a statement from the recommending shareholder in support of the candidate, particularly within the context of the criteria for membership of HomeStreet’s board of directors, including issues of character, judgment, diversity, age, independence, background, skills, expertise, corporate experience, length of service, other commitments and the like, personal references, and an indication of the candidate’s willingness to serve. Nominees for HomeStreet’s board of directors must also meet any approval requirements set forth by HomeStreet’s regulators.

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The N&G Committee regularly reviews the current composition and size of the HomeStreet board of directors. The N&G Committee’s criteria and process for evaluating and identifying the candidates that it recommends to the full board for selection as director nominees are as follows:

•	In its evaluation of director candidates, including the members of the HomeStreet board of directors eligible for re-election, the N&G Committee seeks to achieve a balance of knowledge, experience and capability on the board and considers (1) the current size and composition of the board and the needs of the board and the respective committees of the board, (2) such factors as issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like, and (3) such other factors as the N&G Committee may consider appropriate.

•	In addition to the criteria listed above, the HomeStreet board of directors and the N&G Committee have made HomeStreet’s commitment to diversity on the board a priority. HomeStreet’s Principles of Corporate Governance include a mandate that the N&G Committee actively seek to include highly qualified women and individuals from minority groups in the pool of candidates from which nominees for director positions are chosen, and in choosing between equally qualified candidates to give extra weight to the diversity of the candidates.

•	While HomeStreet has not established specific minimum qualifications for director candidates, it believes that candidates and nominees must reflect a board that is comprised of directors who: (1) are predominantly independent, (2) are of high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business or technology, including their understanding of HomeStreet’s business in particular, (4) have qualifications that will increase the overall effectiveness of the board and (5) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members. The N&G Committee evaluates all nominees appropriately submitted, regardless of source of recommendation, using the same rigorous evaluation process and criteria.

•	With regard to candidates who are properly recommended by shareholders or by other means, the N&G Committee will review the qualifications of any such candidate, which review may, in the N&G Committee’s discretion, include interviewing references for the candidate, direct interviews with the candidate, requesting additional information to be shared with HomeStreet’s regulators or other actions that the N&G Committee deems necessary or proper.

•	In evaluating and identifying candidates, the N&G Committee has the authority to retain and terminate any third-party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.

•	The N&G Committee will apply these same principles when evaluating board candidates who may be elected initially by the full board to fill vacancies or add additional directors prior to the annual meeting of shareholders at which directors are elected.

•	After completing its review and evaluation of director candidates, the N&G Committee recommends the director nominees to the full board.

Attendance at Annual Meetings of Shareholders by the HomeStreet Board of Directors

HomeStreet’s Principles of Corporate Governance provide that, absent unusual circumstances, HomeStreet’s directors are expected to attend the HomeStreet shareholder meeting. All eight of HomeStreet’s directors then serving on HomeStreet’s board of directors virtually attended HomeStreet’s 2023 annual meeting of shareholders.

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Insider Trading Policy and Rule 10b5-1 Trading Plans

HomeStreet has adopted an Insider Trading Policy applicable to HomeStreet’s directors, officers, employees and consultants. HomeStreet’s Insider Trading Policy prohibits, among other things, short-term trading, short sales, transactions involving derivative securities relating to HomeStreet’s common stock and hedging transactions. Under HomeStreet’s Insider Trading Policy, directors, officers, employees and consultants are prohibited from trading in HomeStreet stock when in possession of material nonpublic information about HomeStreet. Furthermore, HomeStreet’s Insider Trading Policy includes guidelines regarding the use of Rule 10b5-1 trading plans which require them to be compliant with Rule 10b5-1, as amended.

Contacting the HomeStreet Board of Directors

HomeStreet’s board of directors has adopted the HomeStreet, Inc. Shareholder Engagement Practices and Procedures, a copy of which can be found on HomeStreet’s investor relations website: http://ir.homestreet.com. Shareholders who desire to contact HomeStreet’s non-employee directors may do so by writing HomeStreet’s Corporate Secretary at HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101 or by sending an email to corporatesecretary@homestreet.com.

Shareholders can also communicate with independent directors as a group through HomeStreet’s investor relations website at http://ir.homestreet.com; by email at ir@homestreet.com; or by mail to the attention of the Independent Directors c/o the Corporate Secretary at HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101. Any communications so received will be collected and organized by the Corporate Secretary and will periodically, but in any event prior to each regularly scheduled board meeting, be reported and/or delivered to the independent directors.

HomeStreet’s Corporate Secretary receives these communications unfiltered by HomeStreet, forwards communications to the HomeStreet board of directors, individual directors or the appropriate committee of the HomeStreet board of directors and facilitates an appropriate response. The board will generally respond, or cause HomeStreet to respond, in writing to bona fide communications from shareholders addressed to one or more directors. The Corporate Secretary will not forward spam, junk mail, mass mailings, customer complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate materials to the HomeStreet board of directors or any directors. Correspondence relating to certain of these matters such as customer issues may be distributed internally for review and possible response.

Please note that requests for investor relations materials should be sent to ir@homestreet.com.

HomeStreet Director Compensation

Non-Employee Director Compensation

All directors of HomeStreet also serve as directors of HomeStreet Bank. HomeStreet believes that HomeStreet’s overall non-employee director compensation program is reasonable and appropriate based on HomeStreet’s review of peer group financial institution data and the data provided by Pearl Meyer, the Compensation Committee’s independent external compensation consultant.

For the first half of 2023, HomeStreet’s non-employee directors were paid an annual retainer of $90,000 ($45,000 for the six-month period), with a minimum of 50% of that fee being paid in fully vested stock (subject to any individual director’s election to receive more of the fees in fully vested stock, up to 100% of all fees). Committee chairs of the Compensation Committee, N&G Committee, Audit Committee and ERM Committee earned an additional $15,000 annual retainer ($7,500 for the six-month period). Chairs of the Bank’s Finance Committee and Credit Committee earned an additional $10,000 annual retainer ($5,000 for the six-month period). The Lead Independent Director received an additional annual retainer of $30,000 ($15,000 for the six-month period). Each non-employee director also earned a fee of $500 per committee meeting attended for all committees

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(or $250 in the case of short, telephonic meetings) other than the Executive Committee. Members of the Executive Committee were paid an additional annual retainer of $10,000 ($5,000 for the six-month period) for their service on that committee in lieu of per-meeting fees.

For the second half of 2023, HomeStreet’s non-employee directors were paid an annual retainer of $130,000, with $60,000 in cash and $70,000 in stock ($65,000 for the six-month period, with $30,000 in cash and $35,000 in stock). Committee chairs of the Compensation Committee, N&G Committee and ERM Committee earned an additional $15,000 annual retainer ($7,500 for the six-month period). The Audit Committee chair earned an additional $20,00 annual retainer ($10,000 for the six-month period). Chairs of the Bank’s Finance Committee and Credit Committee earned an additional $10,000 annual retainer ($5,000 for the six-month period). The Lead Independent Director received an additional annual retainer of $30,000 ($15,000 for the six-month period). Members of the Executive Committee were paid an additional annual retainer of $10,000 ($5,000 for the six-month period). No per meeting fees were paid for the second half of 2023.

For the first half of 2023, annual retainer fees were paid one-half in cash and one-half in fully vested stock, subject to any individual director’s election to receive more than 50% of such fees in stock. Meeting fees were paid in cash, subject to any individual director’s election to receive any portion of such fees in fully vested stock. For the second half of 2023, the additional retainer fees were paid one-half in cash and one-half in fully vested stock.

All fees are paid on a quarterly basis, and fees that are paid in fully vested stock or deferred stock awards are granted under the Amended and Restated 2014 Equity Incentive Plan (the “2014 Plan”). The number of shares or deferred stock awards granted in 2023 was determined based on dividing the amount of fees to be paid by the average price of HomeStreet’s common stock over the prior 20 trading days. HomeStreet believes this approach reduces volatility in award levels based on daily stock price fluctuations.

Prior to the expiration of the 2014 Plan on March 12, 2024, directors were able to elect to receive some or all of their stock compensation in the form of fully vested deferred stock awards that are settled upon the termination of their service on the HomeStreet board of directors or at another future date of the director’s choosing. None of the directors made such an election for 2023 or 2024 director fees, and following the expiration of the 2014 Plan, all future director fees, including all annual retainer fees will be paid to directors in cash.

Director Stock Ownership Guidelines

HomeStreet’s Principles of Corporate Governance contain stock ownership guidelines pursuant to which each non-executive director is expected to own shares of HomeStreet common stock totaling at least three (3) times the annual retainer fee, valued at the closing price of the common stock on the date of acquisition, (the “Minimum Ownership Level”) at all times from and after the third anniversary of such director’s appointment or election to the board until the end of such director’s service to HomeStreet as a director. Directors are not required to acquire additional stock to increase their holdings to the Minimum Ownership Level in the event of a decline in the stock value. However, if a sale or other transfer from a director’s account results in the director owning less than the Minimum Ownership Level in shares of HomeStreet common stock, the director is then required to re-establish his or her Minimum Ownership Level. Stock received by non-executive directors as part of their director compensation may be counted toward the accumulation of the Minimum Ownership Level. As of April 11, 2024, all directors who have been on the HomeStreet board of directors for three years or more are in compliance with HomeStreet’s stock ownership guidelines, measured based on the annual retainer fee paid to directors in 2023.

Compensation for Employee Directors

Employee directors do not receive compensation for serving on HomeStreet’s board of directors. Accordingly, Mark K. Mason, who serves as Chairman and is an executive of HomeStreet, is not paid any additional retainer or compensation for his services as a director and Chairman.

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2023 Director Compensation Table

The following table shows the compensation earned by HomeStreet’s non-employee directors for 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2) (3)	Total ($)
Scott M. Boggs	68,285	65,483	133,768
Sandra A. Cavanaugh	72,866	70,553	143,419
Jeffrey A. Green	69,516	66,237	135,753
Joanne R. Harrell(1)	40,775	91,227	132,002
James R. Mitchell, Jr.	78,056	74,511	152,567
Mark R. Patterson(4)	33,140	27,882	61,022
Nancy D. Pellegrino	65,948	63,637	129,585
S. Craig Tompkins(5)	35,591	39,558	75,149

(1)	Ms. Harrell elected to receive $26,000 of her cash fees in fully vested stock grants.
(2)	The amounts shown represent the aggregate grant date fair value for the stock awards granted in fiscal 2023.
(3)	Stock awards granted to non-employee directors in fiscal 2023 consist of shares of common stock granted quarterly to HomeStreet’s non-employee directors as part of their individual annual retainer.
(4)	Retired from his service as a director in May 2023.
(5)	Joined the board in May 2023.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires HomeStreet’s directors, executive officers and persons who beneficially own more than 10% of HomeStreet’s common stock to file with the SEC reports of ownership regarding the common stock and other HomeStreet equity securities. In January 2024, each of the following had one Form 4 that was not timely filed: John Michel (vesting of RSUs and one transaction relating to an RSU award), Diane Novak, David Parr, Paulette Lemon and Darrell Van Amen (vesting of restricted stock and share withholding for payment of taxes relating to RSU vesting and one transaction relating to an RSU award), in each case due to third party system difficulties.

Certain Relationships and Related Transactions

In addition to the compensation arrangements with directors and executive officers described in “Corporate Governance and Other Matters — Director Compensation” above and “2023 Executive Compensation Program” below, the following is a description of each transaction since January 1, 2023, and each proposed transaction in which:

•	HomeStreet has been or is to be a participant;
•	the amount involved exceeds or will exceed $120,000; and
•	any of HomeStreet’s directors, executive officers or beneficial holders of more than 5% of HomeStreet capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than a tenant or employee), had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which HomeStreet has been or will be a participant.

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Loans

From time to time, HomeStreet Bank makes loans to directors, executive officers, principal shareholders, and their related interests (collectively, “insiders”) in the ordinary course of business. These loans, other than loans to immediate family members not living in the director, officer or principal shareholder’s home, are subject to the Federal Reserve Board’s Regulation O, which requires that they be made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for non-insiders. Regulation O generally defines a principal shareholder as a person that directly or indirectly or acting through or in concert with one or more other persons, owns, controls or has the power to vote more than 10% of any class of voting shares. While loans to immediate family members not living in the director, officer, or principal shareholder’s home are not subject to Regulation O, HomeStreet Bank’s Corporate Compliance department reviews these loans to ensure they meet the same qualifications listed above. All such loans originated in 2023 comply with these provisions and do not involve more than the normal risk of collectability or present other features unfavorable to us.

Home Loans to Employees, Officers, and Directors Program

As a benefit of employment, HomeStreet Bank offers reduced closing costs to certain employees under the Home Loans to Employees, Officers, & Directors program. This program is offered to all permanent HomeStreet employees working 20 hours or more (“eligible employees”) for the financing of the employee’s primary or secondary residence. Employees may receive the closing cost credit on eligible home loan transactions once every 12 months. The amount of credit received depends upon the size and type of loan. Employee loan applications must meet HomeStreet Bank’s normal underwriting standards, and with the exception of discounted fees where applicable, the loan terms are the same as loans to members of the public. The same documentation requirements, including appraisal, credit report, and other third-party documentation, apply. The Home Loans to Employees, Officers, & Directors program is permissible under Regulation O, due to the fact that it is widely available to employees and does not give preference to the insider over other applicants.

Under HomeStreet Bank’s Related Person Transaction Policies and Procedures, if a loan to an insider or a related person has any terms or conditions not available to the general public, such as an employee discount, approval by the audit committees of the HomeStreet board of directors and Bank board of directors is required. If the loan amount is less than $1 million, the chair of the audit committee of the HomeStreet board of directors has the authority to pre-approve the transaction.

No loans were originated under the Home Loans to Employees, Officers, & Directors program during the year ended December 31, 2023.

Indemnification Agreements

HomeStreet has entered into indemnification agreements with all of its current and former directors and certain of HomeStreet’s current and former executive officers, including Messrs. Mason, Michel and Endresen. Subject to certain limitations, these agreements require HomeStreet to indemnify these individuals to the fullest extent permitted under applicable law against liabilities that may arise by reason of their service to HomeStreet, and to advance expenses incurred as a result of any proceedings against them as to which they could be indemnified.

Availability of the Form 10-K and Other Filings

Copies of HomeStreet’s Form 10-K for the year ended December 31, 2023 may be obtained without charge by writing to Investor Relations, HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101. This proxy statement/prospectus, HomeStreet’s 2024 Annual Report and other proxy materials are also available on www.proxyvote.com and on the following cookies-free website that can be accessed anonymously at http://ir.homestreet.com/sec-filings/proxy-materials/default.aspx. The SEC maintains a website located at www.sec.gov that also contains this information. The information on HomeStreet’s website and the SEC’s website are not part of this proxy statement/prospectus.

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Shareholder Proposals and Director Nominations

For inclusion in HomeStreet’s 2025 proxy materials:  In the event there is an annual meeting of HomeStreet in 2025, to be considered for inclusion in the proxy materials for the 2025 annual meeting of shareholders (the “2025 Annual Meeting”) under Rule 14a-8 of the Exchange Act, proposals must be received by HomeStreet’s Corporate Secretary no later than January 16, 2025, and must comply will all applicable requirements of Rule 14a-8 of the Exchange Act.

To be brought before an annual meeting of shareholders: In addition, HomeStreet’s Bylaws establish an advance notice procedure for shareholders who wish to present certain matters before an annual meeting of shareholders. In general, nominations for the election of directors may be made (1) by or at the direction of the Board, or (2) by a shareholder of HomeStreet entitled to vote at such meeting who has delivered written notice to HomeStreet’s Corporate Secretary at HomeStreet’s principal executive offices within the Notice Period (as defined below), who was a shareholder at the time of such notice and as of the record date, and whose notice is in accordance with the procedures set forth in HomeStreet’s Bylaws.

HomeStreet’s Bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting given by or at the direction of the HomeStreet board of directors, (2) properly brought before the meeting by or at the direction of the HomeStreet board of directors or (3) properly brought before the meeting by a shareholder who has delivered written notice to HomeStreet’s Corporate Secretary at HomeStreet’s principal executive offices within the Notice Period (as defined below), who was a shareholder at the time of such notice and as of the record date, and whose notice complies with HomeStreet’s Bylaws.

Except as otherwise provided by law, HomeStreet’s Articles of Incorporation or HomeStreet’s Bylaws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in compliance with HomeStreet’s Bylaws, and if any proposed nomination or business is not in compliance with HomeStreet’s Bylaws, to declare that such proposal or nomination shall be disregarded.

The “Notice Period” is defined as that period not earlier than 5:00 pm Pacific Time on the 120 day and not later than 5:00 pm Pacific Time on the 90th day prior to the first anniversary of the preceding year’s annual meeting. As a result, the Notice Period for the 2025 annual meeting of shareholders will start on February 18, 2025, and end on March 20, 2025. HomeStreet’s Bylaws contain different notice submission date requirements in the event HomeStreet’s annual meeting is held more than 30 days before or 60 days after June 18, 2025.

In addition, shareholders who intend to solicit proxies in support of director nominees other than HomeStreet’s nominees must comply with the additional requirements of Rule 14a-19(b). If a shareholder who has notified HomeStreet of his or her intention to appear in person or by a representative at the meeting to propose the business specified in the notice at an annual meeting of shareholders does not appear to present his or her proposal at such meeting, HomeStreet need not present the proposal for vote at such meeting.

A copy of the full text of HomeStreet’s Bylaws may be obtained by writing to HomeStreet’s Corporate Secretary at HomeStreet’s principal executive offices or by accessing HomeStreet’s filings on the SEC’s website at www.sec.gov.

Proposal No. 5 – Advisory (Non-Binding) Vote on Executive Compensation

Overview

As required pursuant to Section 14A of the Exchange Act, HomeStreet is asking the HomeStreet shareholders to indicate their support for the named executive officer compensation for 2023 as described in this proxy statement/prospectus. This proposal, commonly known as a “say-on-pay” proposal, gives HomeStreet’s shareholders the opportunity to express their views on the compensation of the named executive officers each year. This vote is not intended to address any specific item of compensation, but rather the overall compensation

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of the named executive officers and HomeStreet’s compensation philosophy, policies and practices for named executive officers described in this proxy statement/prospectus. In accordance with the requirements of the SEC, HomeStreet is providing you the opportunity, as a shareholder, to endorse or not endorse HomeStreet’s executive pay program through the following non-binding resolution:

“RESOLVED, that the compensation paid to the named executive officers for 2023, as described in the compensation tables and related materials included in this proxy statement/prospectus, is hereby approved.”

HomeStreet believes that its compensation policies and procedures are strongly aligned with the long-term interests of the HomeStreet shareholders. HomeStreet’s compensation program is designed to motivate HomeStreet’s leaders to contribute to the achievement of financial goals and to focus on long-term value creation for HomeStreet shareholders. For more information, HomeStreet invites you to consider the details of its executive compensation provided under “2023 Executive Compensation Program” on page 164 of this proxy statement/prospectus. That section provides you with information about the structure of HomeStreet’s executive compensation and the objectives that the compensation program is intended to achieve.

HomeStreet currently conducts annual advisory votes on named executive officer compensation, and if the mergers are not completed, expects to conduct the next advisory vote at HomeStreet’s 2025 annual meeting of shareholders. Because your vote is advisory, it will not be binding upon the HomeStreet board of directors. However, HomeStreet values the opinions that HomeStreet shareholders express in their votes and will consider the outcome of the vote should there be any future consideration of executive compensation arrangements.

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2023 EXECUTIVE COMPENSATION PROGRAM

Base Salary

Base salary represents annual fixed compensation and is a standard element of compensation necessary to attract and retain executive leadership talent. In making base salary decisions, the Compensation Committee considers the CEO’s recommendations, as well as each NEO’s position and level of responsibility within HomeStreet. The Compensation Committee also takes into account factors such as the NEO’s individual performance, experience, contributions and length of service, and relevant market data. The Compensation Committee determined the appropriate annual base salary rate, effective March 2023, for each NEO as follows:

NEO	2023 Base Salary ($)	2022 Base Salary ($)	% Adjustment (1)
Mark K. Mason	830,180	798,252	4.0%
John M. Michel	475,150	456,820	4.0%
William D. Endresen	417,768	401,700	4.0%

(1)	HomeStreet took a stratified approach to merit increases for all employees in 2023. This approach was based, in part, on actions taken by competitors in HomeStreet’s markets and in part based on responses to inflationary pressures. The stratification provided merit increase opportunities based on annualized base pay levels, with merit increase opportunities ranging from 4% for senior roles to 8% for entry level roles. All NEOs received a 4% adjustment, the minimum level of adjustment.

Annual Cash Incentives

All of HomeStreet’s NEOs are eligible to receive incentive awards, which are intended to focus executives on short-term financial and strategic goals that are designed to contribute to long-term value.

Mr. Mason and Mr. Michel, the non-commissioned NEOs, are eligible to participate in the Annual Incentive Plan, which provides an opportunity to receive an annual incentive award that is contingent on achieving pre-defined annual corporate objectives, as well as individual goals which target their respective areas of responsibility. Mr. Endresen is eligible for annual incentive awards under a separate arrangement, which provides for incentive payout opportunities based on business unit performance results.

Annual Incentive Plan Awards

The Annual Incentive Plan provided the non-commissioned NEOs with the opportunity to earn a performance-based annual cash incentive award. Actual bonus payouts depend on the achievement of pre-established performance objectives and can range from 0% to 150% of target award amounts.

Target annual incentive opportunities are expressed as a percentage of base salary and were established by the Compensation Committee for 2023 based on the NEO’s level of responsibility and his ability to impact overall results. The Compensation Committee also considers comparable market data in setting target award amounts. The 2023 target award opportunities in terms of percentage of salary for the non-commissioned NEOs were as follows:

Non-Commissioned NEO(1)	Target Opportunity as % of Base Salary
Mark K. Mason	75%
John M. Michel	60%

(1)	The target opportunities for Messrs. Mason and Michel were unchanged from the 2022 levels.
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Actual awards for the CEO are assessed by the Compensation Committee based on performance against corporate financial goals and individual performance. Actual awards for the other non-commissioned NEO, Mr. Michel, are based on the achievement of corporate or business unit financial goals and individual performance objectives as assessed and recommended by the CEO and approved by the Compensation Committee. For 2023, the Compensation Committee established the following balance between corporate and individual goals:

Non-Commissioned NEO	Corporate Goals Weight	Individual Goals Weight
Mark K. Mason	80%	20%
John M. Michel	80%	20%

Corporate Performance Goals, Metrics and Results

In 2023, corporate performance measured against HomeStreet’s 2023 strategic plan was the basis for awards. The target level, thresholds and maximums were established by the HomeStreet board of directors based on the 2023 strategic plan. Any performance results below the threshold would result in no payout. Performance results between threshold and target and between target and maximum would be calculated on a straight-line interpolation basis.

Below are the performance measures used for 2023:

•	Core ROAA: Defined as net income, adjusted to exclude any non-core items such as goodwill impairment charges and merger expenses.

•	Core ROATE: Defined as net income, excluding any amortization of intangible assets and adjusted to exclude any non-core items such as goodwill impairment charges and merger expenses, as a percentage of total average tangible equity, which is average equity less average intangible assets.

•	Efficiency Ratio: Defined as noninterest expenses, adjusted to exclude any nonrecurring or unusual items, as a percentage of the total of net interest income and noninterest income, adjusted to exclude any nonrecurring or unusual items. In 2023, a goodwill impairment charge and merger expenses were excluded as nonrecurring items. A lower ratio is a more positive result.

•	Nonperforming Assets (“NPAs”) to Total Assets: Defined as nonperforming loans plus other real estate owned divided by total assets. This is considered a key measure of the quality of HomeStreet Bank’s loan portfolio. Credit risk management remains a major focus of HomeStreet Bank. A lower ratio is a more positive result.

•	Core Deposit Balances: Core deposits for these purposes is defined as total deposits less certificates of deposit. Core deposits are the most beneficial source of funding due to their relatively low cost and tendency to be more stable. Growth is calculated as the change from the average core deposits for the fourth quarter of the current year as compared average core deposits for the fourth quarter of the prior year. Any deposits added through mergers or acquisitions are excluded from the computation and any deposits sold are removed from this computation.

A Core ROATE of 11% or higher is required to receive a combined award in excess of 100% of target opportunity.

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The following table provides the 25th (Threshold), 50th (Target) and 75th (Maximum) percentiles of the performance measures for the set by the HomeStreet board of directors, HomeStreet’s results, the weighting of each performance measure and the computed award for 2023:

	Target Performance
Performance Measure	25th Percentile Threshold	50th Percentile Target	75th Percentile Maximum	Company Results	Excess (Shortfall) To Target	Weighting	Computed Award
Core ROAA(1)	0.28%	0.37%	0.74%	0.09%	(0.28)%	20%	—%
Core ROATE(1)	5.40%	7.20%	14.40%	2.0%	(5.20)%	30%	—%
Efficiency Ratio(1)	92.10%	80.10%	68.10%	95.60%	(15.50)%	20%	—%
NPAs to Total assets	0.36%	0.18%	0.14%	0.45%	(0.27)%	20%	—%
Core Deposit Balances (average)	$3,617,000	$4,019,000	$4,421,000	$3,345,000	(16.76)%	10%	—%
Total							—%

(1)	For core ROAA, core ROATE and efficiency ratio, see Appendix A at the end of this 2023 Executive Compensation Program section for reconciliations of these non-GAAP results of operations to the nearest comparable GAAP measures.

The Compensation Committee has the discretion to reduce or increase the payouts to the extent it determines appropriate to reflect the business environment and market conditions that may affect HomeStreet’s financial and stock price performance. No such discretion was exercised by the Compensation Committee for payouts earned in 2023.

Individual Performance Goals

Individual performance goals are established at the beginning of each plan year. An NEO’s individual goals may relate to responsibilities, projects and initiatives specific to the executive’s business or function that are not covered in the corporate performance measurements.

To assess individual performance against the goals, the Compensation Committee selected qualitative goals for the CEO tied to key strategic initiatives that are aligned with HomeStreet’s 2023 – 2025 Strategic Plan as approved by the HomeStreet board of directors, as well as his responsibility in the areas of profitability, diversification, business growth and credit quality as such areas correlate to the 2023 – 2025 Strategic Plan. Similarly, the CEO recommended qualitative goals for Mr. Michel based on the specific department and business goals that support HomeStreet’s 2023 – 2025 Strategic Plan, which were adopted by the Compensation Committee.

Mr. Mason, Chairman, President, Chief Executive Officer

Strategic Qualitative Objective	Key Results
Strategic leadership	Led executive management team and board through important strategic transactions including the strategic alternatives process that resulted in the announced merger of HomeStreet and FirstSun Capital Bancorp which has been strongly accepted by shareholders with HMST stock rising approximately 50% within days after the announcement; and closing and integration of three branches acquired from Union Bank which resulted in $271 million of low cost deposits at December 31, 2023.
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Strategic Qualitative Objective	Key Results
Effective Leadership & Corporate Governance	Continued to provide effective leadership through the adverse impacts of increasing interest rates on profitability. Maintained effective communication with staff, the Board, customers and investors. Onboarded a new member to the Board in May 2023. Under the CEO’s leadership, we published an inaugural ESG report in the first quarter of 2023. which presents in a public facing way, the principal elements of our ESG program based on the ESG priorities as we have determined are most relevant to our company.

Cost Efficiency	As a result of the progress made in recent years, we entered 2023 with a strong foundation for efficient operations. In fact, total full time equivalent employees declined in 2023 from the prior year. Excluding non-core items, non-interest expenses as a percentage of total average assets decreased form 2.45% in 2022 to 2.12% in 2023.

Continuation of Core Business Focused on Profitable Growth	Interest rate driven challenges drove our inability to maintain or improve our overall profitability, particularly in our Commercial Real Estate and Single Family Lending businesses. Executive succession planning remained strong and effective while our risk management infrastructure remained sound with no material losses, credit or otherwise. We did not experience any loss of leadership in the company this year.

Audits and Compliance	No material findings from external or internal audits, and all specific internal goals related to audit and compliance were achieved in 2023.

Mr. Michel, Executive Vice President, Chief Financial Officer

Strategic Qualitative Objective	Key Results
Strategic activities	Assisted in analysis of strategic options which resulted in the announced merger of HomeStreet and FirstSun Capital Bancorp, including supporting negotiation and execution of merger agreement.

Improve the efficiency and effectiveness of the finance, treasury and accounting functions	Coordinated successful change to new external auditors resulting in lower fees. Oversaw successful implementation of new accounting system for investment securities. Reduced or maintained staffing levels in each of the departments reporting to me and managed non-interest expense levels within budget.

Assist managing the Company’s capital management strategy.	Assisted in completion of purchase of three southern California deposit branches. Coordinated merger of HomeStreet Capital into HomeStreet Bank.

Maintain effective controls over financial reporting and accounting functions.	Did not receive any significant adverse findings or material adverse comments from financial, regulatory and internal audit examinations and audits.
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2023 Annual Incentive Plan Results

Based on the corporate results and the evaluation of individual performance achievements described above, the Compensation Committee approved the following Annual Incentive Plan incentive award payouts:

Non-Commissioned NEO	Corporate Component (% of Target Achieved)	Individual Component (% of Target Achieved)	Overall Award (As a % of a Target Opportunity)	Actual Payout ($)
Mark K. Mason(1)	0.0%	150.0%	30.0%	185,410
John M. Michel(2)	0.0%	150.0%	30.0%	84,900

(1)	Mr. Mason was awarded 150% of target for his individual performance given his leadership through the strategic alternatives process that resulted in the announced merger of HomeStreet and FirstSun Capital Bancorp and the integration of three branches acquired from Union Bank and his effective leadership through the challenges the Company faced.
(2)	Mr. Michel was awarded 150% of target for his individual performance given his support of the strategic alternatives process that resulted in the announced merger of HomeStreet and FirstSun Capital Bancorp and the integration of three branches acquired from Union Bank and his actions supporting expense reductions and controls.

For information regarding amounts payable under the annual cash incentive program for the fiscal year in which the closing of the mergers occurs, pursuant to the merger agreement, please see “Interests of HomeStreet’s Directors and Executive Officers in the Mergers—Annual Incentive Plan.”

Mr. Endresen’s Incentive Plan Arrangement

Mr. Endresen is eligible for annual incentive awards under a separate arrangement, which provides for payout opportunities based on business unit performance results to incentivize him to generate profitable quality loans for HomeStreet Bank, which aligns with his role and responsibilities. HomeStreet believes a commissioned program is consistent with competitor practices for similar positions and generally provides for a larger portion of his compensation to be at-risk.

Mr. Endresen’s incentive plan is comprised of two parts: a production incentive, which is paid out monthly and a profitability incentive, 50% of which is paid out quarterly with the remaining 50% paid in the following year. The production incentive is based on loan commitments originated by HomeStreet’s commercial real estate (“CRE”) business unit, with a higher rate paid for Fannie Mae loan commitments. The profitability incentive is based on the income before tax of the CRE business unit, which includes corporate funding and overhead allocations. HomeStreet is not disclosing the payout formula used due to confidentiality and competitive concerns. The profitability incentive payout is subject to a discount based on levels of classified loans in the CRE portfolio. This incentive discount is intended to encourage loan production consistent with the safety and soundness of HomeStreet Bank.

Performance Goals, Metrics and Results

The following table shows the performance measures and 2023 results for Mr. Endresen:

Performance Measures	Target	Results	Results (% of Target)
CRE Business Unit: Mr. Endresen
Profitability(1)	$85.0 million	$73.6 million	86.6%
Loan Production(2)	$644.9 million	$175.5 million	27.2%

(1)	Profitability is a percentage of the pre-tax income (after determining allocation of consolidated company overhead expenses) of the related business units.
(2)	Loan production is total dollar amount of loan commitments in the current year for the related business unit. For commercial real estate loan production payouts vary by certain channels.
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2023 Award Payouts

Based on the performance results described above, the following incentive award was paid to Mr. Endresen:

		Actual Payout
NEO	Target Payout ($)	($)	% of Target
William D. Endresen	816,363	608,221	74.5%

Long-Term Incentives

HomeStreet’s long-term incentive compensation consists of a combination of RSUs and PSUs, which were granted under the 2014 Plan. HomeStreet will no longer grant equity awards under the 2014 Plan, as the 2014 Plan expired pursuant to its terms on March 12, 2024.

2023 Target Long-Term Incentive Award Grants.

In 2023, HomeStreet granted long-term incentive awards consisting of 50% PSUs and 50% RSUs, as approved by the Compensation Committee. The value of the equity awards determined by the Compensation Committee was based on a target value as a percentage of base salary. The Compensation Committee determined the target by reviewing Peer Group data and appropriate market data relevant to the banking industry and sets targets at levels intended to create a meaningful opportunity for reward predicated on increasing shareholder value. In addition to considering competitive market data, the Compensation Committee also considered the NEO’s performance history, experience, potential for future advancement and promotions, the CEO’s recommendations for awards other than his own, and the value of existing vested and unvested outstanding equity awards.

The table below shows the grant date fair value of long-term incentive awards granted in 2023 to each of the NEOs:

	RSUs		PSUs		Total
NEO	Value ($)	Shares (#)	Value ($)	Target Shares (#)	Value ($)	Target Shares (#)
Mark K. Mason	$409,508	14,848	$416,189	14,848	$825,697	29,696
John M. Michel	140,603	5,098	142,897	5,098	283,500	10,196
William D. Endresen	103,039	3,736	104,720	3,736	207,759	7,472

The PSUs are earned and vested based on achieving a specified company performance result and continued employment over the three-year performance period. In each case, the vesting of the award is also contingent on the NEO’s employment with HomeStreet not having been terminated for any reason other than retirement, death or disability prior to the date the Compensation Committee certifies the achievement of the performance goal for the relevant performance period.

The RSUs awarded annually as part of the long-term incentive plan vest incrementally in three equal installments on the first, second and third anniversaries from the grant date. In each case, the vesting of the award is contingent on the NEO’s employment with HomeStreet not having been terminated for any reason other than retirement, death or disability prior to the applicable vesting date.

A Closer Look at PSUs

PSUs are designed to focus the NEOs on long-term value creation for shareholders. PSUs are earned and vest at the end of a three-year performance period based on HomeStreet’s total shareholder return (“TSR”) relative to a peer group.

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TSR is calculated as the change in share price from January 1, of the beginning of the three-year period to December 31 at the end of the three-year period assuming that all dividends are reinvested in shares on the date paid. The PSU peer group consists of all companies included in the KRX at the end of the Performance Period (excluding HomeStreet itself, if it happens to be a component company on that date). For results in between the 25th and 50th or 50th and 75th, there will be a straight-line interpolation calculation. Any achievement below the 25th percentile will result in 0% vesting.

	Threshold	Target	Maximum
Relative TSR performance	25th percentile	50th percentile	75th percentile
Payment as a % of target	50%	100%	150%

2021 – 2023 Performance Period Results and Payouts. For the 2021 – 2023 performance period, PSUs would have been earned based on the same design as the PSUs for the 2023 – 2025 Performance Period. The following chart shows the threshold, target and maximum metrics for the 2021 – 2023 PSUs and performance for this period.

	Threshold	Target	Maximum	Results
TSR Percentile Rank	25th percentile	50th percentile	75th percentile	60th percentile
Payout as a % of Target	50%	100%	150%	0%

No 2021 PSUs were earned based on the results for the three-year period ended December 31, 2023:

NEO	Target Share (#)	Award (#)
Mark K. Mason	11,595	—
John M. Michel	3,905	—
William D. Endresen	2,805	—

At the effective time of the mergers, each outstanding Pre-2024 HomeStreet RSU and HomeStreet PSU will automatically accelerate, be cancelled and entitle the holder to receive (1) a number of shares of FirstSun common stock equal to (x) the number of shares of HomeStreet common stock subject to the Pre-2024 HomeStreet RSU or HomeStreet PSU immediately prior to the effective time (for HomeStreet PSUs, based on target performance) multiplied by (y) the exchange ratio, plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the effective time with respect to such Pre-2024 HomeStreet RSU or HomeStreet PSU. For more information regarding treatment of the equity awards held by the NEOs in connection with the mergers, please see “Interests of HomeStreet’s Directors and Executive Officers in the Mergers—Treatment of HomeStreet Equity Awards.”

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 APPENDIX A TO 2023 EXECUTIVE COMPENSATION PROGRAM SECTION

NON-GAAP FINANCIAL MEASURES

In this proxy statement/prospectus, HomeStreet uses the following non-GAAP measures: (1) tangible common equity and tangible assets, as HomeStreet believes this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of capital ratios; and (2) an efficiency ratio, which is the ratio of noninterest expenses to the sum of net interest income and noninterest income, excluding certain items of income or expense and excluding taxes incurred and payable to the State of Washington as such taxes are not classified as income taxes and HomeStreet believes including them in noninterest expenses impacts the comparability of HomeStreet’s results to those companies whose operations are in states where assessed taxes on business are classified as income taxes. HomeStreet believes that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding HomeStreet’s performance by providing additional information used by management that is not otherwise required by GAAP or other applicable requirements. HomeStreet management uses, and believes that HomeStreet investors benefit from referring to, these non-GAAP financial measures in assessing HomeStreet’s operating results and when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate a comparison of HomeStreet performance to prior periods. HomeStreet believes these measures are frequently used by securities analysts, investors and other parties in the evaluation of companies in HomeStreet’s industry. These non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures prepared in accordance with GAAP. In the information below, HomeStreet has provided reconciliations of, where applicable, the most comparable GAAP financial measures to the non-GAAP measures used in this proxy statement/prospectus, or the calculation of the non-GAAP financial measure.

	As of or For the Year Ended
(in thousands, except share and per share data)	December 31, 2023	December 31, 2022
Core net income
Net income (loss)	$(27,508)
Adjustments (tax effected)
Merger related expenses	1,170
Goodwill impairment charge	34,622
Total	$8,284

Return on average assets - Core
Average assets	$9,469,170

Core net income	8,284
Ratio	0.09%

Return on average tangible equity
Average shareholders’ equity	$552,234
Less: Average goodwill and other intangibles	(25,695)
Average tangible equity	$526,539

Net income	$8,284
Adjustments (tax effected)
Amortization of core deposit intangibles	2,302
Tangible income applicable to shareholders	$10,586
Ratio	2.0%
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	As of or For the Year Ended
(in thousands, except share and per share data)	December 31, 2023	December 31, 2022
Efficiency ratio
Noninterest expense
Total	$241,872	$205,419
Adjustments:
Merger related expenses	(1,500)	—
Goodwill impairment charge	(39,857)	—
State of Washington taxes	(994)	(2,311)
Adjusted total	$199,521	$203,108
Total revenues
Net interest income	$166,753	$233,307
Noninterest income	41,921	51,570
Gain on sale of branches	—	(4,270)
Adjusted total	$208,674	$280,607
Ratio	95.6%	72.4%

Cost efficiency
Adjusted total noninterest expense	$241,872	$205,419
Merger related expenses	(1,500)	—
Goodwill impairment charge	(39,857)	—
	$200,515	$205,419
Total Average Assets	$9,469,170	$8,396,078
As a percentage of total assets	2.12%	2.45%

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OTHER PRACTICES, POLICIES AND GUIDELINES

Recoupment of Incentive Compensation

HomeStreet’s short-term cash incentive plans include a clawback provision in the event of a material restatement of financial results. If the HomeStreet board of directors reasonably determines that an executive engaged in knowing or intentionally fraudulent or illegal conduct that materially contributed to the need for the restatement, the HomeStreet board of directors, based on available remedies, will seek recovery or forfeiture from that executive officer of all or a portion of his or her incentive compensation. The clawback amount would be determined by comparing the actual incentive received by the executive officer under the short-term incentive plan during the period prior to the restatement, with the amount that should have been earned had performance been measured on the basis of the restated results. The difference would be recovered from the executive.

In June 2023, the SEC approved the Nasdaq’s proposed rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which require listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. In November 2023, the Compensation Committee adopted the Compensation Recovery Policy, which applies to all executive vice presidents and above to reflect these new requirements. In addition to requiring the recovery of compensation in the event of a restatement, the Compensation Recovery Policy also allows the Compensation Committee to recover incentive-based compensation in the event of legal and compliance violations committed by covered persons.

Hedging Policy

HomeStreet’s Insider Trading Policy expressly bars hedging, derivative, or any other speculative transactions involving HomeStreet’s stock by all directors, officers, employees and contractors of HomeStreet, including its subsidiaries. Such prohibited transactions include hedging or derivative transactions, such as “cashless” collars, forward contracts, equity swaps or other similar or related transactions, or any short sale, “sale against the box,” or any equivalent transaction involving HomeStreet’s stock. HomeStreet also prohibits such persons from purchasing HomeStreet stock on margin (including in connection with exercising any HomeStreet stock options). In addition, HomeStreet prohibits executive officers, directors, and employees from purchasing or selling HomeStreet’s securities while in possession of material, non-public information, or otherwise using such information for their personal benefit and maintains a quarterly black-out window where applicable individuals may not trade. HomeStreet may, in appropriate circumstances, permit transactions pursuant to a blind trust or a pre-arranged trading program that complies with Rule 10b5-1 to take place during periods in which the individual entering into the transaction may have material nonpublic information or during black-out periods.

Health and Welfare Benefits

All NEOs are provided with the same medical, dental, vision and life insurance programs as all other benefits-eligible employees of HomeStreet on the same terms and conditions as applicable to these employees generally.

401(k) Savings Plan

All employees, including the NEOs, are eligible to make pre-tax contributions under the HomeStreet, Inc. 401(k) Plan (the “401(k) Plan”) and may be eligible to receive a discretionary matching contribution. An employer matching contribution may begin immediately after enrollment in the 401(k) Plan for employees who are at least 18 years of age and meet applicable service requirements. Currently, HomeStreet matches 100% on the first 3% and 50% on the next 2% of deferrals (up to a maximum of 4%). This matching contribution is taxable when the employee withdraws the money unless the employee elects matching funds to be contributed on a post-tax basis.

The merger agreement provides that if requested by FirstSun in writing not less than ten business days prior to the closing date, the HomeStreet board of directors will cause HomeStreet’s 401(k) plan to be terminated effective

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as of the day immediately prior to the closing date and contingent upon the occurrence of the effective time. For information regarding the termination of the 401(k) Plan in connection with the mergers, please see “Interests of HomeStreet’s Directors and Executive Officers in the Mergers—Termination of HomeStreet 401(k) Plan.”

Perquisites and Other Personal Benefits

HomeStreet does not have a formal perquisite policy or provide any supplemental executive retirement plans, although the Compensation Committee periodically reviews perquisites for the NEOs. HomeStreet provides the NEOs with benefits that HomeStreet believes are reasonable and consistent with the overall compensation program and beneficial to the company in attracting and retaining qualified executives. Among these benefits are health club memberships and parking.

Executive Employment Agreements and Change in Control Agreements

HomeStreet uses employment agreements to attract and retain certain executives and the talent, skills, experience and expertise that they provide to HomeStreet, with a goal of protecting and striking the right balance among such executives, HomeStreet and the shareholders and providing necessary stability and skilled leadership for HomeStreet.

HomeStreet had entered into executive employment agreements with each of the NEOs, which provide for certain severance benefits in the event of a qualified termination with each of the NEOs. Mr. Mason’s employment agreement also provides for certain severance benefits in the event of a qualified termination in connection with a change in control event. In conjunction with and as part of their employment agreements, each of Messrs. Michel and Endresen have entered into an Executive Change in Control Agreement with HomeStreet (“CIC Agreement”) which provides for certain severance benefits in the event of a qualified termination in connection with a change in control event. The table below summarizes the severance benefits for each NEO. Incentive amounts for severance purposes are determined as the greater of the executive’s then-current target performance incentive or the performance incentive the executive received in the prior year.

NEO	Involuntary Termination without Cause or Resignation for Good Reason	Termination without Cause or for Good Reason in Connection with a Change in Control
Mark K. Mason	2x salary | 2x incentive	2.5x salary | 2.5x incentive
John M. Michel	2x salary | 2x incentive	2x salary | 2x incentive
William D. Endresen	2x salary | 2x incentive	2x salary | 2x incentive

In addition, Messrs. Mason, Michel and Endresen are each entitled to receive 18 months of continuing health insurance coverage for each such executive and with respect to Mr. Mason, his dependents, in the event of an involuntary termination without cause or resignation for good reason, regardless of whether a change in control occurs.

All employment agreements of HomeStreet with its executive officers provide that in the event any payment or benefits to be provided to the executive under such employment agreement would constitute “parachute payments” within the meaning of Section 280G of the Code, the executive would be entitled to receive either (a) the full amount of such payment or benefit, taking into account the amount that would actually be received by the executive after application of all taxes and the excise tax imposed by Section 4999 of the Code, or (b) an amount reduced to the minimum extent necessary to avoid such payment or benefit being a “parachute payment”, depending on which alternative provided the executive the highest payment net of tax treatment. Executives would be responsible for any excise tax owing on any “parachute payments” paid under their employment agreements. None of HomeStreet’s employment agreements with any executive or any other employee contains any provision to provide for a gross up of excise tax payments under any circumstances, including a change in control.

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Mr. Mason’s employment agreement with HomeStreet, effective January 25, 2018, provides for an annual base salary of not less than $700,000 and eligibility for an annual performance-based incentive bonus with a target award equal to 75% of his annual salary, provided that the HomeStreet board of directors or the Compensation Committee may set a lower or higher bonus amount based on individual and company performance and Peer Group data supplied by HomeStreet’s outside compensation consultant. Mr. Mason’s target award was increased to 100% effective January 2021, decreased to 75% effective January 2023 and his base salary was increased to $830,180, effective March 2023. In the event of a termination without cause or termination by him for good reason (as those terms are defined in the agreement), Mr. Mason will receive the termination benefits described in the table above. On December 13, 2022, the term of Mr. Mason’s employment agreement was extended to December 31, 2025, with an automatic renewal for successive one-year terms absent notice from either party not to renew within 180 days before the end of the term.

Effective immediately following the effective time of the mergers, contingent upon the closing of the mergers, Mr. Mason will serve as Executive Vice Chairman of FirstSun and Sunflower Bank and will serve on the boards of directors of FirstSun and Sunflower Bank subject to the approval and appointment requirements of such boards. The employment agreement entered into by Mr. Mason with FirstSun and Sunflower Bank provides for certain compensation and benefits in connection with his employment following the closing of the merger, including severance. For more information regarding Mr. Mason’s new employment agreement, please see “Interests of HomeStreet’s Directors and Executive Officers in the Mergers—Employment Agreement with Mark Mason Following the Transaction.”

Mr. Michel’s initial employment agreement, effective May 11, 2020, provides for an annual base salary of not less than $435,000 and eligibility for an annual performance-based incentive bonus with a target award equal to 60% of his annual salary, provided that the HomeStreet board of directors or the Compensation Committee may set a lower or higher bonus amount based on individual and company performance and Peer Group data supplied by HomeStreet’s outside compensation consultant. Mr. Michel’s base salary was increased to $475,150, effective March 2023. In the event of a termination without cause or termination by him for good reason (as those terms are defined in the agreement), Mr. Michel will receive the termination benefits described in the table above. Effective August 4, 2022, the term of Mr. Michel’s employment agreement was extended to August 4, 2025, with an automatic renewal for successive one-year terms absent notice from either party not to renew within 180 days before the end of the term.

Mr. Endresen’s employment agreement, effective February 26, 2018, provides for an annual base salary of not less than $315,000 and a loan production commissioned based incentive plan. Mr. Endresen’s base salary was increased to $417,768 effective March 2023. On February 25, 2021, HomeStreet entered into an amended and restated Executive Employment Agreement with Mr. Endresen, which amended and restated his prior agreement dated February 26, 2018. The material terms of his Executive Employment Agreement remain the same as they were under his prior agreement. On February 28, 2023, the term of Mr. Endresen’s Employment Agreement was extended to December 31, 2025, with an automatic renewal for successive one-year terms absent notice from either party not to renew within 180 days before the end of the term.

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2023 SUMMARY COMPENSATION TABLE

The following table sets forth certain information regarding the compensation awarded to, earned by, or paid to HomeStreet’s named executive officers during 2023 and 2022, to the extent required by SEC executive compensation disclosure rules.

Name and Principal Positions	Year	Salary ($)	Stock Awards ($) (1)	Non-Equity Plan Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
Mark K. Mason	2023	824,040	825,697	185,410	28,962	1,864,109
Chairman, Chief Executive Officer, President	2022	793,780	794,978	204,490	26,289	1,819,537

John M. Michel	2023	471,625	283,500	84,900	64,862	904,887
EVP, Chief Financial Officer	2022	454,235	272,932	81,120	91,239	899,526

William D. Endresen	2023	414,678	207,759	608,221	27,279	1,257,936
EVP, Commercial Real Estate and Commercial Capital President (HomeStreet Bank)	2022	399,450	200,033	1,157,472	25,279	1,782,234

(1)	Amounts represent the aggregate grant date fair market value computed in accordance with FASB ASC Topic 718. See grant date fair value table above for additional information regarding the issuance of these awards.
(2)	Represents amounts earned for services rendered during the fiscal year, whether or not actually paid during such fiscal year under the Annual Incentive Plans.
(3)	Includes (i) 401k matching contributions; (ii) other fringe benefits including health club memberships and parking; (iii) for Mr. Michel, housing and relocation benefits of $47,895 and $75,272 in 2023 and 2022, respectively.
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Outstanding Equity Awards at 2023 Fiscal Year-End
		STOCK AWARDS
NEO	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)

Mark K. Mason	1/1/21	3,865	39,810	—	—
	1/1/22	5,140	52,942	—	—
	1/1/22	—	—	3,855	39,707
	1/1/23	14,848	152,934	—	—
	1/1/23	—	—	7,424	76,467

John M. Michel	1/1/21	1,302	13,411	—	—
	1/1/22	1,765	18,180	—	—
	1/1/22	—	—	1,324	13,637
	1/1/23	5,098	52,509	—	—
	1/1/23	—	—	2,549	26,255

William D. Endresen	1/1/21	935	9,631	—	—
	1/1/22	1,294	13,328	—	—
	1/1/22	—	—	970	9,991
	1/1/23	3,736	38,481	—	—
	1/1/23	—	—	1,868	19,240
(1)	Amount shown reflects the number of RSUs that had not vested as of December 31, 2023. In each case, the vesting of RSUs is contingent on the NEO’s employment with HomeStreet not having been terminated for any reason other than retirement, death or disability on the applicable vesting date. In addition, such awards may vest in connection with a change in control in certain circumstances. For more information, please see “Long-Term Incentives” on page 169 of this proxy statement/prospectus, and “Potential Payments upon Termination or Change in Control” on page 178 of this proxy statement/prospectus. For information regarding treatment of the RSUs held by the NEOs in connection with the mergers, please see “Interests of HomeStreet’s Directors and Executive Officers in the Mergers—Treatment of HomeStreet Equity Awards.”
(2)	Based on the December 31, 2023 closing market price of HomeStreet’s shares of common stock on Nasdaq of $10.30 per share.
(3)	Includes PSU awards granted in 2022 and 2023. Vesting of PSUs is based on achievement of a performance goal that was based on TSR. For PSUs granted in 2022, the performance period covers fiscal years 2022 – 2024. For PSUs granted in 2023, the performance period covers fiscal years 2023 – 2025. Excludes PSUs issued in 2021 that were forfeited as the performance metrics were not met. In each case, the vesting of the award is also contingent on the NEO’s employment with HomeStreet not having been terminated for any reason other than retirement, death or disability prior to the date the Compensation Committee certifies the achievement of performance goals for the relevant performance period. Pursuant to SEC rules, the amounts included in the table are based on the threshold award amounts given HomeStreet’s current performance trends, which would result in a below target payout. In addition, such awards may vest in connection with a change in control in certain circumstances. For more information, please see “Long-Term Incentives” on page 169 of this proxy statement/prospectus, and “Potential Payments upon Termination or Change in Control” on page 178 of this proxy statement/prospectus. For information regarding treatment of the PSUs held by the NEOs in connection with the mergers, please see “Interests of HomeStreet’s Directors and Executive Officers in the Mergers—Treatment of HomeStreet Equity Awards.”
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POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Executive Employment Agreements and Change in Control Agreements

HomeStreet had entered into executive employment agreements with each of the NEOs, which provide for certain severance benefits in the event of a qualified termination with each of the NEOs. Mr. Mason’s employment agreement also provides for certain severance benefits in the event of a qualified termination in connection with a change in control event. In conjunction with and as part of their employment agreements, each of Messrs. Michel and Endresen have entered into a CIC Agreement which provides for certain severance benefits in the event of a qualified termination in connection with a change in control event. Mr. Mason is entitled to certain severance benefits pursuant to the employment agreement he has entered into with FirstSun and Sunflower Bank in connection with his employment following the closing of the merger. For information regarding Mr. Mason’s new employment agreement and his entitlement to severance benefits thereunder, please see “Interests of HomeStreet’s Directors and Executive Officers in the Mergers—Employment Agreement with Mark Mason Following the Transaction.”

Severance Provisions

The employment agreements that HomeStreet had entered into with the NEOs provide for payment of severance amounts based on the executive’s annual salary and Annual Incentive Plan award or, in the case of Mr. Endresen, commission-based incentive payments, of two times base salary and incentive payments. Each NEO’s employment agreement with HomeStreet also provides for up to 18 months of continuing health insurance coverage for each such executive and with respect to Mr. Mason, his dependents, in the event his employment is terminated by HomeStreet or the surviving entity without cause (or by him with good reason).

Change in Control Severance Provisions

The employment agreement that HomeStreet had entered into with Mr. Mason and the CIC agreements that HomeStreet had entered into with Messrs. Michel and Endresen also provide for certain severance benefits in the event (1) there is a change in control event (as defined in each executive’s agreement) and (2) the executive is either terminated by us or the successor company without cause (as defined in each executive’s agreement) or terminates his employment for good reason (as defined in each executive’s agreement) within 90 days prior to or 12 months following the change in control (as defined in each executive’s agreement). The agreements provide for payment of severance amounts based on the executive’s annual salary and Annual Incentive Plan award or, in the case of Mr. Endresen, commission-based incentive payments, of two times (2.5 times for Mr. Mason) base salary and incentive payments. The employment agreement for Mr. Mason and CIC Agreements for Messrs. Michel and Endresen with HomeStreet also provide for up to 18 months of continuing health insurance coverage for each such executive and with respect to Mr. Mason, his dependents in the event his employment is terminated by HomeStreet or the surviving entity without cause (or by him with good reason) in connection with a change in control. Payments and benefits may be delayed six months following separation from service in connection with a change in control in order to comply with Section 409A of the Code.

The NEO’s employment agreements contain a “better after-tax” provision, which provides that if any of the payments to the executive constitutes a parachute payment under Section 280G of the Code, the payments will either be (i) reduced or (ii) provided in full to the executive, whichever results in the executive receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

Additional Severance Benefit

In addition, in the event of a termination due to total disability, Mr. Mason would receive 18 months of health insurance coverage for himself and his dependents.

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Condition to Receiving Severance Benefits

As a condition to receiving any severance benefits under his employment agreement or CIC Agreement, as applicable, to which the executive would not otherwise be entitled, the executive must execute a release of all of his rights and claims relating to his employment and comply with certain post-termination restrictions, including, among other things, continuing to comply with the terms of his proprietary information and non-disclosure agreement, and for a period of six to 18 months, depending on the executive, and comply with certain non-solicitation and non-competition provisions that are set forth in each executive’s employment agreement.

2014 Plan

In addition to the severance benefits included in the employment agreements, the 2014 Plan provides that in the event of a change in control (as defined in the 2014 Plan) if the surviving entity does not assume the outstanding awards granted under the 2014 Plan or place the participants in a similar plan with no diminution in value of awards, all then outstanding equity awards will vest upon the change in control. In addition, the 2014 Plan provides that if a participant is terminated without cause (as defined in the 2014 Plan) or resigns for good reason (as defined in the 2014 Plan) within 12 months following such change in control, his outstanding equity awards will vest upon the termination date.

For information regarding treatment of the equity awards held by the NEOs in connection with the mergers, please see “Interests of HomeStreet’s Directors and Executive Officers in the Mergers—Treatment of HomeStreet Equity Awards.”

2014 Plan Award Agreements

HomeStreet’s standard form of RSU agreement provides that RSUs vest incrementally in three equal installments on the first, second and third anniversaries from the grant date. In each case, the vesting of the award is contingent on the NEO’s employment with HomeStreet not having been terminated for any reason other than retirement, death or disability on the applicable vesting date. If the participant’s continuous service terminates as a result of death, disability, or retirement on or after age 65, a pro rata portion of the RSUs will vest as of the date of such termination equal to the number of full months from the grant date until the date of such event divided by 36, times the total number of RSUs granted, less the number of RSUs vested as of a previous anniversary date. The employment agreements for Messrs. Mason, Michel and Endresen provide for the pro rata vesting of any unvested RSUs through the date of termination plus in the event of death or disability an additional one-year period of vesting for Mr. Mason and an additional six-month period of vesting for Messrs. Michel and Endresen.

The standard form of PSU agreement provides that PSUs are earned and vested based on achieving specified company performance over the three-year performance period. In each case, the vesting of the award is also contingent on the participant’s employment with HomeStreet not having been terminated for any reason other than retirement, death or disability prior to the date the Compensation Committee certifies the achievement of the performance goal for the relevant performance period. If a participant’s continuous service terminates during the performance period as a result of retirement on or after age 65, the PSUs will vest for that participant at the end of the performance period in a pro rata portion of the PSUs subject to achievement of the performance goal as if the participant’s continuous service had not terminated. The pro rata portion will be calculated by multiplying the PSUs thus vested by a fraction, the numerator of which equals the number of full months that the participant was employed during the performance period and the denominator of which equals 36. If a participant’s continuous service terminates during the performance period as a result of death or disability, a participant will vest on a pro-rata basis to the extent PSUs would be vested based on actual performance during the full quarters employed during the performance period. The pro-rata fraction will be calculated by multiplying then-vested PSUs by a fraction, the numerator of which equals the number of full months that the participant was employed during the performance period and the denominator of which equals 36. The employment agreements for Messrs. Mason, Michel, and Endresen provide for the pro rata vesting of any unvested PSUs consistent with the PSU terms, through the date of termination, plus in the event of death or disability, an additional one-year period for Mr. Mason and an additional six-month period for Messrs. Michel and Endresen.

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Potential Payments and Benefits to HomeStreet’s Named Executive Officers in Connection with the Mergers

For information regarding the “golden parachute” compensation payable to the NEOs in connection with the mergers, please see “Interests of HomeStreet’s Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to HomeStreet’s Named Executive Officers in Connection with the Mergers.”

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to HomeStreet’s principal executive officer (“PEO”) and non-PEO NEOs and certain financial performance measures of HomeStreet for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Securities Exchange Act of 1934 (the “Pay Versus Performance Rules”) and does not necessarily reflect how the Compensation Committee evaluates compensation decisions.

Year(1)	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO(2)(3)	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs(2)(4)	Value of Initial Fixed $100 Investment Based On Total Shareholder Return	Net Income (thousands)
2023	$1,864,109	$944,692	$1,081,412	$793,688	$37.35	$(27,508)
2022	$1,819,537	$(678,861)	$980,060	$168,560	$81.12	$66,540
2021	$2,502,021	$4,174,334	$1,188,347	$1,677,709	$152.94	$115,422

(1)	The following table lists the PEO and non-PEO NEOs for each of fiscal years 2023, 2022 and 2021.
Year	PEO	Non-PEO NEOs
2023	Mark K. Mason	John M. Michel and William D. Endresen
2022	Mark K. Mason	John M. Michel, William D. Endresen, Darrell S. van Amen and Godfrey B. Evans
2021	Mark K. Mason	John M. Michel, William D. Endresen, Darrell S. van Amen and Erik D. Hand

(2)	The dollar amounts reported represent the amount of “compensation actually paid,” as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to the NEOs during the applicable year. For purposes of calculating “compensation actually paid,” the fair value of equity awards is calculated in accordance with ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to “2023 Summary Compensation Table” for additional information).
(3)	The following table shows the amounts deducted from and added to the Summary Compensation Table total to calculate “compensation actually paid” to Mr. Mason in accordance with the Pay Versus Performance Rules:

	Equity Award Adjustments
Year	Summary Compensation Table Total for PEO	Reported Value of Equity Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Compensation Actually Paid to PEO
2023	$1,864,109	$(825,697)	$210,099	$(183,979)	—	$(36,124)	$(83,716)	—	$944,692
2022	1,819,537	(794,978)	248,494	(933,931)	—	(66,948)	(951,035)	—	(678,861)
2021	2,502,021	(765,386)	1,331,918	1,009,191	—	96,590	—	—	4,174,334

(4)	The following table shows the amounts deducted from and added to the average Summary Compensation Table total compensation to calculate the average “compensation actually paid” to the non-PEO NEOs in accordance with the Pay Versus Performance Rules.
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	Equity Award Adjustments
Year	Average Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Average Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Average Compensation Actually Paid to Non-PEO NEOs
2023	$1,081,412	$(245,630)	$62,501	$(54,198)	—	$(26,174)	$(24,223)	—	$793,688
2022	980,060	(197,791)	61,825	(241,287)	—	(107,917)	(326,330)	—	168,560
2021	1,188,347	(161,972)	281,862	311,220	—	58,252	—	—	1,677,709

Relationship Between “Compensation Actually Paid” and Performance Measures

In accordance with the Pay Versus Performance Rules, the charts below illustrate how “compensation actually paid” to the NEOs aligns with HomeStreet’s financial performance as measured by TSR and net income.

Compensation Actually Paid and TSR

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Compensation Actually Paid and Net Income

The HomeStreet board of directors unanimously recommends voting “FOR” approval of the compensation paid to the named executive officers as described in this proxy statement/prospectus.

Proposal No. 6 – Advisory (Non-Binding) Vote on Frequency of Future Advisory (Non-Binding) Vote on Executive Compensation

Overview

As required pursuant to Section 14A of the Exchange Act, HomeStreet is providing shareholders the opportunity to vote, on a non-binding basis, to advise the HomeStreet board of directors on how frequently HomeStreet should hold an advisory vote on the compensation of its named executive officers. By voting on this Proposal No. 6, shareholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two or three years. Under applicable law and implementing regulations, shareholders must vote on the compensation paid to named executive officers at least once every three years, and a vote on the frequency of such vote must occur every six years.

The HomeStreet board of directors believes that an annual vote on compensation provides the highest level of accountability and direct communication with HomeStreet’s shareholders by giving shareholders the opportunity to express their views on executive compensation through an advisory (non-binding) vote to approve such compensation as presented in the accompanying proxy statement/prospectus for the applicable shareholders meeting. The HomeStreet board of directors also believes this approach will provide closer to real-time feedback, by providing shareholders an opportunity to give us their direct input on the HomeStreet board of directors’ compensation philosophy, policies and practices, and better allows management and the Compensation Committee to measure how it has responded to the prior year’s vote. Administratively and from a corporate governance perspective, preparing for an annual vote would lend itself to procedural consistency from year to year.

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Because this vote is advisory, it will not be binding upon the HomeStreet board of directors. However, the Compensation Committee values the opinions that HomeStreet’s shareholders express in their votes and will take into account the outcome of the vote in determining the frequency in which a shareholder vote on executive compensation will be held. This decision will be published in a Form 8-K to be filed by HomeStreet no later than 150 days after the date of the HomeStreet shareholder meeting. If the mergers are not completed, HomeStreet expects to conduct the next advisory vote at HomeStreet’s 2030 annual meeting of shareholders.

The HomeStreet board of directors unanimously recommends voting “FOR” one year for the frequency of future advisory (non-binding) votes on executive compensation.

Proposal No. 7 – Advisory (Non-Binding) Vote on Ratification of Appointment of Independent Registered Public Accounting Firm

Change in HomeStreet’s Independent Registered Accounting Firm

As previously reported in HomeStreet’s Current Report on Form 8-K filed with the SEC on October 3, 2022, HomeStreet’s Audit Committee, after conducting a request for proposal process, approved the appointment of Crowe LLP (“Crowe”) as HomeStreet’s new independent registered public accounting firm for the fiscal year ending December 31, 2023, and related interim periods. Deloitte & Touche LLP (“Deloitte”) continued as HomeStreet’s independent registered public accounting firm for the fiscal year ending December 31, 2022. On March 3, 2023, Deloitte’s dismissal as HomeStreet’s independent registered public accounting firm and the engagement of Crowe as HomeStreet’s independent registered public accounting firm for the fiscal year ending December 31, 2023 each became effective, immediately after HomeStreet filed its Annual Report on Form 10-K for the year ended December 31, 2022 with the SEC, as reported in a Current Report on Form 8-K/A filed with the SEC on March 6, 2023.

Deloitte’s reports on HomeStreet’s consolidated financial statements and the effectiveness of internal control over financial reporting, which were included in HomeStreet’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2022 and 2021, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through March 3, 2023, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K between HomeStreet and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference thereto in Deloitte’s reports; and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through March 3, 2023, neither HomeStreet nor anyone on its behalf consulted with Crowe regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on HomeStreet’s financial statements, and neither a written report nor oral advice was provided to HomeStreet that Crowe concluded was an important factor considered by HomeStreet in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K; or (iii) any “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Selection of Independent Registered Public Accounting Firm for Fiscal Year 2024

The Audit Committee has selected Crowe as HomeStreet’s independent registered public accounting firm to audit the consolidated financial statements of HomeStreet and its subsidiaries for the fiscal year ending December 31, 2024.

Shareholder ratification of the appointment of Crowe is not required by HomeStreet’s Bylaws or other applicable legal requirements. However, the HomeStreet board of directors considers it desirable for shareholders to pass upon the selection of auditors as a matter of good corporate practice. HomeStreet is submitting this

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proposal to shareholders on an advisory (non-binding) basis, and the outcome of the vote will not be binding on HomeStreet; however, if the mergers are completed, HomeStreet will be merged out of existence and Crowe’s engagement as HomeStreet’s independent public accounting firm will end.

Representatives from Crowe are expected to be virtually present at the HomeStreet shareholder meeting and will be given the opportunity to make a statement at the HomeStreet shareholder meeting if they desire to do so and respond to appropriate questions.

Independent Registered Public Accounting Firm Fees

The following table presents fees billed for professional audit services and other services rendered to HomeStreet by Crowe for the year ended December 31, 2023 and by Deloitte (HomeStreet’s former auditor) for the year ended December 31, 2022. Amounts in this table are presented in thousands.

(in 000’s)	2023	2022
Audit Fees(1)	$1,070	$1,720
Audit-Related Fees(2)	154	224
Tax Fees(3)	71	91
Other Fees(4)	—	2
Total	$1,295	$2,037

(1)	Audit Fees consist of fees billed for professional services rendered for the audit of HomeStreet consolidated financial statements included in its Annual Report on Form 10-K and for the review of HomeStreet’s quarterly financial statements, as well as services that generally only HomeStreet’s independent registered public accounting firm can reasonably provide, including statutory audits and services rendered in connection with SEC filings.
(2)	Audit-Related Fees consist of fees billed for professional services in connection with HomeStreet’s debt offering, which was completed in January 2022.
(3)	Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	Other Fees consist of fees billed for products and services provided by the principal accountant other than the Audit Fees, Audit-Related Fees and Tax Fees.

Pre-Approval of Audit and Non-Audit Services

It is the responsibility of HomeStreet’s Audit Committee to pre-approve all audit and non-audit services provided by HomeStreet’s independent registered public accounting firm. The Audit Committee has adopted a policy authorizing certain permissible audit and non-audit services to be performed by HomeStreet’s independent registered public accounting firm with subsequent reporting and oversight required by the Audit Committee. Permissible services, not pre-approved pursuant to this policy, require specific review and approval prior to the engagement by the Audit Committee, or a designated member. All services rendered by and fees paid to HomeStreet’s independent registered public accounting firm are reported to and monitored quarterly by the Audit Committee. The Audit Committee considers whether the provision of related audit services is compatible with maintaining the independent registered public accounting firm’s independence. To assist the Audit Committee in its oversight responsibilities, the pre-approval policy identifies the three basic principles of independence with respect to services provided by the independent registered public accounting firm: (1) whether the services are consistent with applicable rules on independent registered public accounting firm independence; (2) whether the independent registered public accounting firm is best positioned to provide the services in an effective and efficient manner, taking into consideration its familiarity with HomeStreet’s business, people, culture, accounting systems, risk profile and other factors; and (3) whether the service might enhance HomeStreet’s ability to manage or control risk or improve audit quality. The pre-approval policy also identifies the non-audit services the independent registered public accounting firm is prohibited from providing. All services provided by Crowe and Deloitte in each of the last two fiscal years were pre-approved by the Audit Committee.

184

Engagement of Independent Registered Public Accounting Firm

In determining whether to engage or re-engage an audit firm, the Audit Committee annually considers, among other factors, the firm’s qualifications, performance and independence, including that of the lead partner, to determine whether the firm will serve in the best interest of HomeStreet and its shareholders.

Based on the foregoing, the Audit Committee has retained Crowe as HomeStreet’s independent registered public accounting firm for fiscal year 2024; however, if the mergers are completed, HomeStreet will be merged out of existence and Crowe’s engagement as HomeStreet’s independent public accounting firm will end.

The HomeStreet board of directors unanimously recommends voting “FOR” the ratification of the appointment of Crowe LLP as HomeStreet’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

185

PRINCIPAL SHAREHOLDERS OF HOMESTREET

The following table sets forth the beneficial ownership of HomeStreet common stock as of April 11, 2024, by:

•	each of HomeStreet’s directors and named executive officers;
•	all of HomeStreet’s directors and executive officers as a group; and
•	each person known to HomeStreet to be the beneficial owner of more than 5% of any class of HomeStreet’s securities.

The amounts and percentage of HomeStreet common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. The SEC has defined “beneficial” ownership of a security to mean, generally, the possession, including shared possession, directly or indirectly, of voting power or investment power. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. Unless otherwise indicated, HomeStreet believes that each of the shareholders listed has sole voting and investment power with respect to their beneficially owned shares of HomeStreet common stock.

The percentages reflect beneficial ownership as of April 11, 2024, as determined under Rule 13d-3 under the Exchange Act and are based on 18,857,566 shares of HomeStreet common stock outstanding as of that date. In addition, any RSUs vesting within 60 days of April 11, 2024 are included in the beneficial ownership of the holder of such RSUs, and the percentage ownership for that holder is calculated by adding the aggregate number of RSUs vesting within 60 days of April 11, 2024 to both the number of shares held by that specific shareholder and the total number of shares outstanding. Unless otherwise set forth in the following table, the address of the listed shareholders is c/o HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101.

Unless otherwise indicated, all ownership interests or voting power referenced herein, either in percentage terms or number of shares, in respect of HomeStreet’s outstanding shares, have been calculated in accordance with Rule 13d-3 under the Exchange Act.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Fourthstone LLC(1) 575 Maryville Centre Drive, Suite 110, St. Louis, MO 63141	1,865,896	9.9%
BlackRock, Inc.(2) 50 Hudson Yards, New York, NY 10001	1,540,335	8.2%
Philadelphia Financial Management of San Francisco, LLC(3) 450 Sansome Street, Suite 1500, San Francisco, CA 94111	1,021,238	5.4%
The Vanguard Group(4) 100 Vanguard Blvd., Malvern, PA 19355	976,964	5.2%
Mark K. Mason(5)	188,946	1.0%
Scott M. Boggs(6)	37,376	*
Sandra A. Cavanaugh	20,593	*
Jeffrey D. Green(7)	18,492	*
Joanne R. Harrell	14,907	*
James R. Mitchell, Jr.	17,161	*
Nancy D. Pellegrino(8)	16,223	*
S. Craig Tompkins(9)	5,689	*
John M. Michel(10)	86,409	*
William D. Endresen(11)	20,917	*

All executive officers and directors as a group (18 persons)(12)	725,801	3.8%

*     less than 1.0%

186

(1)	Fourthstone LLC stated in its Schedule 13G filing with the SEC on February 14, 2024 (the “Fourthstone 13G filing”) that, of the 1,865,896 shares beneficially owned at December 31, 2023, it has (a) sole voting power with respect to 0 shares, (b) shared voting power with respect to 1,865,896 shares, (c) sole power to dispose of 0 shares and (d) shared power to dispose of 1,865,896 shares. According to the Fourthstone 13G filing, the address of Fourthstone LLC is 575 Maryville Centre Drive, Suite 110, St. Louis, MO 63141.
(2)	BlackRock, Inc. stated in its Schedule 13G/A filing with the SEC on January 25, 2024 (the “BlackRock 13G/A filing”) that, of the 1,540,335 shares beneficially owned at December 31, 2023, it has (a) sole voting power with respect to 1,507,922 shares, (b) shared voting power with respect to 0 shares, (c) sole power to dispose of 1,540,335 shares and (d) shared power to dispose of 0 shares. According to the BlackRock 13G/A filing, the address of Black Rock, Inc. is 50 Hudson Yards, New York, NY 10001.
(3)	Based on a Schedule 13G filed with the SEC on March 19, 2024 (the “Philadelphia Financial Management 13G/A filing”) stating that (1) 1,021,238 shares are held for the accounts of Philadelphia Financial Management of San Francisco, LLC (“PFM”), Boathouse Row I, L.P. (“BRI”), Boathouse Row II, L.P. (“BRII”) and Boathouse Row Offshore, Ltd. (“BRO”), (2) PFM is the investment adviser of BRO and the general partner of BRI and BRII and therefore retains voting control and dispositive power of the shares owned by each and (3) Jordan Hymowitz is the Managing Member and sole owner of PFM. According to the Philadelphia Financial Management 13G/A filing, of the 1,021,238 shares beneficially owned at March 11, 2024, each of PFM, BRI, BRII, BRO, Mr. Hymowitz and the Hymowitz 1999 Trust has (a) shared voting power with respect to 1,021,238 shares, and (b) shared power to dispose of 1,021,238 shares. According to the Philadelphia Financial Management 13G/A filing, the address of each reporting person is c/o PFM, 450 Sansome Street, Suite 1500, San Francisco, CA 94111.
(4)	The Vanguard Group stated in its Schedule 13G/A filing with the SEC on February 13, 2024 (the “Vanguard 13G/A filing”) that, of the 976,964 shares beneficially owned at December 31, 2023, it has (a) sole voting power with respect to 0 shares, (b) shared voting power with respect to 44,663 shares, (c) sole power to dispose of 925,191 shares, and (d) shared power to dispose of 51,773 shares. According to the Vanguard 13G/A filing, the address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(5)	Includes 3,875 shares held by Mr. Mason’s spouse. Mr. Mason disclaims beneficial ownership of his spouse’s shares except to the extent of any pecuniary interest he may have therein.
(6)	Includes 7,900 shares held jointly with Mr. Boggs’s spouse. 6,400 shares are pledged as collateral in connection with a personal line of credit.
(7)	Includes 3,109 shares held jointly with Mr. Green’s spouse. Also includes 785 shares held by Mr. Green’s spouse. Mr. Green disclaims beneficial ownership with respect to such shares except to the extent of any pecuniary interest he may have therein.
(8)	Includes 1,000 shares held jointly with Ms. Pellegrino’s spouse.
(9)	Includes 500 shares held indirectly in the Tompkins Family Trust. Mr. Tompkins, his spouse and his brother-in-law have joint control over the disposition and voting of such shares.
(10)	Includes 36,409 shares held by J Michel and R Michel TTEE, The Michel family Tr U/A DTD 6/14/18; Mr. Michel and his spouse are the co-trustees and beneficiaries of the J Michel and R. Michel Tr U/A DTD 6/14/18.
(11)	Includes 538 shares held through the 401(k) Plan as of the last statement date of March 31, 2024. Participants in HomeStreet’s 401(k) Plan have the authority to direct voting of shares they hold through the 401(k) Plan.
(12)	Includes shares held by HomeStreet’s directors and NEOs as well as eight other executive officers of HomeStreet. For these eight other executive officers, includes 7,812 shares held through the 401(k) Plan as of the last statement date of March 31, 2024. Participants in HomeStreet’s 401(k) Plan have the authority to direct voting of shares they hold through the 401(k) Plan.
187

LEGAL MATTERS

The validity of the FirstSun common stock to be issued in connection with the mergers will be passed upon for FirstSun by Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia. Certain U.S. federal income tax consequences relating to the mergers will also be passed upon for FirstSun by Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia and for HomeStreet by Sullivan & Cromwell LLP.

EXPERTS

FirstSun

The consolidated financial statements of FirstSun as of and for the years ended December 31, 2023 and 2022, have been audited by Crowe LLP, an independent registered public accounting firm, and have been incorporated by reference herein and in the registration statement in reliance upon the report of such auditor given on the authority of such firm as experts in accounting and auditing.

HomeStreet

The consolidated financial statements of HomeStreet as of December 31, 2023 and for the year ended December 31, 2023, have been audited by Crowe LLP, an independent registered public accounting firm, and have been incorporated by reference herein and in the registration statement in reliance upon the report of such auditor given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of HomeStreet as of December 31, 2022, and for each of the two years in the period ended December 31, 2022, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm in their authority as experts in accounting and auditing.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified the company whose shares they hold of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

If you are a HomeStreet shareholder, HomeStreet will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to HomeStreet’s Investor Relations at Investor Relations, HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, WA 98101 or by calling (206) 515-2291. If you want to receive separate copies of a HomeStreet proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact HomeStreet at the above address and telephone number.

OTHER MATTERS

As of the date of this proxy statement/prospectus, neither the FirstSun board of directors nor the HomeStreet board of directors knows of any matters that will be presented for consideration at their respective meetings of shareholders, other than as described in this proxy statement/prospectus. If any other matters properly come before the HomeStreet shareholder meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxies as to any of these matters.

188

Participants in the Solicitation

Under applicable regulations of the SEC, each of HomeStreet’s directors and certain of HomeStreet’s executive officers and other employees are “participants” in this proxy solicitation. Please refer to the sections entitled “Principal Shareholders of HomeStreet” and “Proposal 4 — Election of Directors” for information about HomeStreet directors and executive officers. Other than the persons described in this proxy statement/prospectus, no regular employees of HomeStreet have been or are to be employed to solicit shareholders in connection with this proxy solicitation. However, in the course of their regular duties, employees may be asked to perform clerical or ministerial tasks in furtherance of this solicitation.

Costs of Solicitation

HomeStreet will bear the expenses of calling and holding the HomeStreet shareholder meeting and the solicitation of proxies on behalf of the HomeStreet board of directors with respect to the HomeStreet shareholder meeting. These costs will include, among other items, the expense of preparing, assembling, printing and mailing the proxy materials to shareholders of record and beneficial owners, and reimbursements paid to brokers, banks and other nominees for their reasonable out-of-pocket expenses for forwarding proxy materials to shareholders and obtaining voting instructions from beneficial owners. In addition to soliciting proxies by mail, directors, officers and employees may solicit proxies on behalf of the HomeStreet board of directors, without additional compensation, personally or by telephone. HomeStreet may also solicit proxies by email from shareholders who are our employees or who previously requested to receive proxy materials electronically. HomeStreet has retained Okapi Partners LLC to solicit proxies. Under HomeStreet’s agreement with Okapi Partners LLC, Okapi Partners LLC will receive a fee of up to $25,000 plus the reimbursement of reasonable expenses. Okapi Partners LLC will solicit proxies by mail, telephone, facsimile and email.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows FirstSun and HomeStreet to incorporate certain information into this proxy statement/prospectus by reference to other information that has been filed with the SEC. This means that FirstSun and HomeStreet can disclose important information to you by referring you to those documents filed with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information contained directly in this proxy statement/prospectus. Information that is filed with the SEC after the date of this proxy statement/prospectus will automatically update and supersede the information previously included in this proxy statement/prospectus. The documents that are incorporated by reference contain important information about FirstSun and HomeStreet and their financial conditions and you should read this proxy statement/prospectus together with any other documents incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by FirstSun (Central Index Key 0001709442), other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on March 7, 2024;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2024, filed on May 10, 2024; and

•	Current Reports on Form 8-K filed with the SEC on January 9, 2024, January 16, 2024, January 19, 2024, March 8, 2024, April 1, 2024, and April 30, 2024 (in each case, other than the portions of those documents not deemed to be filed).

This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by HomeStreet (Central Index Key 0001518715), other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on March 6, 2024, as amended by Form 10-K/A on April 29, 2024;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2024, filed on May 9, 2024; and

•	Current Reports on Form 8-K filed with the SEC on January 16, 2024, January 19, 2024, and April 30, 2024 (in each case, other than the portions of those documents not deemed to be filed).
189

In addition, FirstSun and HomeStreet are incorporating by reference all documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the HomeStreet shareholder meeting, as applicable, provided, however, that FirstSun and HomeStreet are not incorporating by reference any information furnished (but not filed).

Except where the context otherwise indicates, the information contained in this proxy statement/prospectus with respect to FirstSun was provided by FirstSun, and the information contained in this proxy statement/prospectus with respect to HomeStreet was provided by HomeStreet.

Both FirstSun and HomeStreet file annual, quarterly and special or current reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials FirstSun or HomeStreet file with the SEC without charge by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information” in the forepart of this proxy statement/prospectus. However, the FirstSun and HomeStreet websites and information contained on, or that can be accessed through, the websites, other than any information or documents explicitly incorporated by reference in this proxy statement/prospectus, are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus.

No person has been authorized to give any information or make any representation about the mergers, the investment agreements, or FirstSun or HomeStreet that differs from, or adds to, the information in this proxy statement/prospectus or in documents that are publicly filed with the SEC. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to HomeStreet shareholders nor the issuance of FirstSun common stock in the mergers shall create any implication to the contrary. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

 This proxy statement/prospectus contains a description of the representations and warranties that FirstSun and HomeStreet made to the other in the merger agreement. Representations and warranties made by FirstSun and HomeStreet are also set forth in contracts and other documents that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding FirstSun, HomeStreet, or their businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

190

Execution Version

ANNEX A – MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER

by and among

HOMESTREET, INC.,

FIRSTSUN CAPITAL BANCORP,

AND

DYNAMIS SUBSIDIARY, INC.

Dated January 16, 2024

A-i

A-ii

A-iii

9.10	Waiver of Jury Trial	A-62
9.11	Assignment; Third-Party Beneficiaries	A-62
9.12	Specific Performance	A-62
9.13	Severability	A-63
9.14	Confidential Supervisory Information	A-63
9.15	Delivery by Facsimile or Electronic Transmission	A-63

Exhibit A – Form of Parent Certificate of Amendment

INDEX OF DEFINED TERMS

Page

2024 Company RSU	A-5
Acquisition Proposal	A-52
affiliate	A-61
Agreement	A-1
BHC Act	A-10
Chosen Courts	A-62
Closing	A-4
Closing Date	A-4
Closing Year Bonuses	A-48
Code	A-2
Company	A-1
Company Agent	A-24
Company Benefit Plans	A-16
Company Board Recommendation	A-46
Company Bylaws	A-10
Company Certificate of Incorporation	A-10
Company Common Stock	A-4
Company Contract	A-20
Company Disclosure Schedule	A-9
Company ERISA Affiliate	A-17
Company Indemnified Parties	A-49
Company Insiders	A-53
Company Meeting	A-45
Company Owned Properties	A-22
Company Real Property	A-22
Company Reports	A-17
Company RSUs	A-6
Company Securities	A-11
Company Subsidiary	A-10
Company Subsidiary Securities	A-11
Confidentiality Agreement	A-45
Converted RSU Award	A-5
Dissenting Shareholders	A-4
Effective Time	A-2
Enforceability Exceptions	A-12
A-iv

Environmental Laws	A-21
Equity Financing	A-1
ERISA	A-16
Exchange Act	A-14
Exchange Agent	A-7
Exchange Fund	A-7
Exchange Ratio	A-4
Excluded Shares	A-4
FDIC	A-11
Financing Conditions	A-37
GAAP	A-10
Government Order	A-44
Governmental Entity	A-13
Intellectual Property	A-22
Interim Surviving Entity	A-1
Investment Agreement	A-1
Investor	A-1
Investors	A-1
IRS	A-16
knowledge	A-61
Liens	A-11
Loans	A-23
made available	A-61
Material Adverse Effect	A-10
Material Burdensome Condition	A-44
Merger	A-1
Merger Consideration	A-4
Merger Sub	A-1
Merger Sub Articles of Incorporation	A-25
Merger Sub Bylaws	A-25
Multiemployer Plan	A-16
New Certificates	A-7
Old Certificate	A-5
Pandemic	A-10
Pandemic Measures	A-10
Parent	A-1
Parent Advisory Entity	A-39
Parent Agent	A-39
Parent Benefit Plans	A-31
Parent Board Recommendation	A-46
Parent Bylaws	A-25
Parent Certificate Amendment	A-3
Parent Certificate of Incorporation	A-25
Parent Common Stock	A-4
Parent Contract	A-35
A-v

Parent Disclosure Schedule	A-25
Parent Equity Plans	A-26
Parent ERISA Affiliate	A-31
Parent Meeting	A-45
Parent Owned Properties	A-36
Parent Parties	A-1
Parent Real Property	A-36
Parent Reports	A-32
Parent Securities	A-26
Parent Subsidiary	A-25
Parent Subsidiary Securities	A-26
Parties	A-1
Party	A-1
Performance Bonus Plan	A-48
Permitted Encumbrances	A-22
person	A-61
Personal Data	A-18
Pre-2024 Company PSU	A-8
Pre-2024 Company RSU	A-5
Premium Cap	A-50
Proxy Statement	A-12
Recommendation Change	A-46
Regulatory Agencies	A-13
Representatives	A-51
Requisite Company Vote	A-12
Requisite Parent Vote	A-27
Requisite Regulatory Approvals	A-43
S-4	A-12
Sarbanes-Oxley Act	A-14
SEC	A-6
Second Step Effective Time	A-3
Second Step Merger	A-1
Security Breach	A-19
SRO	A-13
Stock Plan	A-5
Subsidiary	A-10
Surviving Entity	A-1
Takeover Restrictions	A-23
Tax	A-16
Tax Return	A-16
Taxes	A-16
Termination Date	A-57
Termination Fee	A-59
Washington Secretary	A-2
WBCA	A-1
A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated January 16, 2024 (this “Agreement”), by and among HOMESTREET, INC., a Washington corporation (“Company”), FIRSTSUN CAPITAL BANCORP, a Delaware corporation (“Parent”) and DYNAMIS SUBSIDIARY, INC., a Washington corporation and a direct and wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, the “Parent Parties”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of each of Company, Parent and Merger Sub (together, the “Parties” and each, a “Party”) have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which Merger Sub will, subject to the terms and conditions set forth in this Agreement, merge with and into Company (the “Merger”), so that Company is the surviving entity in the Merger (sometimes referred to in such capacity as the “Interim Surviving Entity”), and, immediately following the Merger as set forth in this Agreement, the Interim Surviving Entity shall, subject to the terms and conditions set forth in this Agreement, merge with and into Parent (the “Second Step Merger” and, together with the Merger, the “Mergers”), so that Parent is the surviving corporation in the Second Step Merger (sometimes referred to in such capacity as the “Surviving Entity”).

WHEREAS, in furtherance thereof, the Board of Directors of Company has approved the transactions contemplated by this Agreement and adopted this Agreement and resolved to submit this Agreement and plan of merger to its shareholders for approval and to recommend that its shareholders approve this Agreement in accordance with Section 23B.11.030 of the Washington Business Corporation Act (as amended, the “WBCA”) and Article 5 of the Company Certificate of Incorporation.

WHEREAS, in furtherance thereof, the Board of Directors of Merger Sub has approved the transactions contemplated by this Agreement and adopted this Agreement and resolved to submit this Agreement to Parent, as its sole shareholder, for approval and to recommend that Parent, as its sole shareholder approve this Agreement in accordance with Section 23B.11.030 of the WBCA.

WHEREAS, in furtherance thereof, the Board of Directors of Parent has approved the transactions contemplated by this Agreement, including the issuance of Parent Common Stock as Merger Consideration, and resolved to submit the Parent Share Issuance and the Parent Certificate Amendment, to its stockholders for approval and to recommend its stockholders approve the Parent Share Issuance and the Parent Certificate Amendment.

WHEREAS, concurrently with the execution and delivery of this Agreement (a) as a condition to Company’s willingness to enter into this Agreement, Company and each member of the Board of Directors of Parent and certain stockholders of Parent are entering into voting agreements, pursuant to which, among other things, each such director and stockholder has agreed to act by written consent or vote, as applicable, to approve this Agreement, including the Parent Share Issuance, the Parent Certificate Amendment and other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth therein, and (b) as a condition to Parent’s willingness to enter into this Agreement, Parent and each member of the Board of Directors of Company are entering into voting agreements, pursuant to which, among other things, each such director has agreed to approve this Agreement, upon the terms and subject to the conditions set forth therein.

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Company’s willingness to enter into this Agreement, Parent has entered into separate investment agreements (each, an “Investment Agreement”) by and between Parent and the investors named therein (the “Investors” and each, an “Investor”), whereby the Investors will make an equity investment in Parent of $80 million concurrently with the execution and delivery of this Agreement in exchange for 2,461,538 shares of Parent Common Stock (the “Initial Investment”) and $95 million concurrently with the Closing of the Merger in exchange for 2,923,077 shares of Parent Common Stock (the “Equity Financing”).

A-1

WHEREAS, for federal income tax purposes, it is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.

WHEREAS, immediately following the Second Step Merger, and subject to it occurring, Company Bank will merge with and into Parent Bank so that Parent Bank is the surviving entity in the Bank Merger.

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGERS

1.1       The Merger.

(a)       General. Subject to the terms and conditions of this Agreement, in accordance with the WBCA, at the Effective Time (as defined below), Merger Sub shall be merged with and into Company in accordance with, and with the effects provided in, this Agreement and applicable provisions of the WBCA. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and Company shall continue, as the surviving corporation of the Merger, as a corporation incorporated under the laws of the State of Washington.

(b)       Effective Time. On or, if agreed by Company and Parent, prior to the Closing Date, Company and Merger Sub shall duly execute and deliver, or cause to be delivered, a certificate of merger (the “Certificate of Merger”) for filing with the Secretary of State of the State of Washington (the “Washington Secretary”). The Merger shall become effective at such time as specified in the Certificate of Merger in accordance with the relevant provisions of the WBCA, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Effective Time”).

(c)       Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of this Agreement and the WBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, interests, privileges, powers and franchises of Merger Sub shall vest in the Interim Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of Merger Sub shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Interim Surviving Entity.

(d)       Company Stock. Pursuant to and in accordance with Section 1.4, each share of Company Common Stock, but excluding the Excluded Shares (each as defined below) shall be converted into the right to receive Merger Consideration (as defined below).

(e)       Merger Sub Stock. At and after the Effective Time, each share of the common stock, no par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value, of the Interim Surviving Entity.

(f)        Articles of Incorporation of the Interim Surviving Entity. At the Effective Time, the articles of incorporation of Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Interim Surviving Entity until thereafter amended in accordance with applicable law.

(g)       Bylaws of the Interim Surviving Entity. At the Effective Time, the bylaws of Merger Sub shall be the bylaws of the Interim Surviving Entity until thereafter amended in accordance with applicable law.

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(h)       Directors and Officers of the Interim Surviving Entity. The directors and officers of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Interim Surviving Entity, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.

(i)        Name of the Interim Surviving Entity. The legal name of the Interim Surviving Entity shall be the name of Company.

1.2       The Second Step Merger and Bank Merger.

(a)       General. Immediately following the Effective Time, Parent shall cause the Interim Surviving Entity to be, and the Interim Surviving Entity shall be merged with and into Parent in accordance with, and with the effects provided in, this Agreement and Section 253 of Delaware General Corporation Law (the “DGCL”) and the applicable provisions of the WBCA. At the Second Step Effective Time (as defined below), the separate corporate existence of the Interim Surviving Entity shall cease to exist and Parent shall continue, as the surviving corporation of the Second Step Merger, as a corporation of Delaware.

(b)       Second Step Effective Time. In order to effect the Second Step Merger, Parent and Interim Surviving Entity shall duly execute and deliver articles of merger for filing with the Washington Secretary (the “Washington Articles of Merger”) and a certificate of ownership and merger for filing with the Secretary of State of the State of Delaware in accordance with Section 253 of the DGCL (such certificate, together with the Washington Articles of Merger, the “Second Step Certificates of Merger”), and such Second Step Certificates of Merger to be in such form and of such substance as is consistent with the applicable provisions of the WCBA and DGCL and otherwise mutually agreed by Parent and Interim Surviving Entity. The Second Step Merger shall become effective at such time as specified in the Second Step Certificates of Merger in accordance with the relevant provisions of the WBCA and Section 253 of the DGCL, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Second Step Effective Time”).

(c)       Effects of the Second Step Merger. The Second Step Merger shall have the effects set forth in this Agreement and applicable provisions of the DGCL and the WBCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Step Effective Time, all property, rights, interests, privileges, powers and franchises of the Interim Surviving Entity shall vest in the Parent, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Interim Surviving Entity shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Parent.

(d)       Cancellation of Interim Surviving Entity Stock. Each share of common stock, no par value, of the Interim Surviving Entity, as well as each share of any other class or series of capital stock of the Interim Surviving Entity, in each case that is issued and outstanding immediately prior to the Second Step Effective Time, shall, at the Second Step Effective Time, solely by virtue and as a result of the Second Step Merger and without any action on the part of any holder thereof, automatically be cancelled for no consideration and shall cease to exist.

(e)       Parent Stock. The shares of Parent stock issued and outstanding immediately prior to the Second Step Effective Time shall not be affected by the Second Step Merger and, accordingly, each share of Parent stock issued and outstanding immediately prior to the Second Step Effective Time shall, at and after the Second Step Effective Time, remain issued and outstanding.

(f)        Certificate of Incorporation of the Surviving Entity. At the Second Step Effective Time, the Parent Certificate of Incorporation, as amended by the amendment set forth in Exhibit A (the “Parent Certificate Amendment”) (which, for the avoidance of doubt, shall become effective prior to the Effective Time), as in effect immediately prior to the Second Step Effective Time, shall be the certificate of incorporation of the Surviving Entity until thereafter amended in accordance with applicable law.

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(g)       Bylaws of the Surviving Entity. At the Second Step Effective Time, the bylaws of Parent as in effect immediately prior to the Second Step Effective Time, shall be the bylaws of the Surviving Entity, until thereafter amended in accordance with applicable law.

(h)       Directors and Officers of the Surviving Entity. Except as otherwise set forth in Section 6.11 or otherwise agreed by Parent and Company, the directors and officers of Parent as of immediately prior to the Second Step Effective Time shall, at and after the Second Step Effective Time, continue as the directors and officers, respectively, of the Surviving Entity, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.

(i)        Name of the Surviving Entity. The legal name of the Surviving Entity shall be the name of Parent.

(j)        Bank Merger. Immediately following the Second Step Merger, HomeStreet Bank, a Washington state-chartered bank and a wholly owned Subsidiary of Company (“Company Bank”), will merge (the “Bank Merger”) with and into Sunflower Bank, N.A., a national banking association and a wholly owned Subsidiary of Parent (“Parent Bank”). Parent Bank shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Second Step Effective Time. The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be mutually agreed upon by the Parties (the “Bank Merger Agreement”). The Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.

1.3       Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 8:00 a.m., New York City time, on a date which shall be no later than the first day of the first calendar month after the satisfaction or waiver (subject to applicable law) of all the conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.4       Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Company, Merger Sub or the holder of any securities of Parent or Company:

(a)       Subject to Section 2.2(e), each share of the common stock, no par value, of Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”), except for shares of Company Common Stock owned by Company as treasury stock or owned by Company or Parent (in each case other than shares of Company Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties (ii) held, directly or indirectly, by Company or Parent in respect of debts previously contracted or (iii) owned by shareholders (“Dissenting Shareholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 23B.13.020(1) of the WBCA (collectively, the “Excluded Shares”)), shall be converted into the right to receive 0.4345 shares (the “Exchange Ratio” and such shares the “Merger Consideration”) of the common stock, par value $0.0001 per share, of Parent (the “Parent Common Stock”); it being understood that upon the Effective Time, pursuant to this Article I, the Parent Common Stock, including the shares issued to former holders of Company Common Stock, shall be the common stock of the Surviving Entity.

(b)       All the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood

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that any reference in this Agreement to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.4 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, but, in each case, excluding the Equity Financing, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit Company or Parent to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c)       Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by Company or Parent (in each case other than the Excluded Shares) shall be cancelled and shall cease to exist and no Parent Common Stock or other consideration shall be delivered in exchange therefor.

1.5       Treatment of Company Equity Awards.

(a)       At the Effective Time, (A) any time-based vesting conditions applicable to each restricted stock unit award in respect of shares of Company Common Stock that was granted on or before December 31, 2023 (a “Pre-2024 Company RSU”) that is outstanding immediately prior to the Effective Time under the Amended and Restated Company 2014 Equity Incentive Plan or any successor plan thereto (the “Stock Plan”), shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (B) each Pre-2024 Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Pre-2024 Company RSU to receive (without interest), less applicable Tax withholdings, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), (1) a number of shares of Parent Common Stock equal to, (x) the number of shares of Company Common Stock subject to such Pre-2024 Company RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (as it may be adjusted if necessary pursuant to the last sentence of Section 1.4(b)) plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the Effective Time with respect to such Pre-2024 Company RSU; provided that with respect to any Pre-2024 Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(b)       At the Effective Time, each restricted stock unit award in respect of shares of Company Common Stock that was granted after December 31, 2023 (a “2024 Company RSU”) and is outstanding immediately prior to the Effective Time under the Stock Plan shall, automatically and without any required action on the part of the holder thereof, be converted into a restricted stock unit award (each, a “Converted RSU Award”) in respect of a number of Parent Shares (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to the 2024 Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (as it may be adjusted if necessary pursuant to the last sentence of Section 1.4(b)). Except as explicitly set forth above, each such Converted RSU Award shall be subject to the same terms and conditions as applied to the corresponding 2024 Company RSU immediately prior to the Effective

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Time; provided that any time-based vesting conditions shall accelerate upon the earlier of (i) a termination of employment of the applicable holder of such Converted RSU Award without Cause or for Good Reason (each as defined in the Stock Plan and award agreement applicable to the corresponding 2024 Company RSU), (ii) the date on which the system conversion of the banking operations of Company and Parent is completed (as reasonably determined by the Surviving Corporation, which at Surviving Corporation’s discretion may include satisfactory completion of a period of up to 30 days following conversion during which the holder is expected to assist and cooperate with remaining conversion issues); (iii) six (6) months from the Closing Date; or (iv) any earlier vesting date or event required by the award agreement applicable to the corresponding 2024 Company RSU immediately prior the Effective Time. Notwithstanding the foregoing, the number of Parent Shares covered by each 2024 Company RSU and the terms and conditions applicable thereto shall be determined in a manner consistent with the requirements of Section 409A of the Code. For the avoidance of doubt, any amounts relating to dividends, if any, with respect to such 2024 Company RSUs that are accrued but unpaid as of the Effective Time shall carry over, vest in accordance with the schedule provided above, and shall be paid in accordance with the terms and conditions as were applicable to such 2024 Company RSUs immediately prior to the Effective Time. The Pre-2024 Company RSUs and 2024 Company RSUs are collectively referred to herein as the “Company RSUs”.

(c)       At the Effective Time, (A) any time or performance-based vesting conditions applicable to each performance stock unit award in respect of shares of Company Common Stock (a “Company PSU”) that is outstanding immediately prior to the Effective Time under the Stock Plan, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, accelerate (with performance-based vesting occurring at target), and (B) each Company PSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company PSU to receive (without interest), less applicable Tax withholdings, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), (1) a number of shares of Parent Common Stock equal to, (x) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time based on target performance multiplied by (y) the Exchange Ratio (as it may be adjusted if necessary pursuant to the last sentence of Section 1.4(b)) plus (2) an amount in cash equal to the amount of all dividends, if any, accrued but unpaid as of the Effective Time with respect to such Company PSU based on target performance; provided, that, with respect to any Company PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(d)       At or prior to the Effective Time, Company, the Board of Directors of Company and the Compensation Committee of the Board of Directors of Company, as applicable (or appropriate committee with delegated authority therefrom), shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.5 and provide for the deduction, withholding and remittance of any Taxes or amounts required under applicable law. Company shall take all actions necessary to ensure that, from and after the Effective Time, Parent will not be required to deliver shares of Company Common Stock or other capital stock of Company to any person pursuant to or in settlement of Company RSUs or Company PSUs.

(e)       Parent shall take all actions that are necessary or appropriate to effectuate the provisions of this Section 1.5, including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 1.5. If registration of any plan interests in the Stock Plan or other Company Benefit Plans or the shares of Parent Common Stock issuable thereunder is required under the Securities Act of 1933, as amended (the “Securities Act”), as soon as reasonably practicable after the Effective Time (but in any event on the Closing Date) Parent shall file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 with respect to such interests or Parent Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Stock Plan or other Company Benefit Plans, as applicable, remain in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder continues to be required. As soon as practicable after the registration of such interests or shares, as applicable, Parent shall deliver to the holders of Company

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RSUs appropriate notices setting forth such holders’ rights pursuant to the respective Stock Plan and agreements evidencing the grants of such Company RSUs, and stating that such Company RSUs have been assumed by Parent and shall continue in effect on the same terms and conditions (except as explicitly provided in Section 1.5(b) and to give effect to the Mergers).

1.6       Tax Consequences. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

ARTICLE II

EXCHANGE OF SHARES

2.1       Parent to Make Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and mutually acceptable to Company as agreed by Company in writing (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates, certificates or, at Parent’s option, evidence in book-entry form, representing shares of Parent Common Stock to be issued pursuant to Section 1.4 (the “New Certificates”), it being understood that any reference in this Agreement to a “New Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Parent Common Stock to be issued pursuant to Section 1.4 in the event Parent exercises such option, and cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of Parent Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2       Exchange of Shares.

(a)       As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Parent and Company shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive Parent Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of Parent Common Stock and any cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I) and/or (ii) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

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(b)       No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock that the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.

(c)       If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)       After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged as provided in this Article II.

(e)       Notwithstanding anything to the contrary contained in this Agreement, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates (or in satisfaction of the obligations set forth in Section 1.5 in respect of Company RSUs or Company PSUs), no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of Company Common Stock, Pre-2024 Company RSU or Pre-2024 Company PSU who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) $33.95 by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4 or Section 1.5. The Parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)        Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for twelve (12) months after the Effective Time shall be paid to the Parent. Any former holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Parent for payment of the shares of Parent Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such holder holds as determined pursuant to this Agreement without any interest thereon. Notwithstanding the foregoing, none of Parent, Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)       Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company RSU or Company PSU, such amounts as it is required

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to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law, it being understood that any Taxes required to be withheld on the shares of Parent Common Stock payable in respect of Company RSUs or Company PSUs in accordance with Section 1.5(a) and Section 1.5(c) shall be satisfied by retaining from the number of shares of Parent Common Stock otherwise deliverable to the applicable holder of Company RSUs or Company PSUs a number of shares of Parent Common Stock having a fair market value (determined by reference to the closing price of a share of Parent Common Stock on the Closing Date) equal to the amount required to be withheld. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company RSU or Company PSU in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(h)       In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Parent Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

(i)         Appraisal Rights. No person who has perfected a demand for appraisal rights pursuant to Section 23B.13.020(1) of the WBCA shall be entitled to receive the Merger Consideration with respect to the Company Common Stock owned by such person unless and until such person shall have effectively withdrawn or lost such person’s right to appraisal under the WBCA. Each Dissenting Shareholder shall be entitled to receive only the payment provided by Section 23B.13.020(1) of the WBCA with respect to the Company Common Stock owned by such Dissenting Shareholder. Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law that are received by Company relating to shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the WBCA. Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (a) as disclosed in the disclosure schedule delivered by Company to the Parent Parties concurrently with this Agreement (the “Company Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect or, as contemplated by Section 9.14, to the extent that disclosing such item would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8) and 12 CFR § 4.32(b)) (“Confidential Supervisory Information”) (provided that, if an item is not disclosed because it would involve disclosure of Confidential Supervisory Information, appropriate substitute disclosures shall be made to the extent permitted by applicable law), (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of such disclosure that such disclosure applies to such other sections or (b) as disclosed in any Company Reports filed by Company on or after January 1, 2022 and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer), Company hereby represents and warrants to the Parent Parties as follows:

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3.1       Corporate Organization.

(a)       Company is a corporation duly organized and validly existing under the laws of the State of Washington and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Company has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted. Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect on Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Parent Parties or Company, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date of this Agreement, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date of this Agreement, in laws, rules or regulations (including any Pandemic Measures) of general applicability to companies in the industries in which such Party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date of this Agreement, in global, national or regional political conditions (including the outbreak, continuation or escalation of any acts of war (whether or not declared), acts of terrorism, sabotage or military actions) or any Pandemic or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such Party or its Subsidiaries (including any such changes arising out of any Pandemic), (D) changes, after the date of this Agreement, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event or emergencies (including any Pandemic), (E) public disclosure of the transactions contemplated by this Agreement or actions expressly required by this Agreement or that are taken with the prior written consent of the other Party in contemplation of the transactions contemplated by this Agreement or (F) a decline in the trading price of a Party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (A), (B), (C), or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate) or (ii) the ability of such Party to timely consummate the transactions contemplated by this Agreement. As used in this Agreement, the term “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto and the term “Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any Pandemic; and the term “Subsidiary” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act. True and complete copies of the certificate of incorporation of Company, as amended (the “Company Certificate of Incorporation”) and the amended and restated bylaws of Company, as amended (the “Company Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Company to Parent.

(b)       Except as would not reasonably be expected to have a Material Adverse Effect on Company, each Subsidiary of Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of Company or

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any Subsidiary of Company to pay dividends or distributions except, in the case of Company or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950 (the “Bank Merger Act”)) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Subsidiaries of Company as of the date of this Agreement. True and complete copies of the organizational documents of Company Bank as in effect on the date of this Agreement have previously been made available by Company to Parent. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Company other than the Company Subsidiaries.

3.2       Capitalization.

(a)       The authorized capital stock of Company consists of 160,000,000 shares of Company Common Stock and 10,000 shares of Company Preferred Stock. As of January 13, 2024, there were (i) 18,857,566 shares of Company Common Stock issued and outstanding; (ii) no shares of Company Common Stock held in treasury; (iii) 294,517 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company RSUs; (iv) 267,093 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company PSUs (assuming performance goals are satisfied at the target level); (v) 492,212 shares of Company Common Stock reserved for issuance pursuant to future grants under the Stock Plan (which includes 147,259 shares reserved for max awards of PSUs); and (vi) no shares of Company Preferred Stock issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence there are no shares of capital stock or other voting securities or equity interests of Company issued, reserved for issuance or outstanding. All the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Company may vote. Other than Company RSUs and Company PSUs, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, commitments or agreements of any character to which Company or any of its Subsidiaries is a party relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Company, or contracts, commitments, understandings or arrangements by which Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Company, or that otherwise obligate Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Company Securities”, and any of the foregoing in respect of Subsidiaries of Company, collectively, “Company Subsidiary Securities”). Other than Company RSUs and Company PSUs issued or accumulated prior to the date of this Agreement as described in this Section 3.2(a), no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of Company or any of its Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Company or any of its Subsidiaries is a party with respect to the voting or transfer of Company Common Stock, capital stock or other voting or equity securities or ownership interests of Company or granting any shareholder or other person any registration rights.

(b)       Except as would not reasonably be expected to have a Material Adverse Effect on Company, Company owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever, and any other encumbrances securing a payment or the performance of an obligation (collectively, “Liens”), and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or under comparable state law (as applicable)) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

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3.3       Authority; No Violation.

(a)       Company has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the Mergers have been duly and validly approved by the Board of Directors of Company. The Board of Directors of Company has duly adopted resolutions pursuant to which it has determined that the consummation of the transactions contemplated by this Agreement (including the Mergers and the Bank Merger), on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Company and its shareholders, has adopted and approved this Agreement and the transactions contemplated by this Agreement (including the Mergers), has directed that this Agreement be submitted to Company’s shareholders for approval at a meeting of such shareholders and resolved to recommend that the Company’s shareholders approve this Agreement and the transactions contemplated by this Agreement. Except for (i) the approval of this Agreement and the transactions contemplated by this Agreement (including the Mergers) by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote on this Agreement pursuant to Section 23B.11.030(5) of the WBCA and Article 5 of the Company Certificate of Incorporation (the “Requisite Company Vote”), and (ii) the approval and adoption of the Bank Merger Agreement by Company as Company Bank’s sole shareholder, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)       Neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated by this Agreement (including the Mergers and the Bank Merger), nor compliance by Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Certificate of Incorporation or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation or Government Order applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that would not reasonably be expected to have a Material Adverse Effect on Company.

3.4       Consents and Approvals. Except for (a) the filing of any required applications, filings or notices with any federal or state regulatory or banking authorities listed on Section 3.4 of the Company Disclosure Schedule and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the NASDAQ, (c) the filing by Company with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form (which would be a joint proxy statement in the event the Parent Stockholder Consent is not obtained prior to the Written Consent End Date pursuant to Section 6.3(a)) (including any amendments or supplements thereto, the “Proxy Statement”), and the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (d) the filing of the Certificate of Merger with the Washington Secretary pursuant to the WBCA, the filing of Second Step Certificates of Merger with the applicable Governmental Entities as required by applicable law, and the filing of the Bank Merger Certificate and (e) if required by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the filing of any applications, filings or notices under the HSR Act, no consents or

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approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution, delivery and performance by Company of this Agreement or (ii) the consummation by Company of the Mergers and the other transactions contemplated by this Agreement (including the Bank Merger). Company is not aware of any reason why the necessary regulatory approvals and consents will not be received by Company to permit consummation of the transactions contemplated by this Agreement (including the Mergers and the Bank Merger) on a timely basis.

3.5       Reports. Company and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with (i) any state regulatory authority, (ii) the SEC, (iii) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), (iv) the FDIC, (v) the Office of the Comptroller of the Currency (the “OCC”), (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) (clauses (i) – (vii), collectively “Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments would not reasonably be expected to have a Material Adverse Effect on Company. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Company and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Company, investigation into the business or operations of Company or any of its Subsidiaries since January 1, 2022, except where such proceedings or investigations would not reasonably be expected to have a Material Adverse Effect on Company. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Company or its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Company or any of its Subsidiaries since January 1, 2022, in each case, which would reasonably be expected to have a Material Adverse Effect on Company.

3.6       Financial Statements.

(a)       The financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity, consolidated statements of cash flows and financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been, since January 1, 2022, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2022, no independent public accounting firm of Company has resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)       Except as would not reasonably be expected to have a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Company included in its Quarterly Report on Form 10-Q

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for the fiscal quarter ended September 30, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2023, or in connection with this Agreement and the transactions contemplated by this Agreement.

(c)       The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Company. Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Company’s outside auditors and the audit committee of Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. These disclosures were made in writing by management to Company’s auditors and audit committee and true, correct and complete copies of such disclosures have previously been made available by Company to Parent. To the knowledge of Company, there is no reason to believe that Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)       Since January 1, 2022, (i) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any director, officer, auditor, accountant or representative of Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Company or any committee thereof or the Board of Directors or similar governing body of any Company Subsidiary or any committee thereof, or to the knowledge of Company, to any director or officer of Company or any Company Subsidiary.

3.7       Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., neither Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Company has disclosed to or discussed with Parent as of the date of this Agreement the aggregate fees provided for in connection with the engagement by Company of Keefe, Bruyette & Woods, Inc. related to the Merger or related transactions contemplated by this Agreement.

3.8       Absence of Certain Changes or Events.

(a)       Since January 1, 2022, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have a Material Adverse Effect on Company.

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(b)       Since January 1, 2022, Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course, except in connection with the transactions contemplated by this Agreement. For purposes of this Agreement, the term “ordinary course,” and “ordinary course of business” with respect to any Party, means conduct consistent with past practice and the normal day-to-day customs, practices and procedures of such Party, taking into account the commercially reasonable actions taken by such Party and its Subsidiaries in response to any Pandemic and any Pandemic Measures.

3.9       Legal and Regulatory Proceedings.

(a)       Except as would not reasonably be expected to have a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)       There is no Government Order or regulatory restriction imposed upon Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Entity or any of its affiliates) that would reasonably be expected to be material to Company or any of its Subsidiaries, taken as a whole (other than any order issued by a Regulatory Agency in connection with the Mergers or Bank Merger whose approval is required for the Mergers or the Bank Merger, as the case may be).

3.10     Taxes.

(a)       Each of Company and its Subsidiaries (i) has timely filed or caused to be timely filed, taking into account any extensions, all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by it and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all material Taxes required to have been paid by it (whether or not shown on any Tax Return), except for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(b)       Each of Company and its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, shareholder, customer or other third party.

(c)       There are no Liens for Taxes upon any property or assets of Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d)       There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Company or its Subsidiaries, and neither Company nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where Company or any of its Subsidiaries, as applicable, does not file a Tax Return, that Company or such Subsidiary is or may be subject to income taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Company or any of its Subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.

(e)       Neither Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business).

(f)        Neither Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group of which Company or a Subsidiary of Company is the common parent), (ii) is a party to or is bound by any Tax sharing, allocation or

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indemnification agreement (other than (A) any such agreement entered into in the ordinary course of business and the principal subject matter of which is not Taxes and (B) any such agreement exclusively between or among Company and its Subsidiaries) or (iii) has any liability for Taxes of any Person (other than Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as transferee or successor.

(g)       Within the past two (2) years, none of Company or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(h)       Neither Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i)        Neither Company nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(j)        As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest imposed by any Governmental Entity with respect thereto.

(k)       As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11     Employees.

(a)       Except as would not reasonably be expected to have a Material Adverse Effect on Company, each Company Benefit Plan (as defined below) has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, and there are no actions, suits, claims or investigations (other than routine claims for benefits in the ordinary course) pending, or to the knowledge of Company, threatened, with respect to any Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind, whether in writing or not, and whether or not subject to ERISA, with respect to which Company or any Subsidiary is a party or has or could reasonably be expected to have any obligation or that are maintained, contributed to or sponsored by Company or any of its Subsidiaries, excluding any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).

(b)       Company has made available to the Parent true and complete copies of each material Company Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions or amendments, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), and (iii) the most recently received IRS determination letter and (iv) the most recently prepared actuarial report.

(c)       Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the knowledge of Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan.

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(d)       None of Company and its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or a Multiemployer Plan. For purposes of this Agreement, “Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(e)       No Company Benefit Plan provides for any post-employment or post-retirement health or medical, disability or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(f)        Except as would not reasonably be expected to have a Material Adverse Effect on Company, (i) Company and its Subsidiaries have at all times complied with the requirements of the Affordable Care Act set forth in Section 4980H of the Code and (ii) no condition exists that could cause Company or any of its Subsidiaries to have any Tax, liability, penalty, or payment imposed against it pursuant to Section 4980H(a) of the Code with respect to periods prior to the Merger.

(g)       Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) result in the making of, or the acceleration of vesting, exercisability, funding or delivery of, or an increase in the amount or value of, any payment, right or other benefit or compensation due to any employee, officer, director or other service provider of Company or any of its Subsidiaries, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge or terminate any Company Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(h)       Except as would not reasonably be expected to have a Material Adverse Effect on Company, there are no pending or, to Company’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Company or any of its Subsidiaries, or any strikes, lockouts, slowdowns, other labor disputes, or work stoppages. Neither Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization and there are no pending or, to the knowledge of Company, threatened organizing efforts by any union or other group seeking to represent any employees of Company or any of its Subsidiaries.

(i)        Except as would not reasonably be expected to have a Material Adverse Effect on Company, (i) Company and its Subsidiaries are in compliance with all laws and orders applicable to Company or such Subsidiary regarding the terms and conditions of employment or other employment-related matters, worker classification, and the payment and withholding of Taxes with respect to their employees; and (ii) to the knowledge of Company, no employee, independent contractor, officer or director of Company or any of its Subsidiaries is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such individual and any other Person that in any way materially and adversely affects or will affect the performance of his or her duties as an employee, independent contractor, officer or director of Company or any Company Subsidiary.

3.12     SEC Reports. An accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2022 by Company pursuant to the Securities Act, or the Exchange Act (the “Company Reports”) is publicly available and (b) communication mailed by Company to its shareholders since January 1, 2022 and prior to the date of this Agreement have previously been made available to Parent (other than those publicly available), and, no such

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Company Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2023, as of their respective dates, all Company Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Company Reports.

3.13     Compliance with Applicable Law.

(a)       Company and each of its Subsidiaries hold, and have at all times since January 1, 2022, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would reasonably be expected to have a Material Adverse Effect on Company, and to the knowledge of Company, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)       Except as would not reasonably be expected to have a Material Adverse Effect on Company, Company and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Company or any of its Subsidiaries, including all laws related to cybersecurity, data protection or privacy (including laws relating to the privacy and security of data or information that constitutes “personal data,” “nonpublic personal information,” “personal information” or any other equivalent term as defined under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Small Business Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Company and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where Company and its Subsidiaries conduct business.

(c)       Company Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d)       Company maintains a written information privacy and security program that contains reasonable administrative, technical and physical safeguards designed to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized access to or acquisition of Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data

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(clauses (i) through (iii), a “Security Breach”). To the knowledge of Company, Company has not experienced any Security Breach that would reasonably be expected to have a Material Adverse Effect on Company or require notification to affected individuals, a Governmental Entity or a Regulatory Agency that has not been made. To the knowledge of Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would reasonably be expected to have a Material Adverse Effect on Company. To the knowledge of Company, Company has not been the subject of any inquiry or action of any Governmental Entity or Regulatory Agency with respect to any unauthorized processing of Personal Data or material violation of any laws related to cybersecurity, data protection or privacy.

(e)       Without limitation, none of Company or any of its Subsidiaries, or to the knowledge of Company, any director, officer, employee, agent or other person acting on behalf of Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Company or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be expected to have a Material Adverse Effect on Company.

(f)        As of the date of this Agreement, each of Company and Company Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary federal regulator).

(g)       Except as would not reasonably be expected to have a Material Adverse Effect on Company, (i) Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.

3.14     Certain Contracts.

(a)       Except as set forth in Section 3.14(a) of the Company Disclosure Schedule or as filed with any Company Reports, as of the date of this Agreement, neither Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any Company Benefit Plan):

(i)          which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)         which contains a provision that materially restricts the conduct of any line of business by Company or any of its Subsidiaries or upon consummation of the Mergers will materially restrict the ability of the Surviving Entity or any of its affiliates to engage in any line of business or in any geographic region;

(iii)        which is a collective bargaining agreement or similar agreement with any labor union or guild;

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(iv)        any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Company Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would reasonably be expected to have a Material Adverse Effect on Company;

(v)       (A) that relates to the incurrence of indebtedness by Company or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases (except for facility leases) and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, federal funds borrowings, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), or (B) that provides for the guarantee, support, assumption or endorsement by Company or any of its Subsidiaries of, or any similar commitment by Company or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $2,000,000 or more;

(vi)        that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Company or its Subsidiaries, taken as a whole;

(vii)      that is a vendor agreement which creates future payment obligations in excess of $5,000,000 per annum or a servicing agreement pursuant to which obligations may exceed $5,000,000 per annum (in each case other than any such contracts which are terminable by Company or any of its Subsidiaries on ninety (90) days or less notice without penalty, other than the payment of any outstanding obligation at the time of termination);

(viii)      that is a settlement, consent or similar agreement and contains any material continuing obligations of Company or any of its Subsidiaries; or

(ix)        that relates to the acquisition or disposition of any person, business or asset and under which Company or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Company Disclosure Schedule, is referred to in this Agreement as a “Company Contract.” Company has made available to Parent true, correct and complete copies of each Company Contract in effect as of the date of this Agreement.

(b)       (i) Each Company Contract is valid and binding on Company or one of its Subsidiaries, as applicable, and in full force and effect, except as would not reasonably be expected to have a Material Adverse Effect on Company, (ii) Company and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Company Contract, except where such noncompliance or nonperformance would not reasonably be expected to have a Material Adverse Effect on Company, (iii) to the knowledge of Company, each third-party counterparty to each Company Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Company Contract, except where such noncompliance or nonperformance would not reasonably be expected to have a Material Adverse Effect on Company, (iv) neither Company nor any of its Subsidiaries has knowledge of any violation of any Company Contract by any of the other parties thereto which would reasonably be expected to have a Material Adverse Effect on Company and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Company or any of its Subsidiaries or, to the knowledge of Company, any other party thereto, of or under any such Company Contract, except where such breach or default would not reasonably be expected to have a Material Adverse Effect on Company.

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3.15     Agreements with Regulatory Agencies. Neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing, or to Company’s knowledge, orally, since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

3.16     Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Company, Company and its Subsidiaries are in compliance, and have since January 1, 2022, complied, with all federal, state or local law, regulation, Government Order, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Company, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Company, threatened against Company, which liability or obligation would reasonably be expected to have a Material Adverse Effect on Company. To the knowledge of Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have a Material Adverse Effect on Company. Company is not subject to any agreement Government Order, letter agreement or memorandum of agreement by or with any Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have a Material Adverse Effect on Company.

3.17     Investment Securities and Commodities.

(a)       Each of Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to Company’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries. Such securities and commodities are valued on the books of Company in accordance with GAAP in all material respects.

3.18     Risk Management Instruments. Except as would not reasonably be expected to have a Material Adverse Effect on Company, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Company, any of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect and (b) Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Company’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

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3.19     Real Property. Company or a Company Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Company Reports as being owned by Company or a Company Subsidiary or acquired after the date thereof which are material to Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company Reports or acquired after the date thereof which are material to Company’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Company, the lessor. There are no pending or, to the knowledge of Company, threatened condemnation proceedings against the Company Real Property.

3.20     Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect on Company: (a) Company and each of its Subsidiaries owns, or otherwise has rights to use (in each case, free and clear of any material Liens), all Intellectual Property used in the conduct of its business as currently conducted, (b) to the knowledge of Company, the conduct of the business of Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person, (c) neither Company nor its Subsidiaries has, within the past three (3) years, received any written notice alleging it or its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person, (d) to the knowledge of Company, no person is infringing, misappropriating or otherwise violating any Intellectual Property owned by Company or any of its Subsidiaries, and (e) neither Company nor any Company Subsidiary has, within the past three (3) years, received any written notice of any pending claim with respect to any Intellectual Property owned by Company or any Company Subsidiary, and Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment or cancellation of all Intellectual Property owned by Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means all rights in or to: (w) trademarks, service marks, logos, trade dress, domain names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (x) patents and patent applications, including divisions, revisions, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (y) proprietary trade secrets and know-how; and (z) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

3.21     Related Party Transactions. As of the date of this Agreement, except as set forth in any Company Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Company) on the other hand, of the type required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each, a “Related Party Transaction”) that have not been disclosed therein. All Related Party Transactions set forth in any Company Report (or otherwise) comply with the Federal Reserve Board’s Regulation O and Regulation W.

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3.22     State Takeover Laws. The Board of Directors of Company has approved this Agreement and the transactions contemplated by this Agreement and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the Company Certificate of Incorporation or Company Bylaws (collectively, with any similar provisions of the Parent Certificate of Incorporation, Parent Bylaws, Merger Sub Articles of Incorporation or Merger Sub Bylaws, “Takeover Restrictions”).

3.23     Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of Company received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Keefe, Bruyette & Woods, Inc. to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than, as applicable, Parent and its affiliates). Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24     Company Information. The information relating to Company and its Subsidiaries or that is provided by Company or its Subsidiaries or their respective representatives for inclusion in the Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection with this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Parent or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions that relate to Parent or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

3.25     Loan Portfolio.

(a)       As of the date of this Agreement, except as set forth in Section 3.25(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Company or any Subsidiary of Company is a creditor that, as of December 31, 2023, had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of December 31, 2023, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all the Loans of Company and its Subsidiaries that, as of December 31, 2023, had an outstanding balance of $5,000,000 or more and were classified by Company as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan, together with the aggregate principal amount of such Loans by category and (B) each asset of Company or any of its Subsidiaries that, as of December 31, 2023, is classified as “Other Real Estate Owned” and the book value thereof.

(b)       Except as would not reasonably be expected to have a Material Adverse Effect on Company, each Loan of Company or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)       Except as would not reasonably be expected to have a Material Adverse Effect on Company and except for Loans not originated by Company or any of its Subsidiaries, each outstanding Loan of Company or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material

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respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

3.26     No Broker-Dealers. Neither Company nor any of its Subsidiaries is required to be registered, licensed, qualified or authorized, as a broker-dealer under the Exchange Act or under any other applicable Law.

3.27     No Investment Advisors. Neither Company nor any of its Subsidiaries are required to register with the SEC as an investment adviser under the Investment Advisers Act.

3.28     Insurance Business.

Except as would not reasonably be expected to have a Material Adverse Effect on Company, (i) since January 1, 2022, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of Company or any Company Subsidiary (“Company Agent”) wrote, sold, produced, managed, administered or procured business for Company or a Company Subsidiary, such Company Agent was, at the time the Company Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no Company Agent has been since January 1, 2022, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such Company Agent’s writing, sale, management, administration or production of insurance business and (iii) each Company Agent was appointed by each insurance carrier whose insurance business was written, sold, produced, managed, administered or procured by such Company agent, to the extent required by applicable law.

3.29     Insurance. Except as would not reasonably be expected to have a Material Adverse Effect on Company, (a) Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice, and Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due fashion, (d) there is no claim for coverage by Company or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Company nor any of its Subsidiaries has knowledge of notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.30     No Other Representations or Warranties.

(a)       Except for the representations and warranties made by Company in this Article III, neither Company nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other person makes or has made any representation or warranty to the Parent Parties or any of their affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Parent Parties or any of their affiliates or representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.

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(b)       Company acknowledges and agrees that neither Parent, Merger Sub nor any other person on behalf of Parent or Merger Sub has made or is making, and Company has not relied upon, any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except (a) as disclosed in the disclosure schedule delivered by the Parent Parties to Company concurrently with this Agreement (the “Parent Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect or, as contemplated by Section 9.14, to the extent that disclosing such item would involve the disclosure of Confidential Supervisory Information (provided that, if an item is not disclosed because it would involve disclosure of Confidential Supervisory Information, appropriate substitute disclosures shall be made to the extent permitted by applicable law), (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Parent Parties that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of such disclosure that such disclosure applies to such other sections or (b) as disclosed in any Parent Reports filed by Parent January 1, 2022, and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer), Parent and Merger Sub hereby represents and warrants to Company as follows:

4.1       Corporate Organization.

(a)       Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the BHC Act, and has elected to be treated as a financial holding company under the BHC Act. Merger Sub is a corporation duly organized and validly existing under the laws of the State of Washington. Each Parent Party has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted. Each Parent Party is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect on the Parent Parties. True and complete copies of (i) the amended and restated certificate of incorporation of Parent, as amended (the “Parent Certificate of Incorporation”), (ii) the amended and restated bylaws of Parent (the “Parent Bylaws”), (iii) the articles of incorporation of Merger Sub (the “Merger Sub Articles of Incorporation”) and (iv) the bylaws of Merger Sub (the “Merger Sub Bylaws”) in each case as in effect as of the date of this Agreement have previously been made available by the Parent to Company.

(b)       Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of Parent or any Subsidiary of Parent to pay dividends or distributions except, in the case of Parent or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Bank Merger Act) to the fullest

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extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Parent Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Parent as of the date of this Agreement. True and complete copies of the organizational documents of Parent Bank as in effect on the date of this Agreement, have previously been made available by Parent to Company. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Parent other than the Parent Subsidiaries.

4.2       Capitalization.

(a)       The authorized capital stock of Parent as of the date of this Agreement consists of 50,000,000 shares of Parent Common Stock, and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of January 13, 2024, there were (i) 24,960,639 shares of Parent Common Stock issued and outstanding, including 15,007 shares of Parent Common Stock granted in respect of outstanding unvested restricted awards granted under the Parent Equity Plans (“Parent RSAs”); (ii) 1,366,901 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options granted under the Parent Equity Plans (“Parent Options”); (iii) 2,380,932 shares of Parent Common Stock reserved for issuance pursuant to future grants under the Parent Equity Plans (which includes 176,493 shares of Parent Common Stock reserved for issuance pursuant to outstanding grants for which shares have not been issued (“Parent LTIP Awards”); (iv) 5,384,615 shares of Parent Common Stock reserved for issuance pursuant to the Investment Agreements and 1,152,453 shares reserved for issuance pursuant to the warrants to be issued pursuant to the Investment Agreements, (v) no shares of Parent Common Stock held in treasury; and (vi) no shares of preferred stock issued and outstanding. As used in this Agreement the “Parent Equity Plans” means the Parent 2017 Equity Incentive Plan, the Parent Long-Term Incentive Plan effective April 1, 2020, the Parent 2021 Equity Incentive Plan, the Parent 2021 Long-Term Incentive Plan, the Parent Long-Term Incentive Plan effective April 1, 2022, the Pioneer Bancshares, Inc. 2007 Stock Incentive Plan, and the Pioneer Bancshares, Inc. 2015 Equity Incentive Plan, each as amended, or any successor plan thereto. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since January 13, 2024 resulting from the exercise, vesting or settlement of any Parent RSAs, Parent Options or Parent LTIP Awards (collectively, the “Parent Equity Awards”) described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Parent or Merger Sub issued, reserved for issuance or outstanding. All the issued and outstanding shares of Parent Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent or Merger Sub may vote. Other than Parent RSAs, Parent Options or Parent LTIP Awards, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, commitments or agreements of any character to which a Parent Party or any of its Subsidiaries is a party relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in the applicable Parent Party, or contracts, commitments, understandings or arrangements by which a Parent Party may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the applicable Parent Party or that otherwise obligate the applicable Parent Party to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Parent Securities”, and any of the foregoing in respect of Subsidiaries of Parent Parties, collectively, “Parent Subsidiary Securities”). Other than the Parent Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of a Parent Party or any of its Subsidiaries) are outstanding. Except as listed on Section 4.2(a) of the Parent Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies or other agreements in effect to which a Parent Party or any of its Subsidiaries is a party with respect to the voting or transfer of Parent Common Stock or Merger Sub Common Stock, capital stock or other voting or equity securities or ownership interests of Parent or Merger Sub or granting any stockholder or other person any registration rights. The authorized capital of Merger Sub as of the date of this Agreement consists of 100 shares of Merger Sub Common Stock, of which one (1) share is issued and outstanding and owned by Parent.

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(b)       Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Parties, Parent owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or under comparable state law (as applicable)) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.3       Authority; No Violation.

(a)       Each Parent Party has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the Mergers have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has (i) duly adopted resolutions pursuant to which it has determined that the consummation of the transactions contemplated by this Agreement (including the Mergers, the Bank Merger and the Parent Share Issuance), on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Parent and its stockholders (ii) adopted and approved this Agreement and the transactions contemplated by this Agreement (including the Mergers, the Bank Merger and the Parent Share Issuance), and the Parent Certificate Amendment, (iii) directed that (A) the Parent Certificate Amendment, and (B) the approval of the issuance of the (x) shares of Parent Common Stock constituting the Merger Consideration pursuant to this Agreement and (y) shares of Parent Common Stock in connection with the Equity Financing (such issuances, collectively, “Parent Share Issuance”) be submitted to the holders of Parent Common Stock for approval thereby and (iv) resolved to recommend that the holders of Parent Common Stock adopt the Parent Certificate Amendment and approve the Parent Share Issuance. The Board of Directors of Merger Sub duly adopted resolutions pursuant to which it has (i) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement, are advisable and in the best interest of Merger Sub and Parent, as its sole shareholder, (ii) adopted resolutions approving this Agreement and the transactions contemplated by this Agreement (including the Mergers), (iii) directed that this Agreement be submitted to Parent, as Merger Sub’s sole shareholder, for approval and (iv) resolved to recommend that Parent, as Merger Sub’s sole shareholder, approve this Agreement. Except for (i) the approval of the Parent Share Issuance by the affirmative vote of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon, (ii) the approval and adoption of the Parent Certificate Amendment by the affirmative vote of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon (collectively, the “Requisite Parent Vote”) (iii) the approval of this Agreement by Parent as Merger Sub’s sole shareholder, and (iv) the approval and adoption of the Bank Merger Agreement by Parent as Parent Bank’s sole shareholder, no other corporate proceedings on the part of any Parent Party are necessary to approve this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each Parent Party and (assuming due authorization, execution and delivery by Company) constitutes a valid and binding obligation of each Parent Party, enforceable against each Parent Party in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Merger have been validly authorized, and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b)       Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement (including the Mergers and the Bank Merger), nor compliance by Parent or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Certificate of Incorporation, the Parent Bylaws, the Merger Sub Certificate of Incorporation or the Merger Sub Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation or Government Order applicable to any Parent Party or any

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of their Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of any Parent Party or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any Parent Party or any of their Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub.

4.4       Consents and Approvals. Except for (a) the filing of any required applications, filings or notices with any federal or state regulatory or banking authorities listed on Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings, certificates and notices as applicable with the OCC under the Bank Merger Act, (d) the filing of any required applications, filings or notices with FINRA and approval of such applications, filings and notices, (e) the filing of any required applications, filings and notices, as applicable, with the NASDAQ, (f) the filing by Parent with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (g) the filing of the Certificate of Merger with the Washington Secretary pursuant to the WBCA, the filing of Second Step Certificates of Merger with the applicable Governmental Entities as required by applicable law, and the filing of the Bank Merger Certificate, and (h) if required by the HSR Act, the filing of any applications, filings or notices under the HSR Act, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution, delivery and performance by the Parent Parties of this Agreement or (ii) the consummation by the Parent Parties of the Mergers and the other transactions contemplated by this Agreement. No Parent Party is aware of any reason why the necessary regulatory approvals and consents will not be received by the applicable Parent Party to permit consummation of the transactions contemplated by this Agreement (including the Mergers) on a timely basis.

4.5       Reports. Parent and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with any Regulatory Agencies, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments would not reasonably be expected to have a Material Adverse Effect on Parent. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2022, except where such proceedings or investigations would not reasonably be expected to have a Material Adverse Effect on Parent. There (a) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or its Subsidiaries, and (b) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2022, in each case, which would reasonably be expected to have a Material Adverse Effect on Parent.

4.6       Financial Statements.

(a)       The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity, consolidated statements of cash flows and financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature

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and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, since January 1, 2022, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements, except, in each case, as indicated in such books and records or in the notes thereto. Since January 1, 2022, no independent public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)       Except as would not reasonably be expected to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2023, or in connection with this Agreement and the transactions contemplated by this Agreement.

(c)       The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Parent. Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee and true, correct and complete copies of such disclosures have previously been made available by Parent to Company. To the knowledge of Parent, there is no reason to believe that Parent’s chief executive officer and chief financial officer will not be able to give the assessments and reports required pursuant to the rules and regulations adopted pursuant to Section 404(a) of the Sarbanes-Oxley Act, without qualification, when next due.

(d)       Since January 1, 2022, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or the Board of Directors or similar governing body of any Parent Subsidiary or any committee thereof, or to the knowledge of Parent, to any director or officer of Parent or any Parent Subsidiary.

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4.7       Broker’s Fees. With the exception of the engagement of Stephens Inc. neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement. Parent has disclosed to or discussed with Company as of the date of this Agreement the aggregate fees provided for in connection with the engagement by Parent of Stephens Inc. related to the Mergers or related transactions contemplated by this Agreement.

4.8       Absence of Certain Changes or Events.

(a)       Since January 1, 2022, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub.

(b)       Since January 1, 2022, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course, except in connection with the transactions contemplated by this Agreement, including the Investment Agreements and Equity Financing.

4.9       Legal and Regulatory Proceedings.

(a)       Except as would not reasonably be expected to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)       There is no Government Order or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Entity or any of its affiliates) that would reasonably be expected to be material to Parent or any of its Subsidiaries, taken as a whole (other than any order issued by a Regulatory Agency in connection with the Mergers or Bank Merger whose approval is required for the Mergers or the Bank Merger, as the case may be).

4.10     Taxes.

(a)       Each of Parent and its Subsidiaries (i) has timely filed or caused to be timely filed, taking into account any extensions, all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by it and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all material Taxes required to have been paid by it (whether or not shown on any Tax Return), except for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(b)       Each of Parent and its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, shareholder, customer or other third party.

(c)       There are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d)       There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Parent or its Subsidiaries, and neither Parent nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries, as applicable, does not file a Tax Return, that Parent or such Subsidiary is or may be subject to income taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Parent or any of its Subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.

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(e)       Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business).

(f)        Neither Parent nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group of which Parent or a Subsidiary of Parent is the common parent), (ii) is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than (A) any such agreement entered into in the ordinary course of business and the principal subject matter of which is not Taxes and (B) any such agreement exclusively between or among Parent and its Subsidiaries) or (iii) has any liability for Taxes of any Person (other than Parent and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as transferee or successor.

(g)       Within the past two (2) years, none of Parent or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(h)       Neither Parent nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i)        Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.11     Employees.

(a)       Except as would not reasonably be expected to have a Material Adverse Effect on Parent, each Parent Benefit Plan (as defined below) has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, and there are no actions, suits, claims or investigations (other than routine claims for benefits in the ordinary course) pending, or to the knowledge of Parent, threatened, with respect to any Parent Benefit Plan. For purposes of this Agreement, “Parent Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind, whether in writing or not, and whether or not subject to ERISA, with respect to which Parent or any Subsidiary is a party or has or could reasonably be expected to have any obligation or that are maintained, contributed to or sponsored by Parent or any of its Subsidiaries, excluding, any Multiemployer Plan.

(b)       Parent has made available to Company true and complete copies of each material Parent Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions or amendments, (ii) the most recent annual report (Form 5500) filed with the IRS, (iii) the most recently received IRS determination letter and (iv) the most recently prepared actuarial report.

(c)       Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the knowledge of Parent, nothing has occurred that would adversely affect the qualification or tax exemption of any such Parent Benefit Plan.

(d)       None of Parent and its Subsidiaries nor any Parent ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or a Multiemployer Plan. For purposes of this Agreement, “Parent ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Parent or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

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(e)       No Parent Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(f)        Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (i) Parent and its Subsidiaries have at all times complied with the requirements of the Affordable Care Act set forth in Section 4980H of the Code and (ii) no condition exists that could cause Parent or any of its Subsidiaries to have any Tax, liability, penalty, or payment imposed against it pursuant to Section 4980H(a) of the Code with respect to periods prior to the Merger.

(g)       Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) result in the making of, or the acceleration of vesting, exercisability, funding or delivery of, or an increase in the amount or value of, any payment, right or other benefit or compensation due to any employee, officer, director or other service provider of Parent or any of its Subsidiaries, or result in any limitation on the right of Parent or any of its Subsidiaries to amend, merge or terminate any Parent Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither Parent nor any Subsidiary has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(h)       Except as would not reasonably be expected to have a Material Adverse Effect on Parent, as of the date of this Agreement, there are no pending or, to Parent’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes, lockouts, slowdowns, other labor disputes, or work stoppages. Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization and there are no pending or, to the knowledge of Parent, threatened organizing efforts by any union or other group seeking to represent any employees of Parent or any of its Subsidiaries.

(i)        Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (i) Parent and its Subsidiaries are in compliance with all laws and orders applicable to Parent or such Subsidiary regarding the terms and conditions of employment or other employment-related matters, worker classification, and the payment and withholding of Taxes with respect to their employees; and (ii) to the knowledge of Parent, no employee, independent contractor, officer or director of Parent or any of its Subsidiaries is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such individual and any other person that in any way materially and adversely affects or will affect the performance of his or her duties as an employee, independent contractor, officer or director of Parent or any Parent Subsidiary.

4.12     SEC Reports. An accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2022 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) is publicly available and (b) communication mailed by Parent to its stockholders since January 1, 2022 and prior to the date of this Agreement have previously been made available to Company (other than those publicly available), and no such Parent Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be

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deemed to modify information as of an earlier date. Since January 1, 2023, as of their respective dates, all Parent Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Parent Reports.

4.13     Compliance with Applicable Law.

(a)       Parent and each of its Subsidiaries hold, and have at all times since January 1, 2022, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would reasonably be expected to have a Material Adverse Effect on Parent, and to the knowledge of Parent, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)       Except as would not reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, including all laws related to cybersecurity, data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Small Business Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Parent and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Parent and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where Parent and its Subsidiaries conduct business.

(c)       Parent Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d)       Parent maintains a written information privacy and security program that contains reasonable administrative, technical and physical safeguards designed to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of Parent, Parent has not experienced any Security Breach that would reasonably be expected to have a Material Adverse Effect on Parent or require notification to affected individuals, a Governmental Entity or a Regulatory Agency that has not been made. To the knowledge of Parent, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, Parent has not been the subject of any inquiry or action of any Governmental Entity or Regulatory Agency with respect to any unauthorized processing of Personal Data or material violation of any laws related to cybersecurity, data protection or privacy.

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(e)       Without limitation, none of Parent, or any of its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be expected to have a Material Adverse Effect on Parent.

(f)        As of the date of this Agreement, each of Parent and Parent Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary federal regulator).

(g)       Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (i) Parent and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law and (ii) none of Parent, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.

4.14     Certain Contracts.

(a)       Except as set forth in Section 4.14(a) of the Parent Disclosure Schedule or as filed with any Parent Reports, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any Parent Benefit Plan):

(i)         which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)        which contains a provision that materially restricts the conduct of any line of business by Parent or any of its Subsidiaries or upon consummation of the Mergers will materially restrict the ability of the Surviving Entity or any of its affiliates to engage in any line of business or in any geographic region;

(iii)        which is a collective bargaining agreement or similar agreement with any labor union or guild;

(iv)       any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Parent Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by

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this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would reasonably be expected to have a Material Adverse Effect on Parent;

(v)      (A) that relates to the incurrence of indebtedness by Parent or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases (except for facility leases) and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, federal funds borrowings, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), or (B) that provides for the guarantee, support, assumption or endorsement by Parent or any of its Subsidiaries of, or any similar commitment by Parent or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $5,000,000 or more;

(vi)       that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Parent or its Subsidiaries, taken as a whole;

(vii)      that is a vendor agreement which creates future payment obligations in excess of $5,000,000 per annum or a servicing agreement pursuant to which obligations may exceed $5,000,000 per annum (in each case other than any such contracts which are terminable by Company or any of its Subsidiaries on ninety (90) days or less notice without penalty, other than the payment of any outstanding obligation at the time of termination);

(viii)     that is a settlement, consent or similar agreement and contains any material continuing obligations of Parent or any of its Subsidiaries; or

(ix)        that relates to the acquisition or disposition of any person, business or asset and under which Parent or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Parent Disclosure Schedule, is referred to in this Agreement as a “Parent Contract.” Parent has made available to Company true, correct and complete copies of each Parent Contract in effect as of the date of this Agreement.

(b)     (i) Each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, except as would not reasonably be expected to have a Material Adverse Effect on Parent, (ii) Parent and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Parent Contract, except where such noncompliance or nonperformance would not reasonably be expected to have a Material Adverse Effect on Parent, (iii) to the knowledge of Parent, each third-party counterparty to each Parent Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Parent Contract, except where such noncompliance or nonperformance would not reasonably be expected to have a Material Adverse Effect on Parent, (iv) neither Parent nor any of its Subsidiaries has knowledge of any violation of any Parent Contract by any of the other parties thereto which would reasonably be expected to have a Material Adverse Effect on Parent and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, of or under any such Parent Contract, except where such breach or default would not reasonably be expected to have a Material Adverse Effect on Parent.

4.15     Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted

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any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing, or to Parent’s knowledge, orally, since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Parent Regulatory Agreement.

4.16     Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Parent, Parent and its Subsidiaries are in compliance, and have since January 1, 2022, complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Parent, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Parent, threatened against either Parent Party, which liability or obligation would reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have a Material Adverse Effect on Parent. Neither of the Parent Parties is subject to any agreement, Government Order, letter agreement or memorandum of agreement by or with any Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have a Material Adverse Effect on Parent.

4.17     Investment Securities and Commodities.

(a)       Each of Parent and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to Parent’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or its Subsidiaries. Such securities and commodities are valued on the books of Parent in accordance with GAAP in all material respects.

4.18     Risk Management Instruments. Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect and (b) Parent and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Parent’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.19     Real Property. Parent or each Parent Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Parent Reports as being owned by Parent or a Parent Subsidiary or acquired after the date thereof which are material to Parent’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Parent Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Parent Reports or acquired after the date thereof which are material to Parent’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Parent Owned Properties, the “Parent Real Property”), free and clear of all material Liens, except for Permitted

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Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Parent, the lessor. There are no pending or, to the knowledge of Parent, threatened condemnation proceedings against the Parent Real Property.

4.20     Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect on Parent: (a) Parent and each of its Subsidiaries owns, or otherwise has rights to use (in each case, free and clear of any material Liens), all Intellectual Property used in the conduct of its business as currently conducted, (b) to the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person, (c) neither Parent nor any of its Subsidiaries has, within the past three (3) years, received any written notice alleging it or its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person, (d) to the knowledge of Parent, no person is infringing, misappropriating or otherwise violating any Intellectual Property owned by Parent or any of its Subsidiaries, and (e) neither Parent nor any Parent Subsidiary has, within the past three (3) years, received any written notice of any pending claim with respect to any Intellectual Property owned by Parent or any Parent Subsidiary, and Parent and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment or cancellation of all Intellectual Property owned by Parent and its Subsidiaries.

4.21     Related Party Transactions. As of the date of this Agreement, except as set forth in any Parent Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent) on the other hand, of the type required to be reported in any Parent Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein. All Related Party Transactions set forth in any Parent Report (or otherwise) comply with the Federal Reserve Board’s Regulation O and Regulation W.

4.22     Investment Agreements.

(a)      (i) As of the date of this Agreement, Parent has made available to Company true, correct and complete copies of each Investment Agreement, (ii) the Investment Agreements have not been amended or modified in any manner (subject to Section 6.18(a)) and (iii) the respective commitments contained in the Investment Agreements have not been terminated, reduced, withdrawn or rescinded in any respect by any party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Parent or, to Parent’s knowledge after reasonable inquiry, any other party thereto.

(b)       The Investment Agreements are in full force and effect and constitute the valid, binding and enforceable obligation of Parent and, to Parent’s knowledge, the other parties thereto, enforceable in accordance with their terms (subject to the Enforceability Exceptions).

There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing contemplated by the Investment Agreements, other than the conditions precedent set forth in the Investment Agreements or this Agreement (such conditions precedent, the “Financing Conditions”). Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, as well as the satisfaction of the other Financing Conditions, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Equity Financing contemplated by the Investment Agreements will not be available to Parent on the Closing Date.

(c)        There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to Equity Financing to which Parent or any of its affiliates is a party that would reasonably be expected to adversely affect the conditionality, availability or amount of the Equity Financing contemplated by the Investment Agreements.

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4.23     State Takeover Laws. The Board of Directors of each Parent Party has approved this Agreement and the transactions contemplated by this Agreement and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any applicable Takeover Restrictions. In accordance with the DGCL, no appraisal or dissenters’ rights will be available to the holders of Parent Common Stock or Merger Sub Common Stock in connection with the Mergers.

4.24     Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of Parent received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Stephens Inc., to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.25     Parent Information. The information relating to Parent and its Subsidiaries or that is provided by Parent or its Subsidiaries or their respective representatives for inclusion in the Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection with this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions that relate to Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.26     Loan Portfolio.

(a)       As of the date of this Agreement, except as set forth in Section 4.26(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any written or oral Loans in which Parent or any Subsidiary of Parent is a creditor that, as of December 31, 2023, had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of December 31, 2023, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.26(a) of the Parent Disclosure Schedule is a true, correct and complete list of (A) all the Loans of Parent and its Subsidiaries that, as of December 31, 2023, had an outstanding balance of $5,000,000 or more and were classified by Parent as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” or words of similar import, together with the principal amount of each such Loan, together with the aggregate principal amount of such Loans by category and (B) each asset of Parent or any of its Subsidiaries that, as of December  31, 2023, is classified as “Other Real Estate Owned” and the book value thereof.

(b)       Except as would not reasonably be expected to have a Material Adverse Effect on Parent, each Loan of Parent or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)       Except as would not reasonably be expected to have a Material Adverse Effect on Parent and except for Loans not originated by Parent or any of its Subsidiaries, each outstanding Loan of Parent or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Parent and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

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4.27     Broker-Dealer Subsidiaries. Neither Parent nor any of its Subsidiaries is required to be registered, licensed, qualified or authorized, as a broker-dealer under the Exchange Act or under any other applicable Law.

4.28     Investment Advisor Subsidiaries.

(a)       Parent has certain Subsidiaries that are registered, licensed or qualified, or are required to be registered, licensed or qualified, in the connection with the provision of investment management, investment advisory or sub-advisory services (each such Subsidiary, a “Parent Advisory Entity”). Each Parent Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2022 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except in each case as would not reasonably be expected to have a Material Adverse Effect on Parent.

(b)       The accounts of each advisory client of Parent or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable Parent Advisory Entity in compliance with the applicable requirements of ERISA, except as would not reasonably be expected to have a Material Adverse Effect on Parent.

(c)       None of the Parent Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected to have a Material Adverse Effect on Parent.

4.29     Insurance Subsidiaries.

Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (i) since January 1, 2022, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any Parent Subsidiary (“Parent Agent”) wrote, sold, produced, managed, administered or procured business for Parent or a Parent Subsidiary, such Parent Agent was, at the time the Parent Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no Parent Agent has been since January 1, 2022, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such Parent Agent’s writing, sale, management, administration or production of insurance business for any Parent Insurance Subsidiary (as defined below), and (iii) each Parent Agent was appointed by each insurance carrier whose insurance business was written, sold, produced, managed, administered or procured by such Parent Agent, to the extent required by applicable law.

4.30     Insurance. Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (a) Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent and consistent with industry practice, and Parent and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Parent and its Subsidiaries, Parent or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due fashion, (d) there is no claim for coverage by Parent or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Parent nor any of its Subsidiaries has knowledge of notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

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4.31     No Other Representations or Warranties.

(a)       Except for the representations and warranties made by the Parent Parties in this Article IV, no Parent Party nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither of the Parent Parties nor any other person makes or has made any representation or warranty to Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by the Parent Parties in this Article IV, any oral or written information presented to Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.

(b)       Each Parent Party acknowledges and agrees that neither Company nor any other person on behalf of Company has made or is making, and Parent has not relied upon, any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1       Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Parent Disclosure Schedule (with respect to the Parent Parties) or the Company Disclosure Schedule (with respect to Company)), required by law (including any Pandemic Measures) or as consented to in writing by the other Party (such consent not to be unreasonably withheld, conditioned or delayed), each of the Parent Parties and Company shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of any Parent Party or Company to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated by this Agreement or to perform such Party’s covenants and agreements under this Agreement or to consummate the transactions contemplated by this Agreement (including the Mergers) on a timely basis. Notwithstanding anything to the contrary set forth in this Section 5.1 or Section 5.2 (other than Sections 5.2(b) and 5.2(g), to which this sentence shall not apply) each Party and such Party’s Subsidiaries may take any commercially reasonable actions that such Party reasonably determines are necessary or prudent for such Party to take or not take in response any Pandemic or any Pandemic Measures; provided that such Party shall provide prior notice to and consult with the other Party in good faith to the extent such actions would otherwise require consent of the other Party under this Section 5.1 or Section 5.2.

5.2       Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule (with respect to the Parent Parties) or the Company Disclosure Schedule (with respect to Company), as expressly contemplated or permitted by this Agreement or as required by law (including any Pandemic Measures), neither the Parent Parties nor Company shall, and shall cause their respective Subsidiaries not to, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed):

(a)       other than (i) federal funds borrowings (including under the Federal Reserve Bank Term Funding Program (BTFP)) and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of two (2) years, (ii) the creation of deposit liabilities (including reciprocal and brokered deposits), (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Company or any of its wholly owned

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Subsidiaries to Company or any of its wholly owned Subsidiaries, on the one hand, or of Parent or any of its wholly owned Subsidiaries to Parent or any of its wholly owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)       (i)          adjust, split, combine or reclassify any capital stock;

(ii)         make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by Company at a rate not in excess of $0.10 per share of Company Common Stock, (B) dividends paid by any of the Subsidiaries of each of Parent and Company to Parent or Company or any of their wholly owned Subsidiaries, respectively, (C) regular distributions or dividends provided for and paid on any preferred securities (including trust preferred securities) of Parent, Company or their respective Subsidiaries in accordance with the terms thereof or (D) the acceptance of shares of Company Common Stock or Parent Common Stock, as the case may be, as payment for withholding Taxes incurred in connection with the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii)        grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire Company Securities or any Company Subsidiary Securities, in the case of Company, or, except pursuant to the Equity Financing in accordance with the Investment Agreements, Parent Securities or any Parent Subsidiary Securities, in the case of Parent; or

(iv)       except pursuant to the Equity Financing in accordance with the Investment Agreements, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Company Securities or Company Subsidiary Securities, in the case of Company, or Parent Securities or Parent Subsidiary Securities, in the case of Parent, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Company Securities or Company Subsidiary Securities, in the case of Company, or Parent Securities or Parent Subsidiary Securities, in the case of Parent, except pursuant to the settlement of equity compensation awards in accordance with their terms and the payment of Director fees as set forth in the Company’s Director compensation program (with respect to Company) or the Parent’s Director compensation program (with respect to Parent);

(c)       sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property) to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

(d)       sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material Intellectual Property owned by Company, Parent or any of their respective Subsidiaries, except for (i) non-exclusive licenses granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Intellectual Property at the end of such Intellectual Property’s statutory term;

(e)       except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly owned Subsidiary of Company or Parent, as applicable;

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(f)        in each case except pursuant to the Equity Financing and for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Company Contract or Parent Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Company or Parent, as the case may be, or enter into any contract that would constitute a Company Contract or Parent Contract, as the case may be, if it were in effect on the date of this Agreement;

(g)       except as required under applicable law or the terms of any Company Benefit Plan or Parent Benefit Plan existing as of the date of this Agreement, as applicable, (i) enter into, establish, adopt, materially amend or terminate any Company Benefit Plan or Parent Benefit Plan, or any arrangement that would be a Company Benefit Plan or an Parent Benefit Plan if in effect on the date hereof, other than (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost of benefits under any Company Benefit Plan or Parent Benefit Plan, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers (x) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (y) in the ordinary course of business consistent with past practice, or (z) consisting of the payment of incentive compensation for completed performance periods based upon actual performance pursuant to the applicable Company Benefit Plan or Parent Benefit Plan, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, or (v) notwithstanding clauses (i) or (ii), for employees who are executive officers, enter into any new, or materially amend or terminate any existing, employment, severance, change in control or similar agreement;

(h)       settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to Company or Parent, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Entity or to the receipt of regulatory approvals for the Mergers on a timely basis;

(i)        take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(j)        except for the Parent Certificate Amendment, amend its articles or certificate of incorporation, its bylaws or comparable governing documents of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

(k)       materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(l)        implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(m)      enter into any new line of business or, other than in the ordinary course of business, change in any material respect its lending, investment, underwriting, hedging practices and policies, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(n)       make or authorize any capital expenditure outside of the ordinary course of business;

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(o)       make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(p)       merge or consolidate itself or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

(q)       take any action that is intended or expected to result in any of the conditions to the Mergers set forth in Article VII not being satisfied, except as may be required by applicable law; or

(r)        agree to take, make any commitment to take, or, subject to Section 6.3(c), adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1       Regulatory Matters.

(a)       Promptly after the date of this Agreement, Parent and Company shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Parent shall use reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement. Parent and Company, as applicable, shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Parent (to the extent applicable to Parent) and Company shall thereafter mail or deliver the Proxy Statement to their respective stockholders and shareholders.

(b)       The Parties shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make them within thirty (30) days of the date of this Agreement, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers and Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent and Company shall have the right to review for a reasonable period of time in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity, including the Proxy Statement, the S-4 and any other filing made in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein, and each Party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from the OCC (in respect of the Mergers and the Bank Merger), the Federal Reserve Board (in respect of the Merger) and

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(ii) set forth in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Mergers and the Bank Merger) or those the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on the Surviving Entity.

(c)       Without limiting the generality of the undertaking pursuant to this Section 6.1, Parent and Company agree to take or cause to be taken the following actions: (i) obtain the Requisite Regulatory Approvals (as applicable) and take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on Parent, Company or any of their respective Subsidiaries with respect to the Mergers and Bank Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement as promptly as practicable, (ii) use reasonable best efforts to avoid the entry of any permanent, preliminary or temporary administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any arbitrator, mediator, tribunal, administrative agency or Governmental Entity (each, a “Government Order”) that would or is reasonably likely to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement and (iii) use reasonable best efforts to take, in the event that any permanent, preliminary or temporary Government Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, steps reasonably necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Government Order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement). Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require Parent or Company or any of their respective Subsidiaries, and neither Parent nor Company nor any of their respective Subsidiaries shall be permitted (without the written consent of the other Party), to take, or agree to take, any action or agree to any condition or restriction, in connection with the grant of a Requisite Regulatory Approval, that would reasonably be expected to have a Material Adverse Effect on the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Mergers and the Bank Merger (a “Material Burdensome Condition”).

(d)       Each Party shall promptly inform the other Party of, and promptly respond to, any request for information and take such action and resolve any objection that may be required or asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement.

(e)        To the extent permitted by applicable law, the Parent Parties and Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement.

(f)        The Parent Parties and Company shall promptly advise each other upon receiving any communication from any Governmental Entity that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be materially delayed.

6.2       Access to Information; Confidentiality.

(a)       Upon reasonable notice and subject to applicable laws (including any Pandemic Measures), each Parent Party and Company, for the purposes of verifying the representations and warranties of the other and preparing for the Mergers and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and

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other representatives of the other Party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other Party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each Parent Party and Company shall, and shall cause its respective Subsidiaries to, make available to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that a Parent Party or Company, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such Party may reasonably request. No Parent Party nor Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Parent Parties’ or Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties), contravene any law, rule, regulation, Government Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement or to the extent that the Parent Parties or Company, as the case may, be reasonably determines, in light of any Pandemic or any Pandemic Measures that such access would jeopardize the health and safety of any of its employees. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)       Each of Parent and Merger Sub, on the one hand and Company, on the other hand, shall hold all information furnished by or on behalf of the other Party (or Parties, as applicable) or any of such Party’s (or Parties’, as applicable) Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated November 2, 2023, between Parent and Company (the “Confidentiality Agreement”).

(c)       No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the operations of the other Party prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3       Shareholders’ Approvals.

(a)       Immediately following the execution of this Agreement and in lieu of calling a meeting of the stockholders of Parent, Parent shall use its reasonable best efforts to obtain an irrevocable written consent executed and delivered by certain of its stockholders as necessary (such written consent, as duly executed and delivered by such record holders, the “Parent Stockholder Consent”) for the purpose of obtaining the Requisite Parent Vote. Parent will use its reasonable best efforts to obtain the Parent Stockholder Consent on or before the date that is one (1) business day following the date of this Agreement (the “Written Consent End Date”). As soon as practicable following receipt of the Parent Stockholder Consent, Parent shall provide Company with a copy thereof, certified as a true and complete copy by the Parent chief executive officer or chief financial officer. In connection with the Parent Stockholder Consent, Parent shall take all actions necessary to comply, and shall comply in all respects, with the DGCL, including Section 228 thereof, the Parent Certificate of Incorporation, and the Parent Bylaws.

(b)       Each of Parent (but with regard to Parent, only in the event the Parent Stockholder Consent is not obtained prior to the Written Consent End Date) and Company shall call, give notice of, convene and hold a meeting of its stockholders or shareholders, as applicable (the “Parent Meeting” and the “Company Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) the Requisite Company Vote and the Requisite Parent Vote and (ii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders or shareholders, as applicable, in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Company

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and Parent shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Each of Parent (but with regard to Parent, only in the event the Parent Stockholder Consent is not obtained prior to the Written Consent End Date) and Company and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of Parent and the shareholders of Company, as applicable, the Requisite Parent Vote and the Requisite Company Vote, as applicable, including by communicating to the respective stockholders of Parent and shareholders of Company its recommendation (and including such recommendation in the Proxy Statement) that, in the case of Parent, the stockholders of Parent (i) approve the Parent Share Issuance and any other transactions contemplated by this Agreement as may require approval by the stockholders and (ii) adopt the Parent Certificate Amendment (the “Parent Board Recommendation”), and in the case of Company, that the shareholders of Company approve this Agreement (the “Company Board Recommendation”). Each of Parent and Company and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other Party the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of Company, (ii) fail to make the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of Company, in the Proxy Statement (unless, in the case of Parent, in the event that the Parent Stockholder Consent has been obtained prior to the Written Consent End Date), (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal that has been made public, or (B) reaffirm the Company Board Recommendation, in the case of Company, or the Parent Board Recommendation, in the case of Parent, in each case, within ten (10) business days (or such fewer number of days as remains prior to the Company Meeting or the Parent Meeting, or any adjournment or postponement thereof, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). For the avoidance of doubt, notwithstanding anything to the contrary set forth in this Agreement, in the event that the Parent Stockholder Consent has been obtained prior to the Written Consent End Date such that the Requisite Parent Vote has been obtained, Parent shall have no obligation under this Agreement to take any actions in connection with, or ancillary to, the Parent Stockholder Meeting, including without limitation, Parent shall have no obligation to (i) call, give notice of, convene or hold the Parent Stockholder Meeting, (ii) include the Parent Board Recommendation in the Proxy Statement, or (iii) reaffirm the Parent Board Recommendation at any time after the Written Consent End Date.

(c)       Notwithstanding anything in this Agreement to the contrary, subject to Section 8.1 and Section 8.2, the Board of Directors of Company may, prior to the receipt of the Requisite Company Vote, effect a Recommendation Change, if (i)(A) the Board of Directors of Company has received after the date hereof a bona fide Acquisition Proposal which did not result from a breach of Section 6.12(a), which it believes in good faith, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, constitutes a Superior Proposal or (B) an Intervening Event has occurred and (ii) the Board of Directors of Company, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that the failure to take such action would more likely than not result in a violation of its fiduciary duties under applicable law; provided, that the Board of Directors of Company may not take any actions under this Section 6.3(c) unless it (i) gives Parent at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by Parent and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Company Board Recommendation. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new notice period as referred to in this Section 6.3(c). Parent and, unless Company has effected a Recommendation Change to the extent permitted by and in accordance with this Section 6.3(c), Company shall adjourn or postpone the Company Meeting or the Parent Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Company Common Stock or Parent

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Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Company or Parent, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote or the Requisite Parent Vote, and subject to the terms and conditions of this Agreement, Company or Parent, as applicable, shall continue to use reasonable best efforts to solicit proxies from its stockholders or shareholders, as applicable, in order to obtain the Requisite Company Vote or Requisite Parent Vote, respectively. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, both the Company Meeting and the Parent Meeting (if applicable) shall be convened and this Agreement shall be submitted to the shareholders of Company and Parent (if applicable), and nothing contained herein shall be deemed to relieve either Party of such obligation.

(d)       As used in this Agreement, “Intervening Event” means any material facts, events and/or circumstances that have developed since the date of this Agreement, were previously unknown by the Board of Directors of Company and were not reasonably foreseeable as of the date of this Agreement by the Board of Directors of the Company (or if known, the consequences of which were not known or reasonably foreseeable to the Board of Directors as of the date of this Agreement); provided, that, for the avoidance of doubt, none of the following shall be considered or taken into account in determining whether an Intervening Event has occurred: (1) changes in the trading price or trading volume of the Company Common Stock (it being understood that the underlying cause of such change may be taken into account to the extent not otherwise excluded by this definition) or (2) the fact alone that Company meets or exceeds any internal or published forecasts or projections for any period (it being understood that the underlying cause of such over-performance by Company may be taken into account to the extent not otherwise excluded by this definition).

6.4       Federal Tax Opinions. Subject to Section 6.1, each of Parent, Merger Sub and Company shall obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c), including by executing and delivering representations contained in certificates of officers of Parent and Company reasonably satisfactory in form and substance to Parent’s and Company’s counsel.

6.5       Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6       Employee Matters.

(a)       From and after the Effective Time, unless otherwise mutually determined by Company and Parent prior to the Effective Time, Parent shall provide to employees of Company and its Subsidiaries who at the Effective Time become employees of Parent or its Subsidiaries (each a “Continuing Employee”) employee compensation and benefits under the Parent Benefit Plans on terms and conditions that are no less favorable in the aggregate as those that apply to similarly situated Parent employees; provided that, during the period commencing on the Effective Time and ending on the twelve (12) month anniversary of the Closing Date, each Continuing Employee shall be provided with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by Company and its Subsidiaries to such Continuing Employee prior to the Effective Time; and (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided by Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time. Notwithstanding the foregoing, Parent and Company agree that, during the period commencing at the Effective Time and ending on the twelve (12)-month anniversary thereof, any Continuing Employee (in each case, other than those employees who are party to individual agreements that provide for severance benefits) who is involuntarily terminated during such twelve (12)-month period will be provided with severance benefits that are no less favorable than the severance benefits set forth on Section 6.6(a) of the Company Disclosure Schedule.

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(b)       For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual under any defined benefit pension plan, for purposes of qualifying for subsidized early retirement benefits, or to the extent that such credit would result in a duplication of benefits) under the Parent Benefit Plans or Company Benefit Plans, service with or credited by Company or any of its Subsidiaries or predecessors for Continuing Employees shall be treated as service with Parent to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time. With respect to any Company Benefit Plan or Parent Benefit Plan in which any Continuing Employees first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, the Surviving Entity shall use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with Company and its Subsidiaries prior to the Effective Time on the same terms and to the same extent as prior service credit is recognized for employment prior to the Effective Time with Parent and its Subsidiaries except to the extent it would result in a duplication of benefits.

(c)       If requested by Parent in writing delivered to Company not less than ten (10) business days before the Closing Date, the Board of Directors of Company or its Subsidiary (or the appropriate committee or officers thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Company’s tax-qualified defined contribution plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If Parent requests that the Company 401(k) Plan be terminated, (i) Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent) not later than two (2) days immediately preceding the Closing Date, and (ii) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in the corresponding tax-qualified defined contribution plan sponsored or maintained by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”), it being agreed that there shall be no gap in participation. Parent and Company shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the Parent 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such employee from the Company 401(k) Plan.

(d)       Parent hereby acknowledges that the transactions contemplated by this Agreement shall constitute a “change in control,” “change of control” or term or concept of similar import of Company and its Subsidiaries under the terms of the Company Benefit Plans. From and after the Effective Time, Parent shall, or shall cause its Subsidiaries, as applicable, to assume and honor all Company Benefit Plans in accordance with their terms.

(e)       Company shall be permitted to determine in good faith (and in consultation with Parent) the amounts payable under its annual cash incentive program (the “Performance Bonus Plan”) for the fiscal year in which the Closing Date occurs (the “Closing Year Bonuses”) based on performance through the Closing Date; provided that if Company determines in good faith (and in consultation with Parent) that an insufficient portion of the performance year has occurred as of the Closing Date to be able to reasonably determine individual performance, the Company may base individual performance on target performance; provided, further, that if Company determines in good faith (and in consultation with Parent) that an insufficient portion of the performance year has occurred as of the Closing Date to be able to reasonably determine corporate or business unit performance, the Company may base corporate or business unit performance on target performance. Parent shall cause the Closing Year Bonuses, pro-rated to reflect the portion of the calendar year prior to the Closing Date during which the Continuing Employees participated in such program, to be paid to the Continuing Employees no later than the earlier to occur of (i) the date Company has historically paid such amounts in the ordinary course of business (but no later than March 15 of the calendar year following the Closing); (ii) within 60 days following the applicable Continuing Employee’s termination of employment by Parent or any of its Subsidiaries other than for Cause or

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by the applicable Continuing Employee for Good Reason (each as defined in Section 6.6(e) of the Company Disclosure Schedule) and (iii) the date on which the applicable Continuing Employee is otherwise entitled to receive payment under the Performance Bonus Plan, provided that any such payment does not result in the imposition of additional taxation or penalty under Section 409A of the Code. For the balance of the calendar year in which the Closing Date occurs, Continuing Employees shall participate in an annual cash incentive program sponsored by Parent, and such bonuses will be paid to the Continuing Employees in accordance with the terms of Parent’s program on the date Parent pays annual cash bonuses to similarly situated employees in the ordinary course of business, pro-rated to reflect the portion of the calendar year following the Closing Date during which the Continuing Employees participated in such program.

(f)        The Company and Parent shall cooperate with each other in their efforts to cause certain employees of Company, Parent and/or their Subsidiaries to enter into retention agreements (as described in Item 1 of Section 5.2(g) of the Company Disclosure Letter) prior to the Effective Time, including by making such employees reasonably available for discussions, and facilitating reasonable communications with, such employees.

(g)       Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Parent or Company or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, Company, Parent or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Parent or Company or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Entity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Parent or Company or any of their Subsidiaries or affiliates, or any beneficiary or dependent thereof, or any collective bargaining representative thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7       Indemnification; Directors’ and Officers’ Insurance.

(a)       From and after the Effective Time, Parent shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the fullest extent permitted by applicable law, the Company Certificate of Incorporation, the Company Bylaws and the governing or organizational documents of any Company Subsidiary, and any indemnification agreements in existence as of the date of this Agreement and disclosed in Section 6.7(a) of the Company Disclosure Schedule, each present and former director or officer of Company and its Subsidiaries (in each case when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of or pertaining to the fact that such person is or was a director or officer of Company or any of its Subsidiaries or is or was serving at the request of Company or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, any Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Parent shall reasonably cooperate with the Company Indemnified Parties, and the Company Indemnified Parties shall reasonably cooperate with Parent, in the defense of any such claim, action, suit, proceeding or investigation. Without limiting the indemnification and other rights provided in this clause (a), all rights to indemnification and all limitations on liability existing in favor of the Company Indemnified Parties as

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provided in any indemnification agreement in existence as on the date of this Agreement shall survive the Merger and shall continue in full force and effect to the fullest extent permitted by law, and shall be honored by Surviving Entity and its Subsidiaries or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto.

(b)       For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Company (provided that Parent may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the Company Indemnified Parties arising from facts or events which occurred at or before the Effective Time (including the approval of the transactions contemplated by this Agreement); provided that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date of this Agreement by Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Parent or, with the prior consent of Parent, Company may (and if so requested by Parent, Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under Company’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)       The obligations of Company or Parent under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Company Indemnified Party or affected person.

(d)       The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If Parent or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all its assets or deposits to any other person or engages in any similar transaction, then in each such case, Parent will cause proper provision to be made so that the successors and assigns of Parent will expressly assume the obligations set forth in this Section 6.7.

6.8       Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of Company, on the other hand) or to vest Parent with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers and the Bank Merger, the proper officers and directors of each Party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

6.9       Advice of Changes. The Parent Parties and Company shall each promptly advise the other Party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise to the failure of a condition in Article VII; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied; and provided that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the Party receiving such notice.

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6.10     Shareholder Litigation. Each Party shall give the other Party prompt notice of any shareholder litigation against such Party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other Party the opportunity to participate (at such other’s Party’s expense) in the defense or settlement of any such litigation. Each Party shall give the other the right to review and comment on all filings or responses to be made by such Party in connection with any such litigation, and will in good faith take such comments into account. No Party shall agree to settle any such litigation without the other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that the other Party shall not be obligated to consent to any settlement which does not include a full release of such other Party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or its affiliates.

6.11     Corporate Governance; Headquarters; Name.

(a)       Effective as of the Second Step Effective Time, in accordance with Parent’s Bylaws and other applicable organizational documents, three (3) members of the Board of Directors of Company shall be appointed to the Board of Directors of the Surviving Entity, to consist of Mark Mason (who shall be appointed as Executive Vice Chairman of the Surviving Entity effective as of the Second Step Effective Time) and two (2) other Legacy Company Directors appointed by Parent who are eligible to serve under the provisions of the Parent Bylaws and, in accordance with the Corporate Governance Guidelines of Parent as of the date of this Agreement (such individuals, the “Legacy Directors”). On or prior to the Second Step Effective Time, the Board of Directors of Parent shall take such actions as are necessary to cause the Legacy Company Directors to be elected or appointed to the Board of Directors of the Surviving Entity as of the Second Step Effective Time, including by terminating that certain Stockholders’ Agreement of Parent, dated June 19, 2017 (as amended), by and among Parent and certain other persons named therein.

(b)       Effective as of the effective time of the Bank Merger, in accordance with Parent Bank’s bylaws and other applicable organizational documents, the Legacy Directors shall be appointed to the Board of Directors of the Surviving Bank, and the Board of Directors of Parent and the Board of Directors of Parent Bank shall take such actions as are necessary to cause the Legacy Directors to be elected or appointed to the Board of Directors of the Surviving Bank as of the effective time of the Bank Merger.

(c)       As of the Second Step Effective Time, the headquarters of the Surviving Entity will remain in Denver, Colorado, and as of the effective time of the Bank Merger the main office (as defined for purposes of Federal banking laws) of the Surviving Bank will remain located in Dallas, Texas.

(d)      As of the Second Step Effective Time, the name of the Surviving Entity will remain FirstSun Capital Bancorp, and as of the effective time of the Bank Merger, the name of the Surviving Bank will be Sunflower Bank, N.A.; provided that, Parent will retain the branding of the assumed branches of Company Bank, subject to the requirements of applicable law.

6.12     Acquisition Proposals.

(a)       Each Party agrees that it will not, and will cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any Acquisition Proposal (except to notify a person that has made, or to the knowledge of such party, is making inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.12) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12) in

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connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Parent Vote, in the case or Parent, or the Requisite Company Vote, in the case of Company, a Party receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.12(a), such Party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such Party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such Party shall have provided such information to the other Party to this Agreement and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such Party. Each Party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Company or Parent, as applicable, with respect to any Acquisition Proposal. Each Party will promptly (within twenty-four (24) hours) advise the other Party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other Party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other Party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. Each Party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to Parent or Company, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a Party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a Party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a Party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the Party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the Party.

(b)       As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal that the Board of Directors of Company determines, in good faith, after taking into account all legal, financial, regulatory and other aspects of such proposal and the person making the proposal, and after consulting with its financial advisor and outside legal counsel, is (i) more favorable from a financial point of view to Company’s shareholders than the transactions contemplated by this Agreement (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.3(c)) and (ii) reasonably likely to be timely consummated on the terms set forth therein; provided that for purposes of this definition of Superior Proposal, references to “twenty-five percent (25%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

(c)       Nothing contained in this Agreement shall prevent a Party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

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6.13     Public Announcements. Company and the Parent Parties agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the Parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated by this Agreement shall be issued by any Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant Party is subject, in which case the Party required to make the release or announcement shall consult with the other Party about, and allow the other Party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.13.

6.14     Change of Method. Company and Parent shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Company and Parent (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Parent Common Stock received by holders of Company Common Stock in exchange for each share of Company Common Stock, (ii) adversely affect the Tax treatment of Company’s shareholders or Parent’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Company or Parent pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.15     Takeover Restrictions. None of Company, any Parent Party or their respective Boards of Directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Mergers, or any of the other transactions contemplated by this Agreement, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated by this Agreement from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each Party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

6.16     Treatment of Company Indebtedness. Upon the Second Step Effective Time, Parent shall assume the due and punctual performance and observance of the covenants to be performed by Company under the agreements set forth on Section 6.16 of the Company Disclosure Schedule to the extent set forth in such agreements. In connection therewith, Parent and Company shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates, opinions or other documents, and the Parties shall cooperate and use reasonable best efforts to provide any opinion of counsel to the trustee thereof, required to make such assumption effective as of the Second Step Effective Time or the effective time of the Bank Merger, as applicable.

6.17     Exemption from Liability Under Section 16(b). Company and the Parent Parties agree that, in order to most effectively compensate and retain Company Insiders, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock into shares of Parent Common Stock in the Merger and the conversion of Company RSUs and Company PSUs into corresponding Parent Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.17. Company shall deliver to the Parent Parties in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), and the

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Board of Directors of Parent and of Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Company) any dispositions of Company Common Stock, Company RSUs or Company PSUs by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock, or Parent Equity Awards by any Company Insiders who, immediately following the Mergers, will be officers or directors of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.18     Investment Agreements.

(a)       Parent shall not amend or modify, or waive any of its rights under, any Investment Agreement without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed).

(b)       Prior to Closing, each of Parent and Company shall, and shall cause its respective Subsidiaries, and its and their respective representatives to, reasonably cooperate in a timely manner in connection with the Equity Financing and any other financing arrangement the Parties mutually agree in writing to seek in connection with the transactions contemplated by this Agreement.

(c)       Without limiting the foregoing and subject in all cases to Section 6.1(c), Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the Equity Financing on the terms and conditions set forth in the Investment Agreements, including using its reasonable best efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants under the control of Parent in the Investment Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions in the Investment Agreements have been satisfied, consummate the Equity Financing substantially concurrently with the consummation of the Mergers and (iii) in the event of any actual or potential breach, default, invalid termination or repudiation by an Investor under an Investment Agreement, pursue all remedies available under or in connection with such Investment Agreement (including, for the avoidance of doubt, litigation for enforcement and seeking specific performance of the Investors’ obligations). In the event Parent recovers any monetary damages from any Investor pursuant to any Investment Agreement, Parent shall remit to Company, after deducting Parent’s out-of-pocket fees, costs and expenses (including attorneys’ fees) incurred by Parent in order to recover such monetary damages, an amount equal to fifty percent (50%) of the remaining recoveries. Parent shall give Company prompt (and, in any event, at least five (5) business days’ prior) written notice of (i) gaining actual knowledge of any breach or default by it or an Investor to an Investor Agreement and (ii) the receipt of any written notice or other written communication from an Investor with respect to any actual, potential or claimed breach, default, termination or repudiation by an Investor to any provision of an Investment Agreement.

(d)       Parent shall notify Company promptly (and in no event later than 24 hours) upon its knowledge of any fact or circumstance that would reasonably be likely to cause any representation or warranty in Section 4.22 to be untrue.

6.19     Legal Conditions to Merger. Subject in all respects to Section 6.1, each of Parent and Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and the Bank Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Company or Parent or any of their respective Subsidiaries in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement.

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6.20     Interest Rate Risk Management Cooperation. Each of Parent and Company shall reasonably cooperate with each other to monitor the impact of interest rates on the combined organization on a pro forma basis, and if reasonably necessary in light of changes in the interest rate environment prior to Closing, to develop an interest rate risk management strategy to reasonably mitigate future interest rate risk and price risk associated with the Company’s loan and investment security portfolios. The interest rate risk management strategy may involve a combination of actions, all of which Company agrees to consider in good faith, and all of which would be within appropriate safety and soundness principles and applicable bank regulatory guidelines.

ARTICLE VII

CONDITIONS PRECEDENT

7.1       Conditions to Each Party’s Obligations. The respective obligations of the Parties to effect the Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)       Shareholder Approvals. The Requisite Company Vote and the Requisite Parent Vote shall have been obtained.

(b)       Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Material Burdensome Condition.

(c)       S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d)       No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers, the Bank Merger, the Parent Share Issuance or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity, which prohibits or makes illegal consummation of the Mergers, the Bank Merger, the Parent Share Issuance or any of the other transactions contemplated by this Agreement.

7.2       Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Mergers is also subject to the satisfaction, or waiver by the Parent Parties, at or prior to the Effective Time, of the following conditions:

(a)       Representations and Warranties. The representations and warranties of Company set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Company set forth in Section 3.1(a), Section 3.1(b) (but only with respect to Company Bank), Section 3.2(b) (but only with respect to Company Bank), Section 3.3(a) and Section 3.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which

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case as of such earlier date); provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Company or the Surviving Entity. The Parent Parties shall have received a certificate dated as of the Closing Date and signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to the foregoing effect.

(b)       Performance of Obligations of Company. Company shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and the Parent Parties shall have received a certificate dated as of the Closing Date and signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to such effect.

(c)       Federal Tax Opinion. The Parent Parties shall have received the opinion of Nelson Mullins Riley & Scarborough LLP (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to the Parent Parties, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Parent Parties and Company, reasonably satisfactory in form and substance to such counsel.

7.3       Conditions to Obligations of Company. The obligation of Company to effect the Mergers is also subject to the satisfaction, or waiver by Company, at or prior to the Effective Time of the following conditions:

(a)       Representations and Warranties. The representations and warranties of the Parent Parties set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of the Parent Parties set forth in Section 4.1(a), Section 4.1(b) (but only with respect to Parent Bank), Section 4.2(b) (but only with respect to Parent Bank), Section 4.3(a) and Section 4.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Parent Parties set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Parent Parties. Company shall have received a certificate dated as of the Closing Date and signed on behalf of (i) Parent by the Chief Executive Officer or the Chief Financial Officer of Parent and (ii) Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Merger Sub to the foregoing effect.

(b)       Performance of Obligations of Parent. Each Parent Party shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Company shall have received a certificate dated as of the Closing Date and signed on behalf of (i) Parent by the Chief Executive Officer or the Chief Financial Officer of Parent and (ii) Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Merger Sub to the foregoing effect.

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(c)        Federal Tax Opinion. Company shall have received the opinion of Sullivan & Cromwell LLP (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Parent Parties and Company, reasonably satisfactory in form and substance to such counsel.

(d)       NASDAQ Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(e)       Designation of Legacy Directors. Parent shall have taken all actions necessary to cause the Legacy Company Directors to be elected or appointed to each of the Board of Directors of the Surviving Entity and Surviving Bank.

ARTICLE VIII

TERMINATION

8.1       Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a)       by mutual written consent of the Parent Parties and Company;

(b)       by either the Parent Parties or Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Government Order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers or the Bank Merger or the other transactions contemplated by this Agreement, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth in this Agreement;

(c)       by either the Parent Parties or Company if the Merger shall not have been consummated on or before January 16, 2025 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth in this Agreement; provided that the Termination Date may be extended by either Party for an additional three months by written notice to the other Party if the Closing shall not have occurred by such date and on such date the conditions set forth in Section 7.1(b) (Regulatory Approvals) have not been satisfied or waived and each of the other conditions set forth in Article VII has been satisfied, waived or remains capable of being satisfied;

(d)       by either the Parent Parties or Company (provided that the terminating Party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in this Agreement) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Company, in the case of a termination by the Parent Parties, or the Parent Parties, in the case of a termination by Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such Party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2 (Conditions to Obligations of the Parent Parties), in the case of a termination by the Parent Parties, or Section 7.3 (Conditions to Obligations of Company), in the case of a termination by Company, and which is not cured within forty-five (45) days following written notice to Company, in the case of a termination by the Parent Parties, or the Parent Parties, in the case of a termination by Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

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(e)       by Parent or Company if (i) the Requisite Company Vote shall not have been obtained at the Company Meeting or at any adjournment or postponement thereof or (ii) if the Requisite Parent Vote shall not have been obtained at the Parent Meeting or at any adjournment or postponement thereof;

(f)        by Company, prior to such time as the Requisite Company Vote is obtained, if the Board of Directors of Company effects a Recommendation Change, to the extent permitted by and in accordance with Section 6.3(c) (Shareholders’ Approvals); provided that, in order for Company to terminate pursuant to this Section 8.1(f), Company pays or causes to be paid, to Parent, the Termination Fee (defined below) in accordance with Section 8.2(b)(ii);

(g)       by Company, prior to the time the Requisite Parent Vote is obtained Parent or the Board of Directors of Parent shall have breached its obligations under Section 6.3 (Shareholders’ Approvals) or Section 6.12 (Acquisition Proposals) in any material respect;

(h)       by Parent, prior to such time as the Requisite Company Vote is obtained (i) the Board of Directors of Company shall have made a Recommendation Change or (ii) Company or the Board of Directors of Company shall have breached its obligations under Section 6.3 (Shareholders’ Approvals) or Section 6.12 (Acquisition Proposals) in any material respect; or

(i)        by Company if (A) there is a breach of the representations or warranties (or any such representation or warranty shall cease to be true) of the Parent Parties set forth in Section 4.22(a) (Investment Agreements) and within thirty (30) days following such breach (x) such breach or failure is not cured or (y) the Parent Parties are unable to obtain capital sufficient to replace any committed capital under any Investment Agreement which was terminated, reduced, withdrawn or rescinded or (B) the Initial Investment is not funded in full (and without rescission or attempt to rescind) prior to the end of the second business day following the date of this Agreement.

8.2       Effect of Termination.

(a)       In the event of termination of this Agreement by either the Parent Parties or Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated by this Agreement, except that (i) Section 6.2(b) (Access to Information; Confidentiality), Section 6.13 (Public Announcements), this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent, Merger sub nor Company shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement. “Willful and material breach” shall mean a material breach of, or material failure to perform, any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(b)       (i)          In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Company or shall have been made directly to the shareholders of Company or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Company Meeting) an Acquisition Proposal, in each case, with respect to Company and (A) thereafter this Agreement is terminated by (w) either Parent or Company pursuant to Section 8.1(e)(i) (Failure to Obtain Shareholder Vote), (x) Parent pursuant to Section 8.1(h)(i) (Recommendation Change), (y) either Party pursuant to  Section 8.1(c) (Termination Date) without the Requisite Company Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination) or (z) Parent pursuant to  Section 8.1(d) (Material Breach) as a result of a willful and material breach by Company and (B) prior to the date that is twelve (12) months after the date of such termination, Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether

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or not the same Acquisition Proposal as that referred to above), then Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same-day funds, a fee equal to $10,000,000 (the “Termination Fee”); provided that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii)         In the event that this Agreement is terminated by Company pursuant to Section 8.1(f) (Recommendation Change), Company shall pay, or cause to be paid, to Parent, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination;

(iii)        In the event that this Agreement is terminated by Parent pursuant to Section 8.1(h)(ii) (Breach of Certain Covenants), Company shall pay, or cause to be paid, to Parent, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination;

(iv)        In the event that this Agreement is terminated by Company pursuant to Section 8.1(g) (Breach of Certain Covenants), or Section 8.1(i) (Changes to Investment Agreements), Parent shall pay, or cause to be paid, to Company, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination; and

(c)       Notwithstanding anything to the contrary in this Agreement, but without limiting the right of any Party to recover liabilities or damages to the extent permitted by this Agreement, in no event shall either Party be required to pay the Termination Fee more than once.

(d)       Each of Parent, Merger Sub and Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if Parent or Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other Party commences a suit which results in a judgment against the non-paying Party for the Termination Fee or any portion thereof, such non-paying Party shall pay the costs and expenses of the other Party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such Party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

ARTICLE IX

GENERAL PROVISIONS

9.1       Amendment. Subject to compliance with applicable law, this Agreement may be amended by the Parties at any time before or after the receipt of the Requisite Parent Vote or the Requisite Company Vote; provided that after the receipt of the Requisite Parent Vote or the Requisite Company Vote, there may not be, without further approval of the shareholders of Parent or Company, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the Parties.

9.2       Extension; Waiver. At any time prior to the Effective Time, each of the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party contained in this Agreement, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered by such other Party pursuant to this Agreement, and (c) waive compliance with any of the agreements or satisfaction of any conditions for such Party’s benefit contained in this Agreement; provided that after the receipt of the Requisite Parent Vote or the Requisite Company Vote, there may not be, without further approval of the shareholders of Parent or Company, as applicable, any extension or waiver of this Agreement or any portion of this Agreement that requires such further approval under

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applicable law. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3       Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.7 and for those other obligations, covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Time.

9.4       Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expense; provided that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to Governmental Entities in connection with the Mergers and the other transactions contemplated by this Agreement shall be borne equally by Parent and Company.

9.5       Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission, upon confirmation of receipt (other than an out-of-office reply or similar automated reply), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)       if to Company, to:

601 Union Street, Suite 2000

Seattle, Washington 98101

Attention:        Mark Mason

John M. Michael

Godfrey Evans

E-mail:              Mark.Mason@HomeStreet.com

John.Michel@HomeStreet.com

Godfrey.Evans@HomeStreet.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:        H. Rodgin Cohen

Mitchell S. Eitel

Facsimile:       (212) 558-3588

Email:             cohenhr@sullcrom.com

eitelm@sullcrom.com

and

(b)       if to Parent or Merger Sub, to:

1400 16th Street, Suite 250

Denver, Colorado 80202

Attention:        Neal Arnold

Rob Cafera

E-mail:               Neal.Arnold@sunflowerbank.com

Rob.Cafera@sunflowerbank.com

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With a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, Georgia 30363

Attention:        J. Brennan Ryan

John M. Willis

Facsimile:         (404) 322-6050

E-mail:               brennan.ryan@nelsonmullins.com

john.willis@nelsonmullins.com

9.6       Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to “Articles,” “Sections,” “Exhibits” or “Schedules,” such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Company means the actual knowledge of any of the officers of Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used in this Agreement, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) a “business day” means any day other than a Saturday, a Sunday or a day on which banks in the State of Texas or Washington are authorized by law or executive order to be closed, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made, (iv) any reference to any statute includes all amendments thereto and all rules and regulations promulgated thereunder, (v) the term “made available” means any document or other information that was (a) provided by one Party or its representatives to the other Party and its representatives at least three (3) days prior to the date of this Agreement (with the receiving Party confirming receipt), (b) included in the virtual data room of a Party at least one (1) day prior to the date of this Agreement or (c) filed or furnished by a Party with the SEC and publicly available on EDGAR at least one (1) day prior to the date of this Agreement (vi) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Mergers and the Bank Merger unless otherwise indicated, and (vii) references to a Party’s shareholders approving this Agreement shall mean approving and adopting this Agreement, as applicable (it being understood that Parent’s stockholders shall not be required to approve or adopt this Agreement to the extent not required by law but shall vote upon those matters as specified herein). The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any Party or person to take any action in violation of applicable law (including any Pandemic Measures). All references to “dollars” or “$” in this Agreement are to United States dollars.

9.7       Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.8       Entire Agreement. This Agreement (including the documents and instruments referred to in this Agreement) together with the Confidentiality Agreement constitutes the entire agreement among the Parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

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9.9       Governing Law; Jurisdiction.

(a)       This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of Company shall be governed by the laws of the State of Washington and matters relating to the fiduciary duties of the Board of Directors of Parent shall be subject to the laws of the State of Delaware).

(b)       Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated by this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10     Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11     Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party. Any purported assignment in contravention of this Section 9.11 shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as otherwise expressly provided in Section 6.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with this Agreement without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12     Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this

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Agreement or to enforce specifically the performance of the terms and provisions of this Agreement (including the Parties’ obligation to consummate the Mergers), in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13     Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14     Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of Confidential Supervisory Information by any Party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply, but no representation or warranty shall be deemed untrue, incorrect or incomplete, as a consequence of the omission of Confidential Supervisory Information.

9.15     Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment to this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party forever waives any such defense.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HOMESTREET, INC.

By:	/s/ Mark Mason
Name: Mark Mason
Title: Chief Executive Officer

FIRSTSUN CAPITAL BANCORP

By:	/s/ Neal E. Arnold
Name: Neal E. Arnold
Title: Chief Executive Officer

DYNAMIS SUBSIDIARY, INC.

By:	/s/ Mollie H. Carter
Name: Mollie H. Carter
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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Exhibit A

Form of Parent Certificate Amendment

Omitted pursuant to Item 601(b)(2) of Regulation S-K

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EXECUTION FORM

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1, dated April 30, 2024 (this “Amendment”), amends the Agreement and Plan of Merger, dated January 16, 2024 (the “Agreement”), by and among HomeStreet, Inc., a Washington corporation (“Company”), FirstSun Capital Bancorp, a Delaware corporation (“Parent”), and Dynamis Subsidiary, Inc., a Washington corporation and a direct and wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Agreement.

RECITAL:

WHEREAS, the parties to the Agreement now desire to amend the Agreement in accordance with Section 9.1 of the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Amendment, and intending to be legally bound by this Amendment, the Parties agree as follows:

1.	Amendments.
(a)	The sixth paragraph of the Recitals of the Agreement is hereby amended and restated as follows:

“WHEREAS, concurrently with the execution and delivery of this Agreement or the Amendment, as applicable, and as a condition to Company’s willingness to enter into this Agreement and the Amendment, Parent has entered into separate investment agreements (each, an “Investment Agreement”) by and between Parent and the investors named therein (the “Investors” and each, an “Investor”), whereby the Investors will make an equity investment in Parent of $80 million concurrently with the execution and delivery of this Agreement in exchange for 2,461,538 shares of Parent Common Stock (the “Initial Investment”) and $140 million concurrently with the Closing of the Merger in exchange for 4,307,692 shares of Parent Common Stock (the “Equity Financing”).

(b)	The eighth paragraph of the Recitals of the Agreement is hereby amended and restated as follows:

“WHEREAS, no later than the Second Step Effective Time, (i) Sunflower Bank, N.A., a national banking association and a wholly owned Subsidiary of Parent (“Parent Bank”) will convert from a national banking association into a Texas state chartered bank that will be a member of the Federal Reserve System (such resulting entity, the “New Parent Bank” or “Sunflower Bank” and such conversion and admission to the Federal Reserve System, collectively, the “Conversion”) and (ii) immediately following the Second Step Merger, HomeStreet Bank, a Washington state-chartered bank and a wholly owned Subsidiary of Company (“Company Bank”) will merge with and into New Parent Bank (the “Bank Merger”) so that New Parent Bank is the surviving entity (the “Surviving Bank”) in the Bank Merger.”

A-66

(c)	Section 1.2(j) of the Agreement is hereby amended and restated as follows:

“Conversion and Bank Merger. No later than the Second Step Effective Time, subject to the terms and conditions of this Agreement, as amended, Parent Bank shall convert from a national banking association into New Parent Bank, a Texas state chartered bank, that will be a member of the Federal Reserve System. Immediately following the Second Step Merger, Company Bank will merge with and into New Parent Bank, with New Parent Bank being the surviving entity in the Bank Merger, and following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Second Step Effective Time. The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be mutually agreed upon by the Parties (the “Bank Merger Agreement”). The Company shall cause Company Bank, and Parent shall cause New Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Second Step Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.”

(d)	Section 1.4(a) of the Agreement is hereby amended by deleting the reference to “0.4345” and replacing such deleted reference with “0.3867”.
(e)	Section 2.2(e) of the Agreement is hereby amended by deleting the reference in clause (i) to “$33.95” and replacing such deleted reference with “$35.00”.
(f)	Section 4.4 of the Agreement is hereby amended as follows:
(i)	amending and restating clause (b) as follows: “the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act, the Bank Merger Act and the Federal Reserve Act and approval or waiver of such applications, filings and notices,”; and
(ii)	amending and restating clause (c) as follows: “the filing of any required applications, filings and notices, as applicable, with the Texas Department of Banking and the approvals or waivers of such applications, filings and notices,”.
(g)	Section 5.2(j) of the Agreement is hereby amended by adding the following text after “the Parent Certificate Amendment”:

“and as is necessary for the Conversion (after providing reasonable advance notice of the proposed amendment to the Company)”

(h)	The last sentence of Section 6.1(b) of the Agreement is hereby amended and restated as follows:

“As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from the Federal Reserve Board (in respect of the Conversion, the Mergers, and the Bank Merger), and the Texas Department of Banking (in respect of the Conversion and the Bank Merger), and (ii) set forth in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Conversion, the Mergers and the Bank Merger) or those the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on the Surviving Entity.”

A-67

(i)	Section 6.11(b) of the Agreement is hereby amended by deleting the references to “Parent Bank’s” and “Parent Bank” and replacing such deleted references with “New Parent Bank’s” and “New Parent Bank” respectively.
(j)	Section 6.11(d) of the Agreement is hereby amended by deleting the reference to “Sunflower Bank, N.A.” and replacing such deleted reference with “Sunflower Bank”.
(k)	Article VI of the Agreement is hereby amended by adding the following text as a new Section 6.21:

Additional Common Equity Raise. Parent shall use its reasonable best efforts to enter into, within fifty (50) days after the date of the Amendment, an amendment to the Acquisition Finance Securities Purchase Agreement, by and among Parent and the other signatories thereto, dated January 16, 2024 (the “Acquisition Finance SPA”), by which Parent will agree to issue, at the Closing as part of the Equity Financing, an additional 461,539 shares of Parent Common Stock in exchange for an equity investment in Parent of $15 million (or such greater amount as the Parties may agree) to one or more Investors or such other investors that execute joinders to the Acquisition Finance SPA (in a form reasonably acceptable to Company).

(l)	Article VI of the Agreement is hereby amended by adding the following text as a new Section 6.22:

Subordinated Debt Issuance. Parent shall use its reasonable best efforts to enter into, prior to or as of the Closing, one or more definitive agreements, each of which will close contemporaneously with the Closing, whereby Parent will issue, at the Closing, an aggregate principal amount of at least $48,500,000 in subordinated debt that qualifies as Tier 2 capital.

(m)	Article VI of the Agreement is hereby amended by adding the following text as a new Section 6.23:

Company Commercial Real Estate Loan Sale. Each of Company and Parent shall reasonably cooperate with each other to identify approximately $300,000,000 (based on the principal balance), or such other amounts as the Parties may reasonably determine are deemed necessary to obtain the Requisite Regulatory Approvals, of Company’s or its Subsidiaries’ Commercial Real Estate Loans (as hereinafter defined) to be disposed of by Company or its Subsidiaries, such disposition to be contingent upon the Closing and either, as the Parties hereto reasonably determine, effective as of, or as soon as reasonably practicable after, the Closing, in all cases to ensure that such Loan Sale (as hereinafter defined) is accounted for in the immediate post-closing balance sheet of Parent and/or its Subsidiaries. In addition, Company shall use its reasonable best efforts to, and cause its Subsidiaries to use reasonable best efforts to, so dispose of, and enter into one or more Loan Sale Agreements (as hereinafter defined) providing for the dispositions of, such Commercial Real Estate Loans for the best commercially reasonable available price (the “Loan Sale”). In furtherance of the foregoing, Company shall, and shall cause its Subsidiaries to, (i) reasonably cooperate with Parent in connection with the Loan Sale, (ii) consult with and keep Parent apprised of the status of the Loan Sale, (iii) provide Parent with drafts of any contract, agreement or arrangement (if any) relating to the Loan Sale (a “Loan Sale Agreement”) and (iv) provide Parent with a reasonable opportunity to review and comment on any such Loan Sale Agreements, and consider in good faith any reasonable comments made by Parent. “Commercial Real Estate Loans” as used in this Section 6.23, shall mean acquisition, development, and construction lending, and the financing of non-owner occupied real estate held for lease to third parties, including multi-family loans.

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(n)	Section 8.2(b) of the Agreement is hereby amended by adding the following text as a new clause (v)):

“Notwithstanding anything to the contrary in this Section 8.2(b), if the Company receives a bona fide written Acquisition Proposal from a third party after the date of the Amendment but prior to 11:59 p.m., New York time on May 30, 2024 (the “End Date”) (including any third party re-making an Acquisition Proposal that was initially made to the Company prior to the date of the Agreement), which Acquisition Proposal (x) did not result from the Company’s breach of Section 6.12(a) and (y) the Company has publicly announced within the later of (i) the End Date and (ii) ten (10) days after Company’s receipt of such Acquisition Proposal constitutes a Superior Proposal, and in connection therewith this Agreement is terminated (A) by the Company pursuant to Section 8.1(f) (Recommendation Change) or (B) by Parent pursuant to Section 8.1(h)(i) (Recommendation Change), in either case, within the later of (i) the End Date and (ii) ten (10) days after Company’s receipt of such Acquisition Proposal, then the Termination Fee paid or payable by the Company pursuant to 8.2(b)(i) or (ii), as applicable, shall be reduced to $2,600,000 and, in addition, within two (2) business days after submission of documentation therefor, the Company shall reimburse Parent for any and all reasonable out-of-pocket fees and expenses (including reasonable fees and expenses of outside counsel, accountants, investment banking firms and other financial advisors, experts, consultants and other advisors or representatives) incurred or accrued by it or its affiliates in connection with or related to the due diligence, negotiation, evaluation, preparation, authorization, execution or performance of this Agreement and the transactions contemplated by this Agreement (for the avoidance of doubt, including this Amendment).”

(o)	Section 9.6 of the Agreement is hereby amended by adding the following text between “the Mergers” and “and the Bank Merger” in clause (vi) of the seventh sentence therein: “, the Conversion”.
(p)	Section 4.4 of the Parent Disclosure Schedule is hereby amended and restated in the form attached as Schedule A hereto.
A-69

2.	Regulatory Matters. In furtherance of the Parties obligations set forth in Section 6.1 of the Agreement, the Parties shall cooperate with each other and use their reasonable best efforts to prepare and file (a) within thirty (30) days of the date of this Amendment, all applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, to the extent amended pursuant to this Amendment and (b) within thirty (30) days of the date of this Amendment, an amended Proxy Statement and S-4 with the SEC reflecting this Amendment and the revised transaction structure contemplated herein.
3.	Parent Deliveries. Concurrently with the execution of this Amendment, Parent has delivered to Company a true, correct and complete copy of the First Amendment to the Acquisition Finance SPA (the “Amendment to Acquisition Finance SPA”).
4.	Company Consent. The Company hereby consents to Parent’s entry into the Amendment to Acquisition Finance SPA as contemplated in this Amendment to the extent required pursuant to Section 6.18 of the Agreement.
5.	Miscellaneous.
(a)	Except as expressly amended and/or superseded by this Amendment, the Agreement remains and shall remain in full force and effect. This Amendment shall not constitute an amendment or waiver of any provision of the Agreement, except as expressly set forth herein. Upon the execution and delivery hereof, the Agreement shall thereupon be deemed to be amended and supplemented as set forth herein. This Amendment and the Agreement shall each henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement. If and to the extent there are any inconsistencies between the Agreement and this Amendment with respect to the matters set forth herein, the terms of this Amendment shall control. References in the Agreement (or in any of the other documents and instruments referred to in the Agreement) to the Agreement shall be deemed to mean the Agreement as amended by this Amendment.
(b)	Article IX of the Agreement (and with respect to Section 9.6 thereof, as amended by Section 1(o) of this Amendment) is hereby incorporated by reference mutatis mutandis.

[Signature pages follow]

A-70

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FIRSTSUN CAPITAL BANCORP

By:	/s/ Neal E. Arnold
Name: Neal E. Arnold
Title: Chief Executive Officer

DYNAMIS SUBSIDIARY, INC.

By:	/s/ Mollie H. Carter
Name: Mollie H. Carter
Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

A-71

HOMESTREET, INC.

By:	/s/ Mark Mason
Name: Mark Mason
Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

A-72

ANNEX B — OPINION OF KEEFE, BRUYETTE & WOODS, INC.

April 30, 2024

The Board of Directors

HomeStreet, Inc.

601 Union Street, Suite 2000

Seattle, WA 98101

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW”, “we”, “us” or “our”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of HomeStreet, Inc. (“HomeStreet”) of the Exchange Ratio (as defined below) in the proposed merger of Dynamis Subsidiary, Inc. (“Merger Sub”), a direct and wholly-owned subsidiary of FirstSun Capital Bancorp (“FirstSun”), with and into HomeStreet, with HomeStreet as the surviving entity (such transaction, the “Merger” and, taken together with the immediately following merger of HomeStreet with and into FirstSun (with FirstSun as the surviving company), the “Transaction”), pursuant to the Agreement and Plan of Merger, dated as of January 16, 2024 (the “Original Agreement”), entered into by and among HomeStreet, FirstSun and Merger Sub, as amended by Amendment No. 1, to be entered into on the date hereof (“Amendment No. 1” and, together with the Original Agreement, the “Agreement”). Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of FirstSun, HomeStreet, Merger Sub or the holder of any securities of FirstSun or HomeStreet, each share of common stock, no par value, of HomeStreet (“HomeStreet Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as defined in the Agreement)) shall be converted into the right to receive 0.3867 shares of common stock, par value $0.0001 per share, of FirstSun (“FirstSun Common Stock”). The ratio of 0.3867 shares of FirstSun Common Stock for one share of HomeStreet Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the Transaction, (i) Sunflower Bank, N.A., a national banking association and a wholly-owned subsidiary of FirstSun, will convert from a national banking association into a Texas state chartered bank that will be a member of the Federal Reserve System (such resulting entity, “New Sunflower Bank” and such conversion and admission to the Federal Reserve System, collectively, the “Conversion”) and (ii) immediately following the Conversion, HomeStreet Bank, a Washington state-chartered bank and a wholly-owned subsidiary of HomeStreet, will merge with and into New Sunflower Bank, pursuant to a separate agreement and plan or merger (the “Bank Merger”). Concurrently with the execution and delivery of the Original Agreement and Amendment No. 1, FirstSun entered or will enter into agreements providing for the sale of shares of FirstSun Common Stock for cash and the issuance of warrants to purchase shares of FirstSun Common Stock (the “Equity Financing”) pursuant to which investors made or will make aggregate equity investments in FirstSun of up to $235,000,000. The Agreement further provides that (i) FirstSun will use its reasonable best efforts to issue, prior to or as of the Closing (as defined in the Agreement), an aggregate principal amount of at least $48,500,000 in subordinated debt (the “Subordinated Debt Issuance”) and (ii) HomeStreet will use its reasonable best efforts to dispose of approximately $300,000,000 of HomeStreet’s commercial real estate

Keefe, Bruyette & Woods, A Stifel Company 787 Seventh Avenue • New York, New York 10019
212.887.7777 • www.kbw.com

B-1

The Board of Directors – HomeStreet, Inc.

April 30, 2024

loans (the “Loan Sale”). We have assumed at the direction of HomeStreet management that each of the Equity Financing, the Subordinated Debt Issuance and Loan Sale will be completed in accordance with the terms of the Agreement.

KBW has acted as financial advisor to HomeStreet and not as an advisor to or agent of any other person in connection with the Transaction. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of HomeStreet and FirstSun), may from time to time purchase securities from, and sell securities to, HomeStreet, FirstSun and or any of their respective affiliates. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of HomeStreet, FirstSun or any of their respective affiliates for our and their own respective accounts and for the accounts of our and their respective customers and clients. A commercial bank affiliate of KBW currently holds subordinated notes issued by FirstSun. We have acted exclusively for the board of directors of HomeStreet (the “Board”) in rendering this opinion and will receive a fee from HomeStreet for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Transaction. In addition, HomeStreet has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to HomeStreet and received compensation for such services. KBW acted as lead book-running manager in connection with HomeStreet’s January 2022 offering of subordinated notes. In the past two years, KBW has provided investment banking and financial advisory services to FirstSun and received compensation for such services. KBW acted as placement agent in connection with FirstSun’s January 2022 placement of subordinated notes. We may in the future provide investment banking and financial advisory services to HomeStreet, FirstSun or their respective affiliates and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of HomeStreet and FirstSun and bearing upon the Transaction, including among other things, the following: (i) the Original Agreement and a draft of Amendment No. 1 dated April 30, 2024 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of HomeStreet; (iii) certain preliminary draft and unaudited financial results for the quarter ended March 31, 2024 of HomeStreet (provided by HomeStreet); (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of FirstSun; (v) certain preliminary draft and unaudited financial results for the quarter ended March 31, 2024 of FirstSun (provided by FirstSun); (vi) certain regulatory filings of HomeStreet and FirstSun and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2023; (vii) certain other interim reports and other communications of HomeStreet and FirstSun to their respective shareholders; and (viii) other financial information concerning the businesses and operations of HomeStreet and FirstSun furnished to us by HomeStreet and FirstSun or that we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of HomeStreet and FirstSun; (ii) the assets and liabilities of HomeStreet and FirstSun; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for HomeStreet and FirstSun with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating

Keefe, Bruyette & Woods, A Stifel Company 787 Seventh Avenue • New York, New York 10019
212.887.7777 • www.kbw.com

B-2

The Board of Directors – HomeStreet, Inc.

April 30, 2024

forecasts and projections of HomeStreet that were prepared by HomeStreet management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) financial and operating forecasts and projections of FirstSun that were prepared by FirstSun management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of HomeStreet management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Transaction on FirstSun (including, without limitation, the cost savings expected to result or be derived from the Transaction) that were prepared by FirstSun management, provided to and discussed with us by such management and used and relied upon by us based on such discussions, at the direction of HomeStreet management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of HomeStreet and FirstSun regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by HomeStreet, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with HomeStreet.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of HomeStreet as to the reasonableness and achievability of the financial and operating forecasts and projections of HomeStreet referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of the Board, upon FirstSun management as to the reasonableness and achievability of the financial and operating forecasts and projections of FirstSun referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. In addition, we have relied, with the consent of the Board, upon the respective managements of HomeStreet and FirstSun as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Transaction on FirstSun (including, without limitation, the cost savings expected to result or be derived from the Transaction), all as referred to above (and the assumptions and bases for all such information), and we have assumed that such information has been reasonably prepared and represents the best currently available estimates and judgments of such managements and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated by such managements.

It is understood that the portion of the foregoing financial information of HomeStreet and FirstSun that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of HomeStreet and

Keefe, Bruyette & Woods, A Stifel Company 787 Seventh Avenue • New York, New York 10019
212.887.7777 • www.kbw.com

B-3

The Board of Directors – HomeStreet, Inc.

April 30, 2024

FirstSun and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either HomeStreet or FirstSun since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with the consent of the Board, that the aggregate allowances for loan and lease losses for each of HomeStreet and FirstSun are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of HomeStreet or FirstSun, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of HomeStreet or FirstSun under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of HomeStreet and FirstSun of its loans and owned securities as either held for investment, on the one hand, or held for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of HomeStreet and FirstSun, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and any related transactions (including, without limitation, the Bank Merger, the Equity Financing, the Subordinated Debt Issuance and the Loan Sale) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft Amendment No. 1 reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of HomeStreet Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transactions and that all conditions to the completion of the Transaction and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of HomeStreet, FirstSun or the pro forma entity, or the contemplated benefits of the Transaction, including without limitation the cost savings expected to result or be derived from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of HomeStreet that HomeStreet has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to HomeStreet, FirstSun, Merger Sub, the Transaction and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

Keefe, Bruyette & Woods, A Stifel Company 787 Seventh Avenue • New York, New York 10019
212.887.7777 • www.kbw.com

B-4

The Board of Directors – HomeStreet, Inc.

April 30, 2024

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of HomeStreet Common Stock. We express no view or opinion as to any other terms or aspects of the Transaction or any term or aspect of any related transactions (including the Bank Merger, the Equity Financing, the Subordinated Debt Issuance and the Loan Sale), including without limitation, the form or structure of the Transaction or any such related transaction, any consequences of the Transaction or any such related transaction to HomeStreet, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of HomeStreet to engage in the Transaction or enter into the Agreement; (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by HomeStreet or the Board; (iii) the fairness of the amount or nature of any compensation to be received by any of HomeStreet’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of HomeStreet Common Stock; (iv) the effect of the Transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of HomeStreet (other than the holders of HomeStreet Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of FirstSun or any other party to any transaction contemplated by the Agreement; (v) the actual value of FirstSun Common Stock to be issued in the Transaction; (vi) the prices, trading range or volume at which HomeStreet Common Stock or FirstSun Common Stock will trade following the public announcement of the Transaction or the prices, trading range or volume at which FirstSun Common Stock will trade following the consummation of the Transaction; (vii) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to HomeStreet, FirstSun, Merger Sub, any of their respective shareholders, or relating to or arising out of or as a consequence of the Transaction or any related transactions (including the Bank Merger, the Equity Financing, the Subordinated Debt Issuance and the Loan Sale), including whether or not the Transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction, or to any holder of HomeStreet Common Stock or any shareholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Keefe, Bruyette & Woods, A Stifel Company 787 Seventh Avenue • New York, New York 10019
212.887.7777 • www.kbw.com

B-5

The Board of Directors – HomeStreet, Inc.

January 15, 2024

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of HomeStreet Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company 787 Seventh Avenue • New York, New York 10019
212.887.7777 • www.kbw.com

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ANNEX C – WASHINGTON DISSENTERS’ RIGHTS STATUTES

Chapter 23B.13 RCW
DISSENTERS’ RIGHTS

Sections

23B.13.010	Definitions.
23B.13.020	Right to dissent.
23B.13.030	Dissent by nominees and beneficial owners.
23B.13.200	Notice of dissenters’ rights.
23B.13.210	Notice of intent to demand payment.
23B.13.220	Dissenters’ rights—Notice.
23B.13.230	Duty to demand payment.
23B.13.240	Share restrictions.
23B.13.250	Payment.
23B.13.260	Failure to take corporate action.
23B.13.270	After-acquired shares.
23B.13.280	Procedure if shareholder dissatisfied with payment or offer.
23B.13.300	Court action.
23B.13.310	Court costs and counsel fees.

RCW 23B.13.010 Definitions. As used in this chapter:

(1)       “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2)       “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3)       “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)       “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)       “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)       “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7)       “Shareholder” means the record shareholder or the beneficial shareholder. [1989 c 165 § 140.]

RCW 23B.13.020 Right to dissent. (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a)       A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, or would have been required but for the provisions of RCW 23B.11.030(9), and the shareholder was, or but for the provisions

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of RCW 23B.11.030(9) would have been, entitled to vote on the merger, or (ii) if the corporation was a subsidiary and the plan of merger provided for the merger of the subsidiary with its parent under RCW 23B.11.040;

(b)       A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c)       A sale, lease, exchange, or other disposition, which has become effective, of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale, lease, exchange, or other disposition, including a disposition in dissolution, but not including a disposition pursuant to court order or a disposition for cash pursuant to a plan by which all or substantially all of the net proceeds of the disposition will be distributed to the shareholders within one year after the date of the disposition;

(d)       An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation;

(e)        Any action described in RCW 23B.25.120;

(f)        Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(g)       A plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (i) The shareholder was entitled to vote on the plan; and (ii) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.

(2)       A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3)      The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a)       The proposed corporate action is abandoned or rescinded;

(b)       A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c)       The shareholder’s demand for payment is withdrawn with the written consent of the corporation. [2022 c 42 § 113; 2017 c 28 § 14; 2014 c 83 § 15; 2013 c 97 § 1. Prior: 2009 c 189 § 41; 2009 c 188 § 1404; 2003 c 35 § 9; 1991 c 269 § 37; 1989 c 165 § 141.]

Effective date—2009 c 188: See note following RCW 23B.11.080.

RCW 23B.13.030 Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

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(2)       A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a)       The beneficial shareholder delivers to the corporation the record shareholder’s executed written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b)      The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. [2020 c 57 § 68; 2002 c 297 § 35; 1989 c 165 § 142.]

RCW 23B.13.200 Notice of dissenters’ rights. (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2)       If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 would be submitted for approval by a vote at a shareholders’ meeting but for the provisions of RCW 23B.11.030(9), the offer made pursuant to RCW 23B.11.030(9) must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(3)       If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter. [2022 c 42 § 114; 2009 c 189 § 42; 2002 c 297 §36; 1989 c 165 § 143.]

RCW 23B.13.210 Notice of intent to demand payment. (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2)       If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 does not require shareholder approval pursuant to RCW 23B.11.030(9), a shareholder who wishes to assert dissenters’ rights with respect to any class or series of shares:

(a)       Shall deliver to the corporation before the shares are purchased pursuant to the offer under RCW 23B.11.030(9) written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected; and

(b)       Shall not tender, or cause to be tendered, any shares of such class or series in response to such offer.

(3)       If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(4)       A shareholder who does not satisfy the requirements of subsection (1), (2), or (3) of this section is not entitled to payment for the shareholder’s shares under this chapter. [2022 c 42 § 115; 2020 c 57 § 69; 2009 c 189 § 43; 2002 c 297 § 37; 1989 c 165 § 144.]

RCW 23B.13.220 Dissenters’ rights—Notice. (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days

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after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (6) of this section.

(2)       If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.11.030(9), the corporation shall within 10 days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(2) a notice in compliance with subsection (6) of this section.

(3)       If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(3) shall comply with subsection (6) of this section.

(4)       In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(a)(ii), the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders of the subsidiary other than the parent a notice in compliance with subsection (6) of this section.

(5)       In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(d) that, pursuant to RCW 23B.10.020(4)(b), is not required to be approved by the shareholders of the corporation, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders entitled to dissent under RCW 23B.13.020(1)(d) a notice in compliance with subsection (6) of this section.

(6)       Any notice under subsection (1), (2), (3), (4), or (5) of this section must:

(a)       State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b)       Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c)       Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)       Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1), (2), (3), (4), or (5) of this section is delivered; and

(e)       Be accompanied by a copy of this chapter. [2022 c 42 § 116; 2013 c 97 § 2; 2009 c 189 § 44; 2002 c 297 § 38; 1989 c 165 § 145.]

RCW 23B.13.230 Duty to demand payment. (1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(6)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2)       The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3)       A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter. [2022 c 42 § 117; 2013 c 97 § 3; 2002 c 297 § 39; 1989 c 165 § 146.]

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RCW 23B.13.240 Share restrictions. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2)       The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action. [2009 c 189 § 45; 1989 c 165 § 147.]

RCW 23B.13.250 Payment. (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2)       The payment must be accompanied by:

(a)       The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b)       An explanation of how the corporation estimated the fair value of the shares;

(c)       An explanation of how the interest was calculated;

(d)       A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e)       A copy of this chapter. [1989 c 165 § 148.]

RCW 23B.13.260 Failure to take corporate action. (1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2)       If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must deliver a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure. [2020 c 57 § 70; 2009 c 189 § 46; 1989 c 165 § 149.]

RCW 23B.13.270 After-acquired shares. (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)       To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall deliver with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280. [2020 c 57 § 71; 2009 c 189 § 47; 1989 c 165 § 150.]

RCW 23B.13.280 Procedure if shareholder dissatisfied with payment or offer. (1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

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(a)       The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b)      The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c)       The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2)      A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares. [2009 c 189 § 48; 2002 c 297 § 40; 1989 c 165 § 151.1]

RCW 23B.13.300 Court action. (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)       The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)       The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)       The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5)       The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)       Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270. [1989 c 165 § 152.1]

RCW 23B.13.310 Court costs and counsel fees. (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

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(2)       The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)      Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b)      Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3)       If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. [1989 c 165 § 153.]

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